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04035013

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mediaset S.p.A.

*CURRENT ADDRESS Via Paleocapa, 3
20121 Milan
Italy

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4515 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/25/04



MEDIASET GROUP ANNUAL REPORT 2002

MEDIASET

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.gruppomediaset.it

MEDIASET GROUP

2003 Ordinary General Meeting

Reports, Consolidated Financial Statements
and Annual Financial Statements

for the year ended December 31st, 2002

NOTICE OF MEETING

The shareholders are called to attend the ordinary General Meeting to be held in Cologno Monzese (Milan), Via Cinelandia 5, on April 16th, 2003, at 10.00 a.m., for the first call and, should it be required, on May 6th, 2003, at the same time and venue, for the second call, to decide upon the following

agenda

1) Annual and consolidated financial statements as at December 31st, 2002; Board of Directors' Report on operations; Report of the Statutory Auditors; consequent resolutions;

2) Appointment of the Board of Directors, after determining the number of its members and the duration of its term; determination of emoluments; appointment of the Chairman;

3) Appointment of the Stock Option Plan Committee; relevant and consequent resolutions;

4) Proposal to set up a "Stock Option" Plan; relevant and consequent resolutions;

5) Authorization to the Board of Directors for the purchase and sale of own shares; relevant resolutions.

The shareholders with the relevant certificate will have the right to take part in the meeting. Certificates must be requested at least five days before the date of the shareholders' meeting from the authorized bodies, pursuant to CONSOB resolution no. 11768 dated December 23rd, 1998.

According to article 15 of the articles of association, the members of the Board of Directors will be appointed by means of list vote.

The documents regarding the issues on the agenda will be available at the registered office of the company and at Borsa Italiana S.p.A. within the terms envisaged by current regulations; shareholders may obtain a copy thereof.

The Chairman:

Fedele Confalonieri

CONTENTS

Mediaset Group: Consolidated Financial Statements as of December 31st, 2002

CONTENTS

Mediaset S.p.A.: Financial Statements as of December 31st, 2002

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors		Franco Amigoni
		Tarak Ben Ammar
		Marina Berlusconi
		Pasquale Cannatelli
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Gilberto Doni
		Bruno Ermolli
		Marco Giordani
		Alfredo Messina
		Jan Mojto
	(*)	Gina Nieri
		Roberto Ruozi
	(*)	Claudio Sposito

Board of Statutory Auditors

Chairman	Achille Frattini
Statutory Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Alternate Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

MEDIASET

MEDIASET GROUP: PERIOD HIGHLIGHTS

Main income statement data

(EUR millions)

	1998	1999	2000	2001	2002
Consolidated net revenues	1,886.9	2,048.7	2,363.6	2,351.1	2,316.1
EBITDA	1,036.1	1,173.1	1,357.2	1,320.5	1,353.6
EBIT	492.8	560.2	691.5	587.2	558.5
EBT	505.7	586.1	648.0	418.1	497.1
Net profit pertaining to Group	284.5	339.2	423.5	248.4	362.0

Main balance sheet/financial data

(EUR millions)

	1998	1999	2000	2001	2002
Net invested capital	1,653.7	2,004.0	2,263.9	2,602.4	2,639.5
Shareholders' equity	2,006.7	2,179.5	2,389.2	2,354.6	2,468.7
Net financial position	353.0	175.5	125.3	(247.8)	(170.8)
Operating Cash Flow *(profit+amortisation and de[*	846.7	950.4	1,146.6	1,162.3	1,213.4
Investments	563.8	1,384.9	806.1	1,279.1	849.3
Dividends paid	139.5	167.1	216.2	283.2	247.8

Personnel

	1998	1999	2000	2001	2002
Employees (at year end)	4,709	4,562	4,384	4,396	4,393
Employees (average)	4,666	4,601	4,382	4,384	4,399

Main indicators

	1998	1999	2000	2001	2002
Gross Operating Margin/Net revenues	54.9%	57.3%	57.4%	56.2%	58.4%
Profit for the year/Net revenues	26.1%	27.3%	29.3%	25.0%	24.1%
Profit before taxes/Net revenues	26.8%	28.6%	27.4%	17.8%	21.5%
Net profit/Net revenues	15.1%	16.6%	17.9%	10.6%	15.6%
ROI	31.3%	30.6%	32.4%	24.1%	21.3%
ROE	14.7%	16.2%	18.6%	10.5%	15.0%
Number of shares	1,178,473,864	1,180,320,964	1,181,227,564	1,181,227,564	1,181,227,564
Consolidated net profit per share (euro)	0.24	0.29	0.36	0.21	0.31
Dividend per share (euro) (*)	0.14	0.18	0.24	0.21	0.21

(*) 2002 data regard the proposal of distribution to the General Meeting decided by the Board on March 25th, 2002.

Note: *from 01/01/00 to 30/06/01 data include the proportional consolidation of the Epsilon Group*


Net Consolidated Revenues
1,886.9
2,048.7
2,363.62,351.1
2,316.1
ml euro
1998
1999
2000
2001
2002


Operating Profit
492.8
560.2
691.5
587.2
558.5
26.1%
27.3%
29.3%
25.0%
24.1%
ml euro
1998
1999
2000
2001
2002
Operating Profit
ROS


Net Profit
284.5
339.2
423.5
248.4
362.0
15.1%
16.6%
17.9%
10.6%
15.6%
ml euro
1998
1999
2000
2001
2002
Net Profit
% Net Profit/Net Revenues


Dividends and Pay o ut
167.1
216.2
283.2
247.8
247.8
58.7%
63.7%
66.9%
99.8%
68.5%
ml euro
1998
1999
2000
2001
2002
Dividends
Pay out

Commercial Television Italy: Share of Mediaset Networks



Prime Time
43.2%
43.5%
43.9%
44.8%
45.2%
41.7%
41.6%
42.1%
43.1%
44.1%
1998
1999
2000
2001
2002
Individuals
Commercial Target (15-64)



Day Time (7:00 - 2:00)
42.7%
44.6%
45.3%
44.9%
44.0%
41.4%
42.9%
43.8%
43.2%
42.6%
1998
1999
2000
2001
2002
Individuals
Commercial Target (15-64)



24 hours
42.9%
44.3%
45.0%
44.9%
44.3%
41.7%
42.6%
43.4%
43.2%
42.9%
1998
1999
2000
2001
2002
Individuals
Commercial Target (15-64)

Commercial Television Italy: Summary indicators



Publitalia '80: TV Gross Advetising Revenues
ml euro
2,001
2,199
2,467
2,468
2,468
1998
1999
2000
2001
2002



Broadcast Programmes (% hours)
100%
80%
60%
40%
20%
0%
53.7%
53.3%
54.9%
53.6%
53.5%
46.3%
46.7%
45.1%
46.4%
46.5%
1998
1999
2000
2001
2002
% Rights
% Internal Productions



Internal Productions (Hours)
7,699
7,059
7,016
7,214
7,078
1998
1999
2000
2001
2002



Investiments in TV Rights
ml euro
480.1
932.8
612.5
776.0
648.6
1998
1999
2000
2001
2002

The general situation of financial markets

2002 was the second year of generalised losses for European and US financial markets. The negative economic cycle affected all sectors. Also in 2002, the financial market was marked by high volatility of share prices led by low visibility of corporate profits. In 2002, the *S&P 500* index decreased by around 23.8%, *Nasdaq* went down by over 32%. In Italy, the *MIB30* index reached the level of 23.886, falling 25%.

As to the media sector, the reference index, *DJStoxx Media*, showed a decrease exceeding 48%. In a nutshell, the factors which influenced this trend were the following: the continuous geopolitical uncertainty in the Middle East and the terrorist threat in the West, the weakness of the US Dollar vs. the Euro, the discovery of some accounting irregularities in major US and European companies, the weight of asset write-downs on company profits.

Mediaset Share Price in 2002

In this situation, performance by Mediaset in 2002 was 38% higher than *DJ StoxxMedia* and between 15% and 45% better than the 36 world indexes which include this share. In particular, in 2002, if we do not consider ProSiebenSat1, whose price was influenced by the procedure for the disposal of its stake in KirchMedia, Mediaset shares had the best relative performance among European broadcasters, achieving more than 10% above the average of its main competitors (TF1, M6, Carlton e Granada).

In absolute terms, in 2002 the share contained its decrease below 10%, with a minimum price of EUR 5.5, on October 9th, and a maximum price of EUR 10.4 on March 19th.

Mediaset and the main indexes since its listing (1996)


16 lug - 13 dec 2002
MEDIASET
MIB30
NASDAQ
DJ STOXX MEDIA
700
650
600
550
500
450
400
350
300
250
200
150
100
50
31-ott-97
31-gen-98
30-apr-98
31-lug-98
31-ott-98
31-gen-99
30-apr-99
31-lug-99
31-ott-99
31-gen-00
30-apr-00
31-lug-00
31-ott-00
31-gen-01
30-apr-01
31-lug-01
31-ott-01
31-gen-02
30-apr-02
31-lug-02
31-ott-02

2002: Mediaset and the main indexes


2 Jan - 3 Jun 2002
Mediaset
Mib30
Nasdaq
DJ Stoxx Media

2002: Mediaset and all indexes


MEDIASET
DJ E. STOXX MEDIA P
DJ TITANS MEDIA
E300 EX UK
FTA EUR X UK
FTA EUR X UK
FTSE GLOB MEDIA
FTWEXUK CYC SER
FTWEXUK MEDIA
MIBTEL
DJ STOXX 50
MIB30
DJ EURO STOXX
DJ SEEP LC
E300 MEDIA EU
FTA EUR X UK
FTSE EUROTOP 300
FTSE GLOB MEDIA
FTWEXUK CYC SER
FTWEXUK MEDIA
MSCI EURO
NASDAQ
DJ SEC TITAN CMP
DJ SEP LC
EURO100
FTA EUR X UK
FTSE GLOB MEDIA
FTWEXUK CYC SER
FTWEXUK CYC SER
FTWEXUK MEDIA
MSCI PAN-EURO
DJ STOXX
DJ STOXX MEDIA P
E300 CYCLICAL SV
FTA EUR X UK
FTA EUR X UK
FTSE GLOB MEDIA
FTWEXUK CYC SER
FTWEXUK MEDIA
FTWEXUK MEDIA
DJ EURO STOXX TM
150
140
130
120
110
100
90
80
70
60
50
40

2002: Mediaset and the main European broadcasters


2 Jan 2002- 30 gen 2003
Mediaset
TF1
Pro7
M6
Carlton
MEDIA dei 5 titoli

The main factors which affected the Share Price

The factors which affected the share price in 2002 were the following: the successive downward reviewing of expectations for 2002 and 2003 in the Italian and European advertising market; Publitalia's performance which, for the second year, confirmed the exceptional results achieved in 2000, the best audience results achieved in the year; the implementation of the control plan of television costs and investments in rights, declared by the Company management; the possible involvement of Mediaset in the purchase of KirchMedia television assets, the "Private Placement" on the market of the around 2.1% stake of Mediaset registered share capital by British Telecom at EUR 5.6 euro per share; the obtaining of 52% in Tele5 by means of the purchase of a further 12% stake; expectations regarding the evolution of the rules and regulations which is taking place in the media sector in Italy.

2002 Volumes of Mediaset Shares

In 2002, Mediaset shares had an average daily volume of 5.2 million shares, for an average amount of over EUR 42 million, in line with the previous year's volumes. In total, the number of Mediaset shares exchanged during the year on the electronic market of the Italian Stock Exchange amounted to over 1.2 billion, i.e. a level higher than 100% of the company share capital. The record in daily trading of the share occurred on October 11th, 2002 (the day when British Telecom sold its stake) with around 17.7 million shares, while the minimum of exchanges occurred on May 27th, 2002 with little more than 1.1 million shares negotiated.


2002 MS Volumes

Maximum Price (€)	**10.4** (March 19th)	**14.1** (January 31st)
Minimum Price (€)	**5.5** (October 9th)	**5.4** (September 21st)
Initial Price 1 /1 (€)	**8.1**	**12.5**
Final Price 31/12 (€)	**7.3**	**8.2**
Average volumes (millions)	**5.2**	**5.3**
Maximum volume (millions)	**17.7** (October 11th)	**18.7** (February 14th)
Minimum volume (millions)	**1.1** (May 27th)	**1.2** (May 28th)
Number Ordinary Shares (millions)	**1,181.2**	**1,181.2**
Capitalisation at 31/12 (€ millions)	**8,575.7**	**9,686.1**

Mediaset Share Capital at 31/12/2002

Mediaset's main shareholder is the Fininvest Group with 48.26% of share capital. The remaining 51.74% of share capital is freely listed on the market.

From a geographical viewpoint, Mediaset's stocks on the market are well distributed in the different markets: 33% of shares are held by Italian investors and no less than 67% are in the hands of international investors. Among them, the nations mostly focusing on Mediaset shares are the U.S. and the U.K., with 25% and 21% of total outstanding shares respectively, followed by Germany and France, with 9% and 4% respectively. The remaining 8% of outstanding shares is mainly distributed in Japan, Asia and the rest of Europe.

31/12/2002: Mediaset Share Capital


Market
52%
Fininvest
48%

31/12/2002: Mediaset Outstanding Shares (estimate)


Others 8%
Germany 9%
France 4%
Italy 33%
UK 21%
U.S. 25%

MEDIASET GROUP

2002 Annual Report

Board of Directors' Report on operations

Consolidated financial statements as of December 31st, 2002
Board of Directors' Report on Operations

Dear Shareholders,

In the year ended December 31st, 2002 the Group heading your company managed to effectively counter the lasting slowdown that affected Western economies for the second year in a row causing a general reduction in advertising investments. Once again, as in 2001, Mediaset achieved the exceptionally high result attained in advertising sales in 2000, the year marked by the extraordinary expansion of advertising investments. In 2002, Mediaset further improved the record high audiences already reached by its networks in 2001, in a year when the priority objective to safeguard its high profitability and capability of cash generation obliged Mediaset to act strongly for the reduction of television operation costs.

The economic results achieved in 2002 can be summarised as follows: **consolidated net revenues** amounted to EUR 2,316.1 million compared to EUR 2,351.1 million in the previous year. Net of the effects arising from the proportional consolidation of the Epsilon Group in the first half of 2001, they remained slightly below those recorded in 2001(-0.2%); **EBITDA,** because of the strong reduction in operating costs amounted to EUR 1,353.6 million, growing by EUR 33.1 million with respect to EUR 1,320.5 million of the previous year. **EBIT** amounted to EUR 558.5 million, decreasing with respect to EUR 587.2 million of the previous year, because of the increase in amortisation, depreciation and write-downs which rose from EUR 733.3 to 795.1 million. Operating profitability amounted to 24.1% compared to 25.0% in the previous year. Thanks to this performance, Mediaset is still clearly above the average profitability of the major European television broadcasters which, in 2002, based on already published results, recorded widespread and heavy decreases. **EBT** amounted to EUR 497.1 million compared to EUR 418.1 million of 2001, and benefited with respect to the previous year from the marked improvement in the overall profit generated by equity investments, on which in 2002 there was a much lower negative economic effect, equal to EUR 31.8 million, generated by the total write-down of the 2.28% stake held in Kirch Media GmbH & Co. KgaA., for which at December 31st, 2001 a provision of EUR 171.9 million had been allocated. **The net profit** pertaining to Group activities, also by virtue of the notable reduction of the tax rate, amounted to EUR 362.0 million, a clear increase with respect to EUR 248.4 million in 2001.

The parent company, Mediaset S.p.A., achieved a net profit of EUR 258.6 million, after amortisation, depreciation and write-downs amounting to EUR 154.6 million.

The economic results achieved during the year reward the fact that Mediaset already starting with the second half of 2001, in view of a negative situation, managed to effectively co-ordinate and implement appropriate commercial and publishing strategies, maximizing the competitive advantages achieved in the reference market. A fundamental element for planning these strategies was the perception by Mediaset, in advance with respect to prevalent feelings, of the structural character connected to the signs of slowdown of economic activity, the fall of stock exchange indexes and the new economy crises which followed the terrorist attacks of September 11th, 2001, elements which existed already before these events and that they contributed to heighten, introducing further uncertainty and reducing the visibility of a sustainable recovery, which still remains difficult to foresee.

In Italy, for the second consecutive year, there was a marked reduction in **advertising investments** for the so-called *classic area* which, based on Nielsen data, decreased by 3.5% with respect to 2001. Because of this trend, in the years 2001-2002 the overall market decrease amounted to 6.5%, equal to over EUR 500 million.

The situation of the advertising market reflected also in 2002 a general caution present in various sectors and showed, though with ups and downs during the year, a basic stability in the main large sector, which is mass consumption goods and the automobile sector, but significant recovery signals came, for example, from the tourism and travel sectors. The weakness of sectors such as telecommunications and finance continued, which postponed, hopefully to 2003, the expected promotion campaigns for the new telecommunication technologies (UMTS and ADSL connections) and corporate campaigns connected to the communication of recent concentration operations which occurred in the banking and insurance sector.

Generally speaking, the Italian advertising market is one of the best positioned in Europe, by virtue of a lower ratio between advertising costs and Gross Domestic Product (0.65%) than the average of other European countries (0.9%) which therefore in the future might benefit more from a sustained recovery. Television remains the most attractive medium to plan communication campaigns and the launch of new *brands* because of the unchallenged central role of this medium in consumption habits, as is confirmed, also in 2002, by the constantly growing data regarding total television audience and average time spent watching TV.

In 2002, while a general decrease affected all other media, advertising investments in the television sector even recorded a slight progress equal, based on Nielsen estimates, to 0.5% with respect to 2001; in the last two years, investments on television recorded however a 3.5% decrease, a figure which mirrors the reduction of advertising sales of RAI Networks, which had some recovery in 2002 mainly by virtue of the effect generated by the Football World Cup.

Gross advertising sales of Mediaset Networks confirmed in 2002 the same level of sales of 2001 and especially 2000, thanks to the more lively trend recorded, in line with expectations, in the second part of the year. In particular, a 5.6% increase was achieved in the last quarter, which made up for the decrease of the first months of the year, even though expected, negatively influenced by the comparison with the same period of the previous year which still recorded growth rates compared to the same periods of 2000.

Mediaset achieved these results by leveraging on its competitive advantages, for example the capability also during weak market times to find new investors and, especially, by the well established primacy of Canale 5 which, also in 2002, confirmed to be the national leading network in Prime Time and therefore an inevitable choice and the mandatory reference for every communication campaign on television.

As to **audience shares**, 2002 represented for Mediaset Networks another record year, which confirms the growth obtained in the last three years.

The average share in the full day for Mediaset Networks remained basically unchanged with respect to 2001, at 42.9%, in a year when RAI, in spite of the Football World Cup, decreased its audience share from 47% to 46.4%. In Prime Time, Mediaset Networks achieved in 2002 an extraordinary audience share, constantly higher than 44%, and thus obtained their highest result since 1998, growing for the third consecutive year, with a one share point increase with respect to the already high result of 2001. In the most popular time bracket, Canale 5 confirms

to be the first national network with a 23.8% share, while Italia 1, to complete its repositioning which had been started in 2002, becomes the third national network with a 12.2% share, for the first time in Auditel history ahead of Raidue; Retequattro successfully consolidates its function of strategic network for an older audience, traditionally oriented to RAI programmes. The result obtained by Mediaset networks on the commercial target (15-64) is even better, for the first time higher than that achieved by RAI networks.

The Mediaset Group obtained these results in the year when it successfully carried out a containment of **television costs** obtained by means of a reduction of operating costs for around EUR 67 million (-10% with respect to 2001) which allowed to make up for the physiological increase in personnel expenses and the increase in amortisation, depreciation and write-downs, which cannot be reduced during the year, especially in terms of the amortisation of television rights, which determined a negligible growth (+0.5%) in television costs (which in 2001 had increased by 6.4%) and therefore a marked reduction in costs with respect to the audience share obtained.

This action implied a careful production efficiency policy carried out constantly on network programme schedules. Significant improvements affected news contents without going to the detriment of their quality and service issues and, especially, entertainment programmes which have lower preparation times. This operation was carried out by reducing both production volumes and average costs, also by replacing, especially in Prime Time, the less profitable products with products with a low unitary cost or rights, by exploiting more the existing library of programmes and rights. Especially in Day Time and for the times with lower advertising concentration, original products have often been replaced with re-edited products, an operation which did not reduce audience shares anyway.

The considerable efficiencies obtained did not however go to the detriment of innovation and experimentation; on some *infotainment* products and on *reality shows*, Mediaset successfully started the first forms of interactivity and developed models which will be obviously refined in the future, with a view to migrating to terrestrial digital television. Today, these applications confirm the great capability of television of being a driver even on consumption modes that can occur on different media (one case is represented by *Tgcom*, a transversal brand for television, the Internet and mobile telephones) thus providing efficiencies in production costs that in the future may be turned into opportunities for additional revenues with respect to those of traditional advertising.

Mediaset was also driven by the search for maximum efficiency with respect to **investments** in rights, with the objective to progressively optimise the structure and volumes of international purchase agreements, with a view to a greater selection of acquired products and to start a u-turn with respect to recent years, aiming at progressively reaching a balance, from 2003 already, between amortisation and investments. In 2002, the overall value of purchases decreased by around EUR 127 million compared to the previous year. At the same time, Mediaset aims at safeguarding the know-how it acquired in terms of drama productions, strengthening its marked production commitment especially in long serials, which guarantee greater economies of scale and favours loyalty and identification processes in the public. With regard to this production type, the objective for 2003 will be to stabilise total investments, to foster, also by means of co-production agreements and the subsequent sale on international markets, the constant reduction of hourly average costs, without however abandoning the

making of some short series which are, especially in Prime Time, high quality and highly popular television events.

The results we have described consolidate therefore, also in a difficult year such as 2002, our leading position in the reference markets and make it possible for Mediaset to face with the strength guaranteed by the professionalism of its resources, the higher flexibility of its renewed organisational structure and the strengthened soundness of its fundamental data, future challenges and opportunities which will occur already in 2003. The year that has just begun will be marked by significant changes which will affect future balances in the sector in Italy, such as the entry of the main international multimedia operator in the new single digital platform *Sky Italia*, and those expected in regulatory terms with the approval of the new law for the reorganisation of the radio and television system. This reform will be crucial to let operators in the field compete at the same level with large media groups fostering new opportunities for development and to fully define the operational modes of procedures in order to allocate investments and resources for the passage to the terrestrial digital broadcasting system.

In 2003, Mediaset, already main shareholder with a 40% stake of the **Telecinco Group**, by virtue of the agreement stipulated in December 2002 with the Correo Group will acquire, availing itself of the opportunity connected to the change in the Spanish law on media ownership ceilings, a further 12% stake in the share capital of the Telecinco Group, and will thus have absolute majority. The agreement with Correo consolidated the alliance with the strategic partner with which Mediaset has so far shared the management of the main Spanish commercial television group and which, under the insignia of continuity, will retain the responsibility of institutional relationships and information management. Thanks to this operation, Mediaset will strengthen its position in Europe and will be more fully in charge of the operative management of a group that in recent years, exactly by applying the business model that Mediaset contributed to introduce, established itself as one of the most profitable television companies in Europe.

THE GENERAL ECONOMIC SITUATION

The international macroeconomic framework showed in 2002 a progressive reduction of expectations for recovery that had been fed by the data on US economic growth regarding the first quarter of the year. International economy continued to be influenced by the prolonged uncertainty of the international geopolitical picture subsequent to the tragic events of late 2001 which affected the beginning of a stage of sustained economic recovery.

In particular, the difficulties of US economy, whose GDP only grew by 2.4% and the relevant progressive depreciation of the US dollar slowed down growth prospects for the European and Italian economies.

In Italy, the limited economic growth, summarised by the data regarding GDP (+0.4%) was the consequence of the weakness of both household consumptions (+0.4%) and investments (+0.5%). The weak trend of consumption was affected by the perception of consumers that consumer prices had increased which, especially because of the introduction of the single currency, was much higher than the actual increase (+2.5%). There was also the effect generated by a marked reduction of available income, connected in turn to the general situation of financial markets, which determined some caution in purchase decisions and the postponement in the purchase of durable goods.

In Italy, though with a reduction from 42.1% to 41.6% of the overall tax burden, significant results were achieved in terms of the reduction of public deficit, which went from 2.6% in 2001 to 2.3% of GDP in 2002, which determined a clear improvement in the public debt/GDP ratio, which went down from 109.5% in 2001 to 106.7% in 2002.

FINANCIAL AND ECONOMIC RESULTS OF THE MEDIASET GROUP

Economic results

A summary of the Mediaset Group income statement is set out below which includes, for the first six months of 2001, the effects generated by the proportional consolidation of the Epsilon joint venture, which was excluded from consolidation starting from the third quarter 2001:

(amounts in EUR million)

Mediaset Group	**2002**	**2001**
Revenues from sales and services	2,280.0	2,309.1
Other revenues and income	36.1	42.0
Total net consolidated revenues	**2,316.1**	**2,351.1**
Personnel expenses	300.2	285.7
Purchases, services and other costs	662.3	744.9
Operating costs	**962.5**	**1,030.6**
Gross operating profit	**1,353.6**	**1,320.5**
Depreciation, amortisation and write-downs	795.1	733.3
Operating result	**558.5**	**587.2**
Financial income (charges)	(5.7)	(14.8)
Income (charges) from investments	(47.8)	(183.7)
Profit (loss) before extraordinary items	**505.0**	**388.7**
Sundry and extraordinary income (charges)	(7.9)	29.4
Profit (loss) before taxation	**497.1**	**418.1**
Income taxes	(135.0)	(169.6)
Profit (loss) for the year	**362.1**	**248.5**
Profit (loss) attributable to minority interests	(0.1)	(0.1)
Profit (loss) of the Mediaset Group	**362.0**	**248.4**

Here follow the effects on the income statement arising, in 2001, from the 50% proportional consolidation of the Epsilon Group:

(amounts in EUR millions)

Mediaset Group - effects arising from the consolidation of the Epsilon Group	**2002**	**2001**
Revenues from sales and services	-	29.6
Other revenues and income	-	(0.2)
Total net consolidated revenues	-	**29.4**
Personnel expenses	-	1.2
Purchases, services and other costs	-	23.2
Operating costs	-	**24.4**
Gross operating profit	-	**5.0**
Depreciation, amortisation and write-downs	-	4.0
Operating result	-	**1.0**
Financial income (charges)	-	(2.1)
Income (charges) from investments	-	(2.1)
Profit (loss) before extraordinary items	-	**(3.2)**
Sundry and extraordinary income (charges)	-	
Profit (loss) before taxation	-	**(3.2)**
Income taxes	-	
Profit (loss) for the year	-	**(3.2)**
Profit (loss) attributable to minority interests	-	
Profit (loss) of the Mediaset Group	-	**(3.2)**

Here follows a summary of the Mediaset Group income statement net of the effects arising, in 2001, from the 50% proportional consolidation of the Epsilon Group:

(amounts in EUR millions)

Mediaset Group net of the effects arising from the consolidation of the Epsilon Group	2002	2001
Revenues from sales and services	2,280.0	2,279.5
Other revenues and income	36.1	42.2
Total net consolidated revenues	**2,316.1**	**2,321.7**
Personnel expenses	300.2	284.5
Purchases, services and other costs	662.3	721.7
Operating costs	**962.5**	**1,006.2**
Gross operating profit	**1,353.6**	**1,315.5**
Depreciation, amortisation and write-downs	795.1	729.3
Operating result	**558.5**	**586.2**
Financial income (charges)	(5.7)	(12.7)
Income (charges) from investments	(47.8)	(181.6)
Profit (loss) before extraordinary items	**505.0**	**391.9**
Sundry and extraordinary income (charges)	(7.9)	29.4
Profit (loss) before taxation	**497.1**	**421.3**
Income taxes	(135.0)	(169.6)
Profit (loss) for the year	**362.1**	**251.7**
Profit (loss) attributable to minority interests	(0.1)	(0.1)
Profit (loss) of the Mediaset Group	**362.0**	**251.6**

The percentage impact on net revenues of some of the significant elements of the income statement is as follows:

	Mediaset Group		**Mediaset Group (net of the Epsilon Group)**	
	2002	**2001**	**2002**	**2001**
Net consolidated revenues	100.0%	100.0%	100.0%	100.0%
Operating costs	41.6%	43.8%	41.6%	43.3%
EBITDA	58.4%	56.2%	58.4%	56.7%
Amortisation, depreciation and write-downs	34.3%	31.2%	34.3%	31.4%
EBIT	24.1%	25.0%	24.1%	25.2%
Profit (loss) before extraordinary items	21.8%	16.5%	21.8%	16.9%
EBT	21.5%	17.8%	21.5%	18.1%
Net profit (loss)	15.6%	10.6%	15.6%	10.8%
Tax rate (% on the proft (loss) before taxation)	27.2%	40.6%	27.2%	40.3%

It should be pointed out that the reduction in Group tax rate recorded in 2002 is mainly attributable to the overall effect brought about by company operations carried out within the framework of the *evolution of the corporate structure*, aimed at progressively adapting the company structure to the regulations envisaged by the law on terrestrial digital, as is described below in the specific section of the Report. This effect is equal to deferred tax assets connected to a higher amount of deductible amortisation and depreciation, net of the 19% substitute tax to be paid, for 2002, pursuant to Law Decree 358/1997, on the capital gains obtained on these operations. Net of this effect, the Group tax rate at December 31st, 2002 would have been equal to around 40%.

Here follows an analysis of the single Mediaset Group income statement elements, including the share of the results of the Epsilon Group (in 2001 only relating for the first six months).

Net revenues

2002	2,316.1
2001	2,351.1
var. %	-1.5%

Mediaset Group net consolidated revenues decreased in 2002 over 2001 by EUR 35.0 million. On like-for-like bases, net of the effect arising in 2001 by the consolidation of the Epsilon Group, the change in net consolidated revenues is reduced to EUR 5.6 million, equal to a -0.2% decrease.

The following table contains details of revenues:

(amounts in EUR millions)

	2002	2001
Revenues from the sale of commercials	2,066.9	2,043.4
Revenues from television sales, promotions, sponsorships	364.9	379.9
Advertising revenues from third parties	**2,431.8**	**2,423.3**
Promoservice revenues	23.5	28.4
Other revenues from television operations	132.5	145.1
Agency discounts	(365.1)	(362.4)
Total net revenues from television operations	**2,222.7**	**2,234.4**
Revenues from multimedia operations	**36.9**	**37.0**
Total net revenues from non-television operations	**56.5**	**50.3**
Total net consolidated revenues Italy	**2,316.1**	**2,321.7**
Revenues 50% Epsilon Group	-	35.9
Write-offs	-	(6.5)
Total net consolidated revenues	**2,316.1**	**2,351.1**

In 2002 the change of net consolidated revenues on like-for-like bases is mainly attributable to the overall decrease in ***television revenues*** (- EUR 11.7 million).

In particular:

- ***advertising revenues*** relating to sales on Mediaset networks from ***third parties*** reached EUR 2,431.8 million, with an EUR 8.5 million increase compared to 2001; this result is against the overall advertising market trend, marked, for the second year in a row, by a general reduction in investments.

  Specifically, *revenues from the sale of commercials* recorded a percentage increase of 1.2% with respect to 2001, while *revenues from television sales, promotions* and sponsorships fell by 3.9%;

- ***Promoservice revenues*** (- EUR 4.9 million over 2001) are mainly attributable to bartering arrangements for advertising reselling operations;

- ***other revenues from television operations*** recorded a decrease of EUR 12.6 million. This change is mainly attributable to lower advertising sales from companies belonging to the Fininvest Group, higher revenues generated from the sale or rights regarding sports and

entertaining events mainly connected to the Champions League and lower revenues generated by the marketing of other rights.

In 2002, ***net revenues*** generated from ***multimedia operations*** managed by the Group are in line with those recorded in 2001, and showed higher sales from own Internet operations, Mediavideo and theme channels, against a reduction in net advertising revenues from third party portals in concession in 2001 and revenues generated by the distribution of the monthly magazine *MT-La macchina del tempo*.

Revenues from non-television operations recorded an increase of EUR 6.2 million compared to 2001, attributable to the sale of billboard posters and sports sponsorships by Publitalia '80.

Operating costs

2002	962.5
2001	1,030.6
var. %	-6.6%

The operating costs of the Mediaset Group have shown a decrease of EUR 68.1 million in 2002 compared to the same period of the previous year; net of the effect arising from the consolidation, in the first six months of 2001, of the Epsilon Group, in like-for-like terms a reduction of EUR 43.7 million (-4.3%) is recorded.

The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

2002	300.2
2001	285.7
var. %	5.1%

Personnel expenses of the companies belonging to the Mediaset Group show an EUR 14.5 million increase. Net of the effect arising from the consolidation, in the first six months of 2001, of the Epsilon Group there is, in like-for-like terms, an increase of EUR 15.7 million (+5.5%). With no great changes in the average personnel levels, the change in personnel expenses was affected, besides the effects of the remuneration policy, by the impact of contracts renewals, with effects starting from the second half of 2001 and the introduction of health care plans and optional integration pension plans for the employees of the Mediaset Group.

Purchases, services and other costs

2002	662.3
2001	744.9
var. %	-11.1%

Purchases, services and other costs showed in 2002 a decrease of EUR 82.6 million. Net of the effect of the consolidation, in the first six months of 2001 the Epsilon Group, a reduction of EUR 59.4 million was shown, equal to an -8.2% change.

As is shown by the following data, this change is mainly caused by the strong reduction in ***television costs***, equal to EUR -66.8 million (-10.1% compared to the same period in the previous year).

(amounts in EUR millions)

	2002	2001
Selling costs	88.9	90.9
Television scheduling costs	403.8	448.1
Broadcasting costs	32.6	30.2
Other costs	66.3	89.2
Total television costs	**591.6**	**658.4**
Multimedia costs	**26.4**	**31.3**
Other non-television costs	**44.3**	**32.0**
Purchases, services and other costs	**662.3**	**721.7**
50% Epsilon Group costs	-	29.7
Write-offs	-	(6.5)
Total purchases, services and other costs	**662.3**	**744.9**

The trend in television operating costs can be attributed to a strong reduction in all the main company areas and specifically regarding network schedules operating costs, the latter equal to EUR -44.3 million compared to 2001, a reduction of 9.9%, in line with efficiency objectives connected to the making of television products, expected for the current year.

Thanks to the strong reduction in these costs, also overall television costs, including the elements connected to personnel expenses and the amortisation of television rights and other fixed assets, net of he income generated from the sale of television rights, showed in the year a negligible increase of 0.5%.

The decrease in ***costs*** relating to ***multimedia*** operations, equal to EUR 4.9 million, is mainly due to the decrease in costs for the trend in sales, regarding the publishing operations and the operations terminated in 2002 regarding advertising sales for third party portals in concession and the rationalisation of the Internet area.

Other non-television costs showed, with respect to 2001, an increase of EUR 12.3 million, mainly attributable to the growth in revenues, especially from the sale of fixed advertising and sports billboards and posters.

EBITDA

2002	1,353.6
2001	1,320.5
var. %	2.5%

Thanks to the marked reduction in operating costs, EBIDTA showed an EUR 33.1 million increase over the previous year. Its percentage rate on consolidated net revenues, in like-for-like terms, grew to 58.4% with respect to 56.7% of the previous year.

EBIT

2002	558.5
2001	587.2
var. %	-4.9%

EBIT of 2002 showed, in like-for-like terms, a decrease of EUR 27.7 million, with a percentage rate on consolidated net revenues equal to 24.1% compared to 25.2% in the previous year. This change is mainly attributable to the overall trend of ***amortisation, depreciation and write-downs*** which rose from EUR 729.3 million in 2001 to EUR 795.1 million in 2002. The EUR 65.8 million increase in this item is mainly attributable to higher amortisation rates generated by the television area (EUR +63,3 million), almost entirely due to television rights. This latter change is the result of the high level of investments in recent years and it includes amortisation, which was still limited in 2001, regarding strategic investments in self-produced evening drama started at the end of 2000. It should be noted however that, in line with the objective to consolidate more targeted purchase policies, the reduction in investments in television rights carried out in 2002 (- EUR 127 million over 2001) will contribute, already starting from 2003, to a progressive stabilisation of amortisation of television rights.

Financial income/(charges)

2002	(5.7)
2001	(14.8)
var. ml./euro	9.1

The overall balance of financial income and charges includes:

- income on foreign exchange rates for EUR 4.2 million (EUR –0.3 million in 2001, EUR 2.1 million of which regarding the Epsilon Group);
- net income from share stabilisation operations for EUR 1.8 million (EUR –4.6 million in 2001);
- charges for valuations for EUR 2.0 million (EUR 3.1 million in the previous year) regarding 3,102,000 own shares destined to approved Stock Option Plans;
- other net financial charges for EUR 9.7 million (EUR –6.8 million in 2001) for the higher average financial deficit of the Group in the year.

Income/(charges) from investments

2002	(47.8)
2001	(183.7)
var. ml./euro	135.9

This item shows the economic effect of the equity investments consolidated by the net equity method: Albacom S.p.A. (19.5% shareholding), Publiespana S.A. and Gestevision Telecinco S.A. (40% shareholding), Fascino P.G.T. S.r.l., Titanus Elios S.p.A. (both a 30% investment) and, since the third quarter of 2002, a 50% shareholding in Press Tv S.p.A.

This item also includes write-downs made, with respect to losses which are expected to be permanent, of investments valued at cost. The negative balance of this item is mainly attributable, for EUR 31.8 million, to the economic effect arising in the period from the total write-down of the 2.28% stake held in Kirch Media carried out in order to reflect, with respect to the bankruptcy procedure currently under way, the likely impossibility of recovering the investment made in this shareholding (EUR 203,8 million). For this equity investment, at December 31st, 2001 a provision for risks equal to EUR 171.9 million had been earmarked.

The balance of this items also includes, mainly, a net income of EUR 14.3 million from the companies that belong to the Telecinco Group (EUR 34.4 million as quota of profit for the year and EUR 20.1 million regarding goodwill amortisation quota) and a net charge of EUR 24.6 million regarding Albacom (EUR 22.4 million as the portion of loss for the year and EUR 2.2 million regarding the goodwill amortisation quota).

EBT

2002	497.1
2001	418.1
var. %	18.9%

The increase in EBT, compared to 2001, amounted to EUR 79.0 million.

This change is mainly attributable to the extraordinary economic effect connected to the provision earmarked in 2001 with respect to the Kirch Media stake previously described.

Net profit

2002	362.0
2001	248.4
var. %	45.7%

The increase of Mediaset Group net profit amounted to EUR 113.6 million over the previous year. This change was affected, besides the previously described trends, by the reduction in the overall Group tax rate which fell from 40.6% in 2001 to 27.2% in 2002. In particular, as was previously described, the overall tax burden benefited in 2002 from a positive element attributable to the net effects of operations carried out within the *project for the evolution of the company structure*. It is worth noting that, by applying Law 383/2001 *Tremonti-bis*, the Mediaset Group enjoyed in 2002 tax benefits for EUR 19.7 million (EUR 15.2 million in 2001).

Balance sheet and financial position

Here follows the balance sheet and cash flow summary of the Mediaset Group:

Balance sheet summary	31/12/2002	31/12/2001
Television rights	1,834.0	1,881.8
Other intangible and tangible fixed assets	443.4	430.1
Investments and other financial fixed assets	470.3	687.6
Net working capital and other current assets /liabilities	(7.7)	(304.0)
Provision for employee termination indemnity	(100.5)	(93.1)
Net invested capital	**2,639.5**	**2,602.4**
Net financial position	**(170.8)**	**(247.8)**
Net Group shareholders' equity and attributable to minority interests	**2,468.7**	**2,354.6**

Sources and applications	2002	2001
Cash flow from operations	**1,213.4**	**1,162.3**
Disinvestments in fixed assets	**102.4**	**72.6**
Total investments including:	**(849.3)**	**(1,279.1)**
television rights	(648.6)	(776.0)
equity investments	(121.7)	(392.6)
intangible in other fixed asset	(22.8)	(45.0)
tangible fixed assets	(56.2)	(65.5)
Share capital increases and other changes in equity	-	0.5
Dividends paid	**(247.8)**	**(283.2)**
Other changes affecting cash flow	**(141.7)**	**(253.9)**
Change in the consolidation area	-	**207.7**
Net cash flow	**77.0**	**(373.1)**

Below are comments to the main items in the balance sheet and the variations to December 31st, 2001.

Net invested capital

31/12/2002	2,639.5
31/12/2001	2,602.4
var. ml./euro	37.1

The most significant element of the invested capital of the Mediaset Group is ***television rights***, which shows a decrease of EUR 47.8 million over December 31st, 2001. This decrease resulted from a higher quota of amortisation with respect to the investments accounted for. In 2002 the latter showed, in line with objectives of rationalisation and stabilisation of the level of purchases, a reduction of EUR 127 million over 2001. ***Other tangible and intangible fixed assets*** increased by EUR 13.3

million over December 31st, 2001 mainly due to the increase in intangible assets under formation and to advances for rights and self-produced dramas. ***Investments and other financial assets*** fell by EUR 217.3 million compared to December 31st, 2001 mainly due to the total write-down of the book value of the equity held in Kirch Media for overall EUR 203.8 million for which, at December 31st, 2001, a provision for risks amounting to EUR 171.9 million had already been earmarked. It is also worth noting the EUR 24.4 million increase regarding the conversion in capital of previously made loans (EUR 18.8 million of which were made in the first half of 2002) to subsidiary Albacom S.p.A.

The balance in ***working capital and other current assets and liabilities*** went from EUR -304.0 million at December 31st, 2001 to EUR -7.7 million at December 31st, 2002 with a positive increase of EUR 296.3 million which is mainly due to changes in working capital, a reduction in trade payables attributable to the limited level of investments in the year and the payment of the 2002 tranche of the multiannual debt for the Champions League.

Other significant changes are attributable to the following events:

- EUR +171.9 million regarding the provision for risks earmarked at December 31st, 2001 regarding the stake in Kirch Media, used with respect to the total write-down of this investment, carried out at June 30th, 2002;
- EUR +48 million regarding the change in balance between deferred tax assets and provision for current taxation;
- EUR –105.9 million for the payment to the Group of the receivables registered at December 31st, 2001, regarding the sale of the stake in Blu S.p.A.

Group shareholders' equity and shareholders' equity attributable to minority interests

31/12/2002	2,468.7
31/12/2001	2,354.6
var. ml./euro	114.1

The change in shareholders' equity over December 31st, 2001 can be attributed to the result for 2002, net of dividends paid (equal to EUR 247.8 million).

Net financial position

31/12/2002	(170.8)
31/12/2001	(247.8)
var. ml./euro	77.0

The positive balance of the net financial position at December 31st, 2002 with respect to that at December 31st, 2001 is connected to the positive ***cash flow generated by current operations,*** equal to around EUR 240 million and the payment to the group of the receivable, amounting to EUR 105.9, due from British Telecom at December 31st, 2001 and to expenses, equal to EUR 18.8 million, connected to the loan given to Albacom S.p.A. and expenses borne for dividends paid, equal to EUR 247.8 million.

The cash flow generated by current operations was significantly higher than that of the previous year, which amounted to around EUR 160 million, net of expenses borne for dividends paid for EUR 283.2 million and payments made for the capitalisation of Albacom and Blu and other equity investments for around EUR 250 million.

RESULTS OF THE PARENT COMPANY MEDIASET S.P.A.

Mediaset S.p.A. earned a net profit of EUR 258.6 million in 2002, after amortisation, depreciation and write-downs of EUR 154.6 million, and a tax provision of EUR 143.4 million.

Operating revenues, which amounted to EUR 232.7 million, were mainly generated by the subsidiary company Mediatrade S.p.A. because of the availability of the company's library. The EUR 129.8 million decrease (in 2001 this item amounted to EUR 362.5 million) relates to the reduction in the trading of television rights, which is currently managed directly by Mediatrade S.p.A.

Operating costs decreased from EUR 276.7 million in 2001 to EUR 201.8 million in 2002; this EUR 74.9 million decrease is mainly connected to the notable reduction in *amortisation* of intangible fixed assets, as a consequence of the reduction of the library of rights owned by Mediaset S.p.A.

The higher reduction in operating revenues compared to that of operating costs generated a negative variation in the ***operating profit*** which showed a notable decrease, of EUR 54.9 million.

Financial operations increased by EUR 54.5 million over the previous year; this result had been strongly affected by the extraordinary write-down of subsidiary company Mediaset Investment S.a.r.l. following the extraordinary allocation it made on its equity investment in Kirch Media. The overall amount was positively affected by dividends received by subsidiary and affiliated companies, however falling by EUR 69.2 million with respect to 2001.

EBT amounted to EUR 402.0 million, and was basically equal to that of previous year, while ***taxes*** paid amounted to EUR 143.4 million, with a tax rate equal to 35.7%.

The ***net profit for the year*** amounted to EUR 258.6 million, with a decrease of EUR 4.1 million compared to EUR 262.7 million in 2001.

The most significant share of ***net invested capital*** of the parent company is represented by *equity investments* which, at December 31st, 2002, amounted to EUR 982.9 million; the decrease over December 31st, 2001 (- EUR 140.7 million) is mainly due to the write-down of subsidiary company Mediaset Investment S.a.r.l., partially offset by the capitalisation of Mediadigit International S.a.r.l. and Albacom S.p.A.

Television rights, with respect to December 31st, 2001, decreased by EUR 152.9 million; this fall is entirely attributable to the amortisation quota for the year.

The ***net financial position*** showed an improvement, rising from a positive balance of EUR 224.1 million at December 31st, 2001 to a positive balance of EUR 406.6 million at December 31st, 2002; this increase was mainly affected by dividends paid by subsidiary and affiliated companies, and financial costs regarding the payment of dividends for EUR 247.8 million and overall equity investments.

Net shareholders' equity increased by EUR 10.8 million over December 31st, 2001, attributable to the positive balance between the net profit for the year and allocation for dividends paid to shareholders.

INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES

With reference to Group investments, the following major operations were carried out in 2002:

Television operations:

On **July 2nd, 2002** the Board of Directors of Mediaset S.p.A. issued a **project for the evolution of the company structure** with the objective of progressively adjusting the company structure to regulations envisaged by the law on terrestrial digital (ACT 66 of March 20th, 2001 and subsequent enactment regulation) and to foster a further improvement of managerial efficiency by means of a greater integration of television and multimedia operations owned by subsidiary company R.T.I. S.p.A. by means of the following operations:

- **transfer from R.T.I. S.p.A. to Elettronica Industriale S.p.A.**, a company wholly owned by R.T.I. S.p.A., **of the business division "Network for signal transportation and broadcasting"**, consisting of management and operation activities of 1,744 technology towers scattered throughout Italy, which transport and broadcast television and other signals. The operation was carried out on **December 31st, 2002** and its legal effects came into force on the same day, by means of a capital increase from EUR 5.2 to EUR 363.2 million decided on December 13th, 2002 by the Extraordinary General Meeting of Elettronica Industriale S.p.A.. The single shareholder, R.T.I. S.p.A., transferred the above business division for an amount of EUR 358 million, determined by means of an assessment drafted pursuant to articles 2343 and 2440 of the civil code by the expert appointed by the President of the competent Court;
- **acquisition by R.T.I. S.p.A. from Mediadigit S.p.A.** (a company where Mediaset S.p.A. has an in direct 100% stake) **of the operations regarding theme channels and New Media** (including the 9.94% stake held in Class Financial Network S.p.A.). The operation was carried out by means of a bill of sale stipulated on **December 19th, 2002**, with legal effects as from December 31st, 2002, in execution of the decision taken by the General Meeting of Mediadigit S.p.A. on November 21st, 2002 for an amount of EUR 26.1 million, determined through a certified estimate drafted by a third party expert based on the balance sheet situation approved on August 31st, 2002. At the moment of carrying out the operation, the sale price was changed to EUR 20.2 million, based on the final balance sheet situation at December 31st, 2002 regarding the operations being transferred;
- **merger by incorporation of Mediatrade S.p.A. in its parent company R.T.I. S.p.A.**, this operation was carried out by means of a deed stipulated on **December 11th, 2002**, in execution of the decision of the Extraordinary General Meetings of the two companies which, on October 3rd, 2002, had approved the merger project. The operation will come into force in terms of legal, economic and fiscal issues, starting from January 1st, 2003.

In the framework of this project, the Board of Directors of Mediaset S.p.A. also decided to carry out, to the extent of its responsibilities, the liquidation of subsidiary company (26%) Veleno S.p.A.; on October 17th, 2002 the General Meeting (Mediaset S.p.A. 26%, Mondadori 24%, Trefinance 24%, Medusa S.p.A. 24%) decided to wind up the company and put it into liquidation.

On **June 24th, 2002** the **merger by incorporation of RTI Music S.r.l. in its parent company R.T.I. S.p.A.** was carried out. The merger project had been approved and

deliberated by the relevant General Meetings on April 17th and 18th, 2002. The merger had legal effects starting from July 1st, 2002.

- On **December 16th, 2002** Mediatrade S.p.A. acquired from Kirch Media GmbH & Co KgaA a 50% stake in **Epsilon Tv Production S.r.l.** a company in which Mediaset Investment S.a.r.l. has the remaining 50%, which is active in the field of international production and co-production of television rights. The operation was carried out for an amount of EUR 42,754, equal to the face value of the acquired stake. On January 27th, 2003 the Antitrust Authority expressed a positive opinion with regard to this acquisition. Previously, on April 22nd, 2002, the General Meeting of Epsilon Tv Production S.r.l. had decided to cover the loss resulting from the Financial statements approved at December 31st, 2001, equal to EUR 324,491.69, by cancelling the share capital of EUR 10,000 and the simultaneous pro-quota waiver of shareholders, for the remaining amount of EUR 314,491.69, of the amount due for the interest-bearing loan granted when the company had been set up, for an overall amount of EUR 9 million. The General Meeting had also decided to re-establish and increase the share capital to EUR 85,508, subscribed and paid pro-quota by the shareholders by partially waiving and therefore allocating as share capital the same amount, of part of the receivable above.

International television operations:

- On **April 8th, 2002 Kirch Media GmbH & Co KgaA**, a company in which Mediaset Investment S.a.r.l. holds a 2.28% stake, considering the impossibility of meeting the cash crisis which had progressively worsened in the first months of 2002, mainly attributable to the lack of revenues from subsidiary Kirch Pay Tv, filed a preliminary request for bankruptcy with the competent section of the Munich Court. On May 23rd, 2002 Mediaset Investment S.a.r.l. exercised the put option granted by Taurus Holding (Kirch Media parent company) within the framework of the company agreements stipulated in 2001, at the moment of carrying out the investment in Kirch Media, which obliges Taurus Holding to repurchase the shareholding above in Kirch Media for an amount equal to the capital invested by (EUR 202.1 million) plus the interest rate agreed in the contract. This obligation was not fulfilled according to the terms of the agreement and its fulfilment is currently considered as unlikely due to the bankruptcy procedure currently under way against Taurus Holding.

  On June 14th, 2002, following the lack of agreement regarding a possible recapitalisation of the company, a formal procedure was started for the temporary receivership of Kirch Media: the court of Munich appointed an official receiver whose task is to supervise and support the company management in order to guarantee the continuity of company operations and of its subsidiaries and regularly report to the Committee of Creditors, appointed on the same date and including representatives from Commerzbank AG, Bayerische HypoVereinsbank AG, DZ Bank AG, Columbia Tristar International Television, Bayerische Landesbank. UBS Warburg investment bank was asked to co-ordinate and manage the foreclosure sale procedure by selecting bids of potential industrial and/or financial investors for Kirch Media assets sold at the auction. These assets include the existing library of television rights, international sports rights regarding the 2006 Football World Cup and those regarding the German Bundesliga, as well as the 52.5% stake held by Kirch Media in ProsiebenSAT1MediaAG, a company which owns the three main commercial networks on the German advertising market. On October 29th, 2002 Mediaset S.p.A., Lehman Brothers, Kingdom Holding and Commerzbank AG submitted, in the ways

and terms requested by UBS Warburg, a conditional purchase offer for the 52.5% stake in ProsiebenSat1MediaAG and the library of television rights. To date, based on information available to the public, the company Saban Capital Group owned by the US media group with the same name, has allegedly reached an agreement for the acquisition from Kirch Media GmbH & Co. KgaA of a majority stake (36% of share capital, equal to 72% of shares with voting rights) in ProsiebenSat.1 Media AG.

- On **May 15th, 2002** Mediaset Investment S.a.r.l. subscribed and paid according to its share (13%) an interest-bearing loan of EUR 1 million, to cover financial needs as resulting from the 2002-2004 three-year plan of subsidiary company **TV Breizh S.A.** This company has been distributing since September 2000 the bilingual (French/Breton) television channel with the same name on two satellite digital platforms (TPS and CanalSatellite) and through the main French cable operators. On November 7th, 2002 the Extraordinary General Meeting of TV Breizh S.A. deliberated the increase of share capital reserved to Ouest France and Telegramme de Brest, shareholders of Ouest Info, against the transfer by them of the stake, amounting on the whole to 60%, held in this company, which acts as press agency specialised in collecting, producing and distributing audiovisual information contents connected to local news. At the end of this operation, the stake in Tv Breizh S.A. held by Mediaset Investment decreases from 13% to 12.93%. On October 18th, 2002 Mediaset Investment S.a.r.l. also subscribed, at the moment of its setting up, an 8% stake in TV Breizh Nantes S.A., and paid EUR 3,200. TVB Nantes, in which TV Breizh holds a 49% stake, while the remaining 51% belongs to other shareholders of Tv Breizh, was set up with an initial share capital of EUR 40,000 with a view to submitting a request to the CSA (Higher Council on Audiovisuals) to obtain a licence to broadcast without encryption, by means of terrestrial analogue technique, in the area of Nantes. This is expected to be authorised by the first half of 2003.
- On **December 18th, 2002** Mediaset S.p.A. and the companies of the Spanish publishing group Correo, Gruppo Correo Prensa Espanola S.A. and Sotelcin S.A., stipulated an agreement according to which the Mediaset Group will acquire a 12% stake in **Gestevision Telecinco S.A. and Publiespana S.A**. companies in which the Mediaset Group and the Correo Group at the moment held 40% and 25%, respectively. Mediaset's overall financial investment will amount to EUR 276 million, a value which includes the premium . The implementation of the operation, made possible by the new article of the Spanish law on media, in force since January 1st, 2003, which envisages the cancellation of the previous ceiling which did not allow any shareholder to hold a stake higher than 49% in companies in possess of a domestic terrestrial television concession, has been suspended, since it is connected to the usual administrative and antitrust authorisations. When the operation is carried out, Gestevision Telecinco and Publiespana shareholders will be the following: Mediaset Group 52%; Dresdner Bank which in 2002 acquired the stake previously owned by Kirch Media 25%; Correo Group 13%; ICE Finance BV 10%.

  The agreement stipulated with the Correo Group further envisages the start of the project for the listing of Telecinco at the stock exchange, to be carried out as soon as the market situation allows it. The terms and conditions of the agreement have been subject to a fairness opinion by Morgan Stanley.

  The agreement stipulated between Mediaset and the Correo Group is in line with the agreements stipulated on October 15th, 2002 between Mediaset S.p.A. and ICE Finance B.V., a Dutch company owned by JP Morgan, which holds a 10% stake in Gestevision

Telecinco S.A. and Publiespana S.A. share capital, which envisages with the approval of the Correo Group the start of the project for the listing of the Telecinco Group at the stock exchange, to be carried out by December 31st, 2004, a date which can be postponed until December 31st, 2007. Under this agreement, ICE Finance also granted Mediaset a pre-emption right on its stake and Mediaset granted ICE Finance the option, which can be exercised provided that Spanish regulations make it possible to go beyond the current 49% ceiling, to sell by December 31st, 2007 its stake to Mediaset at a price that will be the higher between the market value as established by an independent appraisal and EUR 200 million. Also this agreement was analysed by Morgan Stanley which considered the overall terms of the agreement to be appropriate.

Other investments

- On **July 3rd, 2002** the Extraordinary General Meeting of **Albacom S.p.A.** deliberated on an EUR 125 million share capital increase, wholly subscribed and paid in by shareholders in line with their stakes, to implement the commitments to cover the company financial needs already undertaken by shareholders during the year. The capital increased was carried out, for the part that had not been paid at June 30th, 2002, by allocating to capital the amounts previously paid as an interest-free loan. The share of the capital increase attributable to Mediaset S.p.A. amounted to EUR 24.4 million, equal to the overall amount already paid as a loan. On the same date, the Extraordinary General Meeting also deliberated a share capital reduction amounting to EUR 50.7 million (to be carried out by annulling an appropriate number of shares) equal to accrued losses that had not been covered at March 31st, 2002 resulting from the approved balance sheet and income statement of Albacom S.p.A. at the same date.

  Subsequently, on October 29th, 2002, Mediaset S.p.A. granted to Albacom S.p.A. an interest-bearing loan equal to EUR 12.5 million (paid in the fourth quarter of 2002) for the pro-quota coverage of financial needs of the company, envisaged for the last part of the year which will close at March 31st, 2003.

- On **July 8th, 2002** subsidiary company R.T.I. S.p.A. and the company Arnoldo Mondadori Editore S.p.A., belonging to the Fininvest Group, established **PressTV S.p.A.,** a company with offices in Milan and subscribed and paid-in share capital of EUR 1.5 million. The company, in which the two shareholders have equal stakes, will develop multimedia publishing projects, among which the publication of magazines closely connected to successful television programmes.

- On **December 17th, 2002,** as is envisaged in the agreement stipulated between Mediaset S.p.A. and Fingruppo S.p.A., on December 6th, 2002, Mediaset S.p.A. sold, by means of operations carried out on the block market, to Holy S.p.A. a company totally owned by Hopa S.p.A. its 0.45% stake in **Olivetti S.p.A.** for an amount of EUR 96.4 million.

- On **December 18th, 2002** Mediaset S.p.A., in execution of the agreements stipulated with Fingruppo Holding S.p.A., reference shareholder of **HOPA – Holding di Partecipazioni Industriali S.p.A.**, acquired from Fingruppo S.p.A. a 2.73% stake in the share capital of Hopa S.p.A. as results at the end of the share capital increase decided on October 31, 2002 by the Board of Directors of Hopa S.p.A. Mediaset investment amounted to EUR 96.4 million, equal to an average share price of EUR 2.58, which is the subscription price of shares issued on the occasion of the above mentioned increase and supported by a relevant out of court appraisal of appropriateness drafted by an independent expert.

STRUCTURE AND OPERATIONS OF THE MEDIASET GROUP

The Mediaset Group's operations are organised in the following business divisions, which are directly or indirectly owned by Mediaset S.p.A., as is described below:


COMMERCIAL TELEVISION ITALY
COMMERCIAL TV INTERNATIONAL
OTHER INVESTMENTS
ADVERTISING DIVISION
BROADCASTING AND CONTENTS DIVISION
Publitalia '80 S.p.A.
Promoservice Italia S.r.l.
R.T.I. S.p.A.
Videotime S.p.A.
Mediatrade S.p.A. merged in R.T.I. S.p.A. dal 1/1/2003
Elettronica Industriale S.p.A.
Mediadigit S.p.A.
Press TV S.p.A. (50%)
Telecinco SA. (40%)
Publiespana SA. (40%)
Publieurope Int. Ltd (100%)
Kirch Media Gmbh & Co kgaA (2.23%)
Albacom S.p.A. (19.5%)
HOPA S.p.A (2.73%)
Companies valued at cost

The structure of Mediaset group operations shows the core character of **commercial television** operations, currently focused on the Italian and Spanish market. The presence in the latter is given by the investment in Telecinco and Publiespana of which, in 2003, the Mediaset Group will hold a controlling interest equal to 52%, after executing the agreement stipulated on December 18th with the Correo Group for the acquisition of a 12% stake in the two companies.

With regard to operations regarding the Italian core business, called **Commercial television Italy**, as was previously described in the section of the Report on operations regarding the main company operations carried out during the year, in the last part of 2002 a *process for the*

evolution of the company organisation was started, aimed at focusing and rationalising Italian television operations regarding the making of television and multimedia contents and the management and development of technological infrastructures connected to the network for the transportation and broadcasting of the signal which are directly or indirectly managed by R.T.I. S.p.A.

In brief, operations regarding the Italian core business now belong to two main business divisions:

Advertising division, headed by **Publitalia '80 S.p.A.**, owner of the concession for exclusive advertising sales for the three national television networks owned by the Group, for the theme channels made by the Group and distributed on domestic digital platforms, as well as for the Group Internet sites.

Broadcasting and Contents division headed by **RTI S.p.A.** which manages and gives orientation to the programme schedules of the three company television networks and directly, or through its subsidiaries, conceives and plans original programmes, acquires rights and produces dramas, carries out operations connected to signal broadcasting, the development of *content extension* projects and, as from 2003, following the acquisition of the business division from Mediadigit S.p.A., conducts operations in synergy with the core business regarding the making of services and contents which can be carried on other channels than commercial television (*Pay tv*, the Internet, mobile telephones, *broadband)*.

Here follows a description of the main Group's operations and the main events which occurred in 2002 in each of them.

Commercial Television Italy

Advertising division

A substantial portion of the Mediaset Group's revenues are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

The following is a breakdown of Publitalia '80 S.p.A.'s revenues regarding Mediaset networks:

(amounts in EUR millions)

	2002	**2001**
Advertising sales	2,431.8	2,423.3
Advertising sales to Fininvest Group and Mediolanum Group	30.6	36.8
Advertising sales to Promoservice	5.4	7.2
Advertising sales to other Mediaset Group companies	0.5	0.2
Advertising sales Publitalia '80 S.p.A.	**2,468.3**	**2,467.5**

In 2002, overall advertising sales on Mediaset networks were in line with those of 2001 (+EUR 0.8 million over the previous year) and with those, exceptionally high, achieved in 2000. Sales from third party customers increased by EUR 8.5 million.

Here follows a summary table regarding advertising sales in the so-called *Traditional area* in the first half of 2002, based on Nielsen data:

(source: Nielsen Adex – net values)

Media	2002 EUR millions	%	2001 EUR millions	%	Change %
Newspapers	1,764.5	23.8%	1,894.5	24.7%	-6.9%
Magazines	1,153.3	15.6%	1,254.2	16.3%	-8.1%
Television	3,951.5	53.3%	3,932.1	51.3%	0.5%
Radio	283.9	3.8%	312.4	4.1%	-9.3%
Posters and billboards	181.4	2.4%	205.6	2.7%	-11.7%
Cinema	72.2	1.0%	73.4	1.0%	-1.4%
Total market	**7,406.8**	**100.0%**	**7,672.2**	**100.0%**	**-3.5%**

Based on these estimates, overall advertising sales regarding traditional media recorded for the second consecutive year a 3.5% decrease, which must be added to the negative result of 2001, thus resulting in an overall decrease of 6.5% over 2000, equal in absolute terms to – EUR 513 million. 2002 was particularly difficult because of the continuation of the general situation of uncertainty of 2001; when comparing data with the previous year, however, a progressive improvement emerged in the second half of the year. The general reduction uniformly affected all media, with the exception of television which more or less confirmed the same level of investments of 2001 (+0.5%), although this is equal to a 3.5% drop with respect to the boom year 2000. As to television, Mediaset showed a constant improvement during the year, while RAI had ups and downs and benefited from the event of the Korea and Japan Football World Cup which was held in June. The result attributed based on these estimates to RAI (+1.1%) should however be compared with a particularly negative 2001 for the advertising agency of the public networks (-11.6% over 2000).

In spite of market problems, Mediaset networks managed to reverse the negative trend and turned the decreases which occurred up to May in increasingly positive increases in the following months, and finished the year in line with the exceptional results of 2000 and 2001 and earned market shares in major trade sectors.

Broadcasting and contents division

The **Broadcasting and contents division** belongs to **R.T.I. S.p.A**. which, directly or by means of subsidiary companies, controls the following areas of activity in the field of ***Commercial Television - Italy***:

Contents which include:

- management of own television networks Canale 5, Italia 1 and Retequattro and programme scheduling;
- production of television programmes;
- acquisition and management of television rights and conception, production and marketing of dramas and sitcoms (the latter operations were carried out until December 31st, 2002 by subsidiary company Mediatrade S.p.A.);
- record publishing;

- multimedia operations regarding *theme channels and new media* (included until December 31st, 2002 in Mediadigit S.p.A.) and *content extension*.

and ***Operations*** which include:

- technical planning, making of television production broadcast on own networks, the management of television studios and systems to support the television business which belong to subsidiary company **Videotime S.p.A.**;
- designing, maintaining and commissioning infrastructures for the transportation and broadcasting of the television signal. These operations are carried out by subsidiary company **Elettronica Industriale S.p.A.** As already mentioned, as from January 1st, 2003, Elettronica Industriale, following the transfer of the business division regarding the management and development of the technological towers, will get ready to work within the new regulatory framework according to what is envisaged by Act 66 of March 2001 and subsequent regulation for the application which defines roles and responsibilities of the various subjects authorised to work in the future scenario of terrestrial digital television.

Contents Division

Management of television networks and programme scheduling

In 2002, each network broadcast 8,760 hours of programmes, for a total amount of 26,280 hours, including 12,224 hours of original programmes produced in-house.

The following table provides a breakdown of the programmes broadcast during 2002 by network and programme type, and divided between original productions and rights:

Description	Canale 5		Italia 1		Retequattro		Mediaset total	
Film	890	10.2%	1,230	14.0%	2,572	29.4%	4,692	17.9%
Tv Movie	475	5.4%	473	5.4%	294	3.4%	1,242	4.7%
Mini-series	142	1.6%	71	0.8%	101	1.2%	314	1.2%
TV series	1,170	13.4%	1,720	19.6%	646	7.4%	3,536	13.5%
Sit-com	318	3.6%	1,024	11.7%	2	0.0%	1,344	5.1%
Soap	116	1.3%	-	0.0%	382	4.4%	498	1.9%
Telenovelas	2	0.0%	-	0.0%	889	10.1%	891	3.4%
Cartoons	-	0.0%	1,539	17.6%	-	0.0%	1,539	5.9%
Total rights	**3,113**	**35.5%**	**6,057**	**69.1%**	**4,886**	**55.8%**	**14,056**	**53.5%**
News	2,660	30.4%	619	7.1%	1,137	13.0%	4,416	16.8%
Sport	22	0.3%	576	6.6%	98	1.1%	696	2.6%
Entertainment:	2,457	28.0%	1,396	15.9%	1,789	20.4%	5,642	21.5%
light entertainment	*911*	*10.4%*	*846*	*9.7%*	*269*	*3.1%*	*2,026*	*7.7%*
talk show	*913*	*10.4%*	*20*	*0.2%*	-	*0.0%*	*933*	*3.6%*
music	*8*	*0.1%*	*77*	*0.9%*	*279*	*3.2%*	*364*	*1.4%*
quiz-game-show	*444*	*5.1%*	*7*	*0.1%*	*198*	*2.3%*	*649*	*2.5%*
reality	*49*	*0.6%*	*410*	*4.7%*	*10*	*0.1%*	*469*	*1.8%*
soft news	*132*	*1.5%*	*36*	*0.4%*	*1,033*	*11.8%*	*1,201*	*4.6%*
Long dramas	111	1.3%	52	0.6%	-	0.0%	163	0.6%
Culture	40	0.5%	16	0.2%	577	6.6%	633	2.4%
Soap	254	2.9%	-	0.0%	-	0.0%	254	1.0%
Teleselling	103	1.2%	44	0.5%	273	3.1%	420	1.6%
Total productions	**5,647**	**64.5%**	**2,703**	**30.9%**	**3,874**	**44.2%**	**12,224**	**46.5%**
Total	**8,760**	**100.0%**	**8,760**	**100.0%**	**8,760**	**100.0%**	**26,280**	**100.0%**

Here follow the analysis of television audience shares and, specifically, results achieved by Mediaset networks in 2002:


TOTAL AUDIENCE - 24 HOURS
individuals
8,494
8,630
8,848
8,915
9,025
1998
1999
2000
2001
2002

As is shown by the previous table, in 2002 the total audience in the full day was above nine million people, which continued the positive trend and reached the highest level since 1998. In the last five years, the number of contacts increased (2002 coverage is by over half a million people above that of 1998) as well as time spent in front of television (the average of daily minutes viewed this year was 281, 4 minutes more than 2001 and fifteen minutes more than 1998).

This growth was progressive in the whole year: in spring the average audience share rose by 1.6% over the same period of the previous year, in autumn the increase amounted to 3.3% with a 4.2% peak in October.

This is the result of an increase in all times. Late night was particularly successful since, just like in Day Time, both coverage and stay increased, while in Prime Time the increase must be exclusively attributed to the fact that, compared to 2001, around 230,000 people more switched on television for at least one minute, with the same time spent in front of the set.

At year end, Mediaset had a 42.9% share in Day Time.

The constant decrease of RAI networks (from 1998 to date they have lost on the whole over 1.5 share points, falling from 48.0% to 46.4% share) was countered by Mediaset also in 2002, in spite of the Football World Cup, by a stability which takes it increasingly closer to its direct competitor.

Besides this, Mediaset confirms its primacy among people aged 15-64 (44.3% share vs 44.2% RAI) and with children (over 50% share vs 36.8% RAI).

If we consider the most prestigious time in terms of audience and advertising sales, Prime Time, 2002 represented a record year for Mediaset. Canale 5, Italia 1 and Retequattro achieved on the whole 44.1%, the highest result since 1988, achieved thanks to Canale 5 and Italia 1, which became, for the first time in its history, the third domestic network.

Guarantee periods, spring (27/1-30/5) and autumn (22/9-7/12) were decisive. In commercially relevant seasons, Mediaset in Prime Time almost reached a share of 46% (vs. 44.5% of RAI).


PRIME TIME - AUDITEL YEARS
% INDIVIDUAL SHARE
49.8
49.5
49.3
47.6
45.5
44.1
41.7
41.6
42.1
43.1
1998
1999
2000
2001
2002
MEDIASET
RAI


PRIME TIME - GUARANTEE PERIODS (Spring+Autumn)
% INDIVIDUAL SHARE
47.8
49.3
47.8
46.8
45.7
44.5
43.2
42.1
43.9
44.3
1998
1999
2000
2001
2002
MEDIASET
RAI

	Full day	Prime Time	Day Time 7:00 - 2:00
Canale 5	22.6%	23.8%	22.2%
Italia 1	11.3%	12.2%	11.1%
Retequattro	9.0%	8.1%	9.3%
Total	**42.9%**	**44.1%**	**42.6%**

Canale 5

2002 confirmed the central role of Canale 5 in the Italian television system: it was the first network in Prime Time (23.8% vs 23% of Rai 1) and obtained a share of 22.6% in the Full Day, only one point behind Rai 1.

Canale 5 once again this year proved its historic capacity to gather all the family in front of the television: in the full day it was the first choice for men and women aged 15 - 64 (24.2% share) and second choice, after Italia 1, with children (19.8% share).

Mediaset's flagship won its best results in spring and autumn, meeting commercial expectations of investors.

In these two seasons, it managed to stay ahead of Rai 1 also in the full day (23.5% vs 23.3% of Rai 1), besides increasing its distance in Prime Time (25.1% vs 22.9% of Rai1).

Canale 5 has strengthened its general profile year after year, and has become the network of popular entertainment programmes, significant dramas and information.

In particular, in the field of entertainment, Canale 5 broadcast again with extraordinary success some historical programmes, *Scherzi a parte* (34%), *La Corrida* (29.3%) and *Paperissima* (26.2%).

The candid cameras presented by the Teocoli-Boldi pair and by Michelle Hunziker make people laugh for the unexpected jokes played on important people; famous and less famous gaffes are the core also of *Paperissima*, with the comeback of Marco Columbro. The programme created by the genius of Corrado Mantoni continues to offer the entertainment of *amateurs risking everything*.

An innovative product, yet an established event in the programme schedule, *C'è posta per te* (30.6% between spring and autumn) managed to win on Saturday nights, combining emotions and laughter.

The investment of the network in self-produced dramas is also worth a mention. Canale 5 goes from stories of ordinary people – the third year of *Distretto di polizia* reached 31.6%, *Carabinieri* achieved 24.4% to reconstructions of extraordinary lives (*Sant'Antonio* 30.9% share) – to the narration of famous events in the news (*Il sequestro Soffiantini* 29.3% share). In Day Time the characters of *Vivere* (20.4% share) and *Cento Vetrine* (28.9%) continue to recount their complex stories.

Canale 5's ability to conquer the trust of the audience in recent years is also due to an increasing focus on information. The *Tg5* headed by Enrico Mentana in 2002 made a head to head race with Tg1 (29.0% vs 30.3% of *Tg1*). Excellent results were obtained by *Terra!*, 15.6% share, a weekly programme of journalistic analysis presented by Toni Capuozzo.

2002 was also an all time audience high for *Striscia la notizia*: the fifteenth year of the incomparable programme by Antonio Ricci achieved its highest level since 1988 by conquering, from September to the end of the year, 33.9% of the audience, equal to over nine million viewers (it is worth pointing out the share of the first show, on September 23rd, 47.6%).

Italia 1

2002 was an extraordinary year for Italia 1, which conquered the third place in Prime Time, overtaking Rai2. In twenty years of history, this is the first time that the "young" Mediaset networks manages to make such an achievement.

The performance is positive also in the full day, with 11.3% share and the leadership on very young viewers and children (26.6% share on children aged 4-14) and second choice after Canale 5 with respect to young-adult audience aged 15-24 (20.3% share)

Just like Canale 5, also Italia 1 reached its highest result in Prime time in the two commercial seasons, spring and autumn, with a 12.6% audience share.

Italia 1, this year reaps the fruits of a balanced mixture of experimentation and creativity.

The great event of the network programme schedule was *Saranno famosi* (19.4% the season's average in prime time). Maria De Filippi, who conceived and anchored the programme, renewed the reality show, by bringing on television the success dreams of 16 teenagers.

During the year, Italia 1 continued with its innovation in the field of reality shows, with *Operazione trionfo* (13.9% share for the Prime Time programme) where 16 singers attend a

music academy and battle to win a contract and in autumn, with the second special programme *Protagonista* (which won 11.8% share).

In autumn there was then the comeback, in one single light and enjoyable product, of two traditional programmes of the network, *Matricole & Meteore* (11% share).

Italia 1 continued also to give comedians a fundamental role in its programme schedule. *Zelig*, a workshop of comic talents, reached 18.6% late at night and conquered an extraordinary 20.2% share in the special Christmas programme in Prime Time; *Iene*, a combination of information and lightness, with the three leaders Alessia Marcuzzi, Paolo and Luca confirmed to be one of the pillars of late night (16.7%), but also an excellent programme in Prime Time (13%); on Sunday nights, the famous comments of Gialappa's exceeded a 13% share.

2002 was also the year of the television series *CSI: Crime Scene Investigation*. The programme with the highest audience in the U.S. in Prime Time in the 2001-2002 season with 23.7 million viewers won people's hearts also in Italy (14.1% share). In December also *Smalville* landed on television; the series, recounting the adventures of a young Clark Kent, reached in its first four evenings a 15.2% conquering 36.1% of people aged 15-19.

Always in December, on Saturday afternoon, Italia 1 experimented *Ziggie* (11.8%), a new product for children and teenagers (39.4% on children aged 4-14) which combines fun with educational contents.

This year, Italia 1 offered a new cartoon, *Hamtaro*, to the youngest audience, which won their hearts day after day (15.8% on the general audience and 60% on people aged 4-14).

An excellent contribution was also provided by. The *motorcycle races* reached 16.3% in the 125cc class, 18.1% in the 250cc class and 23.5% in motorcycle GP with data above 20% on the male target (23.4%, 23.3% and 30.7% respectively).

Sunday late at night, *Contro Campo* achieved on the whole 15.8%. This sports programme, which grew notably with the start of the new league, since September won (11 times out of 15) the battle with *La domenica sportiva*.

An excellent performance was also provided by the news: *Studio Aperto*, the digital news headed by Mario Giordano, in the 12:25 broadcast reached 16% and at 18:30 was above 11%.

Retequattro

2002 ended with Retequattro at 9% in the 24 hours and 8.1% in Prime Time.

In the 24 hours there is a particularly good positioning with people aged over 65: with 13.3% the network ranks third, after Rai 1 and Canale 5, confirming its ability to gather consensus of the adult audience and to counter RAI on this target.

Retequattro's repositioning, started the previous year, continued in 2002. The network differentiated its supply, combining its traditional products for an adult female target with products for a male audience.

In particular, in Day Time, *Forum* (16.1% share), *Sentieri* (11.1% share) and in later afternoon, the second series of *Terra Nostra* represent a daily event for women. These products are accompanied at weekends by meetings with celebrities in *Sabato Vip* (15.7% i share) or in the dressing room of *Il trucco c'è* (14.7% share) and on Sundays by the artistic and gastronomic discoveries of *La domenica del villaggio* (15.7% share).

In Prime Time, music programmes continue the tradition of Retequattro entertainment: *Viva Napoli* achieved 12.5%; *Ballo Amore e Fantasia* reached an excellent 11.7%.

The new line began in Day Time with the documentaries of *Solaris. Il mondo a 365° gradi*, which at 15:00 managed to attract men over 35 (9.7% share).

In Prime Time, this is continued by *La macchina del tempo* (8% share) in autumn with a renewed studio, open to common people who pose questions sent by viewers.

More room was devoted to football in Prime Time. The love of sports of Italians is fed on Tuesday night by the talk show anchored by Paolo Liguori, *Senza rete* (9% on male audience), with illustrious figures from the world of soccer and entertainment. Besides 'talking' football, Retequattro offered real football with three *Uefa Cup* matches between February and April (14.7%); the *Under 21 European Championship* (above 16%) in May and, to conclude, the *Champions League* (12.4% on the whole). Champions League matches were broadcast also in brief in *Pressing Champions League* which, in its eight Wednesdays, achieved 15.7% with even higher share levels on men and people aged 15-34.

The news obtained positive results: *Tg4* in the evening was above 9% with an average of over one million and three hundred thousand viewers. In particular, the news anchored by Emilio Fede, marked by simple language and a quiet pace, confirm their appeal on an adult audience, where they total 13.8% in the 18:55 edition and 14.5% at 13:30. Retequattro's news were very prompt during emergencies, as was the case of the earthquake that struck the Molise region last October when Tg4 was the first of all national news programmes to give the news and obtained a 13.1% share.

Production of television programmes

In 2002, R.T.I. S.p.A. produced 46.5%, including second showings , of the television programmes broadcast by the Mediaset networks.

The following table shows the number of productions completed in 2002, by type of programme and separated into television programmes and sales programmes:

Types	Number of productions made 2002 Prime Time	2002 Day Time	2002 Total	2001 Prime Time	2001 Day Time	2001 Total	% change Prime Time	% change Day Time	% change Total
Television programmes									
Entertainment and talk shows	66	96	162	71	121	192	-7.0%	-20.7%	-15.6%
Other news	10	59	69	12	79	91	-16.7%	-25.3%	-24.2%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Sport	6	19	25	4	18	22	50.0%	5.6%	13.6%
Quiz-game shows	2	11	13	7	13	20	-71.4%	-15.4%	-35.0%
Mucis	5	10	15	7	15	22	-28.6%	-33.3%	-31.8%
Soap operas	-	2	2	-	2	2	0.0%	0.0%	0.0%
Long dramas	4	-	4	4	-	4	0.0%	0.0%	0.0%
Total television programmes	93	201	294	105	252	357	-11.4%	-20.2%	-17.6%
Commercial programmes									
Television selling	2	34	36	1	37	38	100.0%	-8.1%	-5.3%
Total commercial programmes	2	34	36	1	37	38	100.0%	-8.1%	-5.3%
Overall total	95	235	330	106	289	395	-10.4%	-18.7%	-16.5%

The number of original productions decreased in 2002, with respect to the total number of programmes.

Canale 5 abandoned *Buon Mercato, Casa dell'Anima, Verissimo estate* (News) - *Mezzogiorno di Cuoco, 30 ore per la Vita* in Day Time and the Prime Time programmes *Italiani, Piccole Canaglie,*

Ragazzi Irresistibili and *la Notte Vola*; the third series of *Grande Fratello* (entertainment) was postponed to 2003. Significant new programmes were Stivale delle Meraviglie in the news, the *game Archimede* and the programmes *Amici, Nessuno è Perfetto* as well as the shows *Scherzi a Parte, Paperissima* and *la Corrida*.

Italia 1 was the network with the greatest changes in its programme schedule: it abandoned *Asterisc, Vox Populi, Mission, Bellavita* and *Real TV* both as daily programme and the summer programme in the news – the game *The Weakest Link* and the entertainment programmes *Survivor, Tempi Moderni, Proposta Indecente* and *Tacchi a Spillo* in Prime Time and *Wozzup, Popstar, 2008* (the programme by A. Pezzi), *Mai dire Gol, Ciao Belli, Zelig Countdown, da dove digiti* and *Guerra di Robot* in Day Time. New series were included: *Candid Camera, Serial Killer, Lando* and in Prime Time there were the Sunday programmes of *Iene* and *Gialappas* and the new *Operazione Trionfo*.

Retequattro's programme schedule remained more similar to that of 2001: the only change in Day Time was the loss of *Sabato 4* and *Millenium*. Among new productions, it is worth noting *Top Secret* and a series of Special programmes in Day Time, while in Prime Time the following programmes were abandoned: *Angeli, una Voce nel Sole* and *Divieto d'Entrata, Io tra di voi, Testarda Io* and *Albano storie d'amore* e *d'amicizia*.

Il 2002, Canale 5 self produced the Soap operas *Vivere* and *100 Vetrine* and the Prime Time dramas *Il Bello delle Donne, Distretto di Polizia* and *Carabinieri*.

The hours of programmes net of soaps and dramas produced in 2002, were basically in line with the previous year (81 hours, equal to a –1.2% percentage change).

With respect to entertainment, the most significant changes were represented by programmes *Grande Fratello, Survivor, Italiani, Wozzup*, (-180 hours) and by *Operazione Trionfo, Saranno Famosi, Candid Camera* and *Nessuno è Perfetto* (+296 hours). In 2002 there was also an increase in Retequattro's editing hours, due to the documentaries *Solaris*.

The reduction in finished products with respect to news was caused by the cancellation of some programmes, the reduction in the number of productions and the decrease in volumes, with respect to 2001, of the productions *Uomini* e *Donne, Verissimo* and *Macchina del Tempo*.

Sport was particularly influenced by the *Motorcycle World Championship* (128 hours) which represented alone 50% of sports events broadcast by Mediaset networks.

As to Games and Quiz shows, *Ok il prezzo è giusto, Marte* e *Venere, The Weakest Link* and *Facce da Quiz* were no longer produced, but the loss in hours was limited by the making of a re-edited series of *Passaparola, Ruota* and *il Milionario*.

With regard to music, the reduction in products was mainly attributable to the cancellation of the weekly programme *Super*.

Types	Hours of finished product				
	2002	% on the whole	2001	% on the whole	Change %
Entertainment and talk shows	2,730	38.6%	2,584	35.9%	5.7%
Other news	836	11.8%	1,124	15.6%	-25.6%
News	1,779	25.1%	1,789	24.8%	-0.6%
Sport	652	9.2%	544	7.5%	19.9%
Game and quiz shows	486	6.9%	516	7.2%	-5.8%
Television selling	257	3.6%	251	3.5%	2.4%
Music	84	1.2%	99	1.4%	-15.2%
Soap operas	191	2.7%	219	3.0%	-12.8%
Short series	63	0.9%	88	1.2%	-28.4%
Total	**7,078**	**100.0%**	**7,214**	**100.0%**	**-1.9%**

Acquisition and management of television rights

Mediaset S.p.A. and its subsidiaries have the most important library of television rights in Italy and one of the largest in Europe.

The following table contains details of the rights library by category as of December 31st, 2002:

Description	No. of titles	No. of shows
Films	5,094	5,094
TV series	651	14,677
Telenovelas	23	3,345
Cartoons	742	22,415
Mini series	229	707
Soap operas	17	3,860
Tv movies	1,862	1,901
Various (Musicals, Entertainment, Theatre, etc..)	867	2,644
Total	**9,485**	**54,643**


Soap Opera and Telenovelas 0.4%
Cartoons 7.8%
Mini series 2.4%
TV series 6.9%
Tv movies 19.6%
Films 53.7%
Various Musicals,Entertainment, Theatre, etc....9.1%

All activities regarding the purchase, development and production of rights for the Italian television market were managed by Mediatrade S.p.A., merged by incorporation in parent company R.T.I. S.p.A. on January 1st, 2003.

This company also managed the rights library of the Group. New rights are bought up on a continuous basis from:

- ***US Majors:***

  The Mediaset group has signed long-term agreements to buy rights from the leading US producers and distributors (MCA-Universal, Twenty Century Fox, Sony Columbia, Warner Bros. International and Dreamworks); these agreements typically involve purchases for an average of 5 years, with the possibility of 4 or 5 television screenings.

  In 2002, the Mediaset group stipulated with MCA-Universal an agreement for the supply of rights, for the duration of two years, mainly regarding films showed in US theatres in 2001 and 2002. Thanks to this agreement, it will be possible to acquire valuable products, which will be available for television broadcasting in 2004 and 2005.

- ***International television producers:***

  The Group has important, well-established rights purchase relations with US and European producers who supply very popular television products (TV movies, soap operas, mini-series and TV series). The serial nature of these programmes, produced on a seasonal basis, makes for a lasting producer/user relationship and contributes to linking the viewer to the network.

- ***Italian film producers / distributors:***

  From Italian companies, the Group buys packages including both the television rights to films produced by them (which together with the purchase of European films, are important in complying with the broadcasting quotas imposed by television broadcasting regulations) and the rights to international films.

  The rights agreement in place with the associated company Medusa Film S.p.A., one of the leading distributors in Italy, plays a fundamental role in this context.

- ***In-house drama production:***

  Mediatrade has the know how and organisation to select projects and produce highly popular TV movies, mini-series and TV series. These programmes are produced in-house or together with leading international partners. In some cases, production costs are partially covered by exporting the programmes produced.

  2002 confirmed a drive towards the production of dramas. This orientation, in line with the strengthening of the Group's core business, gave dramas a central role, which characterises the programme schedules of the Mediaset Group networks, particularly Canale 5.

  With regard to this, of particular importance was the exclusive production agreement signed with "Tao Due", one of the leading companies in the field, with which the Mediaset Group has entertained supply relationships for a few years. Recently, the collaboration with "Tao Due" led to the making of high successful television mini-series (*Ultimo*, *Ultimo 2: la Sfida*, *La Uno Bianca*, *Il Testimone*) and series (*Distretto di Polizia*).

During 2002, the Mediaset Group made steps towards further improving its rights library.

Of the many agreements reached, the following are worthy of note:

- the acquisition, by virtue of the long-term agreements in place with US majors and the main international distributors, of the following blockbusters: *La Mummia, Haunting-Presenze, American Beauty, Il collezionista di ossa, Anna & the King, Eyes Wide Shut, Three Kings, Wild Wild West, U-571, Billy Elliot, Traffic, Driven* e *Heist*;
- the acquisition, by virtue of the long-term supply agreements with the company Epsilon Motion Pictures of the following rights: *Colpevole d'omicidio* (with R. De Niro), *Ecks vs. Sever* (with A. Banderas), *Moonlight Mile* (with D. Hoffman) and *Bruce Almighty* (with J. Carrey);
- the acquisition of the availability of the following TV premiere series: *Smalville, Lizzie Mc Guire, 24, Will & Grace , American Family*;
- the acquisition of the rights regarding the new screenings of the most successful television series such as: *Beautiful, Sentieri, Febbre d'Amore, X Files, I Simpson, Ally Mc Beal, Dharma & Greg, N.Y.P.D. Blue, Buffy, Xena, Siska*;
- the acquisition for the current television season of successful films showed in theatres in 2000 like: *Chiedimi se sono felice, Autumn in New York, The Million Dollar Hotel, Un marito ideale, La lingua del santo* with respect to the 1999/2000 and 2000/2001 cinema season agreement with the associated company Medusa Film S.p.A.;
- the acquisition from associated company Medusa Film S.p.A. of the film *Il Signore degli anelli*, showed in Italian cinemas in 2002, which will become available for television screening as of 2004 and *Pinocchio*, which will become available for television screening as of 2007;
- the orientation to the production of long television series brought about the new series of drama productions such as *Distretto di polizia, Carabinieri* and *Il Bello delle donne* which proved very successful in the last few years;
- the production of some mini-series and TV movies with very prestigious stories, casts and scriptwriters such as: *Ferrari* (with S. Castellitto), *Il Papa Buono* (with B. Hoskins), *Ultima Pallottola, Doppio Agguato, I Ragazzi della Via Pal, La Notte di Pasquino* (with N. Manfredi) and *Benedetti dal Signore* (with E. Greggio and E. Iacchetti). Particularly significant was the production of the fourth series of *Vivere* and the second series of *Centovetrine*, Italian soap operas of 230 episodes each which, together with the co-production of Telenovela *Terra Nostra 2*, constantly win high audience shares;
- the stipulation of a preliminary agreement with Eagle Pictures S.p.A. that will lead to the acquisition of high-class films in the next few years, such as: *Wedlock* (with Meg Ryan and R. Gere), *End Game* (with S. Connery), *Time Line* (with R. Gere), *Rat Race* (with R. Atkinson) and *Birthday Girl* (with N. Kidman).

Music Publishing

On July 1st, 2002 RTI S.p.A. included the business area of music publishing connected to Mediaset Group television activities, which belonged to RTI Music S.r.l. (merged by incorporation).

This business includes the production, acquisition, management and protection of copyright to music tracks for audio-visual works.

In 2002, the soundtracks were made to all films and television series produced by Mediatrade S.p.A. (including *Il Papa Buono, Enzo Ferrari, San Francesco*), by Medusa Film S.p.A. (including *Callas Forever*), by Epsilon Tv Production (including *Zhivago)* and by external executive

producers (including *Il commissario Montalbano 4, Nessun dorma)* and dramas by R.T.I. S.p.A. *(Carabinieri, Il Bello delle Donne 2)*. Audio work was also performed on many television productions (including *La sai l'ultimo, Buona Domenica, Mai dire Domenica*).

RTI S.p.A. also acquired from RTI Music S.r.l. an important music archive (Music Bank), with around 7,000 hours of music with own original recordings of works and around 30,000 hours of original recordings of works owned by third parties and other music.

In 2002, this business generated revenues of EUR 4.5 million, mainly as a result of broadcasting rights for the use of music included in programmes scheduled on Mediaset networks.

Multimedia and content extension operations

The Mediaset Group's multimedia operations, have been mainly concentrated until December 31st, 2002 in Mediadigit S.p.A., a company that has been active since 2000, and which is in charge of operations regarding theme channels, Internet operations and teletext operations, with the objective to develop synergy and *content extension* opportunities with respect to our traditional *core business* focused on television, by providing services and contents that can be distributed on various platforms (Pay TV, Internet and Telecommunications). Multimedia operations also include the specialist magazine *MT La Macchina del Tempo* (published by R.T.I. S.p.A. and available since November 2000) and publishing operations managed in joint venture with Mondadori by Press Tv, a company set up on July 8th, 2002. Advertising sales based on the Internet and the theme channels are supported by Publitalia '80 S.p.A. as exclusive concessionary.

- ***Theme channels***

With reference to **theme channels**, the channels Duel Tv, Comedy Life (both starting from April 2000) and MT Channel (since January 2001), are distributed by Stream, while Happy Channel has been distributed on D+ since March 1998.

At December 31st, 2002 the overall number of subscribers to Mediadigit satellite channels amounted to 1,487,782, 655,949 subscribers of which regarding the three channels distributed on the Stream platform and 831,833 subscribers to the Basic package by Telepiù.

In 2002 there was an increase, which confirmed the policy already adopted in 2001, in the in-house production of television contents, both in terms of quantity and quality, with productions mainly concentrated on MT Channnel and Happy Channel.

Overall **revenues** generated by the distribution to these two digital platforms of these channels amounted in 2002 to **EUR 21 million**, slightly increasing with respect to EUR 19.7 million in 2001.

- ***Internet operations***

As to Internet operations, 2002 was marked by the consolidation of the results achieved in 2001, both in terms of users and usage time and by the development of services for mobile telephones (second and third generation).

Among the most popular areas, entertainment and information continued to be the drivers, with quality products such as TgCom and TgFin (present on the Internet but also on teletext, telephones and terrestrial TV). The entertainment and shows area was occupied by Jumpy, Mol and specific TV programmes sites.

All the sites owned by the Group recorded in 2002 on average around 100 million page views and 2.3 million single visits per month.

MOL

MOL is the television vertical portal of the Mediaset Group which follows with real time updates everything that has to do with the show biz and television, from television programmes of nationwide networks to the main television figures with interviews, disclosures and analyses. In 2002 MOL recorded on average 37 million page views and 1 million single visits per month.

Jumpy

Jumpy is the online entertainment portal, with particular reference to the community area and the games section. In the first months of 2002 the integration process of Jumpy within the Internet products managed by Mediadigit was completed. This restructuring meant cancelling all the duplications found by matching Jumpy contents with those which already existed in other Mediadigit products. The product redefinition process generated the new Jumpy version with a new graphics and a higher flexibility in the use of different advertising formats.

In 2002 Jumpy recorded on average 30 million page views and 1.3 million single visits per month.

TGCOM TG5.it

In 2002, the News area (*Tgcom*, *TG5.it* and *TgFin*) consolidated its position among online information Italian sites.

Specifically, Tgcom, launched in March 2001, made excellent performances in 2002 drawing also benefits from a new graphic restyling and from its extension on television, by broadcasting a short news programme some days of the week on Canale 5.

TgCom recorded on average around 24 million page views and 600,000 single visits per month. It should be noted that 52% users is aged 25 to 34 and 50% connect to the site via broadband (business users).


Page Views
TgCom
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10,000,000
5,000,000
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In 2002 there was also the start of sales operations of services and contents to mobile telephone companies, by drawing on the technological and brand opportunities of the Mediaset Group. Agreements were signed with the main second generation mobile companies (Tim, Vodafone and Wind) as well as a three year agreement with H3G, the first company to launch UMTS in Italy, to carry out all operations for making publishing products by assembling contents from third party suppliers.

Among the projects developed during the year, it should be mentioned the pay version of *Milionario*, available both on the Internet and Mediavideo, community services, developed with Wind and available inside the interactive section of Mediavideo and the start of MMS production with TG5 brand to provide to all mobile telephone companies.

In 2002, total **revenues** from the Group Internet area, generated by advertising and the sale of services to third parties, amounted to EUR **8.6** million, growing with respect to EUR 7.5 million in the previous year.

- ***Teletext***

Teletext (Mediavideo and interactive service) is a multimedia television paper with 800 pages, which is totally innovative in terms of contents, graphics and ways of using it. Its strengths are the ease of use, the differentiation of the offer by channel and the timely and rich character of contents made with major partners (Ansa, Il Sole 24 Ore). Mediavideo interactive services include a *community* consisting of the users of a *chat sms*, which allows to actively participate and exchange views on television programmes, sports events and the game *Il Milionario* (based on the popular television programme).

The graphic *restyling* of the Mediavideo brand was completed, as well as the layout of its contents, in order to make the product more attractive for television users and commercial customers.

In 2002, Mediavideo was a great publishing success, thanks to 18 million users per month, across all age brackets and gender divisions and a great commercial success, thanks to a 48% percentage of users accessing to company's information pages.

Revenues in the year amounted to **EUR 6.1 million**, increasing with respect to EUR 5.0 million in the previous year.

- ***Content extension***

The company **Press TV S.p.A.**, a 50-50 joint venture between R.T.I. S.p.A. and Arnoldo Mondadori Editore S.p.A., established in July 2002, with a share capital of EUR 1.5 million, develops multimedia publishing projects among which the publication of magazines closely connected to successful television programmes. The first publishing project has to do with the making of the *Controcampo* sports weekly magazine, whose distribution was begun at the start of the 2002/2003 Football Division. *Controcampo* is an innovative magazine in terms of product concept, with publishing, technical, production and distribution features similar to those of a newspaper, which is issued on Mondays throughout Italy. Sales of the first 14 issues, achieved an average circulation of around 250,000 weekly copies.

In 2003, Press Tv will publish, besides *Controcampo*, another three magazines connected to popular television programmes: *La macchina del tempo* (currently published by R.T.I. S.p.A.), *Amici di Maria De Filippi* and *Grande Fratello*.

Operations division

Technology for the production of television programmes

Technology for the production of programmes (in-house production), is owned only to a minimum extent by R.T.I., and is mainly concentrated in the subsidiary company Videotime, which guarantees the maintenance and technological development of productive systems (studios, post-production and graphic rooms and mobile direction units).

In the last few years, the emergence of digital technology has mainly affected the first stages in the television production process: production (in studio) and post-production (in the editing room). The plan for the transformation into digital of all shooting and editing equipment is still under way, which started in the second half of the 1990s and will be concluded in the next 3 years.

Two projects started in the first half of 2002 fall within this framework, and have to do with the transformation into digital of two studios in Milan and Rome. As to the latter, the project was included in the wider **consolidation of technology at the Elios Production Centre in Rome**, owned by the real estate company Titanus Elios spa, in which Videotime, in 2001, acquired a 30% stake. The objective is to provide the Elios centre with appropriate technology for television production, and thus set up a Roman production centre for entertainment similar to the Milan centre in Cologno Monzese. In the last few months, new post-production rooms have been set up in these premises.

At the end of 2002, after completing the procedure for authorisation started in 2000, the project was started for the creation of the **New Palatino Production Centre in Rome**, with the start of the renovation works of the whole building. The project will be completed in 2003 and will allow the transfer into one single centre of publishing and production operations of Rome based news (Tg5, other programmes and sport) which are now scattered in minor

premises. The project will be completed by the creation of a new studio for soft news productions which will join the Tg5 studio (already active) and a digital post-production area.

With the completion of this project, the reorganisation of Videotime production process in 4 production centres will be completed, divided by geographical areas (2 centres in Milan and 2 in Rome) and by product (entertainment and news per geographical area).

As to the **post-production** stage, investments were made for the creation of 7 new rooms in the 3 production centres of Cologno Monzese (entertainment for Milan), Milano 2 (news for Milan) and Elios (entertainment for Rome).

In the first months of the year the examination was continued regarding the stage after the production process, **storage**, which, in turn, comes before the emission, distribution and broadcasting of the signal. In particular, we are examining how to better use the editorial staff and digital archive of Studio Aperto news, which became active last autumn. A further dissemination of similar systems in all production areas could bring benefits from the integration of the various process stages and the opportunity to share common contents.

2002 was also characterised by significant investments in lighting systems of entertainment Production Centres. New lighting systems have been made in the Centre of Cologno Monzese for two large studios and a third similar project concerned a studio of the Elios Centre in Rome, in the framework of the above mentioned technological consolidation.

Management of the signal broadcasting network

The project for the evolution of the company structure, besides pursuing the objective to improve the management efficiency of the Mediaset group made it possible, also within the broadcasting network, to adjust the company structure to the regulations of the Law on Terrestrial Digital Television (Act. no. 66 of March 20th, 2001 and subsequent regulation for application). In the future scenario envisaged by the law there are three subjects: the **content** provider, in charge of programmes / programme schedule and relevant contents, the service provider in charge of programme guide services and restricted access services (e.g. T-commerce, T-banking) and the **network operator**, owner of the right to exercise the broadcasting network which will be made available to the first two subjects and the other operators concerned. As a consequence, thanks to the operation of company restructuring, the management and development operations of over 1,700 technological towers, that were in the hands of parent company R.T.I. S.p.A. were transferred to Elettronica Industriale.

Now, Elettronica Industriale has all the resources which, in the near future, will make it possible for it to work in the new regulatory framework. The transfer involves all the site assets of the broadcasting network which are not specifically connected to current analogue frequencies and therefore land, technical rooms, pylons and systems shared by several frequencies, such as systems of antennae and operating stations for the functioning of dissemination and contribution networks.

Since the transfer, Elettronica Industriale **has in its own sites** scattered around Italy the broadcasting systems of major Italian broadcasters, such as **R.T.I.** for the networks Canale 5, Italia 1 and Retequattro, the **Telepiù Group** for the terrestrial Telepiù Bianco and Nero, **other local broadcasters** and **mobile telephone companies**. Elettronica Industriale, thanks to the engineering know how and the presence of its engineers around Italy, continues to guarantee the functioning of broadcasting systems, i.e. around the clock functioning and maintenance, every day of the year, as well as technological development plans.

Mediaset Group's network carries to signals of R.T.I.'s three commercial television networks to 99% of the country's population. This infrastructure is not only used to broadcast the signal of television programmes from the Segrate centre (distribution system), but also to carry "semi-finished" signals from any point on the network to the television production centres where the television programme is made (contribution system).

The digital transformation process of the signal **carrying network** by means of radio repeaters, completed in the second half of the 1990s, enabled the Mediaset Group to fully express a high precious potential: considering the three signal carrying modes (radio repeaters, satellite and optic fibres) there is an established broadcasting capacity that may be used for the most varied purposes, for example also for the future Digital Terrestrial Television.

Therefore, projects enacted in the last few months were oriented towards eliminating any risk of non availability of the carrying infrastructure in order to further increase the overall reliability of the network. In 2002, the redundancy project of the Cologno Monzese node was completed (first node of the carrying network downstream of emission), which will eliminate the criticality of the presence of a single starting point for all backbones, thus making the carrying network fully "meshed", which means, with the guarantee of at least two alternative pathways to connect the emission point with any terminal node. Always within this framework lies the project for the renovation of the **operating station** for the supervision of the carrying and broadcasting network in **Cologno Monzese** and the unification of the latter with the station for the distribution of contribution signals.

The future of the network as telecommunication infrastructure is connected to the development of Digital Terrestrial Television, currently envisaged by the already mentioned Law no. 66. Within this framework, R.T.I., the current owner of nationwide television concessions and authorisations, continued with the **acquisition of frequencies** from local broadcasters for the start of digital broadcasting. Last year, the agreement was stipulated for the acquisition of the frequency network of Quadrifoglio TV, which cover part of Piedmont and that are added to SeiMilano frequencies for Lombardy, already acquired in 2001. In 2003, more frequencies will be acquired to enable the Mediaset Group to start the programmes of future Digital Terrestrial Television, granting at least 40% of the capacity of digital signal (multiplex) to third parties, pursuant to the Law.

Alongside the acquisition of frequencies, **experimentation** was continues, by means of which in the next few months future scenarios will be simulated which terrestrial digital will make available, not only from a technological viewpoint (e.g. modes for assembling and broadcasting a signal in numerical format) but also by appraising future potential market and testing possible new contents and new interactive applications with consequent impacts on viewers.

In 2002, significant operations were also carried out in terms of **emission**, which represents the start of the process for the distribution of the television signal to the whole country. Tests on the new automation system were continued on **assembling and emission operations for the three commercial networks** owned by R.T.I. **(Canale 5, Italia 1 and Retequattro).** In 2003 the system will work fully and will be included in the production process, thus improving the quality of current signal and reducing the risk of mistake connected to the many manual operations (e.g. moving the support, sequence of events, etc.).

Commercial Television International

Telecinco Group

In 2002, Telecinco confirmed to be a leading television group in the Spanish television advertising market and consolidated its audience primacy in the country with respect to the commercial target of reference. These results are particularly significant, since they are obtained in a situation marked by a general slowdown of advertising investments, in line with a situation which is common to most European countries and in a television market that was affected, especially in the first part of the year, by the extremely aggressive commercial and publishing strategy of the public television group TVE.

Advertising investments in the television sector in Spain increased in 2002, based on *Infoadex* data, by 1.6% over 2001, thanks to the progressive improvement in the second part of the year.

In this context, **Publiespana advertising sales for Telecinco**, reached in 2002 EUR 567.1 million, with a decrease of 2.1% with respect to the previous year, however showing a marked recovery especially in the second part of the year.

Also in terms of **audience shares** Telecinco progressively recovered during the year with respect to the results obtained in the first part of the year, thanks to the excellent results of some important productions, among which the third and fourth series of *Grande Fratello* which achieved share peaks higher than 45%. The overall 2002 average was however strongly penalised by the audience drop recorded in the first part of the year, due to an extremely aggressive publishing strategy of the public television TVE.

In 2002, Telecinco obtained an audience share of 20.2% in the full day, with a decrease of 0.8 share points with respect to 2001. Also the main private competitor, Antena 3, though broadcasting in June the matches of the Spanish football national team at the World Cup and TVE-1 recorded in 2002 a slight decrease in audience shares, respectively at 20.2% (20.4% in 2001) and 24.7% (24.8% in 2001). Telecinco maintained however the leadership of audience shares on the commercial target (13-54) with an audience share of 23.6%.

The economic situation of the Telecinco Group in 2002 was obviously influenced by the negative trend in advertising sales, especially concentrated in the first part of the year, and by the strong production commitment aimed at countering the publishing strategy of the main competitors. "*Pro-forma*" economic consolidated results of the Telecinco Group at December 31st, 2002, drafted based on local accounting principles and approved by the Board of Directors of Gestevision Telecinco and Publiespana of March 13th, 2002 can be summarised as follows: **consolidated net revenues** amounted to EUR 586.5 million, with a slight decrease of EUR 6.2 million, equal to a – 1.0% percentage change over the same data of 2001 while **operating results** amounted to EUR 135.6 million compared to EUR 175.6 million of 2001, with an operating profitability of 23.1% which, though decreasing over 2001, remains one of the highest in the industry in Europe. The **net profit for the year** was equal to EUR 85.9 million, with a reduction of EUR 26.3 million with respect to EUR 112.1 million recorded in 2001.

The equity valuation of the 40% stake held in Telecinco and Publiespana by the Mediaset Group, including goodwill amortisation quota of EUR 20.1 million, yielded the Mediaset Group at December 31st, 2002 a net income of EUR 14.3 million.

Publieurope

In the presence of an increasingly international advertising market, characterised in recent years by the development of strong concentrations and constant shifts of the decision-making centres, the Mediaset Group has given Publieurope International Ltd. (a company purposely set up in 1996) the task to organised an appropriate presence in the European market with the objective to make additional sales from:

- searching new business in other countries;
- constant contacts with multinational companies' headquarters.

The beneficiaries of this activity are first and foremost the Group's networks, Canale 5, Italia 1, Retequattro and Telecinco but also all those networks that asked Publieurope to sell their advertising space outside Italy.

Publieurope has developed over time a wide and consistent media portfolio which offers international investors, besides the Group's networks, German Pro7, Sat 1, Kabel 1, N-24 and DSF, which on the whole represent around 50% of Germany television viewers, and English Channel 4 and Sky Digital, which enable advertising investors to contact around 35% of U.K. audience.

The product portfolio also features the magazines of Mondadori Pubblicità and more recently a collaboration agreement with SBS Broadcasting, the Skandinavian group which owns majority stakes in 11 commercial networks in 8 countries, which will enable Publieurope to offer its customers homogeneous groups of advertising contacts also in Belgium, Holland, Sweden, Norway, Denmark, Poland, Hungary and Rumania.

The commercial activity, carried out through the offices in London, Munich, Paris and Lausanne, with the active collaboration of Publitalia '80 and Publiespana, has generated extremely satisfactory results. In particular in 2002, with total company sales equal to EUR 98.3 million (64% of which to the benefit of the Group's networks and 15% to the benefit of Mondadori) net revenues for EUR 6.5 million were yielded and a profit before tax of EUR 2 million.

Other investments

The two main equity investments held by the Mediaset Group in the framework of its diversification strategy in industries close to commercial television are the 19.5% stake held in Albacom S.p.A. and the 2.73% stake held, since December 18th, 2002, in Hopa S.p.A, a financial investment holding company which in 2003 will hold, by virtue of the agreement reached in December 2002, a 16% shareholding in Olimpia S.p.A., holding company which owns the relative majority of the Olivetti / Telecom Italia Group.

In the field of fixed telephones, **Albacom S.p.A.**, established in recent years its primacy of main alternative company specialised in data, voice and Internet telecommunications with high technological contents in the *business area* of the Italian and international market for multinational companies active in Europe and the rest of the world by means of its network infrastructure interconnected with the international network of its shareholder BT. Since 2000, Albacom has doubled its annual revenues, which now amount to around EUR 700 million, increased the number of its customers from 20 thousand to 200 thousand and reached a 12.5% market share in the data transmission segment. Through the availability and planned investments on the transmission network guaranteed within the 60% stake held since 2000 in Basictel S.p.A. (a company in which Ferrovie dello Stato – Italian Rail – holds a 40% stake),

Albacom will shortly have available its own network with an extension of over 7,600 kilometres, completely in optic fibres and characterised by a broad band width.

In 2002 Albacom, the first Italian company to offer solutions by means of the Wireless Fidelity technology, made a project of wireless broadband services for the editors of two popular television programmes broadcast by Mediaset Networks, *Operazione Trionfo* and *Saranno famosi*, which simplifies the complex operations needed for editing a television programme by means of the creation of wireless local networks for broadband access. In 2002, Albacom and Borsa Italiana also stipulated an agreement for the creation, through the voice platform Atos Origin, of the *Borsa in linea* service, which gives access to the real time stock exchange quotes by means of voice recognition technology.

In spite of the general market difficulty and a regulatory framework which is not favourable to sector growth and liberalisation, Albacom confirmed in the first nine months of the fiscal year that will end March 31st, 2003 the positive results that had emerged in the first months of the year, with respect to the achievement of sales objectives and a positive gross operating profit for the second consecutive year, in line with company plans.

In the first nine months of the year, Albacom consolidated revenues reached EUR 493.7 million, growing by 27% over the same period of 2001 and confirmed the achievement of a positive gross operating margin. The net period loss amounted to EUR 81 million, lower than that recorded at December 31st, 2001 equal to EUR 99.2 million.

Because of this result, the result regarding the last three months of the fiscal year ended March 31st, 2002 and of goodwill amortisation (EUR 2.2 million) the equity valuation of the investment in Albacom S.p.A. resulted in a total charge of EUR 24.6 million for the Mediaset Group, lower than the one registered at December 31st, 2001 equal to EUR 34.1 million.

In 2002, Mediaset S.p.A. made payments with respect to its quota regarding the coverage of Albacom financial needs for an overall amount of EUR 31.2 million. In particular, EUR 18.9 million were paid in the form of an interest-free loan and subsequently registered as share capital by means of the decision of the Extraordinary General Meeting of Albacom of July 3rd, 2002 together with EUR 5.5 million already paid at December 31st, 2002, while EUR 12.5 million were paid in the last quarter of 2002 as interest-bearing loan to cover the estimated need for the current year and are included in the payment commitments that Mediaset, together with the other Albacom shareholders, subscribed after December 31st, 2002 (as is mentioned in the Section of this Report reserved to *Significant events after December 31st, 2002)* within an agreement which guarantees that Albacom's financial needs envisaged by the current company industrial plan will be covered until March 31st, 2004.

The purchase of the stake in **Hopa S.p.A.,** carried out on December 18th, 2002, confirms Mediaset's strategic choice to be present in the telecommunications industry, considered paramount in view of the expected transition in future years, to the digital terrestrial broadcasting system, especially in terms of distribution and supply of broadband services, interactivity and access to end users.

Hopa S.p.A. is now one of the main investment holding companies in Italy, and a 24% stake in it is held by Fingruppo S.p.A. and major Italian and international financial institutions. On December 24th, 2002 Hopa S.p.A. and the shareholders of Olimpia S.p.A. communicated the stipulation of an agreement which envisages in 2003 the merger by incorporation of Holy S.p.A. (a company 100% controlled by Hopa S.p.A.) in Olimpia S.p.A. Because of this operation,

HOPA S.p.A. will held a 16% stake in Olimpia S.p.A. share capital, and will thus become the third shareholder, after Pirelli S.p.A. (50.34%) and Edizione Holding S.p.A. (16.78%) of the company that owns the relative majority in Olivetti S.p.A., besides acquiring a right to representation in the administrative bodies of Olimpia S.p.A. and the main companies of the Telecom Group listed at the stock exchange. This stake should dilute to 14/15% once the merger between Olivetti S.p.A. and Telecom Italia is completed, which was announced on March 12th, 2003.

Mediaset S.p.A.'s investment in Hopa S.p.A. was made by purchasing from Fingruppo S.p.A. a 2.73% stake for an amount of EUR 96.4 million, equal to an average share price of EUR 2.58. This value is the same as the subscription price of new shares issued following the capital increase with premium for overall EUR 503.7 million decided by Hopa S.p.A. on October 31st, 2002 and fully subscribed at December 15th, 2002, a date before the completion of the operation by Mediaset S.p.A. Based on the agreements with Fingruppo S.p.A., Mediaset, which acquires the shares with effective date as at January 1st, 2003 appointed a member of the Board of Directors of the company, which will become part, if appointed, of the Executive Committee and will have right to appoint a statutory auditor.

According to the agreements stipulated with Fingruppo, Mediaset sold on December 17th, 2002 to Holy S.p.A., a company 100% controlled by Hopa S.p.A., its 0.45% stake in Olivetti S.p.A. for an amount of EUR 96.4 million, equal to the book value. The two operations did not have any economic or financial effects for the Mediaset group.

LEGAL DEVELOPMENTS IN THE TELEVISION INDUSTRY

2002 featured the decision of the Constitutional Court on the constitutional legitimacy of the temporary framework envisaged by Law 249/97 for the so called "excess networks" and the submission to the Lower House of a government bill regarding the reorganisation of the radio and television system (so called Gasparri Bill).

The Constitutional Court, with its judgement no. 466 of November 20th, 2002 stated again the constitutional legitimacy of the current temporary framework and put an end to the undetermined time scale by establishing that December 31st, 2003 is the deadline for the passage to satellite broadcasting by the so called "excess networks". However, this deadline, the Court stated, offers room to the legislator to intervene to define the modes for the conclusion of the temporary framework and is without prejudice to a different future organisation of the radio and television sector resulting from the development of terrestrial digital broadcasting and the subsequent increase of available resources.

The assumed increase is confirmed in the National Plan for the Allocation of digital Frequencies approved by the Authority of Communications at the end of January 2003, pursuant to article 1 of Law 66/01.

The Gasparri Bill, unlike previous legislation, aimed at freezing and diminishing the existing situation, introduces, for the first time, by taking into account the development of resources resulting from digital technology, a "system" regulation which is open towards the future, towards new market scenarios and the consequent convergence between the various communication sectors, which makes current antitrust constraints obsolete (20% of analog networks owned by one single subject, 30% of resources in the television industry, prohibition of contemporary ownership of television and press and television and radio, ...).

With a view to enlarging the competitive scenario to a number of new operators, connected to the cancellation of barriers between the various sectors and to the need to face international competition both in Italy and abroad, the Bill acknowledges the existing situation with reference to players active in terrestrial national broadcasting, including in the calculation of the ceiling of 20% of networks also programmes broadcast by means of terrestrial digital technique with a cover equal to at least 50% of the country.

The government project also introduces a single ceiling among all the sectors, equal to 20% of the overall resources of the communication integrated system, a progressive privatisation of RAI and a detailed discipline for the switch-over of the analogue system to the digital system.

As to the activity of the specific Authority the following should be noted:

- a few significant changes (Del. 404/02/CONS) to the Register of communication operators, among which the reduction of information obligations, regarding company structures, for companies listed at the stock exchange;
- the conclusion of the first stage of the survey, started in July, regarding the determination, for the 1998-2000 three year period, of the existence of a dominant position in the television industry. It should be noted that procedural investigations led the Authority to declare that the position of RAI and Mediaset was legitimate, since they had legitimately gone beyond the ceiling of 30% of resources in the television sector by spontaneous development.

The Ministry for Communication, in November, started a public survey "concerning the reorganisation of telecommunications" with a view to the acceptance, by July 24th, 2003, of Community directives (so called "Telecom Package") which establish a common regulatory framework for electronic communication networks and services. Contents do not fall within the area of application of these directives.

On November 29th, 2002, at the Ministry for Communication, a Self-Regulation code for the protection of children on TV was signed by the main public and private Italian broadcasters (RAI, Mediaset, La 7, MTV Italia), and by all the association of nationwide and local broadcasters (among which FRT, AerAnti, Corallo, Terzo Polo) and by the Ministry of Communication Maurizio Gasparri, who promoted the agreement.

The Code preserves the structure of the Prodi Code of 1997, and its main features are the following:

- obligations in terms of information on the side of broadcasters for a more informed vision of television products by families between 7:00 and 22:30 (also by means of the already adopted iconographic signs);
- obligations to the benefit of programmes whose vision is appropriate for families on at least one network in prime time;
- a commitment to look for solutions to make specific programmes for children on at least one network between 16:00 and 19:00;
- a better defined framework of sanctions, with the involvement of the Authority for Communications, already responsible by law.

CORPORATE SOCIAL RESPONSIBILITY

The Mediaset group now represents one of the main European companies in the communication industry. Over the years, Mediaset has reached and consolidated an undoubted leadership in its reference market, commercial television, and reached undoubted records in terms of economic profitability and market shares, both in terms of advertising market and television viewers.

The results achieved reflect the constant commitment and the high professionalism of all company elements, aimed at reaching the common objective of value creation while respecting the balance of the environment and the other subjects. The awareness of being called to ensure over time the best sustainability conditions in order to effectively pursue this objective, together with the strong awareness of the role and social responsibilities resulting from its specific activity, determine a constant focus of the Group in order to ensure that the interests (not only economic ones) of its internal and external counterparts and stakeholders are met.

Within this framework, on September 10th, 2002, Mediaset's Board of Directors expressed, by adopting and disseminating an **Code of Ethics** (the whole document is available on the site *www.gruppomediaset.it*), the social responsibility of the Company with respect to employees (Directors, Collaborators and employees) and to all external stakeholders (Competitors, Suppliers, Institutions).

The Code defines those values that have been acknowledged, accepted and shared by the Group, which should provide the basis for internal and external operations, behaviours and relationships, while complying with national and international laws and regulations, and the principles of freedom, dignity, respect of diversities connected to race, gender, language, individual and social condition and religious belief. In brief the Code, which however acknowledges the company procedures that have always been enacted, confirms:

- the values of responsibility, correctness, legitimacy with emphasis on the conflicts of interest of individuals when carrying out their activity and confidentiality with respect to company news and information;
- the principles of legality, fairness and correctness in business relationships, in the protection of competition, in relationships with suppliers and Italian, community and international institutions;
- the centrality of human resources and the protection of their health and safety.

Below follows a detailed description of the actions implemented by the Group to safeguard and enhance the subjects inside the Group, that is, human resources and of those oriented towards the external world, in order to ensure transparency of internal organisational and decision-making processes (corporate governance rules, code of behaviour on internal dealing), the protection and respect of viewers and citizens when exercising the specific production activity (protection of children, advertising self-regulation) and those that see Mediaset active with respect to cultural promotion.

Responsibility towards the Group's Human Resources

Mediaset is an innovative, lively and competitive group both thanks to its economic, financial and asset resources, and to the availability of high human capital, represented by the skills, knowledge and experience owned and developed by the 4,393 people of its staff.

The whole of this wealth of human and intellectual resources is a competitive advantage and a strength of the Group which, based on the historic company values of creativity and energy, continues to improve while searching for new quality standards and innovative stimuli aimed at guaranteeing a real growth of Mediaset's value, which can be sustained in the long term.

Mediaset acknowledges the central character of human resources as a fundamental factor for its development and orientates its internal management towards the respect of personality and professionalism, while enlarging at the same time its focus to the external community.

The focus of the company on human resources is expressed by the definition of in-house policies for the development and involvement, for the improvement of work conditions and the protection of equal opportunities.

Management and development policies

The growth of the Group's distinctive skills, the dissemination and organisation of know-how, the protection of the individual professional heritage are objectives of the policies for the planning, management and development of human resources, implemented by the definition of an integrated set of processes, methods and tools and by the constant involvement of "line" managers, in terms of performance monitoring and "empowerment" of the human resources with whom they work.

The Mediaset Group ensures to its human resources career paths that enhance and increase their professional skills, in line with company strategic needs and the individual potential.

In particular, the company has over time created unique professional profiles, which cannot be found on the labour market, and can be developed only by growing internally, activating mobility between functions, company training sessions for the management of specific projects and constant focus on training.

The remuneration policy is based on merits and flexibility; specifically, inventive and bonus systems for managers and key human resources are aimed at disseminating in the Group the culture of performance, its constant improvement and the constant measurement of individual results which feed the growth in company value.

In particular, in order to provide the company with a tool to benefit and encourage employee loyalty (managers, journalists and directors of business units or other company qualifications), aimed at focusing their commitment to the achievement of strategic objectives, the General Meeting of April 20th, 2000 decided to adopt a Stock Option Plan for the three years 2000/2002 on Company own shares, and to set up a Stock Option Plan Committee, consisting of three non executive directors and supported by the Chairman of statutory auditors, for the selection of participants and the management of the plan.

In-house communication systems ensure that knowledge and information is shared and disseminated regarding the economic, organisation and market development and take place also by using Internet technologies with the setting up of a portal dedicated to all employees, constantly updated and easily accessible. Mediaset Group's commitment aims at improving the efficacy of the communication leverage and, with respect to this, at the end of 2002, a survey was started towards the rationalisation of currently adopted modes, contents and tools.

In brief, management and development policies are constantly oriented to guarantee the Group the ability to tackle new challenger, enhancing individual potential and by focusing on keeping

talents and critical people, attracted by an increasingly competitive labour market and on offering Mediaset as the "ideal place" to develop one's professional and managerial gifts.

Training

Planning and implementing training projects has always been a basic element in Mediaset Group development strategies.

Two objectives have guided the planning of training projects for internal population in 2002:

- the development of managerial skills;
- the conservation of a high level of professional skills, by means of an update of technical work knowledge.

In 2002, training / refresher courses for around 53,000 hours of class were organised, with the participation of 2,850 people.

Managerial training

Projects for executives and middle managers focused on some typical issues of managerial development, such as orientation to result, planning and organisational vision, delegation and control, management of human resources and communication. The training path was based on the use of various educational methods, both traditional, such as class and workshop and non conventional, such as outdoor training and individual coaching, which guaranteed that the training impact of the project was maximized.

Team building and management of relationship efficacy issues were developed for larger groups of the company population.

In 2002, the collaboration of the company with major company management schools and universities was consolidated, such as ISTUD (Institute for Management Studies) and the L.Bocconi Univeristy, for the provision of a *general mana*gement training programme, which the company traditionally devotes to its newly appointed executives.

Particular care was devoted to the development of the youngest human resources by the start in 2002 of the first **Project for Young Graduates** aimed at including this population in a training path, organised into subsequent follow up stages, which accompanies the career path.

The objectives of the Project are:

- present the Mediaset Group and the working mechanisms of Commercial Television, providing participants with an overview of the company with respect to its overall organisation and the television production process, by means of the direct involvement of the company Management;
- develop some "basic" skills, seen as critical, which can be a common heritage of knowledge, connected to personal efficacy (interpersonal communication and relations, assertiveness and public speaking) and professional efficacy (problem setting, problem solving, decision making).

The project was carried out between May and October 2002, with the participation of around 100 young graduates that joined the company not more than two years earlier, belonging to all Mediaset Group areas.

Though different in terms of their features, types of population involved and human resources belonging to different function areas, these across-the-board projects have followed the same direction and managed to activate internal communication processes which are necessary for the company growth, by joining strictly training needs in terms of skill development, with macro structural needs, such as the integration between functions, the sharing of knowledge and experience, in terms of cross–fertilization and the creation of common cultural and operating methods. The setting up of work teams, under way at the moment, is part of this framework: consisting of people chosen by the middle management and directed by some sponsor executives, they carried out a follow up activity, working on issues such as: planning technical projects and television productions, with the objective to draft operating models and tools that can be shared by various business areas.

Vocational training

In this area the Group also in 2002 carried out very committed and diverse programmes, in line with changes in the multimedia market, new digital technologies and the evolution of information systems with a view to their integration with the operating structures. "Job training", was carried out with significant projects which involved different areas in special refresher courses. "Language training" is an increasing need to provide a quality response to the needs to be faced and have relationships on technological and business issues internationally; the most popular languages continue to be English, French and Spanish. Besides, in 2002, the Group invested in "training to support new technologies and computer systems", in particular, commitment was significant on 2 special projects:

- **F.I.R.S.T. Project**: for the F.I.R.S.T. (Friendly Information Retrieval System) system which manages requests and handling of supports stored in the 'videotheque' and makes it possible to find documents on the content on programmes and other specific information, course sessions have been planned, with company speakers, with the participation in class of 391 end users from all relevant company areas;
- **Sap Medea Project**: started in March 2002 to enhance the integration of operational modes common to all the Group companies, by means of the implementation of the new SAP version for administrative, financial and logistic processes. The project has 520 participants and 54 sessions. Courses are held by 60 company speakers specialised on the SAP system and trained, on the occasion of this event, on class management techniques.

Environment, safety and health protection

The social pact between the Group and its employees is strengthened by the policies for health and safety protections that Mediaset defines within the framework of existing laws and regulations in all the countries of activity. An organisational model, positions and internal procedures have been defined for the protection of employees' and collaborators' health and in 2002 the Group started training and refresher plans, by making available on line the educational tools and manuals. The relevant section of the site was designed and activated in 2002.

With respect to healthcare and social security, the Group provides its employees with services such as: ***Unisalute***, plan of supplementary healthcare for employees of Group companies that apply the contract of the private television and radio industry, which can be extended to the whole family and guarantees services in the event of disease or accident by means of a network of public and private health facilities. The plan was started in 2002. In addition, the Group offers

a pension plan through ***Mediafond***, a supplementary voluntary pension fund for employees of Group companies that apply the contract of the private television and radio industry, started in 2001; at December 2002, 64% of staff had joined the fund.

Equal opportunities

The Mediaset group features a strong presence of women who represent 43% of the whole staff and in some companies peaks at over 70%.

This data increased by around 7 percentage point over the previous two years.

In particular, the percentage of women in executive roles is significant compares to the national situation, with 21% of executives and 42% of middle managers and journalists.

	Women	**Men**
Managers	21%	79%
Journalists	42%	58%
Middle managers	42%	58%
Office workers	46%	54%
Total	**43%**	**57%**

These data confirm the attention devoted by the Group to women and prove the lack of differentiation connected to gender in terms of internal development opportunities. The Mediaset group, in compliance and as supplement to current national laws, also envisages some flexibility in working hours to facilitate parents in the management of their family life and in the amount of time to devote to their children, and also cares about "facilitations" in connections to the workplace.

Workforce and Geographical Distribution

At the end of 2002 the total number of Group employees remained basically unchanged with respect to the previous year (3 units).

The following table contains details of the distribution of workforce in terms of contract qualifications, and includes both permanent staff, temporary staff and entertainment staff.

Workforce	**31/12/2002**	**31/12/2001**
Managers	301	295
Journalists	296	294
Middle managers	650	616
Office workers	3,146	3,130
Industry workers	-	61
Total	**4,393**	**4,396**

With reference to permanent staff in the television division, leavers in 2002 recorded limited levels, equal to 2.4%, almost entirely offset by newcomers, equal to 2.2%.

The following table shows average age and seniority. The high seniority of Group employees proves the loyal attitude and the acknowledgement of the identification with business logics and values and policies expressed by the various Group companies.

	Age	Seniority
Managers	45	14,0
Journalists	42	9,0
Middle managers	42	13,0
Office workers	39	12,0
Total	**40**	**12,0**

The geographical distribution of the workforce in Italy at December 31st, 2002 is as follows:

- Milan: 69%
- Rome: 18%
- Other locations: 13%

The bulk of those employed in the sale of advertising are located in the Milan Headquarters at Milano 2 Segrate while the remainder are based in Rome and in the various regional offices of Publitalia '80 S.p.A.

The majority of television production staff work in the Milan area, in Cologno Monzese and Milano 2 Segrate, or in Rome, where the dubbing unit for international programmes is located, as well as the unit for the production and co-production of TV drama.

Signal broadcasting staff work in Segrate (Milan) only, while those in charge of television signal management and those belonging to the regional television troupes work in Lissone (Milan), in Rome and in other regional locations.

Projects on the external market

In 2002, the Mediaset Group contributed to the start of some projects, for the external human resource market, with respect to which it is increasingly playing the role of promoter and supporter. In this prospect, partnerships have been stipulated with various subjects in the world of culture and enterprise: universities, cultural institutions, companies in the field of communication and technology. In this way, the company testifies its will to be an active and proactive player in the definition of typical professional profiles of its business area, and innovative with respect to the communication industry in general. Mediaset's strategic leadership role is expressed by the training activity carried out and consolidated by internal trainers, whose growth is a critical element and a channel for the implementation of Group training policies, inside and outside. With the awareness of having through its human resources an absolutely unique know how, a wealth of knowledge and experience which has contributed to the development of communication culture in Italy, the company is strongly determined to play a key role in the creation of a reservoir of human resources from which it can draw in the future. This explains projects such as the Multimedia Campus, the Course of High Training in Direction and the Television School and the Publitalia Master Programme.

The ***Multimedia Campus***, started in December 2002, is a project promoted by Mediaset with SPISA – Specialist School in Studies on Public Administration of the Bologna University, with the support of the European Social fund, the Ministry for Labour and Social Policies, the Lombardy

Regional Authority and managed by IRESCOGI – Culture and Research Association. Partners in this project are **Albacom, Arnoldo Mondatori Editore, Enterprise Ericsson, Vodafone/Omnitel**. The course takes place in the classes of Mediaset Group and involves a selection of 16 graduates in literary, legal, economic, scientific and communication faculties. The training path includes the analysis in class of issues regarding strategy, marketing, control, organisation, technology, law, communication and information sources, integrated by company testimonies from all the project partner companies and a company stage and the development of actual projects connected to issues dealt with in class, that students will carry out at Mediaset and partner companies. The project is supported by public debates on social and communication issues, the first of which, at the start of the Campus, was held in Assolombarda on "Company Ethical Training".

The ***Course of High Training in Direction***, was started in December 2002. This is a two year course funded by the Lombardy Regional Authority, the Ministry for Labour and Social Security and the European Social Fund, organised in collaboration with **Accademia di Arti e Mestieri del Teatro alla Scala, Fondazione Teatro alla Scala, RAI, Piccolo Teatro di Milano – Teatro d'Europa and Fondazione Scuole Civiche di Milano – Scuola d'Arte Drammatica Paolo Grassi**. The objective of the project is to develop a versatile director by integrating skills in musical, theatre and television direction: this is absolutely new in the Italian training scenario, both for its inspiring principle, according to which training is "training to the work process", which joins activities, actors and the necessary skills for making the show; and for its objectives, putting in contact professionals working in different areas which are traditionally conceived as separated: the opera director, the theatre director and the television director. In terms of training objectives, these are to develop creativity and the ability of interdisciplinary critical analysis, to translate an art project into a feasibility plan with a managerial approach; to increase knowledge of the technical potential of the tools used for direction. The teaching project envisages around 1,000 hours training per year; the 16 selected students will work in class sessions, exercises and will spend periods at the companies and institutions promoting the project.

Presented in October 2002, the ***Television School*** will start in March 2003: a training path for creative and artistic people: drama scriptwriters, entertainment directors and authors, television journalists, but also artistic resources for entertainment, aiming at creating new players in the audiovisual industry. Participants will come in touch with the real working modes of television already in the first six months of lessons, by means of a path divided into theory and practice, led by teachers including academics, operators and experts. The Television School is the training project of the *R.T.I. Laboratory of Communication and Contents*, a company research and development facility, which is a significant tool by means of which the Mediaset Group intends to react positively to the frantic evolution of technological innovation, processes of convergence to digital are increasingly modifying forms and modes of communication. In this context, the Mediaset group, by means of RTI Laboratory of Communication and Contents, has the objective of experimenting new forms of communication, by hybridising and contaminating already coded media languages. Not a Laboratory of ideas, but a place to define new modes for implementation; at the same time, the Television School not as a place for developing creativity in itself, but to learn about the genesis and development of the idea.

Publitalia '80 Master Programme: the Master Programme in Communication and Marketing by Publitalia '80 is a post-degree course which last 13 months, full time and with a limited

number of places; it provides basic managerial training together with a focus on Company Communication and Marketing.

Set up in 1988, it has received over the year growing appreciation by students (more than 500 applications for 35 places), and by companies (there are many qualified sponsors and job offers). The course is certified by Asfor, Association of Managerial Training Schools and Institutes. The project is supported by the deans of Milan universities, the major of Milan and the main Local Associations.

In 2002, the Master programme in Communication and Marketing was sponsored by 79 companies (the total of 80 sponsors was EUR 1,442,811.42) and all the 35 participants to the 14th programme (which was finished in September), found a job in multinational companies, advertising agencies and media centres. In September 2002, the 15th course was opened, with 34 students selected out of 600 applicants.

Responsibilities towards external subjects

Mediaset Networks and the children

Programmes on Mediaset Networks are oriented towards the respect of viewers as people and citizens, their ideas and needs, with particular care to children protection.

And also: actions for the enhancement of spaces devoted to children television, both by funding festivals, awards and conferences devoted to children cinema and literature (*Ciak Junior*, *Merano tv Festival*, *Festival of children cinema* in Giffoni, *Andersen Prize*), and by creating spaces for information, culture and analysis to combine with cartoons.

Mediaset has dealt with the issue of children in front of television since 1993, when together with FRT and a significant group of both secular and catholic associations, of parents, teachers, consumers, users, promoted and drafted the first ***Code of conventional self-regulation***, a set of rules followed by all commercial televisions to protect young viewers (the main ones: creation of a protected time between 16:00 and 19:00; elimination from children programmes of commercials, advertising and film promos inappropriate for children; promotion of children's programmes; commitment to in-house productions inspired to the positive values of our culture and society). The TV and Children Committee, set up for the implementation of the Code, carried out many projects for the education and training towards a more conscious use of television; here are some of them:

- the publication of the book *A TV to grow. A guide to the use of TV for parents and teachers*, distributed to the managers of over 10,000 schools;
- the university survey *TV the way I want you*. A survey on answers given by children, in collaboration with the Merano Tv Festival, following the exhibition with the same name showing materials (drawings and letters) made by children – through the promotion of Mediaset networks on the issue *TV the way I want you*;
- programme monitoring, with the analysis of a week of television programmes broadcast during the protected time by the seven nationwide networks (RAI, Mediaset, Tmc). The work was then published by Guerini e Associati in March 2002, in a book titled *Children judge TV*;
- a survey in collaboration with the Catholic University of Milan "TV and children protection. Comparing regulations in six European countries", aimed at reconstructing the European

regulatory framework regarding children protection and safeguard in front of TV, including both protection laws and self-regulation rules.

In 1994, one year after drafting and signing the Code, Mediaset established ***Signs***, a guide to the use of programmes introduced in drama products. Started in 1994 on Canale 5 and extended in 1997 to Italia 1 and Retequattro, the project was appreciated by the audience, which use it a guiding tool when choosing programmes.

In 1997 the campaign "***Do you know how to watch TV ?***" was made and broadcast on the three Mediaset networks: 6 cartoon commercials produced by Bruno Bozzetto whose objective was – by means of easy language and comics animation – to instruct children viewers towards an appropriate consumption of television.

With the same spirit, that is, with the intention to further increase the awareness of adults and children in a responsible and conscious use of television, in November and December 2002 Canale 5 promoted a new 'animated' campaign – similar to the previous one – titles ***TV is a friend, use it wisely***.

The acceptance of the ***Code of behaviour in the relationship between TV and children***, promoted by the Presidency of the Council in **1997**, was an addition to an already strong awareness about the issue of the relationship between television and children and further pushed Mediaset's project to improve its programmes from this viewpoint.

In **November 2002** the Ministry for Communication promoted a new ***Code of Self-regulation for the protection of children on TV***. In compliance with the document's directives – which heighten the protection of children in day programmes and a thorough and timely information by broadcasters on the contents showed –Mediaset confirms its undertaking to:

- devote special care to the protected time (16:00-19:00), with specific programmes for children on at least one of its three networks and with the exclusion from children programmes of commercials, advertising and film promos which are considered to be inappropriate;
- strengthen control on Prime Time programmes, co-ordinating Prime Time schedules in order to ensure – at least on one of the three networks – the screening of programmes suitable for a joint family vision;
- consolidate – along the usual signs – information tools aimed at giving preventive information on programme contents (e.g. by means of special news editions or 'boards' at programme start), and to immediately point out – during the screening – the reference product for a product (by means of messages after every advertising break).

Constant attention for the respect and protection of children also emerges from the caution and prevention with which – within strict laws and self-regulation rules – ***the advertising concessionary Publitalia '80*** acts, since it controls and analyses the commercial showed – and refuses many of them – and makes clear distinctions in terms of scheduling, by defining the advertising messages suitable for the protected time and by putting commercials defined 'with limited diffusion' – which are unsuitable to children in terms of contents, language, difficult comprehension – to other times.

To support the company Institutional Relations and publishing choices, in 1997 monitoring operations on Mediaset programmes were started from the viewpoint of children protection, by means of a ***Permanent observatory on TV and children***. The Observatory defines trends

of Mediaset programmes with respect to children, follows the theoretical and cultural debate on the issue 'TV and the children' and works closely with the Production division, to examine and support the design of contents for children and teenagers.

The sensitivity of the Company for children is daily expressed in the ***Construction of schedules***, which guarantees the purchase and showing – in appropriate times – of quality films, drama and cartoons; but also, with a more proactive view, promotes **in-house productions** inspired at positive social and civil values that can be shared or – as is the case of *Ziggie*, the new 'scientific' programme for children by Italia 1 – expressly devoted to the mental and emotional needs of the young (such as the ability to make real and personal experiences, to increase curiosity and knowledge, to increase independence and critical ability).

Besides, Mediaset – alongside the constant effort for programmes "made-to-measure for children" – promotes every year some special events:

- since 1990, it has set up the **Ciak Junior** project, a project for cinema made by children and promoted in Italian schools, which finally shows the best videos produced;
- since 1995, it has devoted specific spaces to the **Giffoni Film Festival** – an event for the most prestigious films for children – with cinema reviews on the feature films that have made the history of this festival, film series on teenager issues and programmes of analysis which focus on the relationship between young people and cinema;
- since 1999, it has actively supported **Kinder.Com – Merano Tv Festival**, a yearly event which is particularly focused on the children-media relationship.

Advertising self-regulation

In this area, existing rules are accompanies by the self-regulation that Mediaset promoted and interpreted and also thanks to these projects the image of the Group networks consolidated by affirming its presence on the television market while respecting its audience.

The main agreements are:

- ***Code for Advertising Self-discipline***

  Since 1982, the Mediaset Group directly undertook to respect the Code for Advertising Self-Discipline and is, together with UPA, FIEG and RAI, one of the four "columns" of the whole self-discipline system.

  Self-discipline is an internal solution to the advertising market, freely accepted and followed by those in the trade, based on the compliance of essential principles, whose objective is to regulate a business sector that has become increasingly complex over the years, such as advertising.

  The Code, whose objective is to "ensure that advertisement, while carrying out its particularly useful role in the economic process, is made as service to the audience, with specific regard to its influence on consumers", is a response to two needs: ensure that advertising is always honest, true and correct and harmonise deeply different needs such as consumer protection, the respect of competition fairness between companies and the image and credibility of advertising, in line with the protection of the whole advertising market.

- ***Upa-Assocomunicazione Agreement***

  Publitalia undertook this commitment with respect to advertising users (UPA), advertising agencies and media centres (Assocomunicazione). According to this agreement, Publitalia '80 guarantees the quality satisfaction of advertising users, accepting voluntary obligations in order to meet the needs of users for the best quality of commercial communication. This agreement includes various provisions which, basically, oblige Publitalia '80 to put a ceiling to the setting up of advertising breaks both in terms of number of commercials and in terms of maximum duration of the break.

  Publitalia '80 was the first company in Italy to guarantee the quality needs of demand: the first agreement (then between Publitalia '80, Assap and Assomedia) dates back to February 1986 – when no regulatory action about television advertising had been recorded – and was subsequently renewed until its last version of September 8th, 2002. The voluntary commitment of other companies, Rai and TMC / La7, came after.

- ***Anica – F.R.T. Agreement***

  This self-regulation code was stipulated in February 1989 by F.R.T. and Anica, according to which televisions belonging to the Radio Television Federation (such as Mediaset networks) voluntarily undertook to follow a "special regime" of advertising breaks during films.

  Based on these rules, feature films with an average length of 100 minutes could be interrupted - in addition to the break positioned in the schedule space made available to the broadcaster by the natural interruption between first and second part – with two breaks each part, with a maximum duration of three minutes each. This commitment strongly limited the freedom, which had been absolute so far, of commercial broadcasters in terms of inclusion of advertising breaks during films.

- ***Fininvest – F.R.T. Agreement***

  In 1985, within the Radio Televisions Federation, Fininvest stipulated with the local TV association a series of agreement on the breakdown of the advertising market and basically undertook not to accept local advertising, understood as advertising with a diffusion area of less than 25% of Italy. This discipline was also included in subsequent Mammì law.

Mediaset commitment for culture and the society

Mediaset, serving the public for twenty years, has always shown **great attention to social issues**, not only by means of specific television productions but also by means of projects such as signalling if programmes are suitable for the sensibilities of young viewers, the adoption of self-regulation procedures and the offer, free of charge, of numerous slots to the institutional communication of humanitarian organisations, by making available skilled people and technical devices for the making of social campaigns.

This commitment was renewed also in 2002.

The three television networks gave strong and real support to the populations hit by the earthquake in Molise.

Canale 5 broadcast in prime time *Maurizio Costanzo Show & Buona Domenica Solidarity Special Issue*. In the special programme anchored by Maurizio Costanzo, many celebrities of the show biz unusually acted as auctioneers of some objects owned by them. The revenues of this solidarity event, over EUR 500 thousand, was given to the population hit by the earthquake.

A special issue of *Chi vuol essere milionario*, a popular quiz show anchored by Gerry Scotti, involved ten show biz celebrities who played for charity. Their wins were supplemented by a cheque by Mediaset which gave the whole amount of prizes (one million euro) to the solidarity fund *Help now* opened by Tg5 and Corriere della Sera for the populations hit by the earthquake. In the great and deserving campaign for aids carried out by newspapers, magazines and televisions, Canale 5 evening was characterised by something new: for one time television was not used to collect the viewers' offers, but directly committed itself by allocating the whole amount of prizes and giving it to a noble cause.

Italia 1 contributed to give support to the earthquake victims in Molise by broadcasting in Prime Time on December 25th, 2002 from the Savoia theatre in Campobasso *Zelig di Natale*.

Other examples of the company support to solidarity projects:

- *Striscia la notizia*, the most popular programme of Italian television, has always been in the forefront in mentioning humanitarian and social projects and campaigns. The last significant adhesion to FAI – the Italian Environment Trust for the recovery of Italian artistic heritage;
- the *Derby del Cuore*, broadcast by Italia 1, live from the Meazza stadium in Milan, where singers, actors, show biz celebrities play a football match whose revenues are given for charity;
- the *Festivalbar* music show, always on Italia 1, supported the Emergency charity;
- Retequattro launched a campaign to support the **World Food Programme** (the biggest humanitarian agency in the world, set up by the United Nations in 1963) **to the benefit of Ethiopia**.

The network news, TG4, during the year, started a **subscription for children emergency to the benefit of Unicef** and promoted a fund campaign for an **orphanage in Kabul**.

Mediaset has also been long active in terms of cultural promotion, by sponsoring events and by organising them directly. Among them: *Antique Book Exhibition*, *Book Show*, *Cinema Show*, *Television Forum*, promoted by UN, *Cenacolo Prize*.

For over twenty years, Mediaset has supported the **Philarmonic Orchestra of the Scala Theatre of Milan**, through the production of concerts broadcast on television networks.

For a commercial television such as Mediaset, a commitment for the dissemination of the activities of the Philarmonic is the attempt to bring an increasingly large audience close to great music. And it shows the results that can be achieved with the support of private companies to cultural activities.

Since 1995, Mediaset started the project of cinema restorations ***Cinema Forever* – Devoted to Carlo Bernasconi** for the recovery and protection of the most significant films of Italian cinema and a world collective memory of incalculable value.

Mediaset has made of ***Cinema Forever*** a significant cultural project which, apart from the merit of re-establishing the original situation of the film, also brings back to the attention of the general public a national and world cultural heritage that would otherwise be lost. Restored films have been made available for projections at national and international events, in various events and cinemas and collaborations have been stated with the Museum of Modern Art, the Lincoln Center and New York Guggenheim.

Thanks to ***Cinema Forever***, films that marked an age in terms of culture, contents, quality and costumes have been brought back to their original splendour. Among the twenty restored movies there are masterpieces by Federico Fellini such as *La Dolce vita*, *8 e mezzo*, *I vitelloni*, *Lo sceicco Bianco* and *Giulietta degli Spiriti*, *Francesco Giullare di Dio* by Roberto Rossellini, *Mamma Roma* by Pier Paolo Pasolini, *Deserto Rosso* and *L'Avventura* by Michelangelo Antonioni and *Un maledetto imbroglio* by Pietro Germi.

Corporate Governance

Since its listing at the stock exchange (1996), Mediaset S.p.A. has defined behaviours and statutory rules of "corporate governance", such as:

- appointment of directors and auditors by means of list vote;
- exclusive competence of the Board of Directors on relevant operations and those with a potential conflict of interest;
- the setting up of the Board of Directors with an appropriate number of non executive directors;
- the presence in the Board of Directors of an appropriate number of independent directors;
- the management of relations with institutional investors and shareholders;
- the appointment of a director with control tasks;
- the introduction of variable pay systems for directors and senior executives.

In October 1999, the Committee for the Corporate Governance of companies listed at the Stock Exchange of Borsa Italiana S.p.A. presented to the general public the Code of Conduct of listed companies. Immediately (March 2000) Mediaset declared that it wanted to adopt the provisions of the Code, and considered it to be a step forward towards the alignment to the international model of behaviours of Italian joint-stock companies, aiming at fostering the development of the Italian stock exchange market and relations with shareholders and investors.

In July 2002, the Committee for Corporate Governance reviews the Code of Conduct of listed companies and introduced some changes which take into account Italian and international best practices; the main changes deal with independent directors, the treatment of confidential information, directors' emoluments, internal control and operations with correlated parties.

Considering the organisational structure and the allocation of powers in Mediaset, its Board of Directors at its meeting of March 25th, 2003 modified the company's Code of Conduct adopted in the meeting of March 2001, in line with the above mentioned Code of Conduct of listed companies.

The Code of Conduct of Mediaset S.p.A. is available on the Internet site of the company (*www.gruppomediaset.it*).

Mediaset, in compliance with the recommendation of Borsa Italiana S.p.A., prepares the "**Annual report of the Board of Directors on Corporate Governance**", by means of which the company provides annual information about the modes of implementing the chosen model, specifically the members and responsibilities of the Board of Directors and Executive committee, the list of directors and their tasks and responsibilities, the activity of the internal control Committee and the Stock Option Plan Committee, as well as the treatment of confidential information.

The "Annual report of the Board of Directors on Corporate Governance" is available on the Internet site of the company (*www.gruppomediaset.it)*.

Code of Conduct on internal dealing

In November 2002, Mediaset S.p.A. adopted the "Code of conduct on internal dealing" (trading operations by key people), a new discipline introduced by Borsa Italiana S.p.A. in its Regulation of the markets organised and managed by the Stock Exchange and in the relevant Instructions and aimed at conferring transparency to purchase and selling operations made by directors and other "key people" on the shares of the listed company; this discipline came into force on January 1st, 2003.

The Code was prepared based on general information on the issue and in compliance with the essential contents required by the provisions of the Regulation and Instructions above of Borsa Italiana S.p.A., taking into account, also, the organisational structure of the Mediaset Group and current company practices, with particular reference to the management, treatment and external communication of confidential information.

The Code contains the general criteria for defining the "key people" of Mediaset S.p.A. and of the "main subsidiaries" of the Group.

Key people are obliged to send to the Company Affairs Service of Mediaset information on operations, made for whatever reason, on:

- listed financial instruments issued by Mediaset S.p.A. (with the exclusion of non convertible bonds);
- financial instruments, also non listed, which give the right to subscribe, purchase and sell listed financial instruments issued by Mediaset S.p.A.;
- derivative financial instruments as well as *covered warrants* having as their underlying asset listed financial devices issued by Mediaset S.p.A., even when the exercise takes place by paying the difference in cash;

according to the modes and in compliance with the obligations included in the Code.

The full text of the Code of Conduct on internal dealing is available on the Internet site of the company (*www.gruppomediaset.it*).

OTHER INFORMATION

2000/2002 stock option plan

The General Meeting held on April 20th, 2000, after pointing out the validity of the choice of providing the company with a tool to benefit and encourage employee loyalty such as the previous 1997/1999 Employee Share Plan, which was concluded in 2000, deemed to promote the implementation of a 2000/2002 Stock Option plan aiming at encouraging loyalty and making co-responsible the participants to the Plan in the Group's management and enhancement.

The meeting above approved the setting up of a 2000/2002 Stock Option Plan on company own shares, for employees working in the company, its subsidiaries and parent company, selected by the Stock Option Plan Committee from among executives, journalists and directors of business units (or other company qualifications) that have been carrying out relevant functions for the achievement of Group strategic results, for three years, or if the Board of

Directors deems it appropriate, the implementation of similar projects on shares of subsidiary companies or companies in which the company has a direct or in direct stake.

The above 2000/2002 Stock Option plan resulted in the following allocations:

Year 1/1 - 31/12	Number of participants to plan	Option rights assigned for the purchase of company shares	Exercise price	Exercise period, only allowed in one purchase	Check of compliance with the criteria established by the Committee
2000	140	585,000	17.16	1.1.2003/30.6.2004	Rights to exercise
2001	182	1,131,500	10.39	1.1.2004/30.6.2005	Criteria not met
2001	187	3,229,000	7.26	1.1.2004/30.6.2005	Rights to exercise
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	Subject to verification of compliance with criteria

Therefore, so far option rights for the purchase of 3,814,000 company shares have been assigned, equal to 0.32% of current share capital whose obligations have been met and of 2,626,000 shares, equal to 0.22% of current share capital, whose exercise is conditioned by the verification that the obligations established by the Shareholding Plan Committee have been met.

Relationships with subsidiaries, affiliates, the parent company, associated and related companies

In 2002, the Mediaset group had the following investment and economic relationships with the parent company Fininvest S.p.A. and its subsidiary and affiliated companies:

(amounts in EUR millions)

	Financial receivables	Trade and other receivables	Trade and other payables	Value of production	Cost of production	Financial income and (charges)	Extraordinary income and (charges)
Fininvest S.p.A.	-	12.8	8.1	4.7	6.5	-	(6.3)
Alba Servizi Aerotrasporti S.p.A.	-	-	0.2	-	0.8	-	-
Almasa Prima S.pa.	-	0.3	-	0.3	-	-	-
Arnoldo Mondadori Editore S.p.A.	-	4.4	1.3	22.6	2.3	-	-
Babila S.p.A.	-	0.2	-	-	-	-	-
Banca Mediolanum S.p.A.	-	0.1	-	2.9	-	-	-
Edilnord Gestioni S.p.A.	-	-	-	-	0.5	-	-
Il Teatro Manzoni S.p.A.	-	-	-	-	0.4	-	-
Mediolanum Vita S.p.A.	-	-	5.4	-	0.4	-	-
Medusa Film S.p.A.	-	2.3	91.9	1.4	0.5	-	(0.3)
Medusa Cinema S.p.A.	-	-	-	-	-	-	-
Medusa Video S.r.l.	-	0.8	-	0.7	-	-	-
Milan A.C. S.p.A.	-	0.1	2.4	0.1	7.6	-	-
Pagine Italia S.p.A.	-	0.1	-	0.7	0.5	-	-
S.E.E. S.p.A.	-	-	-	-	0.1	-	-
Servizi Milan S.r.l.	-	-	-	-	0.3	-	-
Other	-	0.8	0.2	0.2	0.1	-	(0.1)
Total	-	21.9	109.5	33.6	20.0	-	(6.7)

In accordance with CONSOB communications no. 97001574 of February 20th, 1997 and 98015375 of February 27th, 1998, we inform you that the commercial relationships with the Fininvest Group as set out in the table above were subject to normal market conditions.

We point out that, with the exception of revenues from Fininvest S.p.A. (regarding new charges carried out with respect to liabilities covered by the guarantee released on June 6th, 1996), revenues from other companies belonging to the Fininvest Group and Mediolanum Group, mainly regarded the sale of television advertising spaces.

We also point out that, in 2002, the Mediaset Group purchased television rights from companies belonging to the Fininvest Group of related to it, for an overall amount of EUR 72.8 million, EUR 63.4 million of which regarding Medusa Film S.p.A. and EUR 9.4 million of which regarding Milan A.C. S.p.A. We also point out that agreements recorded as advances to Medusa were stipulated for EUR 14.7 million and new advances were paid for EUR 11.4 million.

Besides, in accordance with CONSOB communication no. 2064231 of September 30th, 2002 we inform you that, in 2002, the Mediaset group incurred costs of EUR 0.5 million, with respect to consulting relationships with the Sin&rgetica Group.

SIGNIFICANT EVENTS AFTER DECEMBER 31ST, 2002

- On **January 1st, 2003** the new wording of article 19.1 of the Act on private television (10/1988 of May 3rd) came into force in Spain, which had been approved at the end of 2002 within the accompanying law to the 2003 Budget, and which removes the previous 49% ceiling regarding the maximum shareholding permitted to a single shareholder in companies that have the authorisation to provide television services. On February 24th, 2003 the Spanish Ministry for Science and Technology, which received notification of the terms of the agreement stipulated on December 18th, 2002 between Mediaset and the Correo Group regarding the purchase by Mediaset of a 12% stake in Gestevision Telecinco S.A., gave its authorisation to the execution of this operation. On February 28th, 2003 Mediaset notified the terms of the agreement to the European Antitrust Commission. So far, while expecting the approval of this institution, the other suspension terms envisaged in the above mentioned agreement apply, as to the execution of the purchase and sale by Mediaset and Correo, respectively, of the 12% stakes is Gestevision Telecinco S.A. and Publiespana S.A.
- On **February 24th, 2003** Mediaset S.p.A. and the other shareholders of Albacom S.p.A., British Telecommunications Plc, Banca Nazionale del Lavoro S.p.A. (shareholders through Albacom Holdings Limited) and ENI S.p.A. stipulated an agreement according to which the shareholders grant an interest-bearing loan to fully cover the financial needs envisaged by Albacom industrial plan for the 2003 and 2004 fiscal years and the possible extension to 7 years of the short-term loan of EUR 250 million currently in place, which has been granted by Banca Nazionale del Lavoro S.p.A. to Albacom S.p.A. as well as the commitment by shareholders to guarantee, according to their stake, not jointly and severally between themselves, the reimbursement plan. In execution of the undertakings included in this agreement, Mediaset S.p.A. has so far made payments totalling EUR 20.3 million, of which EUR 12.5 million had already been made at December 31st, 2002 and EUR 7.2 million at February 2003.
- On **February 25th, 2003** Gestevision Telecinco S.A. started a survey among its shareholders with the objective of a company restructuring process, with a view to a possible listing of the Group at the stock exchange.
- On **March 11th, 2003** R.T.I. S.p.A. stipulated some agreements with local broadcasters for the acquisition of the availability of frequencies regarding the regions Lazio, Apulia and Sicily, which will be used within the experimentation of digital programmes envisaged by Act 66 of March 20th, 2001.

FORESEEABLE DEVELOPMENTS

- With an international economic situation where, mainly because of the current geopolitical situation, signs of acute uncertainty are still prevailing over recovery indicators which had emerged in the last part of 2002, the Italian advertising market should maintain in 2003, without considering the unforeseeable effects of developments in the current international crisis, the same levels achieved in 2002. Considering this scenario, Publitalia '80 further strengthened its market presence in order to consolidate the share of the television advertising market achieved in 2002. In the first two months of 2003, Publitalia '80 advertising sales regarding Mediaset networks basically remained the same as those recorded in the same period of the previous year. Also expectations regarding the development of the Spanish advertising market are affected in 2003 by the uncertain international picture; in this situation, Telecinco's objective this year is to maintain the market share it achieved in 2002 thanks to advertising sales that, especially in the first quarter, should increase with respect to the same period of the previous year, marked by a sharp market decrease. Publiespana's gross television advertising sales in the first two months of the year increased by 25.3% with respect to the same period of 2002.

- In the first two months of 2003, Mediaset networks recorded in the full day an average share of 43.5%, in line with that of the same period of the previous year, and in Prime Time an overall share of 46.3%, with a marked growth of 2 share points. In particular, the initial stage of the 2002-2003 television season, which started in September 2002, is confirming at national level the primacy of Canale 5 and the third position of Italia 1 in prime time.
  In the same period, Telecinco obtained an average share of 21.1% in the full day and 22.6% in Prime Time, which represent the best performance among private commercial televisions. The results achieved on the reference commercial target (13-54) was even more positive, since it reached 27.1% in Prime Time, which confirmed the absolute primacy of Telecinco, also with respect to the public broadcaster.

- With respect to foreseeable development of advertising sales on Mediaset networks, the Group will continue also in 2003, with respect to national television operations, the careful policy of strong containment of television costs, successfully carried out last year, aiming at maintaining the operating profitability levels achieved in 2002, with the objective to exploit at best, in terms of operative leverage, any higher and/or anticipated recovery of the advertising market with respect to the currently forecast development. Further initiatives regarding volumes and efficiencies of production operations will contribute to achieving this result, as well as a lower increase in amortisation of television rights, relating to the reduction of the investment profile already implemented in 2002. In 2003, the Group will continue to make investments finalised at the acquisition and completion of technological infrastructures as well as the use of resources dedicated to experimentation operation in order to prepare for the changeover to the terrestrial digital broadcasting system envisaged by Law 66 of March 20th, 2001.

- It is worth mentioning that in 2003, because of the acquisition of 12% stakes in Gestevision Telecinco S.A. and Publiespana S.A. from the Correo Group (this operation should take place by the end of the first quarter subject to the expected approval by the European Antitrust Commission) the companies belonging to the so-called Telecinco Group, which until December 31st, 2002 have been consolidated by the equity method with respect to

the 40% stake held, will be consolidated on a line-by-line basis. Consolidated economic / financial results of the Mediaset Group in 2003 will therefore be affected by the contribution to the various balance sheet lines of this integration, and will be affected in terms of operating results by amortisation quotas of consolidation differences generated by the consolidation of these investments for both the part regarding the stakes that were already held and the part emerging for the new stake acquired.

for the Board of Directors
the Chairman

MEDIASET GROUP

2002 Annual Report

Balance Sheet and Income Statement

Consolidated balance sheet as of December 31st, 2002

(amounts in EUR millions)

ASSETS		31/12/2002	31/12/2001
A)	**RECEIVABLES FROM SHAREHOLDERS**	-	-
B)	**FIXED ASSETS**		
I	**Intangible fixed assets**		
1	start-up and expansion costs	1.9	2.7
2	research, development and advertising costs	1.4	2.3
3	industrial patents and intellectual property rights	13.5	15.1
4	concessions, licences, trademarks and similar rights		
	a) television rights	1,834.0	1,881.8
	b) trademarks	17.0	26.6
	c) concessions	-	0.1
5	goodwill	15.1	20.5
6	intangible assets under formation and advances	132.4	106.1
7	other	5.6	6.3
8	differences arising from consolidation	12.1	16.2
Total		**2,033.0**	**2,077.7**
II	**Tangible fixed assets**		
1	land and buildings	67.0	67.2
2	plant and machinery	125.7	120.7
3	industrial and commercial equipment	17.1	17.6
4	other tangible fixed assets	22.8	19.8
5	fixed assets under construction and payments on account	11.8	8.9
Total		**244.4**	**234.2**
III	**Financial fixed assets**		
1	investments in:		
	a) subsidiary companies	5.5	8.3
	b) affiliated companies	289.0	295.5
	c) other companies	170.5	377.7
	Total	465.0	681.5
2	receivables:		
	a) Fininvest Group and Mediolanum Group companies	-	-
	b) other companies	5.3	6.1
	Total	5.3	6.1
3	other securities	-	-
Total		**470.3**	**687.6**
TOTAL FIXED ASSETS (B)		**2,747.7**	**2,999.5**

Consolidated balance sheet as of December 31st, 2002

(amounts in EUR millions)

ASSETS		31/12/2002	31/12/2001
C)	**CURRENT ASSETS**		
I	**Inventory**		
1	raw materials, consumables and supplies	0.5	1.5
2	work in progress and semi-finished products	2.4	3.6
3	contracts in progress	18.7	7.8
4	finished goods and products	11.9	10.2
Total		**33.5**	**23.1**
II	**Receivables**		
1	trade receivables	612.5	618.8
2	due from subsidiary companies	6.1	4.1
3	due from affiliated companies	1.4	2.6
4	due from parent company	12.8	6.7
5	due from Fininvest Group and Mediolanum Group companies	9.1	11.7
6	other receivables	327.2	271.0
Total		**969.1**	**914.9**
III	**Financial assets** (which are not fixed assets)		
5	own shares	27.4	12.1
6	other securities	167.5	203.4
Total		**194.9**	**215.5**
IV	**Liquid funds**		
1	bank and postal deposits	203.7	101.0
3	cash in hand and cash equivalents	0.1	-
Total		**203.8**	**101.0**
TOTAL CURRENT ASSETS (C)		**1,401.3**	**1,254.5**
D)	**PREPAYMENTS AND ACCRUED INCOME**		
1	accrued income	1.7	7.2
2	prepayments	8.8	10.0
TOTAL PREPAYMENTS AND ACCRUED INCOME (D)		**10.5**	**17.2**
TOTAL ASSETS		**4,159.5**	**4,271.2**

Consolidated balance sheet as of December 31st, 2002

(amounts in EUR millions)

SHAREHOLDERS' EQUITY AND LIABILITIES		31/12/2002	31/12/2001
A)	SHAREHOLDERS' EQUITY		
I	Share capital	614.2	614.2
II	Share premium reserve	739.7	739.7
III	Revaluation reserve	-	-
IV	Legal reserve	74.3	61.2
V	Reserve for own shares	27.4	12.1
VI	Statutory reserves	-	-
VII	Other reserves	112.3	125.7
VIII	Retained earnings (losses)	537.3	551.7
IX	Profit (loss) for the year	362.0	248.4
Total Group shareholders' equity		2,467.2	2,353.0
Shareholders' equity attributable to minority interests		1.5	1.6
TOTAL CONSOLIDATED GROUP SHAREHOLDERS' EQUITY AND ATTRIBUTABLE TO MINORITY INTERESTS (A)		2,468.7	2,354.6
B)	PROVISIONS FOR RISKS AND CHARGES		
1	for pension benefits and similar obligations	0.5	1.0
2	tax reserves	-	-
3	other reserves	37.1	210.0
TOTAL PROVISIONS FOR RISKS AND CHARGES (B)		37.6	211.0
C)	EMPLOYEE SEVERANCE INDEMNITY	100.5	93.1
D)	PAYABLES		
3	due to banks	559.7	553.0
4	due to other financial institutions	4.6	11.2
5	advance payments received	21.4	8.7
6	trade accounts	618.2	831.8
8	due to subsidiary companies	1.5	1.7
9	due to affiliated companies	8.5	11.3
10	due to the parent company	8.1	1.1
10bis	due to Fininvest Group and Mediolanum Group companies	101.4	83.6
11	due to taxation authorities	138.2	26.6
12	due to social security institutions	12.6	11.2
13	other sums payable	48.5	56.7
TOTAL PAYABLES (D)		1,522.7	1,596.9
E)	ACCRUALS AND DEFERRED INCOME		
1	accruals	18.3	3.5
2	deferred income	11.7	12.1
TOTAL ACCRUALS AND DEFERRED INCOME (E)		30.0	15.6
TOTAL LIABILITIES		1,690.8	1,916.6
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		4,159.5	4,271.2

MEDIASET GROUP

Consolidated balance sheet as of December 31st, 2002

(amounts in EUR millions)

	31/12/2002	31/12/2001
OFF-BALANCE SHEET ITEMS		
personal securities given	25.1	22.1
collateral security	-	-
commitments	1,706.1	2,053.7
contingencies	2.2	1.8
potential liabilities counter-guaranteed by the parent company	10.3	10.8
TOTAL OFF-BALANCE SHEET ITEMS	**1,743.7**	**2,088.4**

Consolidated income statement as of December 31st, 2002

(amounts in EUR millions)

INCOME STATEMENT		2002	2001
A)	**VALUE OF PRODUCTION**		
1	revenues from sales and services	2,280.0	2,309.1
2	changes in inventories of work in progress, semi-finished and finished goods	0.2	(2.1)
3	changes in contracts in progress	10.9	7.5
4	own work capitalised	44.9	51.2
5	other revenues and income	36.1	42.0
TOTAL VALUE OF PRODUCTION (A)		**2,372.1**	**2,407.7**
B)	**COST OF PRODUCTION**		
6	raw materials, consumables and supplies	35.3	49.9
7	services	554.1	605.7
8	leasing and rental	84.0	90.7
9	personnel expenses:		
	a) wages and salaries	215.8	205.4
	b) social security contributions	61.6	58.8
	c) employee severance indemnity	16.2	20.4
	d) pension benefits and similar obligations	0.3	0.1
	e) other expenses	6.3	1.0
	Total personnel expenses	300.2	285.7
10	amortisation, depreciation and write-downs		
	a) amortisation of intangible fixed assets	734.8	683.6
	b) depreciation of tangible fixed assets	44.1	40.2
	c) write-downs of fixed assets	4.0	3.0
	d) write-downs of receivables included in current assets and liquid funds	12.2	6.5
	Total amortisation, depreciation and write-downs	795.1	733.3
11	changes in the inventories of raw materials, consumables and supplies	0.3	0.2
12	provisions for risks	-	-
13	other provisions	6.5	(1.4)
14	sundry operating costs	38.1	56.4
TOTAL COST OF PRODUCTION (B)		**1,813.6**	**1,820.5**
DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (		**558.5**	**587.2**
C)	**FINANCIAL INCOME AND (CHARGES)**		
15	income from investments		
	a) Fininvest Group and Mediolanum Group companies	-	-
	b) other companies	0.2	1.5
	Total income from investments	0.2	1.5
16	other financial income		
	a) from receivables included in fixed assets	0.1	0.2
	b) from securities included in fixed assets which are not investments	-	-
	c) from securities included in current assets which are not investments	10.2	13.6
	d) other income	87.9	61.7
	Total other financial income	98.2	75.5
Total financial income		**98.4**	**77.0**

Consolidated income statement as of December 31st, 2002

(amounts in EUR millions)

INCOME STATEMENT	2002	2001
17 interest and financial charges		
a) subsidiary companies	-	-
b) parent company	-	-
c) Fininvest Group and Mediolanum Group companies	-	-
d) other	(104.1)	(91.8)
Total interest and other financial charges	**(104.1)**	**(91.8)**
TOTAL FINANCIAL INCOME AND (CHARGES) (C)	**(5.7)**	**(14.8)**
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS		
18 revaluations		
a) investments	14.3	24.7
19 write-downs		
a) investments	(62.1)	(208.4)
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)	**(47.8)**	**(183.7)**
E) EXTRAORDINARY INCOME AND (CHARGES)		
20 income		
a) gains on disposals	0.1	30.6
b) other extraordinary income	2.8	1.0
Total extraordinary income	**2.9**	**31.6**
21 charges		
a) losses on disposals	(0.2)	(0.4)
b) other extraordinary charges	(10.6)	(1.8)
Total extraordinary charges	**(10.8)**	**(2.2)**
TOTAL EXTRAORDINARY INCOME AND (CHARGES) (E)	**(7.9)**	**29.4**
Profit before taxation	**497.1**	**418.1**
22 income taxes for the year		
a) current taxation	293.5	189.2
b) deferred taxation	(158.5)	(19.6)
Total income taxes for the year	**135.0**	**169.6**
26 GROUP PROFIT (LOSS) FOR THE YEAR	**362.1**	**248.5**
Profit (loss) attributable to minority interests	0.1	0.1
PROFIT (LOSS) FOR THE YEAR	**362.0**	**248.4**

MEDIASET GROUP

2002 Annual Report

Notes to the Consolidated Financial Statements

MEDIASET GROUP

Notes to the Consolidated Financial Statements as of December 31st, 2002

STRUCTURE AND CONTENT

The consolidated financial statements as of December 31st, 2002 and these explanatory notes have been prepared in accordance with CONSOB resolution no. 11971 of May 14th, 1999 (and subsequent amendments) and with the regulations governing the preparation of consolidated financial statements introduced by Law Decree no. 127 of April 9th, 1991 to implement EEC Directive VII.

The financial statements included in the consolidation are those approved by the General Meetings of each company. These financial statements have been adjusted as necessary to bring them in line with Group accounting policies, which are in line with current regulations and the accounting policies recommended by the National Councils of Professional Accountants and Bookkeepers.

The consolidated financial statements as of December 31st, 2002 include the financial statements of Mediaset S.p.A. and of those companies in which it holds a direct or indirect absolute majority in the share capital and voting rights.

Mediaset Ireland Ltd., Epsilon TV Production S.r.l. and Publieuros Ltd. (a company entirely owning Publieurope Ltd.) and, starting from December 31st, 2002, International Media Service Ltd have been valued at cost, and are not included in the consolidation area, even though these are directly or indirectly controlled by Mediaset S.p.A., since these companies are inactive or have a negligible effect.

MAIN CHANGES IN THE CONSOLIDATION AREA AND INVESTMENTS/DISINVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES MADE IN 2002

The following corporate operations took place during 2002:

Veleno S.p.A. in liquidation: on April 5th, 2002, Mediaset S.p.A. acquired from third parties a 2% stake of share capital, equal to 100,000 shares, and increased its shareholding from 24% to 26%. Subsequently, on October 17th, 2002 the company's Extraordinary General Meeting deliberated the early winding up of the company and, as a consequence, to put it in liquidation.

Consorzio Servizi di Vigilanza: on April 30, 2002 the General Meeting of the Consortium deliberated upon the transfer of the shareholding in the Consortium regarding companies belonging to the Mediaset group (Mediaset S.p.A., Publitalia '80 S.p.A., R.T.I. S.p.A. and Videotime S.p.A.) to a company belonging to the Consortium, Consorziata Immobiliare Idra S.p.A., with effect as of the date of the deliberation.

Società Consortile Fonografici per Azioni: on June 3rd, 2002 RTI Music S.r.l. sold its shareholding, equal to 12.50%.

RTI Music S.r.l.: on June 24th, 2002 the merger by incorporation of this company in R.T.I. S.p.A. was carried out, whose project had been approved by the relevant General Meetings on April 17th and 18th, 2002. The juridical effects of this operation occurred on July 1st, 2002.

Because of this operation, from the second half of the year, the company is not consolidated on a line-by-line basis.

Press TV S.p.A.: on July 8th, 2002 subsidiary company R.T.I. S.p.A. and the companies belonging to the Fininvest Group Arnoldo Mondadori Editore S.p.A. set up by means of a fifty-fifty joint-venture the company Press TV S.p.A., with a share capital of EUR 1.5 million. This shareholding is valued in the consolidated financial statements on a net equity basis.

TV Breizh Nantes S.A: on October 18th, 2002 subsidiary company Mediaset Investment S.a.r.l. underwrote, during the setting up stage, an 8% shareholding, represented by 320 shares with a face value of 10 Euro each, in the company TV Breizh Nantes S.A. This shareholding is registered in the consolidated financial statement at cost.

Consorzio Aeromobili Fininvest: on October 30th, 2002 the Extraordinary General Meeting of the Consortium deliberated upon the transfer of a 3% Consortium quota from Mediaset S.p.A. to Fininvest S.p.A., whose overall effect for the Mediaset group is a reduction of its share from 48% to 45%.

Epsilon TV Production S.r.l.: on December 16th, the subsidiary company Mediatrade S.p.A. purchased 50% of the share capital of this company from the Kirch Group. Considering the fact that the acquisition was performed near the end of the accounting year, and in view of its negligible effect and considering the limited significance in income statement and balance sheet terms with a view to a true and appropriate representation, the company, in which at December 31st, 2002 a 100% stake was held, following this purchase, is recorded in the consolidated financial statements at cost.

Olivetti S.p.A.: on December 17th, 2002 Mediaset S.p.A. sold to Holy S.p.A. (a subsidiary company of HOPA S.p.A.) its 0.45% stake in share capital, represented by 40 million ordinary shares.

HOPA S.p.A. (Holding di Partecipazioni Aziendali): on December 18th, 2002, Mediaset S.p.A. purchased a 2.73% stake in the company share capital from Fingruppo Holding S.p.A. (reference shareholder of HOPA S.p.A.). This shareholding is recorded in the consolidated financial statements at cost.

Talk Show S.r.l. in liquidation: on December 24, 2002 the request was filed for the cancellation of this company in Liquidation from the Registrar of Companies in Milan.

Titanus Elios S.p.A.: starting from 2002, the 30% stake acquired by Videotime S.p.A. on 28th November 2001, and consolidated at cost on December 31st, 2001, is consolidated with the net equity method.

Videotime S.p.A.: in 2002, R.T.I. S.p.A. purchased from third parties 0.22% of share capital of subsidiary company Videotime S.p.A., therefore the group's stake went from *97.90% to 98.12%*.

International Media Service Ltd: starting from December 31st, 2002 the 99.95% stake held by Mediaset S.p.A. is no longer consolidated with the line-by-line consolidation method, since it is of negligible value, but valued at cost.

A complete list of the companies included in the consolidation area is provided in the relevant attachment.

CONSOLIDATION METHOD

The financial statements of subsidiary companies are consolidated on a line-by-line basis, replacing the book value of investments in these subsidiaries with their assets and liabilities.

The positive difference between acquisition cost and shareholders' equity reflected in the financial statements of subsidiaries at the time of their acquisition is recorded as adjustment of the relevant asset items based on the assessment made at the time of their acquisition. Any difference not allocated, is recorded as **difference arising from consolidation** and amortised using the methods indicated in the ***valuation criteria***. Any negative difference is recorded in the "consolidation reserve for future risks and charges", if it can be allocated following the estimate of negative economic results; otherwise, it is recorded in the "consolidation reserve".

All inter-company receivables and payables, expenses and revenues and unrealised profits or losses are eliminated.

Minority interests in the shareholders' equity and the results for the year of consolidated companies are reported separately.

The financial statements of affiliated companies are included in the consolidated financial statements primarily on the basis of the net equity method.

Inactive subsidiary companies, and those whose financial statement figures are negligible, are not consolidated but recorded at cost.

VALUATION CRITERIA AND ACCOUNTING POLICIES

The valuation criteria and accounting policies used in preparing the consolidated financial statements as of December 31st, 2002 are, in general, the same as those used for the 2001 annual report, and may be summarised as follows:

Intangible fixed assets

Intangible fixed assets are recorded at purchase or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their projected future use.

Start-up and expansion costs are recorded at purchase cost, including ancillary charges, and are amortised over five years.

This item primarily includes setting up costs and the registration fee on capital increases of consolidated companies.

Television rights for films and television series were recorded at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.p.A. and at cost for the purchases made in 1994 and after. Amortisation is calculated on a straight-line basis over the period of the relevant contract and, in any event, over a period not exceeding 120 months.

Rights to sports and news programmes are amortised almost entirely (90%) in the year the rights take effect, with the remainder being expensed the following year.

Rights to long-series dramas are amortised in the first year starting from their availability (70%) and in the following year (30%).

The straight-line amortisation method was adopted, apart from the exceptions above, rather than any other method in use in the sector, in the light of the difficulty in identifying objective

components for making a correlation between advertising revenues and the amortisation of rights that would support the case for using a different principle; the presence of several television networks in the Group, resulting in various alternatives for the use of rights, was also taken into account.

Regardless of the amortisation already charged if all showings made available under rights contracts have been used up, the remaining value is fully expensed.

Trademarks are recorded at acquisition cost and amortised on a straight-line basis over 10 years.

The "Jumpy" trademark, registered in 2001 following the acquisition of the Jumpy S.p.A. branch regarding the publishing activities of the online portal with the same name, is recorded at the cost corresponding to the value determined by a specific independent appraisal and is amortised over 10 years, the period deemed to reflect future utility.

Goodwill is recorded at cost on the basis of the appraisal regarding the transfer of the Reteitalia S.p.A. business to Mediaset S.p.A. in 1993. It is amortised on a straight-line basis over 10 years, the period deemed to reflect future utility given the ability to use, over time, the company's know-how in the field of acquiring and making use of television rights.

The goodwill generated by the purchase of Jumpy S.p.A. branch regarding the publishing operations of the Jumpy online portal, has been recorded based on an out-of-court estimate appraisal carried out by an independent expert, whose objective was to give an analytical value to the purchased assets and liabilities. This goodwill is amortised in 120 months starting from the registration date.

Differences arising from consolidation are amortised over a period commensurate with the estimated profitability of the companies involved and, in any event, over a period not exceeding 10 years, for the reasons given above with regard to goodwill.

Other intangible fixed assets (***research, development and advertising costs, patents and intellectual property rights, concessions and other intangible fixed assets***) are recorded at acquisition or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their estimated future utility.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition, production or transfer cost. Cost includes ancillary charges, and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are depreciated in each accounting period on a straight-line basis, using depreciation rates which are determined in relation to the remaining potential use of the assets.

For newly acquired assets, the depreciation rates used are:

- Buildings	- 3%
- Plant and machinery	10 - 20%
- Light construction and equipment	5 - 16%
- Office furniture and equipment	8 - 20%
- Motor vehicles	10 - 25%

Regardless of the depreciation already charged, if there is a permanent loss in value, the fixed asset in question is written down accordingly. If in future accounting years, the reasons for the

write-down cease to be applicable, the original value is restored and adjusted only for depreciation.

All ordinary maintenance costs are charged in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leases

In case of finance leases for fixed assets, if their amount is large and the term is substantially shorter than the useful life of the relevant assets, reference is made to International Accounting Principle no.17. According to this principle, assets acquired on finance leases should be recorded in fixed assets, and a financial payable for the same amount should be recorded in liabilities. The payable is progressively reduced according to the reimbursement plan of capital quotas included in the leases envisaged by the contracts, while the value of the asset recorded in fixed assets is depreciated on a straight-line basis according to the economical – technical life of the asset.

Equity investments

Investments in companies that are not consolidated on a line-by-line basis are primarily recorded using the equity method, or, in the case of certain subsidiary and affiliated companies, using the cost method as indicated in the relevant comments and introductory section of these notes.

If the equity method is used, investments in subsidiary and affiliated companies are recorded in the financial statements for an amount equal to the corresponding portion of the shareholders' equity, less dividends, and adjusted as required using the appropriate principles for preparing consolidated financial statements.

In the case of investments in foreign companies valued using the equity method, no adjustments have been made to reflect adjustments arising from inevitable differences in the accounting policies applied in those countries as the local accounting policies are considered more suitable in arriving at a true and fair view of the result for the year of those companies.

If the cost method is applied, the value recorded in the financial statements is determined on the basis of the purchase or subscription price, or the value attributed to assets transferred and is increased by the value of ancillary charges that can be reasonably allocated to the purchase or subscription price of the asset. The cost is reduced in the event of a permanent impairment of value if the subsidiary or affiliated companies incur losses and profits are not expected in the near future for an amount sufficient to offset the losses incurred. The original value is restored in subsequent accounting periods if the assumptions underlying the write-down no longer apply.

Inventory

Inventory is valued at the lowest between acquisition and production cost, including ancillary charges, and the estimated realisable value as can be determined according to market trends.

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non EMU currencies were translated using December 31st, 2002 exchange rates, as determined by the

European Central Bank. Hedging contracts are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of cost or estimated realisable value determined from the market situation. If written down, the lower value is not maintained in subsequent years, if the reason for the write down no longer applies.

As to own shares for stock option plans, the recorded value is determined based on the acquisition cost (method of the weighted average cost), or the lowest between book value, estimated realisable value determined from the market situation and value of exercising the option.

Prepayments and accrued income, accruals and deferred income

The items include portions of revenues and expenses common to two or more periods in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain of likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which only a liability might arise, are disclosed in the notes to the balance sheet without setting up a provision.

Employee termination indemnity

The provision for employee termination indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices.

Payables

Payables are stated at face value; those in non EMU currencies were translated using December 31st, 2002 exchange rate, as determined by the European Central Bank. Forward contacts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

The main revenue flows are recognised as follows:

- for advertising, at the time the insert or advertising commercial appears;
- for goods, when they were shipped or delivered. If a right is rented, the related revenue is recognised in each year on an accruals basis according to the length of the rental contract;
- for services, at the time when such services are rendered.

Dividends

Dividends are recorded in the accounting period in which distribution is approved. The tax credit is accounted for in the accounting period that such dividends are received.

Income taxes

Income taxes are recorded, for each individual company, based on an estimate of taxable income as calculated under existing legislation, considering available exemptions and tax credits due.

Pursuant to accounting standard no. 25, deferred tax assets have been calculated by the individual companies based on timing differences between the value attributed to an asset or liability for taxation purposes and that attributed to it by the application of statutory criteria based on the rates in force at the moment timing differences are cancelled. Suitable adjustments in the event of a future change in the tax rate are made provided that the law providing for such a change has already been issued at the annual report drafting date.

Deferred taxation has also been provided in respect of adjustments arising from consolidation.

Financial instruments

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in currencies other than the Euro are valued consistently with the assets and liabilities being hedged and booked by recognising income and charges in the income statement on an accruals basis. For the recording of forward contracts in force at the end of the year, reference is made to that envisaged by accounting principle no. 26; while for the recording of complex financial instruments reference is made to International Accounting Principle no. 39, to the extent of its applicability in compliance with Italian laws on financial statements.

ADDITIONAL INFORMATION

Write-up of corporate assets according to Law no. 342 of November 21st, 2000

The value of Mediaset network trademarks, held by subsidiary company R.T.I. S.p.A., that were written up in 2000 in line with Law 342/2000, are recorded in the consolidated financial statements at their original recording value, to ensure a homogeneous application of accounting principles and the opportunity to compare Group's financial statements over time.

Adjustment of the previous financial statements

It is pointed out that, at December 31st, 2002, since the item "Provision for deferred taxation" is an expression of net tax assets, it is booked, pursuant to that envisaged by Accounting Principle no. 25 regarding the treatment of income taxes, in the item "Receivables from Tax Authorities" included in item (CII/6) "**Other receivables**". For the same reason, and with a view to making the classification criteria uniform for the same item in the 2001 financial statements, the "Provision for deferred taxation " included last year in "Provisions for income taxes " (item B2) is, therefore, reclassified in "Receivables from taxation authorities".

Exceptions permitted by article 2423 clause 4 of the Italian Civil Code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code were made in these financial statements.

COMMENTS ON THE MAIN ASSET ITEMS

(amounts in EUR millions)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show opening balances, movements during the year and closing balances.

Intangible fixed assets

Start-up and expansion costs include expenses associated with the start up or capital increase of consolidated companies.

	31/12/2002	31/12/2001
Start-up and expansion costs	1.9	2.7
Total	**1.9**	**2.7**

During the year, increases of EUR 0.2 million were recorded. These may be attributed to expenses associated with the capital increase of Mediadigit International S.a.r.l. and decreases amounting to EUR 1.0 million, connected to amortisation quotas.

Pursuant to article 2426 of the Civil Code, until these costs have been fully amortised, dividends may only be paid if there are sufficient free reserves to cover the balance of capitalised costs.

Research, development and advertising costs, whose balance at December 31st, 2002 was equal to EUR 1.4 million (EUR 2.3 million at December 31st, 2001), mainly includes the capitalisation of consulting expenses for the creation of in-house information systems. The decrease in the year, equal to EUR 0.9 million is attributable to amortisation quotas.

Patents and intellectual property rights shows the following balances:

	31/12/2002	31/12/2001
Industrial patents and intellectual property rights	13.5	15.1
Total	**13.5**	**15.1**

During the period, increases totalled EUR 9.5 million, mainly as a result of software purchased and updated regarding the new computer platform for company operating systems and for the integration of the management system of "Artistic Resources". Among the increases, EUR 0.3 million represents payments on account which were classified at December 31st, 2001 as **intangible assets under formation and advances**.

Decreases totalling EUR 11.1 million mainly related to amortisation quotas.

Concessions, licences, trademarks and similar rights include the following:

	31/12/2002	31/12/2001
Television rights	1,834.0	1,881.8
Trademarks	17.0	26.6
Concessions	-	0.1
Total	**1,851.0**	**1,908.5**

Television rights increased during the year by overall EUR 594.6 million (EUR 723.4 million in 2001) regarding purchases made during the year, EUR 60.7 million of advance payments previously made to suppliers following the finalising the related contracts during the year or the completion of productions (classified at December 31st, 2001 under ***intangible assets under formation and advances***). As to purchases, it is pointed out that EUR 63.4 million relates to acquisitions from subsidiary Medusa Film S.p.A. and EUR 9.4 million from associated company Milan A.C. S.p.A.; advances to suppliers include EUR 14.7 million related to contracts with Medusa Film S.p.A.

Rights that have not come into effect yet amount on the whole to around EUR 435.8 million (EUR 563.2 approx at December 31st, 2001).

In addition, around EUR 2.8 million (EUR 5.1 million at December 31st, 2001) of rights remain from the transfer of the business activity of Reteitalia S.p.A., the value of which was based on a special appraisal prepared at the time of the transfer.

Decreases for the period of EUR 703.5 million were mainly due to amortisation quotas for the year totalling EUR 696.5 million (EUR 644.3 million in 2001), and the cancellation of prior year contracts of around EUR 6.7 million and sale of rights for EUR 0.3 million.

Trademarks, equal to EUR 17.0 million, includes network and television production trademarks, and the Jumpy brand, registered last year within the acquisition of the business activity regarding the publishing operations of the online portal with the same name. Increases in the year totalled EUR 0.3 million and refer to the capitalisation of expenses incurred for new brands regarding titles of television programmes.

Decreases in the year, equal to EUR 9.9 million, are mainly a result of amortisation.

The revaluation of Canale 5, Italia 1 and Retequattro trademarks carried out on December 31st, 2000 by subsidiary company R.T.I. S.p.A. according to law 342/2000 is reversed in the consolidated financial statements as is described in the section of these notes devoted to ***Valuation criteria and accounting principles – Other information***.

Goodwill, equal to EUR 15.1 million, consists of the goodwill generated following the acquisition of publishing operations of the online portal "Jumpy" and the goodwill recorded following the transfer of the business activity of Reteitalia S.p.A. to Mediaset S.p.A..

Decreases in the year, equal to EUR 5.4 million, refer to the amortisation quotas of such goodwill, calculated on a straight-line basis in 120 months starting from their registration, as explained in the introductory section devoted to ***valuation criteria and accounting principles***.

Intangible assets under formation and advances, amounted to EUR 132.4 million at December 31st, 2002 (EUR 106.1 million at December 31st, 2001). They consist of advance payments made to suppliers for the acquisition of rights, advances paid for dubbing services for options on the completion of programmes and production start-ups. These advances include EUR 38.8 million (EUR 42.2 million at December 31st, 2001), paid to Medusa Film S.p.A., a Fininvest Group company operating in the film industry under contracts which will see Mediaset group acquire exclusive rights to films made and distributed by Medusa Film S.p.A. The price of these rights is contractually determined based on elements connected to the box-office takings of single films in Italian movie theatres.

Increases during the year amounted to EUR 95.5 million. They primarily consisted of advances paid to suppliers of TV rights, and advances paid for the production of long serial dramas (EUR 38.3 million). Medusa Film S.p.A. received advances for EUR 11.4 million.

Decreases amounted to EUR 69.2 million. They mainly resulted from the completion of productions and the finalisation of contracts under negotiation at December 31st, 2001. These balances were reclassified to ***televisio n rights*** for EUR 60.7 million and write-downs and disposals for EUR 6.4 million.

Other intangible assets, whose balance at December 31st, 2002 amounted to EUR 5.6 million, mainly regarded leasehold improvements (EUR 6.3 million at December 31st, 2001).

Increases in the year, equal to EUR 5.1 million, are mainly attributable to works carried out on television posts, recording studios and leased premises, and particularly to renovation and furnishing works in the Cologno Monzese buildings.

Decreases, totalling EUR 5.8 million, are exclusively due to amortisation during the year.

Differences arising from consolidation, equal to EUR 12.1 million (EUR 16.2 million at December 31st, 2001) include, net of amortisation, the differences between the book value and the corresponding shareholders' equity of consolidated companies insofar as it could not be attributed to specific fixed assets.

Decreases of EUR 4.1 million are due to amortisation quotas.

Tangible fixed assets

Investments in the year primarily related to the expansion of the signal broadcasting network (remote broadcasting, recording and radio bridges systems), the progressive completion of digitalization processes in the production of news programmes, new investments dedicated to the updating and maintenance of quality standards of existing production facilities. They are analysed below by asset category:

- ***plants and machinery*** EUR 37.2 million;
- ***industrial and commercial equipment***: EUR 3.8 million;
- ***other tangible fixed assets***: EUR 7.1 million, mainly attributable to investments in new electronic office equipment, among which the server for the new company computer systems

Increases in **buildings**, totalling EUR 2.6 million, primarily relate to the completion of the new Studio 20 in Cologno Monzese and extraordinary maintenance on buildings.

These items also include EUR 2.6 million of advances previously paid to suppliers (classified at December 31st, 2001 under ***fixed assets under construction and payments on account***) following the stipulation of the relevant contracts.

Overall decreases in the year, equal to EUR 46.6 million, mainly resulted from amortisation for the year for EUR 44.2 million, and disposals for EUR 1.8 million.

Fixed assets under construction and payments on account amounted to EUR 11.8 million, with a net increase of EUR 6.1 million in the year, primarily related to investments made for the purchase of a building by associated company Mediolanum Vita S.p.A. (EUR 4.9 million) stipulated on December 20th, 2002. The suspension clause which envisaged a pre-emption right for 60 days, which was not exercised, did not make it possible to depreciate it in the year.

Decreases, equal to EUR 3.2 million, are connected to the progressive implementation of projects referred to by advances at December 31st, 2001.

Financial fixed assets

Investments

The following investments are valued by means of the equity method:

	31/12/2002	31/12/2001
Affiliated companies:		
Gestevision Telecinco S.A.	230.9	233.0
Publiespana S.A.	43.2	46.7
Fascino P.G.T. S.r.l.	4.7	5.4
Titanus Elios S.p.A.	8.9	-
Other companies:		
Albacom S.p.A.	68.0	68.2
Total investments recorded using the net equity method	**355.7**	**353.3**

The figure booked for these investments at December 31st, 2002 reflects their valuation under the equity method, as explained in greater detail in the comments on the Income statement.

- It is worth noting that, starting from 2002, the 30% stake in Titanus Elios S.p.A. acquired by Videotime S.p.A. on November 28th, 2001 and valued at cost at December 31st, 2001, is consolidated by means of the equity method.
- On July 8th, 2002 subsidiary company RTI S.p.A. and Arnoldo Mondadori Editore S.p.A., a company belonging to the Fininvest Group, established a company called Press TV S.p.A. This investment, valued in the consolidated financial statement with the equity method, is completely written down to account for the company losses connected to its start-up phase; the amount of losses exceeding the value of the investment was prudentially allocated in a specific provision for risk.

The following investments are valued at cost:

	31/12/2002	31/12/2001
Subsidiaries		
Publieruos Ltd.	5.4	8.3
Other	0.1	-
Affiliated companies:		
Consorzio Aeromobili Fininvest	0.2	0.2
Veleno S.p.A.	1.0	1.2
Titanus Elios S.p.A.	-	8.9
Other	0.1	0.1
Other companies		
Holding di Partecipazioni Aziendali S.p.A. (HOPA)	96.4	-
Olivetti S.p.A.	-	96.3
Euromedia Luxembourg Two S.A.	5.4	5.4
KirchMedia GmbH & Co. KgaA	-	203.8
Other	0.7	4.1
Total investments valued at cost	**109.3**	**328.2**

Changes during the year mainly regard:

- KirchMedia GmbH & Co KgaA: as explained in greater detail in the Report on Operations, on April 8th, 2002 Kirch Media filed a preliminary request of insolvency at the competent section of the Court of Munich. On May 23rd 2002 subsidiary company Mediaset Investment S.a.r.l. exercised the put option granted by Taurus Holding, parent company of Kirch Media at the moment of the investment, which regarded this investment, for an amount equal to the invested capital plus interest; the obligation has not been fulfilled to date. Subsequently, on June 14th, 2002, the temporary receivership procedure was formally initiated, which includes the auction of the main company assets. In the light of such events, considering the likely impossibility of recovering the investment, the book value of the 2.28% stake held by subsidiary company Mediaset Investment S.a.r.l. in this company, which had been recorded in the financial statements at December 31st, 2001 for EUR 203.8 million was totally written down. At such date, a provision of EUR 171.9 million had already been allocated, and registered under Provisions for risks and charges. At December 31st, 2002 it was reclassified to directly reduce the value of the investment. The economic effect of the write-down carried out at December 31st, 2002 amounted to EUR 31.9 million.
- TV Breizh S.A.: at December 31st, 2002 the 12.93% stake held by the Mediaset group was written down for an amount equal to EUR 2.1 million to include the part of losses pertaining to the company which had been accrued at December 31st, 2002 and is considered unlikely to be recovered based on currently available company plans. Because of this write-down, the value of the investment is totally cancelled, losses exceeding the value of the investment, equal to EUR 0.1million have been prudentially allocated to a specific provision for risks.
- On October 18th, 2002 subsidiary company Mediaset Investment S.a.r.l. underwrote an 8% stake in TV Breizh Nantes S.A. on the date of its constitution. This investment is registered in the consolidated financial statements under the cost method.
- Veleno S.p.A. in liquidation: on April 5th, 2002 Mediaset S.p.A. acquired from third parties, for an amount of EUR 0.1 million, 100,000 shares, equal to 2% of share capital, thus increasing its shareholding from 24% to 26%. Subsequently, because of the winding-up of the company, the investment was written down for an amount of EUR 0.3 million based on the overall amount of losses accrued until December 31st, 2002.
- Vep Investors: in 2002 the members belonging to this equity fund divested, pro – quota, a part of their investment. Because of this operation, subsidiary company Mediaset Investment S.a.r.l. made an overall profit of EUR 0.1 million. As a consequence, the value of the investment at December 31st, 2002 went from EUR 1.5 million to EUR 0.1 million.
- Olivetti S.p.A.: on December 17th, 2002 the shareholding held by Mediaset S.p.A. was sold within the framework of the agreements stipulated on December 6th, 2002 with Fingruppo S.p.A. to Holy S.p.A., a subsidiary company of HOPA S.p.A. for an amount of EUR 96.4 million.
- HOPA S.p.A: in execution of the already mentioned agreement between Mediaset S.p.A. and Fingruppo S.p.A., on December 18th, 2002 Mediaset S.p.A. acquired from Fingruppo S.p.A. a 2.73% shareholding in the share capital of HOPA S.p.A. for EUR 96.4 million. This amount, Euro 22.8 million higher than the corresponding share of net equity resulting from HOPA's consolidated financial statements approved by the Board of Directors of the

company on March 11th, 2003, is backed by an expert assessment stating the correctness of this value.

- Società Consortile Fonografici per Azioni: on June 3rd, 2002 RTI Music S.r.l. sold its shareholding, equal to 12.50%, for EUR 0.6 million.

Attached is a list indicating the information required for each subsidiary and affiliated company by current regulations on consolidated financial statements.

Further information about investments during the year can be found in the Report on Operations.

Receivables

This item includes medium and long-term receivables to which no value adjustments have been made.

Receivables from other companies amounted to EUR 5.3 million at December 31st, 2002 (EUR 6.1 million at December 31st, 2001). It includes EUR 1.5 million receivables in guarantee deposits made for leases and utilities and EUR 3.8 million due from taxation authorities for advance taxation paid on the Employee termination indemnity reserve.

Of the total balance, EUR 4.2 million is due after more than one year.

Current assets

Inventory

At the end of the year, this item consisted of:

	Gross	Write-downs	31/12/2002 Net Value	31/12/2001 Net Value
Raw and ancillary materials, consumables	3.5	(3.0)	0.5	1.5
Work-in-progress and semi-finished products	2.4	-	2.4	3.6
Contracts in progress	18.7	-	18.7	7.8
Finished products and goods	15.8	(3.9)	11.9	10.2
Total	**40.4**	**(6.9)**	**33.5**	**23.1**

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.

Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.

Contracts in progress mainly refer to television productions in progress, made on commission and therefore destined to be sold.

Finished goods and products, net of their write-down to adjust them to their estimated realisable value, primarily include:

- television productions held by R.T.I. S.p.A. totalling EUR 8.7 million (EUR 6.0 million at December 31st, 2001);
- television broadcasting equipment and equipment for system construction purposes totallin EUR 3.2 million (EUR 3.8 million at December 31st, 2001).

Receivables

At the end of the year, this item could be broken down as follows:

	Balance at 31/12/2002			Balance at 31/12/2001
		Due		
	Total	within 1 year	after 1 year	
Receivables from customers	612.5	598.2	14.3	618.8
Receivables from subsidiaries	6.1	6.1	-	4.1
Receivables from affiliated companies	1.4	1.4	-	2.6
Receivables from parent company	12.8	12.8	-	6.7
Receivables from Fininvest Group and Mediolanum Group companies	9.1	9.1	-	11.7
Other receivables	327.2	272.5	54.7	271.0
Total	**969.1**	**900.1**	**69.0**	**914.9**

Trade receivables

	31/12/2002		
	Gross	Write-down	Net value
Receivables from customers due within one year	636.3	(38.1)	598.2
Receivables from customers due after one year	14.3	-	14.3
Total	**650.6**	**(38.1)**	**612.5**

Trade receivables primarily relate (EUR 542.8 million net of the allowance for doubtful accounts) to the sale of advertising space to Italian clients (EUR 534.8 million at December 31st, 2001). The remainder consists of receivables for the sale of rights and television productions and for the sale of radio and television equipment. No receivables are due after 5 years.

The allowance for doubtful accounts reflects adjustments to bring receivables in line with their estimate realisable value. During the year, EUR 15.1 million of the allowance for doubtful accounts was utilised, mainly in respect of losses on advertising clients, while a further EUR 14.1 million was provided.

Receivables sold to factoring companies without recourse totalled EUR 282.2 million (EUR 256.3 million at December 31st, 2001). Receivables not yet collected at December 31st, 2002 amounted to EUR 75.7 million; none of these receivables was collected in advance.

Receivables due from subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

This item includes short-term receivables and may be analysed as follows:

	31/12/2002	31/12/2001
Receivables from subsidiaries	6.1	4.1
Receivables from affiliated companies	1.4	2.6
Receivables from parent company	12.8	6.7
Receivables from Fininvest Group and Mediolanum Group companies	9.1	11.7
Total	29.4	25.1

The above receivables, which do not include amounts due after more than one year, are all considered to be recoverable and, accordingly, no value adjustments have been made in respect of them.

Receivables due from subsidiary companies are due by Publieurope International Ltd. on advertising sub-lease contracts, while EUR 4.5 million refers to funds given to subsidiary company Epsilon TV Production S.r.l.

Receivables from affiliated companies mainly relate to Publiespana S.A. for recharged services (EUR 0.2 million), to Gestevision Telecinco S.A. mainly for the sale of rights (EUR 0.3 million), to Fascino P.G.T. S.r.l. for advances on television productions (EUR 0.4 million) and to Press Tv S.p.A. for services (EUR 0.5 million).

Receivables due from parent company, relating to Fininvest S.p.A., regard requests for compensation made by Group companies, under the guarantee issued by Fininvest S.p.A. to Mediaset S.p.A. and its subsidiary companies on June 6th, 1996 equal to EUR 12.6 million, and recharged services amounting to EUR 0.2 million.

Receivables due from Fininvest Group and Mediolanum Group companies mainly relate to the sale of advertising and recharged services.

For a detailed breakdown of these items, please see the table covering relations with Fininvest Group and Mediolanum Group companies, included in the Report on Operations.

Other receivables

This item is made up as follows:

	31/12/2002	31/12/2001
Due from taxation authorities	214.5	75.8
Advances to suppliers, temporary staff and agents	25.4	15.1
Advances to employees	1.1	1.3
Transfer of receivables	63.6	56.2
Other	22.6	122.6
Total	**327.2**	**271.0**

The above receivables, which include amounts due after more than one year for EUR 54.7 million, are all considered to be recoverable and no value adjustments have been made in respect of them.

Receivables due from taxation authorities include EUR 187.8 million of tax assets paid in advance regarding temporary differences between the value attributed to assets and liabilities for tax purposes, and that attributed to assets and liabilities by applying criteria for the statutory financial statements and adjustments for consolidation. This amount is the balance sheet result of receivables for taxes paid in advance minus payables for deferred taxes. Both items have been calculated based on tax rates in force as of January 1st, 2003, corresponding to the tax rates that are presumed to be applied at the moment when such differences will be registered. This item includes the effect deriving from the change in the Irpeg rate from 36% to 34% envisaged by law 289 of 27.12.2002 (2003 Budget). The adjustment implied the registration in the income statement of an overall charge of EUR 1.5 million. The change over the previous year, as is stated in the comments on the Income statement regarding to taxes for the year, mainly refers to the effects of operations for the development of the company structure.

These include EUR 0.1 million of overpayments for direct taxes relating to prior years, for which reimbursement has been requested.

The balance also includes taxation paid on account by the various companies net of the related tax liability.

Advances to suppliers, outside contractors and agents include advance payments made to advertising area consultants and suppliers amounting to EUR 1.9 million, to suppliers, artists and other professionals for television productions amounting to EUR 19.6 million and to sundry suppliers amounting to EUR 3.9 million.

Advances to employees consists primarily of sums advanced for business travel.

Factored receivables comprises the amounts due from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company at year end.

Other receivables include:

- EUR 12.5 million regarding the interest bearing loan paid to Albacom S.p.A. including the portion of interest;
- EUR 1.1 million regarding the loan made by subsidiary company Mediaset Investment S.a.r.l. to Tv Breizh S.A.

The change over last year is attributable to the payment of the receivable registered last year following the sale to British Telecommunications Plc of the shareholding held in Blu S.p.A.

Financial assets (which are not fixed assets)

Own shares

This item includes Mediaset S.p.A. shares purchased following the decisions taken by the General Meetings held on April 20th, 2000, April 9th, 2001 and April 24th, 2002 which authorise the Board of Directors to make purchases for a maximum amount of 30,000,000 shares (2.54% of share capital).

The value of own shares owned at December 31st, 2002 amounts to EUR 27.4 million, (EUR 12.1 million at December 31st, 2001) equal to no. 3,831,081 shares, 3,102,000 of which for the approved Stock Option Plans. The book value of these shares has been registered net of a write-down of EUR 5.0 million (EUR 3.1 million of which had already been accrued at December 31st, 2001) in order to adjust the book value to the lower between market value and the value of exercising the option right.

As to the remaining 729,081 shares, their value at December 31st, 2002 is registered net of a write-down of EUR 0.1 million in order to adjust the book value at the market price at the end of December 2002. During the year, in order to stabilise the share performance and for needs connected to the approved Stock Option Plans, a total of 12,180,974 shares were purchased, for an amount of EUR 127.2 million and 9,825,893 shares were sold for an amount of EUR 106.7 million. The overall economic effect of these operations generated a net income amounting to EUR 1.4 million.

Other securities

This items amounts to EUR 167.5 million and includes:

- shares and bond held by the subsidiary company Mediaset Investment S.a.r.l. and worth EUR 57.2 million, net of a write-down of EUR 0.5 million to bring them in line with market value;
- investment fund units of EUR 110.3 million, net of a write-down of EUR 1.3 million, to bring them in line with market value, purchased by subsidiary company Mediaset Investment S.a.r.l. and managed by the relative fund management company in which it has a stake.

Liquid funds

This item is made up as follows:

	31/12/2002	31/12/2001
Bank and postal deposits	203.7	101.0
Cash in hand and cash equivalents	0.1	-
Total	**203.8**	**101.0**

Net financial position

The net financial position of the Mediaset Group at December 31st, 2002, compared with the position at December 31st, 2001, is as follows:

	31/12/2002	31/12/2001
Liquid funds	203.8	101.0
Financial income and securities (which are not fixed assets)	189.8	215.5
Total financial assets	**393.6**	**316.5**
Due to banks	(559.7)	(553.0)
Due to other financial institutions:		
Factoring companies	-	-
Lease companies	(4.6)	(5.5)
Other	(0.1)	(5.8)
Total financial liabilities	**(564.4)**	**(564.3)**
Net financial position	**(170.8)**	**(247.8)**

Financial liabilities are shown above only for the purpose of reporting the net financial position of the Mediaset group at December 31st, 2002 and comparing it with that at December 31st, 2001. The change over the period is analysed in detail in the Report on Operations. It should be noted that item **Securities and financial assets which are not fixed assets** does not include own shares for the approved Stock Option Plans. This item includes instead the interest bearing loan granted to subsidiary company Albacom S.p.A., which amounts to EUR 12.5 million and has been registered under **Other receivables**.

Prepayments and accrued income

	31/12/2002	31/12/2001
Accrued income	1.7	7.2
Prepayments	8.8	10.0
Total	**10.5**	**17.2**

Accrued income refers for an amount of EUR 1.0 million to the splitting into instalments on an accruals basis of the positive deadlines of hedging operations of foreign exchange risks existing at December 31st, 2002.

Prepayments relates to bartering arrangements involving the subsidiary company Promoservice Italia S.r.l., amounting to EUR 3.5 million, as well as rent payable, sundry services and insurance premiums not pertaining to the period.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITY ITEMS

(amounts in EUR millions)

Shareholders' equity

Movements in shareholders' equity are provided in an attachment as is a reconciliation of the shareholders' equity of Mediaset S.p.A. to consolidated shareholders' equity.

The main items making up shareholders' equity and the movements therein during the year were as follows:

Share capital

At December 31st, 2002 the share capital of the Mediaset group, which is the same as that of the parent company, converted into Euro according to the decision taken by the General Meeting held on April 9th, 2001, was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the year.

Share premium reserve

At December 31st, 2002 the share premium reserve, which is the same as that of the parent company, amounted to EUR 739.7 million. No changes occurred during the year.

Legal reserve

At December 31st, 2002 this reserve amounted to EUR 74.3 million (EUR 61.2 million at December 31st, 2001). It increased during the year following the allocation of 5% of 2001 net profit of Mediaset S.p.A., as approved by the General Meeting held on April 24th, 2002. This reserve is the same as that reported in the financial statements of the parent company.

Reserve for own shares

At December 31st, 2002 the reserve for own shares amounted to EUR 27.4 million, equal to the value of shares registered under item **Financial assets which are not fixed assets,** pursuant to article 2357 of the Italian civil code. During the year, the company bought and sold 12,180,974 and 9,825,893 of its own shares, respectively.

Other reserves

At December 31st, 2002 other reserves amounted to EUR 112.3 million (EUR 125.7 million at December 31st, 2001); the decrease amounted to EUR 13.4 million, and was the result of the following movements:

- increase of EUR 1.8 million, for the allocation of 2001 net profit as decided by the General Meeting of April 24th, 2002;
- transfer of EUR 15.3 million from the extraordinary reserve to the Reserve for Own Shares.

Other reserves also include EUR 8.9 million in capital grants; taxes are deferred on 50% of the grants received and this portion of grants will be included in the income for the year if utilised for purposes other than to cover losses.

The remaining portion of the grants is taxed over ten years and is recorded here net of deferred tax.

Retained earnings

This item has increased following the retention of a position of consolidated net profit for the year ended December 31st, 2001 and decreased due to dividends paid during the year (EUR 247.8 million).

Profit for the year

This item includes the net profit for the year, from January 1st to December 31st, 2002, equal to EUR 362.0 million.

Provision for risks and charges

The make up of these reserves and movements therein are set out below:

	1/1/2002	Allocations	Uses	Other changes	31/12/2002
1. Provision for pension benefits and similar obligations	1.0	0.3	(0.8)	-	0.5
2. Provision for taxation:					
deferred taxes	-	-	-	-	-
current taxes	-	-	-	-	-
3. Other provisions	210.0	18.4	(191.3)	-	37.1
Total	**211.0**	**18.7**	**(192.1)**	**-**	**37.6**

The reserves included in item 1 mainly consist of the supplementary social security reserve established pursuant to the supplementary corporate agreement stipulated on July 4th, 1992 and incorporated in the supplementary corporate agreement of January 13th, 1997.

With regards to contingent tax liabilities, no provision has been made in the consolidated financial statements in relation to events preceding July 15th, 1996, the date Mediaset S.p.A. became listed on the stock exchange. All such liabilities are covered by a guarantee issued by Fininvest S.p.A., as is explained in the section ***contingent liabilities guaranteed by the parent company***.

As to the sphere of application of this guarantee, it should be noted that Publitalia '80 S.p.A. has received tax assessments that have been forwarded to the parent company Fininvest S.p.A.; in particular, Publitalia '80 S.p.A. paid additional tax assessments totalling EUR 4.0 million and requested reimbursement thereof from Fininvest S.p.A. for tax assessments reported for the years 1996-2000. In 2002, no amount was paid to tax authorities for tax assessments belonging to the framework of the guarantee above.

On December 16th, 2002 Mediaset S.p.A. received a notice of assessment by means of which income declared for the year 1996 is questioned, estimating a higher taxable amount for EUR 85.5 million with subsequent higher taxes for EUR 35.7 million plus penalties for an equal amount. This notice of assessment is the consequence of the criminal proceedings, for which Mediaset S.p.A. is involved as the injured party in this offence, which was reported in the

financial statements at December 31st, 2001 and which on December 21st, 2001, led to the communication to the company of a notice of assessment, in which the income stated for 1995 was questioned, estimating a higher taxable amount for EUR 22.3 million with subsequent higher taxes for EUR 11.9 million, plus penalties for an equal amount.

These notices of assessment question the deduction of part of the amortisation regarding part of the rights purchased by Mediaset in 1994 and 1995 which, according to the Tax Authority, were allegedly purchased at a higher value than the one defined as "normal" (breach of clause 5 article 76 Single Act on Income Taxes).

It is worth remembering that on March 1st, 2002, Mediaset S.p.A. received a report of assessment in which the Financial Police questioned the possibility to deduct the whole amount of amortisation regarding part of the television rights purchased in 1994 and 1995, recorded by Mediaset in the years 1996-2000 for an amount of EUR 164.9 million.

The company, in line with that reported in the financial statements at December 31st, 2001, believes the claims of the tax authorities to be groundless. it should also be noticed that copies of the deeds above have been forwarded to parent company Fininvest S.p.A., as is envisaged by the guarantee it issued in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A. For these reasons, no provisions have been made.

- It should also be noted that on March 18th, 2003 Mediaset S.p.A. was informed about the decision taken by the Regional Tax Commission of Milan which, on January 27th, 2003, lifted the reservation it expressed at the hearing of November 4th, 2002 where the appeal filed by the Taxation Agency of Milan was being discussed, which was against the decision of the Provincial Taxation Commission of Milan that had accepted the appeals filed by the company and had almost totally cancelled the remarks made in the notices of assessment regarding the years 1994 and 1995, regarding the dispute over the use of the benefits envisaged by Law Decree 357 of June 10th, 1994, turned into Act 489 of August 8th, 1994. The Regional Tax Commission accepted the case of the Taxation Agency and confirmed the validity of the notices of assessment. The reasons for the decision have been registered at the Secretariat on February 25th, 2003.

"Other reserves" (item 3) mainly consist of the following:

- Reserve for litigation risks, equal to EUR 7.0 million (EUR 7.8 million at December 31st, 2001): the purpose of this reserve is to cover likely liabilities resulting from lawsuits involving compensation requested for defamation or the violation of personal rights, sanctions imposed by the Regulatory Authority and compensation for damages. The outcome of these cases is uncertain and, accordingly, the amount provided represents a prudent estimate of the potential liability;

- The *Reserve for ongoing disputes with employees and social security institutions*, equal to EUR 6.5 million (EUR 10.6 million at December 31st, 2001) refers to disputes whose outcome, at the time being, is uncertain and the amount provided represents therefore a prudent estimate of the potential liability. The amount provided during the year relates to social security disputes, the amount expected to be paid to employees and other staff in the form of settlements and damages arising under claims not covered by the guarantee issued by Fininvest S.p.A. on June 6th, 1996, as examined elsewhere in these explanatory notes;

- *Reserve for contractual risks*, equal to EUR 17.1million (EUR 14.0 million at December 31st, 2001): the most significant elements of this reserve include the amount provided in respect of the risk that artistic resources will be under-utilised compared to contractual provisions and

amounts provided in respect of possible disputes with suppliers of rights and bad debts in the form of goods (resulting from the sale of advertising under bartering arrangements);

- *Reserve for other risks*, equal to EUR 6.5 million (EUR 177.6 million at December 31st, 2001). The main decrease of EUR 171.9 million, relates to its use to directly reduce the value of the stake held in KirchMedia GmbH & Co KgaA., for the amount already provided at December 31st, 2001. This item also decreased by EUR 3.1 million because of the use of the fund provided at December 31st, 2001, with respect to the possible charge connected to the Stock Option Plan approved by the Shares' Plan Committee based on the decision taken by the General Meeting on April 9th, 2001. The above mentioned use (as already pointed out in the section regarding **Financial assets which are not fixed assets**) was reclassified to partially offset charges accounted for to adjust the book value of own shares destined to this plan to the value of exercising connected rights of option. It should also be noted that, with respect to the new Stock Option Plan assigned in 2002 for a total of 2,626,000 ordinary shares, it was not necessary to allocate any provision for risks, considering the lower market value with respect to the allocation value at December 31st, 2002. The same valuation, alternatively made on the basis of the fair market value of the option by means of quantitative estimating methods (Black & Scholes method) and calculated on the basis of the likely value of the share at the time of actually exercising the rights connected to the allocation above, would imply a negative difference totalling EUR 3.7 million. It should also be noted that, after December 31st, 2002, operations to cover this plan were enacted, whose assessment will be made in 2003.

- This item also includes a provision of EUR 1.4 million prudentially allocated to reflect, with respect to the company's stake of 11.76%, the losses resulting from the financial statements at December 31st, 2002 of EuroMedia Luxembourg Two S.A. which in turn reflects the charges, mainly attributable to the assessment of own shares at such date of EuroMedia Venture Fund (a fund under U.S. right which invests in new technology sectors), of which Euromedia Luxembourg Two S.A. indirectly holds a 27.40% stake. This provision also includes amounts prudentially allocated to reflect losses exceeding shareholders' equity regarding Press TV S.p.A. and TV Breizh S.A. equal to EUR 0.4 and 0.1 million, respectively.

In consideration of the recent release of the specific regulations, the companies of the Mediaset group are assessing the opportunity to follow the procedures envisaged by Act 289/2002, in coordination with Fininvest S.p.A. in line with the procedures so far followed for the execution of exemption obligations deriving from the guarantee issued on June 6th, 1996.

With respect to the dispute with company Editorial Planeta S.A. it should be noted, as already reported in the financial statements at December 31st, 2001, that on November 28th, 2001 this company notified Mediaset S.p.A. and Mediaset Investment S.a.r.l. a summons deed at the Civil Court of Madrid regarding a claim for damage allegedly incurred by Planeta with respect to the negotiation for the purchase of a 5% stake of Gestevision Telecinco S.A. and Publiespana S.A., held by the Planeta Group, which occurred in the second half of 2000. Mediaset S.p.A. and Mediaset Investment S.a.r.l. instituted a civil action on December 13th, questioning the contents of Planeta claims and also submitting a preliminary plea, which contested the competence of Spanish Courts to decide on this dispute. This preliminary plea was accepted by the Madrid court which, by means of an order issued on April 2nd, 2002 denied its competence to decide on this claim and condemned Planeta to pay the legal costs. Planeta submitted an appeal against this decision. Therefore, based on authoritative legal advice, as well as the development of the

process so far, with respect to this dispute, similarly to December 31st, 2001, no provision has been made at December 31st, 2002.

It should also be noted that, also for the kinds of risks as per item 3, no provisions have been made for potential charges and liabilities regarding events prior to July 15th, 1996, as these are covered by the guarantee issued by Fininvest S.p.A.. For charges that have already been incurred of whose amount was ascertained during the period, the companies belonging to the Mediaset Group have made requests for reimbursement to Fininvest S.p.A., as reported in the comments on ***value of production*** and ***receivables***. No provisions have been made in respect of potential liabilities and risks that are only possible; the Group companies have informed Fininvest S.p.A. about the type and amount of these risks as at December 31st, 2002 as is envisaged by the joint recognition stipulated with the parent company, therefore see ***Potential liabilities counter-guaranteed by parent company***.

Employee termination indemnity

Changes in this reserve during the period were as follows:

Balance at 1/1/2002	**93.1**
Amount accrued and charged to income statement	16.2
Indemnities paid during the period and changes in the consolidation area	(8.8)
Balance at 30/06/2001	**100.5**

Payables

Details of the make-up of this item, together with movements therein, are provided below:

Due to banks

Amounts due to banks are analysed as follows:

	Balance at 31/12/2002				Balance at 31/12/2001
		Due			
	Total	within 1 year	1-5 years	after 5 years	
Payables without collateral:					
credit lines	549.9	249.9	300.0	-	524.9
overdraft	9.5	9.5	-	-	26.0
easy-terms loans	0.3	0.1	0.2	-	2.1
Total	**559.7**	**259.5**	**300.2**	**-**	**553.0**

In order to optimise the current financial structure of the Mediaset Group, on November 4th, 2002 parent company Mediaset S.p.A. stipulated with a pool of major national banking institutions a five year funding contract for an overall amount of EUR 300 million.

Due to other financial institutions

Amounts payable to other financial institutions totalled EUR 4.6 million at December 31st, 2002, (EUR 11.2 million at December 31st, 2001). They exclusively refer to sums due to leasing companies (EUR 5.5 million at December 31st, 2001) concerning real estate leased for the television group and are all short-term amounts.

The change with respect to the previous year is attributable to amounts due for *lending* operations on securities carried out last December by the subsidiary company Mediaset

Investment S.a.r.l. and no longer present at December 31st, 2002 (EUR 5.8 million at December 31st, 2001).

Advance payments received

This item, totalling EUR 21.4 million at December 31st, 2002 (EUR 8.7 million at December 31st, 2001), consists of advance payments received from customers for advertising services to be provided for EUR 1.9 million, and advance payments received for the future sale of television productions for EUR 19.5 million.

Trade accounts

The main components of this item, which at December 31st, 2002 totalled EUR 618.2 million, and the main changes since December 31st, 2001 are analysed below:

	Balance at 31/12/2002				
		Due			Balance at
	Total	within 1 year	1-5 years	after 5 years	31/12/2001
Trade payables	618.2	575.3	42.9	-	831.8
Total	**618.2**	**575.3**	**42.9**	**-**	**831.8**

- payables for the purchase of rights totalling EUR 393.9 million (EUR 575.5 million at December 31st, 2001). This item includes a long-term element of EUR 42.9 million regarding the purchase of rights that have not yet taken effect;
- payables for the completion of television productions totalling EUR 123.9 million (EUR 151.6 million at December 31st, 2001);
- payables to free-lance artists and professionals of the television group totalling EUR 38.1 million (EUR 40.6 million at December 31st, 2001);
- payables to agencies and miscellaneous suppliers of the advertising group totalling EUR 44.2 million (EUR 41.9 million at December 31st, 2001);
- payables for the purchase of miscellaneous goods and technical services totalling EUR 18.1 million (EUR 20.8 million at December 31st, 2001).

Due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

Amounts due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies are analysed below:

	Balance at 31/12/2002			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2001
Due to subsidiaries	1.5	1.5	-	1.7
Due to affiliated companies	8.5	8.5	-	11.3
Due to parent company	8.1	8.1	-	1.1
Due to Fininvest Group and Mediolanum Group companies	101.4	101.4	-	83.6
Total	**119.5**	**119.5**	**-**	**97.7**

Due to subsidiary companies

The balance at December 31st, 2002 is entirely attributable to commercial payables to the in direct subsidiary company Publieurope International Ltd.

Due to affiliated companies

The balance at December 31st, 2002, equal to EUR 8.5 million (EUR 11.3 million at December 31st, 2001), includes commercial payables to Fascino P.G.T. S.r.l. for EUR 8.2 million for television productions, and the Consorzio Aeromobili Fininvest for EUR 0.3 million (EUR 0.4 million al December 31st, 2001).

Due to parent company

At December 31st, 2002, the sum to be paid to the parent company Fininvest S.p.A. was related for EUR 1.6 million to the recognition of recharged services within the Fininvest guarantee and by a EUR 6.3 million payable regarding recharges by Fininvest S.p.A. of amounts debited to the parent company and paid by it in prior years to companies belonging to the Mediaset Group in application of the guarantee released on June 16th, 1996 and which, based on the act of joint recognition stipulated on December 19th, 2002 with Fininvest S.p.A. proved that they had not to be paid, since they were not covered by the guarantee above.

Due to Fininvest Group and Mediolanum Group companies

Reference should be made to the table shoring relations with Fininvest Group and Mediolanum Group companies (included in the report on Operations) for further analysis of this item.

Due to taxation authorities

This item may be analysed as follows:

	31/12/2002	31/12/2001
Withholding tax on employees' wages and salaries	9.1	9.1
Current taxes	57.8	12.0
Other payables	71.3	5.5
Total	**138.2**	**26.6**

The *liability for current taxes* at December 31st, 2002 is shown net of payments on account equal to EUR 170.5 million, tax credits on dividend of EUR 138.3 million, and withholding taxes sustained totalling EUR 0.2 million.

Other payables include EUR 65.7 million regarding the substitute tax on capital gains generated by the sale of the business area by RTI S.p.A. to Elettronica Industriale S.p.A. and removed from the consolidated financial statements.

The following table contains a reconciliation of the theoretical tax rate in Italy for corporate taxes and the effective tax rate for the Mediaset Group in 2002:

	31/12/2002	31/12/2001
Current tax rate	**40.25%**	**40.25%**
Utilisation former losses	-0.80%	-0.10%
Benefit from the application of "Dual Income Tax"	-0.16%	-0.93%
Effect of losses of consolidated companies	0.55%	0.26%
Effect of non deductible IRAP charges	3.81%	2.99%
Effect of tax rate reduction as per Financial Act 2002	0.31%	0.00%
Effect of "Tremonti-bis" Law 383/2001	-3.95%	-3.63%
Substitute tax D.L. 358/1997 effects on ordinary tax rate	-12.41%	0.00%
Adjustments from consolidation which do not imply any tax effect, other items	-0.44%	1.73%
Actual tax rate	**27.16%**	**40.57%**

Due to social security institutions

This item relates to year-end liabilities towards social security institutions for employer and employee social security contribution on wages and salaries for December.

The balance at December 31st, 2002 is analysed as follows:

	31/12/2002	31/12/2001
INPS	3.4	3.4
ENPALS	4.8	4.5
INPDAI and INPGI	2.0	1.8
FASI and FASDAC	0.1	0.1
Other	2.3	1.4
Total	**12.6**	**11.2**

Other sums payable

This item may be analysed as follows:

	31/12/2002	31/12/2001
Personnel (holidays, Christmas bonus, etc.)	20.2	20.4
Employees	15.5	12.6
Participants in games and quiz shows	4.4	4.4
Emoluments to Directors and Statutory Auditors	0.9	0.9
Other	7.5	18.4
Total	**48.5**	**56.7**

Amounts due to employees include EUR 12.0 million for incentives accruing but not yet paid (EUR 8.8 million at December 31st, 2001).

Other sums payable primarily include:

- EUR 3.0 million (EUR 4.3 million at December 31st, 2001), regarding advance payments on options;
- EUR 2.9 million, regarding the unpaid portion of share capital to the affiliated company Euromedia Luxembourg Two S.A.

Accruals and deferred income

At December 31st, 2002 this item was analysed as follows:

	31/12/2002	31/12/2001
Accruals:		
forex	16.9	2.7
other accruals	1.4	0.8
Total accruals	**18.3**	**3.5**
Deferred income:		
long-term rentals	5.0	10.3
other deferred income	6.7	1.8
Total deferred income	**11.7**	**12.1**
Total	**30.0**	**15.6**

COMMENTS TO THE OFF-BALANCE SHEET ITEMS

(amounts in EUR millions)

Personal sureties given

At December 31st, 2002 the Group has outstanding guarantees given to third parties and on behalf of affiliated companies totalling EUR 25.1 million (EUR 22.1 million at December 31st, 2001), and non bank guarantees whose main component is the guarantee given to the benefit of the VAT office in Milan for the VAT surplus, for an amount of EUR 21.4 million (EUR 17.7 million at December 31st, 2001).

Commitments

The main commitments of the Mediaset Group companies may be summarised as follows:

- long-term commitments mainly relating to contracts for the rental of satellite channels. These contracts have various duration times and will involve outlays totalling around EUR 89.8 million (EUR 68.7 million at December 31st, 2001).
- commitments for artistic services, television productions and press agency agreements totalling around EUR 86.2 million (EUR 135.3 million at December 31st, 2001) EUR 10.5 million of which for long serial dramas;
- commitments to acquire rights: the Group has entered into "volume deal" contracts with several major US studios to guarantee the availability of their films and television productions. These contracts ensure that the Group can maintain the level of investments it made in previous years for the enhancement of its library and entail a total commitment of around EUR 505.5 million (EUR 863.8 million at December 31st, 2001) EUR 104.8 million of which with Medusa Film S.p.A.;
- commitments for financial foreign currency operations to hedge the exchange risk, and for the purchase and sale of currencies, totalling EUR 505.4 million (EUR 951.1 million at December 31st, 2001);
- commitments for long terms assets and rents totalling EUR 32.9 million (EUR 23.0 million at December 31st, 2001) and supplies to the company offices totalling EUR 4.7 million.
- commitments for equity investments totalling EUR 476.0 million. In particular, EUR 276 million is the commitment undertaken under the agreement stipulated on December 18th, 2002 with the Correo Group regarding the purchase of a 12% stake in Publiespana S.A. and Gestevision Telecinco S.A. share capital, made possible by the enactment on January 1st, 2003 of the new Spanish law on media and which will enter in force when authorisation is given by the European anti-trust commission. Under this agreement, Mediaset granted the Correo Group the right to adjust the price that has been agreed for this operation, which will be paid if Telecinco will be listed at the stock exchange by 2006 at share values higher than the one agreed for this transaction. Another commitment for EUR 200 million is the minimum amount to be paid to ICE Finance B.V. in the event they exercise the put option granted by Mediaset S.p.A. regarding a 10% stake in Publiespana S.A. and Gestevision Telecinco S.A. share capital, held by the company. ICE Finance B.V. can exercise this right by December 31st, 2005 a deadline that can be extended to December 31st, 2007 at a price of

either EUR 200 million or the market value determined by an independent assessment, whichever is highest. According to the agreements stipulated between Mediaset S.p.A. and ICE Finance B.V. this right of option cannot be exercised if Telecinco is listed at the stock exchange.

- Commitments for the purchase of businesses represented by television broadcasting systems totalling EUR 5.0 million regarding contracts stipulated with local broadcasters between 2001 and 2002 in the light of the start of the experimentation with digital broadcasting.

Contingencies

Contingencies include around EUR 2.2 million in equipment owned by third party companies, which is stored at Mediaset Group companies (EUR 1.8 million at December 31st, 2002).

At December 31st, 2002 there are also EUR 0.5 million of bills for discount.

Other information

It should be noted that under the agreement stipulated on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset acquired for the amount of EUR 40,000 an option for unconditional sale to Fingruppo of its 2.73% stake, equal to 37,289,973 shares, held in HOPA S.p.A. for an amount equal to EUR 1.33 and EUR 1.44 per share, respectively, variable based on the time of exercise and, in any case, not after January 2008.

Mediaset also acquired from Holinvest S.p.A., a subsidiary company of HOPA S.p.A., an irrevocable and unconditioned right to acquire 80 million ordinary shares of Olivetti S.p.A. at a fixed exercise price of EUR 1.7 per share which can be exercised by December 2007.

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

The guarantee issued on June 6th, 1996 by Fininvest S.p.A. to the benefit of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2002.

On December 19th, 2002 a joint recognition was stipulated, according to which Fininvest undertook to hold harmless Mediaset S.p.A. and its subsidiary companies also beyond that deadline, until there are no longer economic and balance sheet consequences of the events covered by the guarantee occurred by December 31st, 2002 and notified to Fininvest by January 31st, 2003. It was also established that, regarding potential tax and criminal liabilities originated by events covered by the guarantee, also losses resulting from subjective or objective extensions will be indemnified, which may emerge after December 31st, 2002.

COMMENTS ON THE MAIN ITEMS OF THE INCOME STATEMENT

(amounts in EUR millions)

Value of production

Revenues from sales and services

Revenues from sales and services may be analysed as follows:

	2002	2001
Television advertising	2,112.8	2,122.3
Printed advertising	0.9	0.7
Other advertising revenues	45.0	39.5
Rental of rights/programmes	21.9	20.9
Marketing of rights and television products	68.3	90.5
Sale of merchandise	7.4	7.1
Construction and maintenance of television equipment	16.6	16.8
Publishing revenues	1.9	4.1
Other	5.2	7.2
Total	**2,280.0**	**2,309.1**

Revenues from the sale of *television advertising* mainly consist of:

- revenues from the sale of advertising slots on the three television networks in possession of national authorisation, net of agency discounts, totalling EUR 2,097.7 million, compared to EUR 2,.098.5 million in 2001. The decrease with respect to the previous year can be mainly attributed to higher agency discounts.
- revenues from the sale of television time in exchange for goods, carried out by Promoservice Italia S.r.l. Such revenues amounted to EUR 15.1 million (EUR 20.1 million in 2001).

Revenues from the sale of *press advertising* consist of the resale by Promoservice Italia S.r.l. of advertising space acquired from third party publishers.

Other advertising revenues mainly consist of advertising bill posters in sports stadiums under licence and revenues from advertising on the Internet and commercial services on Mediavideo. The increase compared to 2001 is mainly attributable to an increase in bill posters.

Revenues from *rental of rights/programmes* were mostly earned from the distribution to digital platforms of schedules created for theme channels, carried out by the subsidiary company Mediadigit S.p.A.

- The item *sale of television rights and productions* primarily includes revenues equal to EUR 51 million (EUR 49.3 million in 2001) from the sale to Stream S.p.A. of the rights to a few *Champions League* matches.

- With respect to the previous year there is a strong decrease, which can be attributed to the sale of Beta Film as per the agreements included in the Joint-Venture Termination Agreement regarding the conclusion of the Joint-venture between Mediaset Group and Kirch Group which occurred in September 2001. On a like-for-like basis, that is, not considering the effect arising from the Epsilon Group, revenues from the sale of television rights and productions increased by 4.4%.

Revenues from the *sale of goods* primarily relate to the sale of goods and services received from Promoservice Italia S.r.l. in exchange for advertising sold.

Revenues from *creation and maintenance of television equipment* relate to the sale of equipment by Elettronica Industriale S.p.A. to third party customers totalling around EUR 2.9 million (EUR 2.9 million in 2001) and sales and maintenance of television equipment to the Telepiù Group for around EUR 13.7 million (EUR 13.9 million approx. in 2001).

Revenues from *publishing operations* exclusively refer to the monthly magazine *MT – La macchina del tempo*.

Changes in the inventories of work in progress, semi-finished and finished goods

This item shows a balance of EUR 0.2 million, mainly as a result of changes recorded by R.T.I. S.p.A., in relation to television programmes produced, which are reflected as inventory until they are broadcast.

Changes in contracts in progress

This item, equal to EUR 10.9 million, represents costs of television productions in progress, made by Mediatrade under commission, which will be sold to third parties when they are finished.

Own work capitalised

Increases in the year, totalling EUR 44.9 million, related to the suspension of costs regarding long series drama production for EUR 36.3 million (EUR 47.0 million in 2001) carried out by subsidiary RTI and for EUR 5.6 million relating to the suspension of costs regarding "sitcom" production carried out by subsidiary Mediatrade S.p.A. The residual part, amounting to EUR 3 million (EUR 4.2 million in 2001) was attributable to capitalised costs relating to the maintenance and operation of the signal broadcasting network.

Other revenues and income

This item is made up as follows:

	2002	2001
Lighting service	5.8	5.9
Compensation from Fininvest S.p.A.	4.6	6.7
Other	25.7	29.4
Total	**36.1**	**42.0**

Other income from *lighting services* refers to the sub-let of television posts and the recharge of electricity costs to the Telepiù Group.

The item *indemnifications from Fininvest S.p.A.* consists of claims made to the parent company Fininvest S.p.A. in relation to liabilities (mainly law suits and related costs, settlements with personnel and tax amnesties) covered by the guarantee it issued on June 6th, 1996.

The item *other* is mainly made up of cost recoveries.

Cost of production

Raw materials, consumables and supplies

This item can be broken down as follows:

	2002	2001
Raw, ancillary materials and supplies	14.8	19.3
Consumables	5.2	5.5
Advertising space	1.3	4.5
Other purchases	14.0	20.6
Total	**35.3**	**49.9**

The main components of *raw materials, consumables and supplies* are as follows:

- purchases from the company that manages the merchandise carter operations for EUR 13.1 million (EUR 16.1 million in 2001). The decrease may be explained by the reduced merchandise bartering operations carried out by Promoservice Italia S.r.l.;
- purchases of materials used for the construction of television devices and equipment for resale, and purchases for the maintenance of the Group's own equipment, totalling EUR 1.6 million (EUR 3.2 million in 2001).

The main elements of *other purchases* are prizes for games and quiz shows for EUR 5.6 million (EUR 10.0 million in 2001) and purchases of materials for television production sets of EUR 7.0 million (EUR 8.9 million in 2001).

Services

This item is made up as follows:

	2002	2001
Consultants, temporary staff and services	148.5	170.3
Emoluments to directors and statutory auditors	2.2	2.2
Fees and commissions	21.5	20.6
SIAE/AFI/SCF/IMAIE dues	64.6	63.9
Production services	159.8	162.8
Intermediation fees	-	18.2
Publishers' fees and "minimi garantiti"	18.0	13.9
Auditel	8.6	9.1
Advertising space and public relations	20.2	18.0
Maintenance costs	12.5	12.7
Travel expenses	9.8	10.4
Electricity, water and gas	10.8	11.3
Post and telephone expenses	6.7	7.4
EDP	17.6	18.0
Canteen, cleaning and security services	14.8	15.2
Research, training and other personnel expenses	1.0	1.4
Transportation and shipping	6.1	7.1
Bank charges and fees	1.0	1.2
Insurance	3.3	3.5
Other services	27.1	38.5
Total	**554.1**	**605.7**

The main item included in service costs are analysed below:

- *consulting services, free-lancers and services*: the most significant items are artistic services for EUR 76.6 million (EUR 85.6 million in 2001), television filming for EUR 9.9 million (EUR 15.1

million in 2001) and journalism services equal to EUR 6.3 million (EUR 7.1 million in 2001); the remaining part is mainly attributable to professional and technical performances;

- *emoluments to directors and statutory auditors*: these include fees paid to directors totalling EUR 1.7 million (EUR 1.7 million in 2001) and statutory auditors amounting to EUR 0.5 million (EUR 0.4 million in 2001). Total fees for 2002 to directors and statutory auditors of the parent company for performance of duties for other Group companies included in consolidation amounted to EUR 0.6 million (EUR 1.0 million in 2001) and EUR 0.3 million (EUR 0.2 million in 2001), respectively;
- *fees and commissions*: these mainly refer to fees paid to agencies and media centres in relation to the sale of advertising space;
- *SIAE/AFI/SCF/IMAIE rights*: these are the payments made to the said associations for the use of intellectual property under their protection. The total amount includes the costs for meeting the rules regarding copyright (fair payment);
- *production services*: these decreased by EUR 3.0 million with respect to 2002 mainly as a result of costs capitalised regarding the production of home-grown serial dramas;
- *publishing rights and guaranteed minimums*: this item includes rights paid for the sale of advertising on bill posters and Internet portals under concession.
- *advertising space and external relations*: this item includes the external relations business by Publitalia '80 S.p.A., besides including the purchase of advertising space from third party publishers for the promotion of the Group's activities.
- *brokerage fees*: the change with respect to the previous year is attributable to fees paid to Beta Film GmbH for its cinema brokerage and distribution activities carried out within the Joint –Venture between the Mediaset Group and Kirch Group, which was terminated on September 2001.

Leasing and rental

This item may be analysed as follows:

	2002	2001
Real estate rentals	23.8	23.2
Royalties	11.5	16.6
Signal broadcasting and transmission	18.7	19.9
Rentals and leases	30.0	30.9
Total	**84.0**	**90.7**

Property rentals consist of lease payments for the companies' premises and signal broadcasting stations.

Royalties primarily consist of licensing royalties on television productions amounting to EUR 6.8 million (EUR 11.0 million in 2001); this item also includes market rate royalties for the us of the "Biscione" trademark owned by Fininvest S.p.A.

Rent and leasing costs are for the use of studios, television equipment and motor vehicles.

Personnel expenses

During the year, the following changes occurred in the personnel levels of the Group companies:

Mediaset Group Workforce	01/01/2002	31/12/2002	Average
Managers	295	301	298
Middle managers	614	650	638
Office staff	3,132	3,146	3,163
Manual workers	61	-	-
Journalists	294	296	300
Total (without Epsilon Group)	**4,396**	**4,393**	**4,399**

Personnel expenses for the workforce above went from EUR 284.5 million in 2001 to EUR 300.2 million in 2002 with an overall increase of EUR 15.7 million (5.5%) which reflects both remuneration policy and the impact of new contracts starting from the second half of last year. These expenses can be broken down as follows:

	2002	2001
Ordinary pay	155.8	149.0
Overtime	4.8	5.2
Special benefits	31.0	25.4
Christmas and summer bonuses	23.2	22.5
Accrued holiday pay	1.1	2.2
Total wages and salaries (without Epsilon Group)	**215.9**	**204.3**
Social security contributions	61.6	58.8
Employee severance indemnity	16.2	20.4
Pension benefits and similar obligations	0.3	0.1
Other expenses	6.3	0.9
Total personnel expenses (without Epsilon Group)	**300.2**	**284.5**

Amortisation, depreciation and write-downs

Details on the amortisation of intangible assets and the depreciation of tangible assets, as well as the relevant write-downs, are provided in the tables analysing the changes, and are commented upon in the section of these notes devoted to ***fixed assets***.

- As to ***intangible assets,*** it should be noted that with respect to the same period in the previous year, the effect of the deconsolidation of the Epsilon Group, resulted into an overall reduction of amortisation equal to EUR 4.0 million, mainly attributable to overall net goodwill amortisation quota that the Joint-venture operation had determined on the Mediaset Group (EUR 2.9 million in 2001).

The item ***provision for doubtful receivables*** represents the change for the year necessary to bring the value of receivables in line with their estimated realisable value.

Provisions for risks and other provisions

The most significant components of ***other provisions***, which are shown net of utilisations, are accruals for risks regarding disputes with employees and litigation (which arose in the period following Mediaset S.p.A.'s market flotation and are, thus, not covered by the guarantee issued by Fininvest S.p.A.), and for risks and loses caused by the inability to recover contractually established artist's fees through television productions.

Sundry operating costs

This item may be analysed as follows:

	2002	2001
Television concession fee	18.8	18.6
Tax charges	4.2	4.8
Other	15.1	33.0
Total	**38.1**	**56.4**

Financial income and charges

This item may be analysed as follows:

	2002	2001
Income from equity investments		
Dividends	0.2	1.5
Other financial income:		
From receivables included in fixed assets	0.1	0.2
From securities included in fixed assets	-	-
From securities included in current assets	10.2	13.6
Other income:		
Interest on bank accounts and deposits	5.8	3.7
Foreign exchange gains	77.4	50.7
Interest on trade receivables	0.5	0.8
Other	4.2	6.5
Total income	**98.4**	**77.0**
Interest and financial charges:		
Interest on bank accounts	-	-
Interest on short-term loans	(18.3)	(20.5)
Foreign exchange losses - third parties	(73.2)	(51.1)
Interest on advances and discount	(1.7)	(0.7)
Interest on trade payable	(0.2)	(0.1)
Other financial charges	(10.7)	(19.4)
Total charges	**(104.1)**	**(91.8)**
Total financial income and charges	**(5.7)**	**(14.8)**

Income from investments includes the dividends paid during the year by Publieuros Ltd. The amount at December 31st, 2001, equal to EUR 1.5 million, included dividends paid by E.I.S. S.p.A. and Olivetti S.p.A.

Other financial income includes the gains made with respect to stabilisation operations regarding the Mediaset stocks, equal to EUR 3.5 million (EUR 2.9 million in 2001).

Other financial charges include:

- costs connected to the stabilisation of Mediaset stocks for EUR 1.7 million (EUR 7.5 million in 2001);
- write-down of own shares of EUR 2.0 million regarding the adjustment of the book value to the value of exercising the right of option for own shares allocated to approved Stock Option Plans (EUR 3.1 million in 2001);
- capital losses incurred by Mediaset Investment S.a.r.l. totalling EUR 6.1 million on the sale of shares for EUR 1.1 million (EUR 1.7 million in 2001) and the charge generated by the valuation of the securities portfolio at market price, equal to EUR 5.0 million (EUR 4.4 million in 2001).

Foreign exchange gains and foreign exchange losses resulted in a net income of EUR 4.2 million (EUR 0.4 million loss at December 31st, 2001). This amount can be attributed to the market valuation of hedged exchange risk at December 31st, 2002 and the valuation of hedged foreign exchange liabilities.

Adjustments to the value of financial investments

Write-ups of investments

This item may be fully attributed to the valuation using the net equity method of the investment in the Telecinco Group (Publiespana S.A. and Gestevision Telecinco S.A.) and includes:

- income of EUR 34.4 million representing the change in shareholders' equity of the companies belonging to the Telecinco Group, with respect to the Group's share; the dividend totalling EUR 19,9 million received by the Group has been reclassified to this item;
- a loss of EUR 20.1 million representing the amortisation of goodwill allocated to the assets of subsidiary companies. The overall gross value of this goodwill is EUR 201.5 million. EUR 74.1 million of this amount arose at the time of the purchase of 25% in the aforesaid companies by Mediaset S.p.A. in 1996 and 1997, while EUR 127.4 million arose on June 30th, 1999 when Mediaset Investment S.a.r.l. acquired a further stake of 15%. Both portions of goodwill are being amortised over ten years from the date that they arose.

Write-downs of investments

This item mainly relates to the valuation of the investments in Albacom S.p.A., Fascino P.G.T S.r.l., Press TV S.p.A. by means of the net equity method, and to the write-down of investments valued at cost. The balance at December 31st, 2002 , equal to EUR 62.1 million, specifically includes:

- the portion of losses of Albacom S.p.A. pertaining to the Group, equal to EUR 22.4 million;
- the goodwill amortisation quota of Albacom S.p.A., equal to EUR 2.2 million;
- the portion of losses of Fascino P.G.T. S.r.l pertaining to the Group, equal to 0.7 million. It can be almost entirely attributed to the goodwill amortisation quota in the year, equal to EUR 0.7 million
- EUR 1.1 million regarding the write-down of the 50% stake in affiliated company Press TV S.p.A.
- The balance also includes the following write-downs:
- EUR 31.9 million regarding the 2.28% stake held by subsidiary Mediaset Investment in Kirch Media;
- EUR 2.1 million regarding the 12.93% stake held by subsidiary Mediaset Investment S.ar.l. in TV Breizh S.A.;
- EUR 0.3 million regarding the 26% stake held by Mediaset S.p.A. in Veleno S.p.A.;
- EUR 1.4 million regarding the 3.2% stake indirectly held by subsidiary Mediaset Investment S.a.r.l. in EuroMedia Venture Fund.

Extraordinary income and charges

The above item may be analysed as follows:

	2002	2001
Income:		
Gains on disposals	0.1	30.6
Out-of-period income	2.8	1.0
Charges:		
Losses on disposals	(0.2)	(0.4)
Out-of-period expenses	(10.6)	(1.8)
Extraordinary income and (charges)	**(7.9)**	**29.4**

The change with respect to the previous year can be mainly attributed to the extraordinary income received last year for the sale of the companies belonging to the Epsilon Joint Venture and to the disposal of the equity investment in Blu S.p.A.

"Other extraordinary charges" includes charges for EUR 6.3 million relating to discounts made by Fininvest S.p.A. regarding amounts debited to Fininvest and paid by the company in prior years to companies belonging to the Mediaset group in application of the guarantee released on June 16th, 1996 and which, according to the joint recognition stipulated with Fininvest S.p.A. on December 19th, 2002, should not have been paid since they were not covered by the guarantee above.

Income taxes for the year

Current taxes, totalling EUR 293.5 million, are shown net of tax credits on dividends received for EUR 138.3 million. This item includes the 19% substitute tax, equal to EUR 65.7 million, paid, pursuant to Article 3 of Law Decree no. 358 of October 10th, 1997, by subsidiary RTI S.p.A. on the capital gain originating from the sale to Elettronica Industriale S.p.A. of the business area regarding the signal transmission and broadcasting network.

In compliance with Law 383 of October 18th, 2001, the so called "Tremonti – bis", the Mediaset Group obtained overall tax benefits, due to investments above the relevant average, for EUR 19.7 million (EUR 15.2 million at December 31st, 2001).

This item also includes the amount of EUR 158.5 million resulting from the balance between provisions and uses of deferred taxes in the year, resulting from the temporary difference between the value of assets and liabilities for tax purposes and that attributed to the same amounts with the application of statutory financial statements criteria and adjustments for consolidation. This item also includes the deferred tax benefits registered in the financial statements resulting from the extraordinary operation regarding the sale of the business area by RTI S.p.A. to Elettronica Industriale S.p.A. concerning the signal transmission and broadcasting network, for EUR 122.2 million, and by the disposal of the business area represented by activities regarding theme channels and New Media from Mediadigit S.p.A. to RTI S.p.A., equal to EUR 5.1 million.

The overall value of deferred taxation, shown in the income statement, includes the recalculation of the fund at December 31st, 2001, on the basis of tax rates in force starting from the year 2003 following the change of the IRPEG rate from 36% to 34% envisaged by Law 289 of 27.12.2002 (2003 Budget). This recalculation resulted into an overall charge of EUR 1.5 million.

for the Board of Directors

the Chairman

ATTACHMENTS

The following attachments supplement the information provided in the notes to the financial statements, of which they form an integral part:

- analysis of changes in shareholders' equity for the year ended December 31st, 2002;
- analysis of changes in intangible assets for the year ended December 31st, 2002;
- analysis of changes in tangible assets for the year ended December 31st, 2002;
- analysis of changes in financial assets for the year ended December 31st, 2002;
- consolidated cash flow statement for the years ended December 31st, 2002 and December 31st, 2001;
- reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the years ended December 31st, 2002 and December 31st, 2001;
- list of companies included in the consolidated financial statements at December 31st, 2002.

Analysis of changes in shareholders' equity for the year ended December 31st, 2002

(amounts in EUR millions)

	Share capital	Share premium reserve	Legal reserve	Reserve for company's own shares	Other reserves	Retained earnings (accumulated losses)	Profit (loss) for the period	Total shareholders' equity
Balance at 31/12/2001	**614.2**	**739.7**	**61.2**	**12.1**	**125.7**	**551.7**	**248.4**	**2,353.0**
Issue:								
rights issue	-	-	-	-	-	-	-	-
bonus issue	-	-	-	-	-	-	-	-
Allocation of 2001 net income	-	-	13.1	-	1.8	233.5	(248.4)	-
Dividends paid on 2001 profits	-	-	-	-	-	(247.8)	-	(247.8)
Other changes:								
purchase of own shares	-	-	-	15.3	(15.3)	-	-	-
capital contributions/other changes	-	-	-	-	0.1	(0.1)	-	-
Profit/(loss) for the period	-	-	-	-	-	-	362.0	362.0
Balance at 31/12/2002	**614.2**	**739.7**	**74.3**	**27.4**	**112.3**	**537.3**	**362.0**	**2,467.2**

Analysis of changes in intangible assets for the year ended December 31st, 2002

(amounts in EUR millions)

	Opening balance at 31/12/01	Changes during the year					Closing balance at 31/12/02
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs	Changes in the consolidation area	
Start-up and expansion costs	2.7	0.2	-	-	(1.0)	-	1.9
Research, development and advertising costs	2.3	-	-	-	(0.9)	-	1.4
Patents and intellectual property rights	15.1	9.2	0.3	-	(11.1)	-	13.5
Television rights	1,881.8	594.6	54.4	(0.3)	(696.5)	-	1,834.0
Brands	26.6	0.3	-	-	(9.9)	-	17.0
Concessions	0.1	-	-	-	-	-	-
Goodwill	20.5	-	-	-	(5.4)	-	15.1
Intangible assets in progress and advance payme	106.1	95.5	(62.8)	(2.5)	(3.9)	-	132.4
Other intangible fixed assets	6.3	4.8	0.3	-	(5.8)	-	5.6
Differences arising from consolidation	16.2	-	-	-	(4.1)	-	12.1
Total	**2,077.7**	**704.6**	**(7.8)**	**(2.8)**	**(738.6)**	-	**2,033.0**

Analysis of changes in tangible assets for the year ended December 31st, 2002

(amounts in EUR millions)

	Opening balance at 31/12/01	Changes during the year					Closing balance at 31/12/02
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs	Changes in the consolidation area	
Land and buildings	67.2	2.6	0.3	-	(3.2)	-	67.0
Plant and machinery	120.7	37.2	0.3	(0.6)	(31.8)	-	125.7
Industrial and commercial equipment	17.6	3.8	0.2	(0.8)	(3.7)	-	17.1
Other tangible fixed assets	19.8	7.1	1.8	(0.4)	(5.5)	-	22.8
Assets under construction and advance paymer	8.9	6.1	(3.2)	-	-	-	11.8
Total	**234.2**	**56.8**	**(0.6)**	**(1.8)**	**(44.2)**	**-**	**244.4**

Analysis of changes in financial assets for the year ended December 31st, 2002

(amounts in EUR millions)

	Opening balance at 31/12/01	Changes during the year: Purchases and increases	Changes during the year: Decreases	Changes during the year: (Write-downs) write-ups	Changes during the year: Other changes	Closing balance at 31/12/02
Investments						
Subsidiary companies:						
valued at cost	8.3	0.1	-	(3.0)	0.1	5.5
Affiliated companies:						
valued at cost	1.6	0.1	(0.1)	(0.3)	-	1.3
recorded using the equity method	294.0	0.8	-	(7.1)	-	287.7
Other companies:						
valued at cost	309.4	96.4	(97.7)	(205.6)	-	102.5
recorded using the equity method	68.2	24.4	-	(24.6)	-	68.0
Total	**681.5**	**121.7**	**(97.8)**	**(240.5)**	**0.1**	**465.0**
Other securities	-	-	-	-	-	-

Consolidated cash flow statement for the years ended December 31st, 2002 and 2001

(amounts in EUR millions)

	2002	2001
Net profit for the period	362.0	248.4
Amortisation, depreciation and write-downs	1,024.9	784.1
Provisions, net	(173.4)	129.9
Changes in net shareholders' equity attributable to minority interests	(0.1)	(0.1)
Cash flow from operations	**1,213.4**	**1,162.3**
Change in receivables	(93.9)	(145.4)
Change in prepayments and accrued income	6.6	(0.8)
Change in payables	(185.4)	(41.4)
Change in accruals and deferred income	14.4	(16.6)
Change in inventory	(10.4)	(4.8)
Change in tax payables	111.6	(53.5)
Change in employee severance indemnity	7.4	8.0
Change in other assets/liabilities	8.0	0.6
Change in working capital and other assets/liabilities	**(141.7)**	**(253.9)**
Cash generated by operations	**1,071.7**	**908.4**
Revenues from the sale of intangible assets	2.8	-
Revenues from the sale of tangible assets	1.8	1.3
Revenues from the sale of financial assets	97.8	71.3
Total revenues from disposals	**102.4**	**72.6**
Total cash generated during the period	**1,174.1**	**981.0**
Investments in rights	(648.6)	(776.0)
Investments in intangible assets	(22.8)	(45.0)
Investments in tangible assets	(56.2)	(65.5)
Investments in financial assets	(121.7)	(392.6)
Total cash (invested) during the period	**(849.3)**	**(1,279.1)**
Changes in the consolidation area	**-**	**207.7**
Rights issue	-	-
Dividends paid	(247.8)	(283.2)
Other changes in shareholders' equity	-	0.5
Change in Group shareholders' equity	**(247.8)**	**(282.7)**
Change in net financial position	**77.0**	**(373.1)**
Liquid funds/short-term securities	316.6	471.3
Financial receivables from Fininvest Group	-	-
Financial payables to banks/other financial institutions	(564.4)	(346.0)
Opening net financial position	**(247.8)**	**125.3**
Liquid funds / short-term securities	393.6	316.6
Financial receivables from Fininvest Group	-	-
Financial payables to banks/other financial institutions	(564.3)	(564.4)
Closing net financial position	**(170.8)**	**(247.8)**
Change in net financial position	**77.0**	**(373.1)**

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the years ended December 31st, 2002 and December 31st, 2001

(amounts in EUR millions)

	Shareholders' equity at 31/12/2002	Gross earnings the period ended 31/12/2002	Shareholders' equity at 31/12/2001	Gross earnings the period ended 31/12/2001
As per balance sheet and income statement of Mediaset S.p.A.	**1,817.9**	**258.6**	**1,807.1**	**262.7**
Excess of shareholders' equity, including income for the year over book value of investments in subsidiary and affiliated companies	753.9	559.0	457.6	208.4
Consolidation adjustments arising from:				
Elimination of adjustments and provisions solely of a tax nature and adoption of Group accounting policies	223.7	(266.3)	227.5	(229.7)
Elimination of unrealised intra-group gains/losses	(343.1)	(324.6)	(20.7)	10.3
Deferred taxation	18.6	135.4	(116.3)	(14.1)
Other adjustments	(2.3)	-	(0.6)	10.9
Total	**2,468.7**	**362.1**	**2,354.6**	**248.5**
Profit (loss) attributable to minority interests	(1.5)	(0.1)	(1.6)	(0.1)
As per consolidated financial statements	**2,467.2**	**362.0**	**2,353.0**	**248.4**

List of the companies included in the consolidated financial statements as of December 31st, 2002

(valori in milioni)

Companies consolidated on a line-by-line basis	Registred office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milano	EUR	614.2	
Publitalia '80 S.p.A.	Milano	EUR	52.0	100.00%
Promoservice Italia S.r.l.	Milano	EUR	2.1	100.00%
Mediadigit International S.a.r.l.	Lussemburgo	EUR	41.5	100.00%
Mediadigit S.p.A.	Milano	EUR	14.2	100.00%
R.T.I. S.p.A.	Roma	EUR	56.7	100.00%
Mediatrade S.p.A.	Milano	EUR	26.0	100.00%
Videotime S.p.A.	Milano	EUR	52.0	98.12%
Elettronica Industriale S.p.A.	Lissone (Mi)	EUR	363.2	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	EUR	67.7	100.00%

Companies consolidated using the net equity method	Registred office	Currency	Share capital	% held by the Group
Albacom S.p.A.	Roma	EUR	416.5	19.50%
Fascino Produzione Gestione Teatro S.r.l.	Roma	EUR	0.01	30.00%
Gestevision Telecinco S.A.	Madrid	EUR	92.5	40.00%
Press TV S.p.A.	Milano	EUR	1.5	50.00%
Publiespana S.A.	Madrid	EUR	0.6	40.00%
Titanus Elios S.p.A.	Roma	EUR	29.5	30.00%

Companies valued at cost	Registred office	Currency	Share capital	% held by the Group
Auditel S.r.l.	Milano	EUR	0.0	30.00%
Beigua S.r.l.	Milano	EUR	0.05	24.50%
Class Financial Network S.p.A.	Milano	EUR	0.6	9.94%
Consorzio Aeromobili Fininvest (Cafin)	Milano	EUR	0.5	45.00%
E.I.S. S.p.A.	Sesto S. Giovanni (Mi)	EUR	0.5	10.00%
Epsilon TV Production S.r.l.	Milano	EUR	0.08	100.00%
Euromedia Luxembourg Two S.A.	Lussemburgo	USD	42.5	11.76%
HOPA S.p.A.	Brescia	EUR	709.8	2.73%
International Media Services Ltd. in liquidazione	Malta	EUR	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	EUR	55.3	2.28%
Mediaset Ireland Ltd.	Dublino	EUR	0.00005	100.00%
Publieuros Ltd	Londra	EUR	8.0	100.00%
Radio e Reti S.r.l.	Milano	EUR	1.0	10.00%
Talk Show S.r.l. in liquidazione	Roma	EUR	0.05	100.00%
TV Breizh Nantes S.A.	Nantes (Francia)	EUR	0.04	14.34%
TV Breizh S.A.	Lorient (Francia)	EUR	15.0	12.93%
Veleno S.p.A. in liquidazione	Milano	EUR	5.0	26.00%

MEDIASET GROUP

2002 Annual Report

Report of the External Auditors

Deloitte & Touche

AUDITOR'S REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE OF FEBRUARY 24, 1998, N. 58

To the shareholders of
MEDIASET S.p.A.

We have audited the consolidated financial statements of Mediaset S.p.A. as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Auditing Standards recommended by Consob, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The financial statement at December 31st, 2002 of a subsidiary company, which closes its financial year as of March 31st, were examined by other auditors who drafted a report on the limited audit procedures performed. The financial statements of a subsidiary company were examined by other auditors who supplied their report. Our opinion as expressed in this report on the above shareholdings that account for 87.8% and 5.2% respectively of investments and total assets, is partly based on the reviews conducted by other audit firms. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by law, reference should be made to the auditor's report issued by us on April 5th, 2002.
In our opinion, the consolidated financial statements present fairly the financial position of the Company as of December 31, 2002, and the results of its operations for the year then ended in accordance with the Italian regulations governing financial statements.

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, March 31st, 2003

This report has been translated into the English language solely for the convenience of international readers

MEDIASET S.p.A.

2002 Annual Report

Board of Directors' Report on operations

MEDIASET S.p.A.

Financial Statements as of December 31st, 2002
Report on Operations

Dear Shareholders,

We submit for your examination and approval the financial statements for the year ended December 31st, 2002, which close with a net profit of EUR 258,641,417.33 after amortisation, depreciation and write-downs of EUR 154,635,858 and income tax provisions of EUR 143,345,723, net of deferred tax liabilities of EUR 1,345,928

The economic results of your Company reflect its positive performance as the holding company of the Mediaset group and show a substantial continuity compared to the results achieved over the past year, though with a different proportion between the operating result and the result of financial and investment activities.

If the operating result decreased over the past year as a consequence of the sharp drop in operating revenues due to a reduced use of the library which is still recorded among corporate assets, the result of the financial and investment activities improved compared to 2001 following the lower write-downs made this year on the value of investments in subsidiary companies. The Group associated with your Company was able to effectively fight the persisting trend of Western economy of slowing down for the second consecutive year, a trend that caused a generalised decrease in advertising investments. As a matter of fact, as it had already done in 2001, this year too, Mediaset equalled the exceptionally high result in terms of advertising sales that it had recorded in 2000, a year which was characterised by an extraordinary boom in advertising investments. Moreover, the company further improved on the record audience shares registered by its networks in 2001, a year when the primary objective of maintaining high profitability standards and high cash generation capacity obliged Mediaset to take resolute action to reduce operating costs in television activities.

The economic results achieved during the year repay the efforts that the Mediaset Group made - starting from the second half of 2001, when a negative economic period was coming – to efficiently co-ordinate and implement good trade and publishing strategies, thus increasing the competitive advantage acquired on the reference market. In the planning of such strategies, a decisive role is attributable to the ability of Mediaset to understand – in advance compared to the general perception – that the slowdown of economic activities, the drop in stock markets and the 2001 crisis of the New Economy were all signs of a structural crisis. All these elements existed well before the terrorist attacks of September 11th and they were accentuated by these events that introduced a further component of uncertainty.

For the second consecutive year, Italy recorded a substantial decrease in advertising investments referring to the so-called *classic area*, which according to Nielsen data, were reduced by 3.5% over 2001.

Also in 2002 the evolution of the advertising market reflected a generalised prudential attitude in a variety of activity sectors. A substantial stability characterised the main macro-sector of consumer goods and the car industry while important signs of recovery came, for instance, from the sectors of tourism and journeys. Industries such as telecommunications and finance continued to show their weakness and the longed-for promotional campaigns for new

telecommunication technologies (UMTS and ADSL connections) as well as the institutional campaigns of the recent merger operations in the insurance and bank industries were postponed, hopefully only to 2003.

Television is still considered by far as the most attractive medium when planning communication campaigns and the launch of new brands due to the undisputed central role that it plays in consumption habits. This was confirmed also in 2002 by the constantly growing figures of total audience shares and the average time spent by TV viewers in front of its screen. In 2002 television was the only medium that did not to follow the generalised decreasing trend of media. According to Nielsen estimates, it even recorded a slight 0.5% progression over 2001.

The **gross advertising sales of Mediaset Networks** maintained in 2002 the same levels achieved in 2001 and especially in 2000, thanks to a progressive acceleration in the second half of the year, in line with expectations. More specifically, in the last quarter, a 5.6% increase was recorded that made it possible to compensate for the slowdown which had predictably characterised the first months of the year that still recorded growth rates with respect to the same period of 2000.

As for **results in terms of audience share**, 2002 was but one more record year for the Mediaset Networks, thus confirming the structural growth of the past three years.
In the average of the day, the Mediaset Networks substantially maintained the same share as in 2001, equal to 42.9% in a year when RAI, in spite of the Football World Cup, decreased its audience share from 47% down to 46,4%. In Prime Time, the Mediaset Networks achieved astounding share results in 2002, permanently higher than 44%, which is the best result since 1998 and increasing for the third consecutive year. The result achieved by Mediaset Networks in the commercial target (15-64) outperformed for the first time the result obtained by RAI Networks.
In the time bracket with the highest audience share, Canale 5 maintained its position as the first Italian network; completing the repositioning process which was started in 2002, Italia 1 became the third Italian network, outperforming Rai 2 for the first time in Auditel history and Retequattro confirmed its success story as a strategic network on the group of older TV viewers, who are traditionally oriented towards RAI programmes.

The Mediaset Group obtained these remarkable results in a year when it was resolutely and successfully pursuing a plan to **reduce television costs**. Their slight increase can be considered as absolutely negligible, especially with respect to the audience share they produced. This policy made it possible to absorb the physiological increase in personnel costs and in amortisation, depreciation and write-downs, since these could not be reduced during the year, especially with reference to the amortisation of television rights.
This action brought about a careful and continuous policy on the schedules of the networks for greater optimisation and effectiveness. The most effective action was taken in news programmes, while maintaining their quality and service orientation, and especially in entertainment programmes due to the shorter preparation time which is typical of this genre. This operation was implemented by reducing both production volumes and average costs and, especially in Prime Time, the less profitable products were replaced by other products with lower unit costs and integrated with a more frequent use of the library for already existing programmes and rights. Especially in Day Time and in the periods when advertising concentration is lower, original products were often replaced by re-edited products, an operation that had no negative effects on the audience share.

Mediaset looked for maximum efficiency also as far as **investments** in rights were concerned, so as to make a better selection of the products purchased and to promote a change in the recent years' trend aiming at a progressive normalisation of amortisation and investments starting from 2003 and, in any case, in the medium run. In 2002 the total value of purchases dropped by about EUR 126 million over the previous year. In the meantime, Mediaset aimed at safeguarding the know-how it acquired in the fiction production sector, increasing its commitment especially in long serials which guarantee better scale economies and promotes processes of TV viewers' loyalty and identification.

In 2003, Mediaset, which was already the major shareholder of the **Telecinco Group** with a 40% stake, following the agreement signed in December 2002 with the Correo Group, will acquire a further 12% share in the capital of the Telecinco Group – which means it will become the absolute majority shareholder - taking advantage of the new Spanish Law on limits to media ownership. This operation will enable Mediaset to strengthen its presence in Europe and to have a greater impact on the operational management of a Group that in recent years has become one of the most profitable television companies in Europe thanks to the implementation of the business model that Mediaset contributed to introduce.

Dear Shareholders,

Before continuing with our comments to the operations, we communicate that required by CONSOB provisions.

Under CONSOB resolution (Communication dated 20/02/1997, Prot. DAC/RM797001574), a list of the directors and relevant powers is provided:

Chairman

Fedele Confalonieri (*)	has powers of ordinary and extraordinary administration within the maximum limit of EUR 12,911,422.48 per single operation, with the exclusion of those powers which, under article 21 of the Articles of Association, exclusively belong to the Board of Directors. According to the Bylaws, the Chairman is the legal representative of the Company with respect to third parties and in court.

Deputy Chairman

Pier Silvio Berlusconi (*)	pursuant to the Statute, the Deputy Chairman replaces, as legal representative of the Company, the Chairman when he is absent or subject to an impediment, and he acts as legal representative of the Company with respect to third parties and in court. The fact that the Deputy Chairman acts as legal representative shows in itself the absence or impediment of the Chairman and keeps third parties exempt from any verification or responsibility thereon.

Managing Director

Giuliano Adreani (*) has powers of ordinary administration, within the maximum limit of EUR 5,164,568.99 per single operation, with the exclusion in any case of the granting of loans and of the powers which, under article 21 of the Articles of Association, exclusively belong to the Board of Directors and those which belong to the Chairman. Under the Bylaws, the Managing Director is the legal representative of the Company with respect to third parties and in court.

Directors

Franco Amigoni
Tarak Ben Ammar
Marina Berlusconi
Pasquale Cannatelli
Enzo Concina
Maurizio Costa
Mauro Crippa
Gilberto Doni
Bruno Ermolli
Marco Giordani
Alfredo Messina
Jan Mojto
Gina Nieri (*)
Roberto Ruozi
Claudio Sposito (*)

(*) *Member of the Executive Committee*

In line with CONSOB Regulation no. 11971 of May 14th, 1999 (article 79) and subsequent amendments, we report the following information with regard to shares held by directors and Statutory Auditors of the Company and its subsidiary companies, according to criteria included in **TABLE 3)**, as provided by attachment 3c) of the aforementioned regulation.

Mediaset S.p.A.

Shares held by directors, statutory auditors and general managers

Full name		Invested company	Number of shares held as at 31/12/2001	Number of shares purchased	Number of shares sold	Number of shares held as at 31/12/2002 (*)
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	954,400	27,000	-	981,400
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	317,100	-	-	317,100
Amigoni Franco	B. of Dir.		-	-	-	-
Ben Ammar Tarak	B. of Dir.		-	-	-	-
Berlusconi Marina	B. of Dir.		-	-	-	-
Berlusconi Pier Silvio	B. of Dir.		-	-	-	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	56,500	3,500	3,500	56,500
Concina Enzo	B. of Dir.		-	-	-	-
Costa Maurizio	B. of Dir.		-	-	-	-
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	102,600	5,000	12,000	95,600
Doni Gilberto	B. of Dir.	Mediaset S.p.A.	178,300	-	-	178,300
Ermolli Bruno	B. of Dir.		-	-	-	-
Giordani Marco	B. of Dir.		-	-	-	-
Messina Alfredo	B. of Dir.		-	-	-	-
Mojto Jan	B. of Dir.		-	-	-	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	143,100	-	-	143,100
Ruozi Roberto	B. of Dir.		-	-	-	-
Sposito Claudio	B. of Dir.	Mediaset S.p.A.	34,200	-	-	34,200
Frattini Achille	Int. Aud.		-	-	-	-
Giampaolo Francesco Antonio	Int. Aud.		-	-	-	-
Perotta Riccardo	Int. Aud.		-	-	-	-
Galliani Adriano	B. of Dir.	Mediaset S.p.A.	170,500	-	170,500	-

(*) Drafted based on information provided by the people involved and inclusive of assigned, purchased or subscribed shares as reported in Table no. 2 of the notes to the Financial Statements.

THE GENERAL ECONOMIC SITUATION

In 2002 the international macroeconomic situation showed a progressive reduction in the recovery expectations that had been fostered by the growth in the US economy in the first quarter of the year. The international economy continued to be affected by the prolonged uncertainty period which characterised the geopolitical situation following the tragic events at the end of 2001, events that had a negative impact on the beginning of a new period of sustained economic recovery.

More specifically, the difficulties of the US economy, that recorded a reduced 2.4% growth in GDP and the subsequent, progressive depreciation of the US dollar, slowed down the growth expectations of the European economy in general and therefore that of Italy as well.

In Italy, the reduced growth rates – which are clearly evident in GDP results (+0.4%) – reflected the slow evolution in both household consumption (+0.4%) and investments (+0.5%). The slow evolution in consumption was also determined by consumers' perception that retail prices had increased – especially due to the introduction of the Euro – more than was actually the case (+2.5%). Furthermore, the effects were felt of a considerable reduction in available income, associated with the general evolution of financial markets, that caused prudential attitudes when expenses were to be decided while the purchase of consumer durables was postponed.

In Italy, in spite of a decrease from 42.1% down to 41.6% in the total tax burden, important results were obtained in containing the public sector financial deficit that, though the economic

growth was very reduced, went from 2.6% in 2001 down to 2.3% of the GDP in 2002. This generated a remarkable improvement in the public debt / GDP ratio which decreased from 109.5% in 2001 to 106.7% in 2002.

FINANCIAL RESULTS

We shall now look at the company's economic and financial results for 2002.

Economic results

A summary of Mediaset's income statements is provided below, with comments and comparisons with the results for 2001:

(EUR millions)

	2002	2001
Total net revenues	**232.7**	**362.5**
Goods and services purchased	15.5	17.9
Personnel expenses	18.4	15.2
Amortisation, depreciation and write-downs	156.9	227.7
Other operating costs	11.0	15.9
Total operating costs	**201.8**	**276.7**
Operating profit	**30.9**	**85.8**
Income/(charges) from investments	351.6	310.9
Interests and other financial income/(charges)	20.1	6.3
Net financial income/(charges)	**371.7**	**317.2**
Sundry and extraordinary income/(charges)	**(0.6)**	**-**
Profit (loss) before taxation	**402.0**	**403.0**
Income taxes	143.4	140.3
Profit (loss) for the year	**258.6**	**262.7**

Net revenues

Net revenues decreased by EUR 129,8 million, primarily due to the lower revenues from rental of library rights. The quality and quantity of the library owned by Mediaset S.p.A. is gradually being run down, the activity of managing and marketing television rights having been taken over by the subsidiary Mediatrade S.p.A. since 1999. A one-year contract was signed during this year with this company for hiring the remaining television rights through which a payment of EUR 220.0 (over EUR 351.2 million in 2001) will be made to your company. This amount makes up nearly all the net revenues of Mediaset S.p.A.

Operating costs

Also operating costs decreased considerably from EUR 276.7 million in 2001 to EUR 201.8 million in 2002.

The main reason for this decrease is the decrease in the item *amortisation, depreciation and write-downs* (EUR 156.9 million in 2002 over EUR 227.7 million in 2001), a direct consequence of the reduction in the rights library previously mentioned.

In 2002 *personnel expenses* amounted to EUR 18.4 million. Compared with 2001 amounts, the increase of EUR 3.2 million is attributable to the increase in the average number of employees and to the effects of the wages policy.

Operating profit

The greater reduction in net revenues over operating costs led to a negative variation in operating profit equal to EUR 54.9 million.

Financial income / (charges)

Financial management, which is a characteristic of your company's role as holding company in the Mediaset Group, shows a positive result in 2002 for a total amount of EUR 371.7 million with a 54.5 million growth over 2001.

This item mainly includes two components: the *result from equity investment operations,* which includes the dividends received by subsidiary and affiliated companies and the relative depreciation share, and *other financial income / (charges*), associated with the financial management essentially linked to the "in-house banking" role played by your company to support the activities of its subsidiary companies.

- The *result from equity investment operations,* for a total amount of EUR 351.6 million, shows an increase of EUR 40.7 million over 2001.

  This evolution is primarily attributable to the decrease in the amount of write-downs of equity investments (minus EUR 109.9 million) which, compared to the previous year – has been strongly and negatively affected by the extraordinary write-down of the company Mediaset Investment S.a.r.l., following the provisions it made for its shareholding in Kirch Media; also the write-downs of shareholdings in other subsidiary and affiliated companies had an impact on the total amount of write-downs: Mediaset Investment S.a.r.l. for EUR 29.3 million, Mediadigit International S.a.r.l. for EUR 11.9 million and Albacom S.p.A. for EUR 9.9 million.

  Conversely, the dividends received by subsidiary and affiliated companies decreased by EUR 69.2 million, primarily due to the decrease in the dividends distributed by both the subsidiary company R.T.I. S.p.A. (EUR 138.5 million in 2002 against EUR 219.6 million in 2001) and the affiliated company Gestevision Telecinco S.A. (EUR 4.3 million in 2002 against EUR 18.0 million in 2001). This decrease was partially offset by the increase in dividends distributed by the parent company Publitalia '80 S.p.A. (EUR 100.0 million in 2002 against EUR 62.0 million in 2001) and by International Media Services Ltd. (EUR 17.9 million in 2002, while no dividends were distributed in 2001).

- The second important aspect in the financial operations is at the item *interest and other financial income / (charges)* which in 2002 rises to an amount of EUR 20.1 million, over EUR 13.8 million in 2001.

  The Financial Management of the Holding company, mainly through current account relations with the Italian subsidiary companies, conducts a service of centralised management of the financial operations, the main results of which are represented by the following items:

  – *Income and charges towards subsidiary companies:* these substantially refer to interest income and charges accrued on the inter-company current account just mentioned;

income increased from EUR 41.7 million in 2001 up to EUR 47.7 million in 2002, thus recording a EUR 6.0 million rise; also charges increased from EUR 13.4 million in 2001 to EUR 10.8 million in 2002;

- *Income and charges towards others*: interest and financial income / (charges) moved from a negative balance of EUR 24.2 million in 2001 to a balance that – though still negative has considerably improved – of EUR 17.2 million in 2002;
- *Income from the management of exchange rates* : this item substantially refers to the result of hedging activities on foreign exchange rates. It closed with a positive balance of plus EUR 0.4 million in 2002, against plus EUR 2.2 million in 2001.

Profit before taxation and tax on earnings

The pre-tax result totalled EUR 402.0 million, substantially in line with that of the previous year.

Taxes amounted to 143.4 million, with a tax rate at 35.7%.

Profit for the year

The profit for the year amounted to EUR 258.6 million in 2002, with a decrease of EUR 4.1 million compared to EUR 262.7 million in 2001.

Balance sheet and financial position

(EUR millions)

Balance sheet summary	**31/12/2002**	**31/12/2001**
Investments and other financial fixed assets	982.9	1,123.6
Television rights	261.5	414.4
Other intangible and tangible fixed assets	9.0	3.4
Net working capital and other current assets/liabilities	162.1	45.2
Provision for employee termination indemnity	(4.2)	(3.6)
Net invested capital	**1,411.3**	**1,583.0**
Net financial position	**406.6**	**224.1**
Net shareholders' equity	**1,817.9**	**1,807.1**

Sources and applications	**2002**	**2002**
Cash flow from operations	**332.0**	**614.6**
Total investments incl.:	**(143.1)**	**(164.3)**
financial fixed assets	(135.9)	(153.1)
intangible/tangible fixed assets	(7.2)	(11.2)
Share capital increases	**-**	**-**
Dividends paid	**(247.8)**	**(283.2)**
Other changes affecting cash flow	**241.4**	**(40.1)**
Net cash flow	**182.5**	**127.0**

Net invested capital

At December 31st, 2002, this totalled EUR 1,411.3 million compared to EUR 1,583.0 million at December 31st, 2001; the most significant component of net invested capital is *investments and other financial fixed assets* which amounted to EUR 982.9 million; the EUR 140.7 million decrease in this item since the previous year is primarily due to the value reduction of the subsidiary company Mediaset Investment S.a.r.l., partially compensated for by the capitalisation of the companies Mediadigit International S.a.r.l. and Albacom S.p.A.

The item *television rights* fell sharply (EUR -152.9 million) since December 31st, 2001, as a result of the decrease in the operations linked to the aforementioned management of television rights that, with the write-down of the still existing rights equity, was no longer counterbalanced by new investments.

Shareholders' equity

Shareholders' equity increased from EUR 1,807.1 million at December 31st, 2001 to EUR 1,817.9 million at December 31st, 2002; the increase of EUR 10.8 million is mostly due to the positive balance between net profit for the year of EUR 258.6 million and the allocation for the payment of dividends for an amount of EUR247.8 million.

Net financial position

The net financial position, which was in positive territory at EUR 224.1 million at December 31st, 2001, once again shows a positive position as of December 31st, 2002, at EUR 406.6 million. This significant improvement (EUR +182.5 million) is mostly due to having received dividends distributed by subsidiary and affiliated companies, partly offset by funds used for equity investments and for the payment of dividends.

INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES

Within the Mediaset group and with reference to all the areas of operating, in 2002 the following main company operations were performed by your company either directly or through its subsidiary and affiliated companies.

Television operations

On July 2nd, 2002, the Board of Directors of Mediaset S.p.A. launched a **plan for the evolution of corporate organisation** with a view to adjusting the corporate structure to the new law provisions on terrestrial digital television (Law no. 66 of March 20th, 2001 and subsequent enforcement rules) and to promote a further improvement on management efficiency through a greater integration with the television and multimedia activities that depend on the subsidiary company R.T.I. S.p.A. through the following corporate operations:

- **Transfer from R.T.I. S.p.A. to Elettronica Industriale S.p.A.**, a company 100% held by R.T.I. S.p.A., of the **business division "Signal transport and diffusion network"**, which consists of the management and development of the 1,744 technological towers scattered throughout the Italian territory for the transport and diffusion of television and other signals. This operation was finalised on **December 31st, 2002** and its legal effects came instantly into force. As a consequence, a capital increase was performed from EUR 5.2 to EUR 363,2 million, decided on December 13th, 2002, by the General Assembly of

Elettronica Industriale S.p.A. This was made through the transfer by the company's single shareholder, R.T.I. S.p.A., of the aforementioned business division, whose value of EUR 358 million was established by an expert appointed by the President of the competent court who did an assessment in compliance with articles 2343 and 2440 of the Italian Civil Code;

- **Acquisition by R.T.I. S.p.A. of the operations referring to theme channels and New Media** (including the 9.94% stake held in Class Financial Network S.p.A.) which are currently managed by **Mediadigit S.p.A.**, a company indirectly 100% held by Mediaset S.p.A. This transaction was finalised through a deed of assignment signed on **December 19th, 2002**, following the resolution of the General Assembly of Mediadigit S.p.A. on November 21st, 2002, based on an acknowledged value for such operations of EUR 26.1 million and on shareholders' equity at August 30th, 2002, and confirmed by an estimate made by an independent expert, subsequently rectified to EUR 20 million based on shareholders' equity at December 31st, 2002;
- **Merger by incorporation of Mediatrade S.p.A. into the parent company R.T.I. S.p.A.**. This operation was finalised by an agreement signed on **December 11th, 2001**, following the resolution of the Extraordinary Assemblies of the two companies that on October 3rd, 2002 had approved the merger. This operation will produce legal, economic and tax effects starting from January 1st, 2003.

Within this plan, the Board of Directors of Mediaset S.p.A. also decided – as far as this was in its power - to go ahead with the disposal of the affiliated company S.p.A., where a 26% share is held; the winding up and disposal of this company was decided by the General Assembly (Mediaset S.p.A. 26%, Mondadori 24%, Treefinance 24%, Medusa S.p.A. 24%) on October 17th, 2002.

- On **June 24th, 2002,** an agreement was also finalised for the **merger by incorporation of RTI Music S.r.l. into the parent company R.T.I. S.p.A.**. This merger was approved by the General Assemblies of both companies respectively on April 17th and 18th, 2002. This merger produced legal effects starting from July 1st, 2002.
- On **December 16th, 2002,** Mediatrade S.p.A. acquired from Kirch Media GmbH & Co KgaA a 50% stake in **Epsilon Tv Production S.r.l.,** a company belonging for the remaining 50% share to Mediaset Investment S.a.r.l. This company works on a non exclusive basis in the industry of international production and co-production of television rights. This operation was performed based on an amount of EUR 42,754 corresponding to the par value of the stake acquired. Previously, on April 22nd, 2002, the General Assembly of Epsilon Tv Production S.r.l. had decided that hedging should be provided for the loss recorded in the financial statements at December 31st, 2001, equal to EUR 324,491.69. This could be achieved by reducing to zero the share capital of EUR 10,000 and simultaneously by asking shareholders in the pro-quota to give up their receivables – for a residual amount of EUR 314,491.69 – for the payment of interest on the financing they had granted when the company was set up, totalling EUR 9 million. This Assembly had also decided that the share capital should be re-established and increased to EUR 85,508. The share capital should be subscribed and paid in pro-quota by shareholders by means of their partial waiving and subsequent allocation to share capital of the corresponding amount of the portion of the aforementioned receivables.

International television operations

- On **April 8th, 2002, Kirch Media GmbH & Co KgaA**, an affiliated company in which Mediaset Investment S.a.r.l. held a 2.28% share, could no longer cope with a liquid assets crisis which had worsened in the first months of 2002. Therefore, the company filed preliminary bankruptcy proceedings at the competent section of Munich Court. On May 23rd, 2002, Mediaset Investment S.a.r.l., by exercising the put option granted by Taurus Holding (the parent company of Kirch Media) within the framework of the company agreements signed when the investment in Kirch Media was being finalised, accepted an irrevocable and unconditioned purchase offer that obliges Taurus Holding to buy back the above shareholding in Kirch Media for an amount corresponding to the capital paid by Mediaset Investment (EUR 202.1 million), plus interest specified in the agreement. This obligation has not been yet been fulfilled and it is now considered unlikely to be so due to the ongoing preliminary bankruptcy proceedings which have been involving Taurus Holding since June 8th, 2002.
  On June 14th, 2002, after an agreement could not be found on a possible re-capitalisation of the company, official proceedings for temporary receivership were opened against Kirch Media: Munich Court appointed an official receiver who will have to report to the Committee of Creditors. The investment bank UBS Warburg was entrusted with the co-ordination and management of a foreclosure sale by selecting the offers of potential industrial and/or financial investors for the Kirch Media assets on sale. On October 29th, 2002, Mediaset S.p.A., Lehman Brothers, Kingdom Holding and Commerzbank AG presented an offer – based on the conditions and terms dictated by UBS Warburg – for the conditional purchase of the 52.5% stake of ProsiebenSat1MediaAG and the library of television rights. After assessing the offers received, on October 30th, Kirch Media communicated that the Consortium formed by the German publishing company Bauer Verlag and the bank Hypo Vereinsbank had been selected as the subject for exclusive negotiations until December 15th - a period which was subsequently prolonged – for the disposal of such operations based on the price offered by the Consortium. According to communications, this price amounted approximately to EUR 2 million. So far, according to available information, these negotiations have not been concluded yet.

- On **May 15th, 2002,** Mediaset Investment S.a.r.l. subscribed and paid-in its share (13%) of an interest-bearing loan totalling EUR 1.0 million to cover financial requirements arising from the 2002-2004 plan of the affiliated company **TV Breizh S.A.** On November 7th, 2002, the Extraordinary Assembly of TV Breizh S.A. decided a capital increase reserved to the shareholders of Ouest France and Telegramme de Brest, shareholders of the company Ouest Info, in exchange for transfer by the latter of their 60% share in this company. At the end of this operation, the stake in Tv Breizh S.A. held by Mediaset Investment moved from 13% to 12.93%. On October 18th, 2002, Mediaset Investment S.a.r.l. paid in EUR 3,200 and, at the company's constitution stage, subscribed an 8% share in TV Breizh Nantes S.A..

- On **December 18th, 2002,** Mediaset S.p.A. and the companies belonging to the Spanish publishing group Correo, Correo Prensa Espanola S.A. and Sotelcin S.A., signed an agreement in which the Mediaset Group undertook to buy a 12% share in **Gestevision Telecinco S.A.** and **Publiespana S.A.,** companies in which the Mediaset Group and the Correo Group currently hold a 40% and 25% share respectively. The total financial investment for Mediaset will total EUR 276 million, an amount which is inclusive of a premium. This operation has not been finalised so far, not only because the usual

administrative and anti-trust authorisations have not been granted yet, but also because they are still waiting for the final approval of the new article on media in Spanish Law. According to this law, in force since January 1st, 2003, the pre-existing limit that prevented shareholders from holding shares higher than 49% in companies dealing with terrestrial national television licences will be suppressed. They are also waiting for the necessary permits by competent authorities. When this operation is executed, the shareholding composition of Gestevision Telecinco S.A. and Publiespana S.A. will be as follows: Mediaset Group 52%; Dresdner Bank, which in 2002 took over the share that previously belonged to Kirch Media, 25%; Correo Group 13%; ICE Finance BV 10%.

The agreement signed with the Correo Group also includes a project for listing Telecinco at the Stock-Exchange. This project will be carried out as soon as the market situation makes it possible. The terms and conditions of the agreement were the object of a fairness opinion by Morgan Stanley.

The agreement signed between Mediaset and the Correo Group is in line with the agreements on October 15th, 2002, between Mediaset S.p.A. and ICE Finance B.V., a company subject to Dutch law and referring to JP Morgan, that holds 10% in the capital of Gestevision Telecinco S.A. and Publiespana S.A.. Such agreements establish that – with the consensus of the Correo Group – a project will be launched for the listing of the Telencinco Group at the Stock-Exchange within December 31st, 2004. This date could be postponed until December 31st, 2007. Based on this agreement, ICE Finance also granted Mediaset a pre-emption right on its share and Mediaset gave ICE Finance an option for the sale within December 31st, 2007 of its stake in Mediaset at a price that will be the higher between the market value established by an independent expert and EUR 200 million. This option can only be exercised on condition that the Spanish law suppresses the current shareholding limit of 49%. Also this agreement was analysed by Morgan Stanley and on the whole its terms were judged fair.

Other equity investments

- On **July 3rd, 2003,** the Extraordinary Assembly of **Albacom S.p.A.** decided a capital increase for EUR 125 million, wholly subscribed and paid-in by shareholders proportionately to their respective stakes, so as to guarantee the covering of corporate financial requirements that the shareholders had already committed to during the year. This capital increase took place – for the portion which had not been paid-in as of June 30th, 2002 – through the allocation of the amounts that had previously been granted as an interest-free loan. The portion of capital increase pertaining to Mediaset S.p.A. totalled EUR 24.4 million and corresponded to the amount already paid-in as a loan. On the same date, the Extraordinary Meeting also decided a reduction in share capital for an amount of EUR 50.7 (to be performed through the suppression of a corresponding number of shares) equal to the losses incurred and not yet hedged at March 31st, 2002, arising from the economic situation approved by Albacom S.p.A. at that same date.

  On October 29th, 2002, Mediaset S.p. A. granted Albacom S.p.A an interest-bearing loan for EUR 12.5 million (paid-in in the third quarter of 2002) for the pro-quota hedging of corporate financial requirements for the remaining portion of the year closing on March 31st, 2003.
- On **July 8th, 2002,** the subsidiary company R.T.I. S.p.A. and the company of the Fininvest Group Arnoldo Mondadori Editore S.p.A. set up the company **PressTV S.p.A.** based in

Milan whose share capital was fully subscribed and paid-in for EUR 1.5 million. The company which is held fifty-fifty by the two partners is intended to develop multimedia publishing projects, among which the publication of periodicals strictly linked to successful television programmes.

- As agreed in the contract with Fingruppo S.p.A., on **December 17th, 2002,** through operations on the block market, Mediaset S.p.A. transferred its 0.45% stake in **Olivetti S.p.A.** to Holy S.p.A., a company 100% held by Hopa S.p.A. for an amount of EUR 96.4 million.
- On **December 18th, 2002,** in compliance with the agreements signed on December 6th, 2002, between Mediaset S.p.A. and Fingruppo Holding S.p.A., the reference shareholder of **Hopa S.p.A.,** Mediaset S.p.A. purchased from Fingruppo S.p.A. a 2.73% stake in the share capital of Hopa S.p.A. following the capital increase which was decided on October 31st, 2002 by the Board of Directors of Hopa S.p.A. Mediaset's investment totalled EUR 96.4 million, corresponding to an average price per share of EUR 2.58 euro. This price corresponded to the price for the subscription of the shares issued on the occasion of the said increase and supported by an out of court assessment of fairness by an independent expert. In compliance with the agreements reached, Mediaset, that acquired the shares with due date of interest from January 1st, 2003, appointed a member of the Board of Directors of the company as a member of the Executive Committee to be set up and appointed a statutory auditor.

STRUCTURE AND OPERATIONS OF THE MEDIASET GROUP

The structure of the companies directly or indirectly affiliated to Mediaset S.p.A. at December 31st, 2002, broken down by operating areas, is as follows:


COMMERCIAL TELEVISION ITALY
COMMERCIAL TV INTERNATIONAL
OTHER INVESTMENTS
ADVERTISING DIVISION
BROADCASTING AND CONTENTS DIVISION
Publitalia '80 S.p.A.
Promoservice Italia S.r.l.
R.T.I. S.p.A.
Videotime S.p.A.
Mediatrade S.p.A. merged in R.T.I. S.p.A from 1/1/2003
Elettronica Industriale S.p.A.
Mediadigit S.p.A.
Press TV S.p.A. (50%)
Telecinco S.A. (40%)
Publiespana S.A. (40%)
Publieurope Int. Ltd. (100%)
Kirch Media Gmbh & Co KgaA (2.23%)
Albacom S.p.A. (19.5%)
HOPA S.p.A (2.73%)

The structure of the Mediaset Group's operations shows how central is the role of commercial television activities which are currently concentrated especially in the Italian and Spanish markets.

The operations relating to the domestic core business can be referred to two main divisions: the Advertising division where Publitalia '80 S.p.A. is well-established and the Broadcasting and Contents division characterised by the presence of R.T.I. S.p.A.; the group is present in the Spanish market thanks to its shareholding in Telecinco S.A. and Publiespana S.A.

A comment on each business are is provided below, along with a table showing the highlights from financial statements of the major companies controlled directly or indirectly by your Company:

(EUR thousands)

	% held by the Group	revenues & income 2001	profit (loss) for the year	number of employees	fixed assets	share capital	shareholders' equity
Commercial TV - Italy							
Publitalia '80 S.p.A.	100.00%	2,160,477	64,836	770	16,190	52,000	142,855
Promoservice Italia S.r.l.	100.00%	24,060	680	2	6	2,080	3,480
R.T.I. S.p.A.	100.00%	2,008,193	459,962	1,510	908,727	56,691	713,016
Mediatrade S.p.A.	100.00%	703,831	47,865	108	1,419,137	26,000	148,923
Videotime S.p.A.	98.12%	167,669	1,522	1,243	48,502	52,010	60,450
Elettronica Industriale S.p.A.	100.00%	66,894	5,664	536	382,286	363,167	392,756
Mediadigit S.p.A.	100.00%	33,837	(3,563)	-	38	14,228	20,288
Commercial TV - abroad							
Mediaset Investment S.a.r.l. (1)	100.00%	77,058	(140,886)	4	175,820	67,647	513,169
Publiespana S.a.	40.00%	529,808	32,518	126	1,828	601	62,120
Telecinco S.a.	40.00%	519,470	52,312	721	367,417	92,521	335,583
Other investments							
Albacom Group (2)	19.50%	581,908	(133,445)	1,601	822,058	342,280	350,453

(1) figures relating to the last financial statements approved: June 30th, 2002

(2) figures from consolidated financial statements approved on March 31st, 2002

Commercial Television - Italy

Advertising division

A substantial portion of the Mediaset Group's revenues are generated from the sale television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights; sales of advertising in 2002 totalled EUR 2,468.3 million, largely unchanged over 2001, when EUR 2.467.5 were recorded; it should be noted that a slight increase was recorded in sales to third parties (+0.4%).

Publitalia '80 S.p.A., which during 2002 achieved net income of EUR 64.8 million, contributed to the result of your Company by distributing dividends for EUR 100.0 million, recording a strong growth compared to EUR 62.0 million in the previous year.

The advertising sales market, totalling EUR 7,406.8 million in 2002, fell by 3.5% over the previous year, as is shown in the table below on the performance of the individual media components:

(source: Nielsen Adex – net values)

Media	2002		2001		Change
	EUR millions	%	EUR millions	%	%
Newspapers	1,764.5	23.8%	1,894.5	24.7%	-6.9%
Magazines	1,153.3	15.6%	1,254.2	16.3%	-8.1%
Television	3,951.5	53.3%	3,932.1	51.3%	0.5%
Radio	283.9	3.8%	312.4	4.1%	-9.3%
Posters and billboards	181.4	2.4%	205.6	2.7%	-11.7%
Cinema	72.2	1.0%	73.4	1.0%	-1.4%
Total market	**7,406.8**	**100.0%**	**7,672.2**	**100.0%**	**-3.5%**

This decrease can be summed up to the negative result of 2001, thus giving a total 6.5% decrease compared to 2000; 2002 was a particularly difficult year due to the persistence of the uncertainties which characterised 2001; making a comparison with 2001, a progressively improving evolution was nevertheless to be noticed in the second part of the year.

The general downturn had the same impact on all the media, with the exception of television that largely confirmed the same level of investments as in 2001 (+0.5%).

In the television industry, Mediaset showed a constantly improving trend during the year and, in spite of the difficulties in the market, Mediaset Networks were able to turn the negative trend around, thus going from the decreases recorded until May to increasingly positive growth in subsequent months. As a consequence, the year closed in line with the exceptional results achieved in 2000 and 2001, gaining market shares in the main activity areas.

Broadcasting and contents division

R.T.I. S.p.A., directly or through its subsidiaries, is widely present in this area.

In 2002 the Company recorded net income for EUR 460.0 million, with a strong growth over EUR 139.3 million in 2001; this increase is almost entirely attributable to the extraordinary capital gains derived from the transfer operation of the business division *Signal Transport and Diffusion Network* to the subsidiary company Elettronica Industriale S.p.A.; R.T.I. S.p.A. contributed to the result for the year of the parent company by distributing dividends for an amount of EUR 138.5 million.

The Broadcasting and Contents area consists of two main types of activities:

- Activities referring to **contents** which include:
  - The management of own television networks: Canale 5, Italia 1 and Retequattro and programme scheduling;
  - The production of television programmes;
  - The acquisition and management of television rights as well as the development, production and marketing of fictions and sit-coms. These activities were carried out by the subsidiary company Mediatrade S.p.A. until December 31st, 2002;
  - Music publishing activities. These activities will be carried out until June 30th, 2003 by the subsidiary company RTI Music S.r.l. and, after that date, directly by R.T.I. S.p.A.;
  - Multimedia activities referring to theme channels, new media and content extension, which until December 31st, 2002 were entirely managed by the subsidiary company Mediadigit S.p.A.
- Activities referring to **operations** pertaining to:
  - The development of technical projects, the making of television productions broadcast on own networks, the management of television studios and equipment as a support to the television business; all these activities are performed by the subsidiary company Videotime S.p.A.;
  - Activities associated with the design, maintenance and operation of facilities for the transport and diffusion of television signals which are mainly carried out by the subsidiary company Elettronica Industriale S.p.A.

Contents Area

Management of television networks and programme scheduling

During 2002, each network broadcast 8,760 hours of programmes, for a total amount of 26,280 hours, including 12,224 hours of original programmes produced in-house.

As is shown in the graph below, in 2002 the Total Audience Share in the 24 hours exceeded 9 million people continuing on a positive trend and achieving the best result since 1998; in the past five years, we observed an increase in both the number of contacts (2002 coverage exceeded by over half million people that of 1998) and the time spent in front of television (an average of 281 minutes per day this year, respectively four minutes more than 2001 and a quarter of an hour more than 1998). This growth progressively characterised the whole year: if in spring the average number of TV viewers increased by 1.6% over the same period of the previous year, in autumn this increase accounted for 3.3% with a peak of 4.2% in October.


TOTAL AUDIENCE - 24 HOURS
individuals
8,494
8,630
8,848
8,915
9,025
1998
1999
2000
2001
2002

Mediaset closed the year with a 42.9% audience share, in full day viewing, thus confirming its leading position in the 15-64 age groups and with children.

	Full day	Prime Time	Day Time 7:00 - 2:00
Canale 5	22.6%	23.8%	22.2%
Italia 1	11.3%	12.2%	11.1%
Retequattro	9.0%	8.1%	9.3%
Total	**42.9%**	**44.1%**	**42.6%**

If your consider the most prestigious time bracket for audience and advertising sales (Prime Time), the three Mediaset networks - Canale 5, Italia 1 and Retequattro – totalled a 44.1% share, the best result since 1988 and Italia 1 became the third network in Italy for the first time ever.

The positive trend of audience shares in Mediaset Networks was even more important if compared with the progressive decrease in RAI networks: in spite of the Football World Cup, also in 2002 Mediaset was able to provide that stability that made its networks increasingly closer to those of its direct competitor.


PRIME TIME - AUDITEL YEARS
% INDIVIDUAL SHARE
49.8
49.5
49.3
47.6
45.5
44.1
41.7
41.6
42.1
43.1
1998
1999
2000
2001
2002
MEDIASET
RAI

Canale 5

2002 reasserted the central role played by Canale 5 in the Italian television system: Canale 5 was the network with the highest audience share in Prime time (23.8% vs. 23% for Rai 1) and achieved 22.6% in full day viewing, leaving Rai1 with no more than one advantage point.

Furthermore, once again Canale 5 proved its historical skill in gathering the whole family in front of television: in full day viewing, it's the first choice for men and women aged between 15 and 64 (with a 24.2% share) and the second best choice, after Italia 1, for children (with 19.8% share).

Year after year Canale5 is strengthening its vocation as a general network and is more and more connoted as the network of popular entertaining programmes, great fiction and news.

Italia 1

An extraordinary year for Italia 1 that, enjoying the results of a well-balanced mix of experimentation and creativity, ranked third in Prime Time, coming before Rai 2. In a twenty-year history it is the first time that the Mediaset network "for young people" achieves this remarkable result.

The performance is good also in full day viewing where it totalled a 11.3% share and achieved the leadership among children and young teenagers (a 26.6% share in the 4 – 14 age bracket) and was considered as the second best choice, after Canale 5, by young people aged 15-24 (with a 20.3% share).

Retequattro

Retequattro closed 2002 at 9.0% in full day viewing and 8.1% in Prime Time.

In full day viewing Retequattro's positioning was particularly good with the over-65's: with 13.3% this network ranked third, after Rai 1 and Canale 5, thus confirming its ability to draw the attention of an adult audience and to be a leader over Rai in this target.

In 2002 Retequatto continued the repositioning process launched in the previous year; it differentiated its offer by associating new products for a male public with the traditional programmes intended for a public of adult women.

Production of television programmes

In 2002 R.T.I. S.p.A. produced 46.5% (inclusive of repeats) of the television programmes broadcast by Mediaset networks.

A decrease (-16.5% over 2001) was recorded in the **number of original productions** which refers to all the sectors, with the exception of the *sports* area where a 13.6% increase was recorded over the previous year, especially due to Motomondiale (the Motorbike Championship), that accounts for 50% of the sports events broadcast by Mediaset networks.

Conversely, the most significant decrease was localised in *games / quiz shows* (-35.0%) and *music* programmes (-31.8%).

Also the total **hours of finished product** decreased over 2001: -1.9%. This drop is primarily attributable to the *news* area and to *long-series drama*.

Acquisition and management of television rights

Mediaset S.p.A. and its subsidiary companies have the most important library of television rights in Italy and one of the largest in Europe.

The activities of purchase, development and production of rights for the Italian television market are carried out by R.T.I. S.p.A. mostly through the subsidiary company Mediatrade S.p.A., which also manages the rights library.

The quantity, quality and variety of the library provide the networks of R.T.I. S.p.A. that make use of it with remarkable competitive advantage with respect to other Italian networks, including the state-owned networks.

The following table contains details of the rights library by category as at December 31st, 2002:

Description	No. of titles	No. of shows
Films	5,094	5,094
TV series	651	14,677
Telenovelas	23	3,345
Cartoons	742	22,415
Mini series	229	707
Soap operas	17	3,860
Tv movies	1,862	1,901
Various (Musicals, Entertainment, Theatre, etc..)	867	2,644
Total	**9,485**	**54,643**


Soap Opera and Telenovelas 0.4%
Cartoons 7.8%
Mini series 2.4%
TV series 6.9%
Tv movies 19.6%
Films 53.7%
Various Musicals, Entertainment, Theatre, etc....9.1%

Mediatrade manages the television rights library of the Group, which is constantly increased by purchase agreement with US Majors, international television producers and Italian film producers/distributors and in-house drama production made internally or together with leading international partners.

The Mediaset Group took steps during 2002 to further expand its rights library, reaching numerous agreements that permitted the acquisition of availability (both for the current season and for the future) of some of the most prestigious and successful films and television serials and the production of television films and mini-series of considerable prestige in their subject, cast and authors.

Music publishing

R.T.I. S.p.A. is active in the field of music publishing connected to the television activities of the Mediaset Group. In the previous years and in the first half year of 2002, this business was managed by RTI Music S.r.l., which was subsequently incorporated into R.T.I. S.p.A. This business includes the production, acquisition, management and protection of *copyright* to music tracks for audio-visual works.

R.T.I. S.p.A. also acquired music archives from RTI Music S.r.l., the so-called "Music Bank" which contains around 7,000 hours of music with own original recordings of works and around 30,000 hours of original recordings of works owned by third parties.

Operations by music publishing generated revuenues of EUR 4.5 million in the year.

Multimedia operations and content extension

Multimedia operations which until December 31st, were managed by Mediadigit S.p.A. and were subsequently transferred to R.T.I. S.p.A., refer to the implementation of theme channels, Internet services and Teletext. Their objective is to develop synergy and *brand extension* opportunities with respect to our traditional *core business* focused on television, by providing services and contents that can be distributed on different platforms (Pay TV, Internet and Telecommunications).

With reference to **theme channels**, the channels *Duel Tv*, *Comedy Life* and *MT Channel* are distributed by Stream, while *Happy Channel* is distributed on *D+*. Overall revenues generated by the distribution to the two digital platforms of these channels amounted to EUR 20.7 million in 2002, recording a slight increase over 2001 with EUR 19.7 million.

Regarding **Internet** operations, 2002 was characterised on the one hand by the consolidation of the results obtained in 2001, both in terms of users and use time, and on the other by the development of mobile telephone services (of the second and third generation).
Among the most successful areas, entertainment and news continued to play a major role with top quality products such as *TgCom* and *TgFin* (which, apart from the Internet, are available also with Teletext, Telephony and terrestrial TV). The entertainment area was dominated by *Jumpy*, *Mol* and the Web sites associated with TV programmes.
The sites owned by the Group in 2002 recorded around 100 million page views and 2.3 million single visitors per month.
In 2002 overall revenues of the Internet area of the Group, generated by advertising and service sales to third parties, amounted to EUR 8.5 million, with a EUR 7.5 million increase over the previous year.

Teletext (Mediavideo and interactive service) is a multimedia television newspaper consisting of 800 pages totally innovative in contents, graphics, operating modes. Its strengths are its user-friendliness, its offers differentiated by channel as well as its timely and rich contents developed in co-operation with partners of primary importance (Ansa, Il Sole 24 Ore).
In 2002, Mediavideo was a big publishing success with 18 million users per month covering all age brackets and both sexes and a big trade success since 48% of users access the pages containing information about companies.
The revenues for the year amounted to EUR 6.1 million, with a EUR 5 million increase over the previous year.

Content extention: in this area, it should be noted that Press TV S.p.A. was set up. This is a fifty-fifty joint-venture between R.T.I. S.p.A. and Arnoldo Mondatori Editore S.p.A. The company develops multimedia publishing projects which include the publication of a few periodicals strictly linked to successful television programmes; these include the sports weekly *Controcampo*, whose distribution started in 2002 with the beginning of the 2002/2003 Football World Cup, and many other periodicals associated with famous television programmes whose publication is expected in 2003, such as: *La macchina del tempo* (currently published by R.T.I. S.p.A.), *Amici di Maria*, and *Grande Fratello*.

Operations division

Technology for the production of television programmes

The technology for the production of television programmes (in-house production) is owned only to a minimum extent by R.T.I. S.p.A. and is mainly concentrated in the subsidiary company Videotime S.p.A., which guarantees the **maintenance** and technological **development** of production systems (studios, post-production and graphic rooms and mobile direction units).

In recent years, the emergence of digital technology has mainly affected the first stages of the television production process: production (in studio) and post production (in the editing room). The plan for the transformation into digital of all shooting and editing equipment is underway, which started in the mid-1990s and was scheduled to come to an end in the next 3 years.

During the first months of the year, analyses were carried out about the stages following production and archives operations which come before signal broadcasting, distribution and diffusion. More specifically, we are assessing how to fully profit from the editorial staff and the digital archives of the news programme Studio Aperto which has been operational since last autumn. Further diffusion of similar systems in all production areas should generate benefits associated with the integration of different process stages and the possibility of sharing common contents.

Management of the signal broadcasting network

The signal broadcasting and distribution network, owned by the subsidiary company R.T.I. S.p.A., is managed by Elettronica Industriale S.p.A. which ensures the network's **development**, in other words, the network engineering function, and **running** with round the clock maintenance and operation 365 days a year.

In December 2002 a corporate reorganisation operation was performed that included the transfer of the management and development activities of 1,744 technological towers from R.T.I. S.p.A. to its subsidiary company Elettronica Industriale S.p.A.; this transfer included all the

assets of the sites of the broadcasting network, not specifically linked to the current analogue frequencies, that is, land, technical rooms, pylons and ordinary multi-frequency systems such as antennas and operational centres for the operation of broadcasting and contribution networks.

Elettronica Industriale can now count on all the resources that, in the near future, will enable it to be a valuable candidate for the role of network operator, in compliance with Law no. 66 of March 20th, 200. Since the aforementioned transfer, Elettronica Industriale has been hosting the broadcasting facilities of important Italian broadcasters in its sites on the Italian territory. Among these, mention should be made of R.T.I. for Canale 5, Italia 1 and Retequattro, the Telepiù Group for the terrestrial channels Telepiù Bianco and Nero, many local broadcasters and mobile telephone operators.

The network of the Mediaset Group carries the signals of R.T.I.'s three commercial television networks to 99% of the country's population. This infrastructure is not only used to broadcast the signal of television programmes from the Segrate centre (**distribution** system), but also to carry "semi-finished" signals from any point on the network to the television production centres where the television programme is made (**contribution** system).

The digital transformation process of the signal **carrying network** by means of radio repeaters, completed in the second half of the 1990s, enables the Mediaset Group to fully express a highly precious potential: considering the three signal carrying modes (radio repeaters, satellite and optic fibres), there is an established broadcasting capacity that may be used for the most varied purposes, for example, also for the future Terrestrial Digital Television.

The future of the network as telecommunication infrastructure is linked to the development of the Terrestrial Digital Television, currently established by the aforementioned Law no. 66 of March 20th, 2001. R.T.I., which currently has concessions and authorisations for Italian television broadcasting, and continued its acquisition operations of frequencies from local broadcasters to support the first stages of digital broadcasting activities.

In 2002 significant projects were also carried out in the **broadcasting** area, which represents the origin of the distribution process of the television signal in Italy. The testing stage of new automation system of the assembly and broadcasting activity for the three R.T.I. commercial networks is still underway; during 2003, once the system is fully operational, it will be introduced into the production process, thus improving the quality of the current signal and reducing the risk of error connected to the great number of manual operations (e.g. , handling of the magnetic support, sequence of events, etc.).

Commercial Television – International

Telecinco Group

In 2002 advertising investments for television in Spain recorded a 1.7% increase over 2001, thus confirming the decisive and progressive increase in investments which had already appeared in the second half of 2002 and in line with the evolution expected in the second part of the year. Due to this evolution, advertising sales for 2002 showed only a slight 2.1% decrease compared to the same period of the previous year.

The evolution of gross advertising sales of Publiespana for Telecinco, totalling EUR 567.1 million at December 31st, 2002, while showing a progressive improvement in the second part of the year, recorded a 2.1% overall decrease compared to the previous year.

As to audience shares, Telecinco showed a progressive recovery in the first half of the year thanks to the new autumn programme scheduling and the excellent results achieved by some important productions. Overall results for 2002 were nevertheless strongly and negatively affected by the decrease in audience share suffered in the first half of the year as a consequence of the extremely aggressive strategy of state-owned networks. Therefore, a slight decrease was recorded over 2001. In 2002 Telecinco achieved a 20.2% audience share on full day viewing, which means a 0.8 decrease in percentage points over 2001. Also the main competitors, Antena 3 and TVE-1, showed a slight decrease in audience share; however Telecinco maintained its leadership in the commercial target with a 23.6% audience share.

The economic results of the Telecinco Group in 2002 were affected by the negative impact of advertising sales, especially in the first part of the year, More specifically, consolidated net revenues, which totalled EUR 586.5 million at December 31st, 2002, slightly decreased by EUR 6.2 million; the operating result equalled EUR 135.6 million over EUR 175.6 million in 2001, for a 23.1% operating profitability which was in any case among the best in the industry; it should also be noted that this result was also affected by the higher costs for programmes scheduling paid in order to fight the aggressive strategy of the main competitors. Net profits amounted to EUR 85.9 million, that is, minus EUR 26.3 million over 2001.

Publieurope

In an increasingly international advertising market, the Mediaset Group gave Publieurope International Ltd. the task of managing European activities with a view to achieving additional sales from new business in other countries and from constant contacts with the headquarters of multinationals.

The beneficiaries of such activities will be not only the networks of the Group - Canale 5, Italia 1, Rete 4 and Telecinco – but also all the networks which entrusted Publieurope with the sale of their advertising spaces outside their national territory, more specifically in the German and British markets.

Trade activities generated very satisfying results with time; in particular, in 2002, the total business volume of companies amounted to EUR 98.3 million while net profit totalled EUR 6.5 million.

Other equity investments

The two main stakes held by the Mediaset Group in view of implementing its diversification strategy into industries related to commercial television are as follows: a 19.5% stake in Albacom S.p.A. and a 2.73% stake in Hopa S.p.A.

In the field of land phones, in recent years **Albacom S.p.A.** has confirmed its leading role as the main Italian alternative operator specialised in high-content data, voice and Internet telecommunication services for business customers both in Italy and abroad for multinational companies working in Europe and worldwide thanks to its facilities connected to the international network of its partner BT. Since 2000 Albacom has doubled its yearly income which now totals about EUR 700 million, has increased the number of its customers from 20,000 to 200,000 and has acquired a 12.5% market share exclusively in the data transmission segment.

Despite general market difficulties and laws which are still not favouring the adequate growth and liberalisation of this industry, in the first nine months of the fiscal year closing on March 31st, 2003, Albacom confirmed the positive trend which characterised the first months of the year.

Objectives in terms of sales and gross operating profit are expected to be reached for the second consecutive year in line with corporate plans.

In 2002, Mediaset S.p.A. paid its share to cover the financial requirements of Albacom, equal to EUR 31.2 million. More specifically, EUR 18.9 million was paid as an interest-free loan and subsequently attributed to the share capital following a resolution of Albacom's Extraordinary Meeting on July 3rd, 2002 together with EUR 5.5 million already paid at December 31st, 2002. EUR 12.5 million was paid in the last quarter of 2002 as interest bearing loan in order to cover financial requirements for the current year.

The purchase of a stake in **Hopa S.p.A.**, agreed on December 18th, 2002, confirms Mediaset's strategic choice to be present in the telecommunications sector which is considered as crucial in view of the expected transformation in the years to come into terrestrial digital transmission, especially in terms of distribution and supply of broadband services, interactivity and access to end users.

The value of the stake held by Mediaset in Hopa, supported by the fairness opinion of an independent expert, includes goodwill for EUR 22.7 million with respect to the corresponding share of shareholders' consolidated equity in the financial statements approved by Hopa S.p.A.'s Board of Directors on March 11th, 2003. At December 31st, 2002 Hopa S.p.A. recorded net profit for EUR 81.4 million.

HUMAN RESOURCES

Mediaset S.p.A. is an innovative, dynamic and competitive company both for its economic, financial and equity resources and for the availability of valuable human capital which consists of the skills, knowledge and experience held and developed by its 220 employees.

Mediaset acknowledges that human resources are a key factor for its development and in-house management is based on the respect of personality and professional skills.

The attention that the Company gives to this "intangible asset" is particularly evident in the in-house policies for employee training and participation, improvement of work conditions and guarantee of equal opportunities.

Management and training policies

The growth of the Group's distinctive skills, the diffusion and organisation of know-how, the protection of individual professional abilities are the objectives of the policies pursued by the Group for planning, managing and training human resources. These objectives are concretely implemented through an integrated system of processes, methods and tools and the unfailing contribution of line managers, in terms of performance checks and empowerment of the human resources they work with.

Mediaset guarantees its human resources opportunities that enhance their professional skills and help them in their careers, in line with corporate strategic needs and individual potentials.

More specifically, with time, the company has created unique professional profiles, that cannot be found in the labour market and that can be developed only through in-house training through the application of inter-functional mobility criteria, corporate classes on the management of specific projects and a constant attention to training.

The wages policy is based on criteria of merit and flexibility; more specifically, incentive and premium systems for managers and key human resources aim at spreading the culture of performance throughout the Group as well as a philosophy of continuous improvement and constant evaluation of individual results so as to increase the value of the company.

In particular, in order to provide the Company with a real incentive and loyalty-generating tool for its employees (executives, journalists, operating unit managers or other corporate functions), a tool which could measure their commitment based on the achievement of strategic objectives, the General Assembly of April 20th, 2000 decided that an Employee Stock Option Plan would be implemented in the three-year period 2000/2002 based on the Company's own shares. An Employee Stock Option Plan Committee was thus set up, composed of three non-executive directors and supported by the Chairman of the Board of Statutory Auditors, in order to identify who would be the participants and how the plan should be managed.

In-house communication processes guarantee that knowledge and information about economy, organisation and market evolutions are equally shared and widespread. These take advantage also of Internet technologies thanks to the creation of a dedicated portal for the Company's employees, constantly updated and easily accessible.

In short, management and training policies are constantly worked out with a view to providing the Mediaset Group with the necessary skills to meet new challenges, by enhancing individual potentials and paying attention to keep talented people and key subjects who may be attracted by a labour market which is increasingly competitive and by proposing Mediaset as an "ideal place" to develop their professional and managerial qualities.

Training

The development and implementation of training projects has always been a key factor in the Mediaset Group's development strategies.

In 2002 training activities for employees were organised to meet two main objectives:

- developing managerial skills;
- maintaining high levels of professional qualification, through the updating of specific technical skills.

During 2002 training events were organised for a total of over 4,700 hours, with 115 participants.

Managerial training

The training projects intended for middle managers and executives focused on typical subjects of managerial development, such as result-oriented policies, planning and organisation, proxy and control, HR management, communication. Training programmes were based on the use of a variety of teaching methods either traditional – classrooms and workshops – or unconventional – outdoor training and individual coaching. This made it possible to obtain maximum results from the training projects.

Special attention was devoted to the training of younger employees through the implementation in 2002 of the first Young Graduates' Plan aiming at the training of this population, with progressive follow-ups, going hand in hand with their careers.

This project was carried out in the period between May and October 2002. About 31 young graduates, who had been working in the company for no more than two years, were involved from all corporate areas.

Vocational training

In this area, also in 2002, the Group committed to the implementation of several projects in compliance with the evolution of the multimedia market, the new digital technologies and the evolution of information systems for the integration with operating structures. Vocational training objectives were pursued in significant projects that involved several areas in specialised vocational training courses. "Training in languages" is an increasingly important need to qualitatively meet comparison and relationship requirements in specific technological and business areas in an international context; the most requested languages are still English, French and Spanish. Furthermore, during 2002, the Group invested in "training activities to support new technologies and information systems": more specifically, great commitment characterised the *Sap Medea* Project, which was launched in March 2002 to further integrate the operational modes shared by all the companies of the Group through the implementation of a new SAP version for administrative, financial and logistic processes. This project involved 61 employees from Mediaset S.p.A. The courses were held by 60 in-house speakers specialised in the SAP system belonging to all the Group's companies who for the occasion were trained on classroom management techniques.

Environment protection, safety and health

The social pact between Mediaset and his employees is strengthened by the policies for health and safety protection that the company developed in the framework of the laws and regulations in force in all the countries where it works. In this connection, an organisational model as well as in-house profiles and procedures were identified in order to protect the health of employees and external workers and during 2002 the Group launched training and vocational projects, putting handbooks and teaching tools online. The section of the Web site dedicated to these subjects was designed and implemented in 2002.

Furthermore, in connection with health protection and social security, the Group put the following services at the disposal of its employees:

- *Unisalute*: a complementary health protection plan for the employees of the Group's companies under the contract applying to the private television and radio industries. This plan can also be extended to the employees' families. It guarantees assistance and services in case of illness and accidents through a network of healthcare units, both private and state-owned, that are in the agreement. This plan came into force in 2002.
- *Mediafond:* a complementary pension fund on a voluntary basis for the employees of the Group's companies under the contract applying to the private television and radio industries. This fund was launched in 2001 and at December 2002 54% of Mediaset S.p.A.'s staff had subscribed.

Equal opportunities

Mediaset S.p.A. is characterised by a strong feminine component. Women account for 62% of total staff.

More specifically, the percentage of women in managerial positions is remarkable if compared to the Italian situation: women account for 21% of managers and 73% of middle managers.

	Women	Men
Managers	21%	79%
Journalists	-	100%
Middle managers	73%	27%
Office workers	72%	28%
Total	**62%**	**38%**

These figures confirm how much attention Mediaset has for women and prove that no in-house differentiation is made in terms of career opportunities between men and women. In compliance and application of the Italian law in force, Mediaset has also introduced a few elements in terms of flexible working hours in order to help parents who can thus better manage their family lives and be more available to their children. Special attention was also given to measures to facilitate connections to reach the working place more easily.

Personnel and geographic distribution

Personnel

At end 2002 there was a 14 staff increase in Mediaset. This was substantially due to the strengthening of a few holding facilities and general services of the parent company.

The table below shows how human resources are distributed based on their contract qualifications.

Workforce	**31/12/2002**	**31/12/2001**
Managers	39	32
Journalists	4	4
Middle managers	37	38
Office workers	140	132
Total	**220**	**206**

In the table below employees are classified according to age and average seniority. High seniority levels are evidence of the loyalty of employees and their identification with the business philosophy, the values and the management and development policies of Mediaset.

	Age	Seniority
Managers	45	11.6
Journalists	47	9.0
Middle managers	41	12.1
Office workers	37	9.5
Total	**39**	**10.3**

Geographic distribution

Employees are distributed in Italy at December 31st, 2002 as follows:

Milan 91%

Rome 9%

LEGAL DEVELOPMENTS IN THE TELEVISION INDUSTRY

2002 featured the decision of the Constitutional Court on the constitutional legitimacy of the temporary framework envisaged by Law 249/97 for the so called "excess networks" and the submission to the Lower House of a government bill regarding the reorganisation of the radio and television system (so called Gasparri Bill).

The Constitutional Court, with its judgement no. 466 of November 20th, 2002 stated again the constitutional legitimacy of the current temporary framework and put an end to the undetermined time scale by establishing that December 31st, 2003 is the deadline for the passage to satellite broadcasting by the so called "excess networks". However, this deadline, the Court stated, offers room to the legislator to intervene to define the modes for the conclusion of the temporary framework and is without prejudice to a different future organisation of the radio and television sector resulting from the development of terrestrial digital broadcasting and the subsequent increase of available resources.

The assumed increase is confirmed in the National Plan for the Allocation of digital Frequencies approved by the Authority of Communications at the end of January 2003, pursuant to article 1 of Law 66/01.

The Gasparri Bill, unlike previous legislation, aimed at freezing and diminishing the existing situation, introduces, for the first time, by taking into account the development of resources resulting from digital technology, a "system" regulation which is open towards the future, towards new market scenarios and the consequent convergence between the various communication sectors, which makes current antitrust constraints obsolete (20% of analog networks owned by one single subject, 30% of resources in the television industry, prohibition of contemporary ownership of television and press and television and radio, ...).

With a view to enlarging the competitive scenario to a number of new operators, connected to the cancellation of barriers between the various sectors and to the need to face international competition both in Italy and abroad, the Bill acknowledges the existing situation with reference to players active in terrestrial national broadcasting, including in the calculation of the ceiling of

20% of networks also programmes broadcast by means of terrestrial digital technique with a cover equal to at least 50% of the country.

The government project also introduces a single ceiling among all the sectors, equal to 20% of the overall resources of the communication integrated system, a progressive privatisation of RAI and a detailed discipline for the switch-over of the analogue system to the digital system.

As to the activity of the specific Authority the following should be noted:

- a few significant changes (Del. 404/02/CONS) to the Register of communication operators, among which the reduction of information obligations, regarding company structures, for companies listed at the stock exchange;
- the conclusion of the first stage of the survey, started in July, regarding the determination, for the 1998-2000 three year period, of the existence of a dominant position in the television industry. It should be noted that procedural investigations led the Authority to declare that the position of RAI and Mediaset was legitimate, since they had legitimately gone beyond the ceiling of 30% of resources in the television sector by spontaneous development.

The Ministry for Communication, in November, started a public survey "concerning the reorganisation of telecommunications" with a view to the acceptance, by July 24th, 2003, of Community directives (so called "Telecom Package") which establish a common regulatory framework for electronic communication networks and services. Contents do not fall within the area of application of these directives.

On November 29th, 2002, at the Ministry for Communication, a Self-Regulation code for the protection of children on TV was signed by the main public and private Italian broadcasters (RAI, Mediaset, La 7, MTV Italia), and by all the association of nationwide and local broadcasters (among which FRT, AerAnti, Corallo, Terzo Polo) and by the Ministry of Communication Maurizio Gasparri, who promoted the agreement.

The Code preserves the structure of the Prodi Code of 1997, and its main features are the following:

- obligations in terms of information on the side of broadcasters for a more informed vision of television products by families between 7:00 and 22:30 (also by means of the already adopted iconographic signs);
- obligations to the benefit of programmes whose vision is appropriate for families on at least one network in prime time;
- a commitment to look for solutions to make specific programmes for children on at least one network between 16:00 and 19:00;
- a better defined framework of sanctions, with the involvement of the Authority for Communications, already responsible by law.

ADDITIONAL INFORMATION PURSUANT TO ARTICLE 2428 OF THE CIVIL CODE

Research and development operations

Research and development operations were carried out in relation to the business areas handled by subsidiary companies. Our comment can be found in the **Structure and Operations of the Mediaset Group** section.

Own Shares

At December 31st, 2002 the value of own shares, purchased following the resolutions of the General Meetings held on April 20th, 2000, April 9th, 2001 and April 24th, 2002, was equal to EUR 27,438 thousand (EUR 12,084 thousand at December 31, 2001), amounting to 3,831,081 shares, 3,102,000 of which were allocated to the needs of the approved stock option plan.

During the year, in order to stabilise the share performance and for the needs of the approved stock option plan, a total of 12,180,974 shares were purchased, for an amount of EUR 127,166 thousand and 9,825,893 shares were sold for an amount of EUR 106,748 thousand. The economic effect of such transactions generated net income totalling EUR 1,362 thousand.

2000/2002 Stock Option Plan

The General Meeting held on April 20th, 2000, after pointing out the validity of the choice of providing the company with a tool to benefit and encourage employee loyalty such as the previous 1997/199 Employee Share Plan, which was concluded in 2000, deemed to promote the implementation of a 2000/2002 Stock Option plan aiming at encourage loyalty and making co-responsible the participants to the Plan in the Group's management and enhancement.

The meeting above approved the setting up of a 2000/2002 Stock Option Plan on company own shares, for employees working in the company, its subsidiaries and parent company, selected by the Shareholding Plan Committee from among executives, journalists and directors of business units (or other company qualifications) that have been carrying out relevant functions for the achievement of Group strategic results, for three years, or if the Board of Directors deems it appropriate, the implementation of similar projects on shares of subsidiary companies or companies in which the company has a direct or in direct stake.

The above 2000/2002 Stock Option plan resulted in the following allocations:

Year 1/1 - 31/12	Number of participants to plan	Option rights assigned for the purchase of company shares	Exercise price	Exercise period, only allowed in one purchase	Check of compliance with the criteria established by the Committee
2000	140	585,000	17.16	1.1.2003/30.6.2004	Rights to exercise
2001	182	1,131,500	10.39	1.1.2004/30.6.2005	Criteria not met
2001	187	3,229,000	7.26	1.1.2004/30.6.2005	Rights to exercise
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	Subject to verification of compliance with criteria

Therefore, so far option rights for the purchase of 3,814,000 company shares have been assigned, equal to 0.32% of current share capital whose obligations have been met and of 2,626,000 shares, equal to 0.22% of current share capital, whose exercise is conditioned by the verification that the obligations established by the Shareholding Plan Committee have been met.

Relationships with subsidiaries, affiliates, the parent company, associated and related companies

The following tables provide details of the relationships and economic transactions with subsidiaries, affiliates, the parent company, associated and related companies. These operations took place at normal market conditions.

(amounts in EUR thousands)

Payables from operations **Company**	**Costs + purchases tangible/intangible assets**	**Liabilities + invoices to pay**
Parent company		
Direct control		
Fininvest S.p.A.		
Rentals, directors' emol.ts, sundry services, royalties, seconded pers. & domic.	760	599
Royalties	4,650	-
Mediaset Group affiliated companies		
Gestevision Telecinco S.A.		
Sundry services	-	3
Fininvest Group affiliated companies		
Consorzio Aeromobili Fininvest		
Aircraft rentals	2,239	133
Mediaset Group subsidiary companies		
Mediatrade S.p.A.		
Sundry services, various charges, rentals, loss from disposal rights	344	181
Advances on options	-	2,055
Group VAT management VAT debt	-	9,862
Exchange, forex and valuation losses	5,616	-
R.T.I. S.p.A.		
Rentals, sundry services, administrative services, personnel training, car rental, travelling expenses	2,223	195
Advances on options	-	246
Group VAT management VAT debt	-	9,595
Current account interest	84	-
Exchange, forex and valuation losses	4,238	-
Videotime S.p.A.		
Administrative services	43	-
Sundry services	-	188
Current account interest	126	12,011
Mediadigit S.p.A.		
Exchange, forex and valuation losses	19	-
Publitalia '80 S.p.A.		
Current account interest	9,838	343,754
Sundry services, seconded personnel, royalties	31	28
Group VAT management VAT debt	-	2,425
Mediaset Investment S.a.r.l.		
Loss from stake holding valutaion	29,312	-
Mediadigit International S.a.r.l.		
Reserve for shareholding depreciation	-	14,891
Elettronica Industriale S.p.A.		
Current account interest	731	23,922
Group VAT management VAT debt	-	1,083
Epsilon Tv Production S.r.l.		
Current account interest	-	337
Promoservice Italia S.r.l.		
Advertising costs	115	351
Current account interest	31	838
Mediaset Group related companies		
Albacom S.p.A.		
Phone and sundry services	348	136
Loss from stake hiloding	9,896	-

(amounts in EUR thousands)

Payables from operations

Company	Costs + purchases tangible/intangible assets	Liabilities + invoices to pay
Fininvest Group related companies		
European Communication Ltd		
Royalties, rights	-	58
Valuation and exchange losses	76	-
Pagine Italia S.p.A.		
Advertising space	151	-
Il Teatro Manzoni S.p.A.		
Sponsorships	336	-
Arnoldo Mondadori Editore S.p.A.		
Sundry services	1	-
Alba Servizi Aerotrasporti S.p.A.		
Parking, rentals	34	7
Medioloanum Vita S.p.A.		
Acquired assets	-	5,390
Mondadori Retail S.r.l.		
Gift, entertainment expenses	39	39
Consorzio Servizi Vigilanza		
Surveillance services	2	-
Euridea S.p.A.		
Sundry services	5	-
Medusa Film S.p.A.		
Adevertising	-	21
Medusa Cinema S.p.A.		
Rentals	1	1
Medusa Video S.r.l.		
Royalties	3	-
Isim S.p.A.		
Leases	1	1
Distributed dividends	1,680	-
Servizi Milan S.r.l.		
Sundry services	1	-

(amounts in EUR thousands)

Receivables from operations **Company**	**Revenues and income + sales of fixed assets**	**Receivables + invoicing**
Parent company		
Direct control:		
Fininvest S.p.A.		
Services, recovery of costs, seconded personnel, guarantee	408	5,699
Dividends	118,011	-
Mediaset Group subsidiary companies		
Mediatrade S.p.A.		
Hiring of programmes, distribution, productions, services	221,652	68,046
Group VAT management VAT credit	-	9,873
Recovery of costs, transfer of credit, sales of rights	320	-
Advances on options	-	2,980
Current account interest	35,213	979,200
Exchange, forex and valuation gains	49,718	-
R.T.I. S.p.A.		
Services, commission on guarantees, recovery of costs, emoluments, royalities	2,219	3,856
Dividends	138,458	-
Current account interest	10,911	349,600
Exchange, forex and valuation gains	12,258	-
Group VAT management VAT credit	-	13,521
Videotime S.p.A.		
Services, commission on guarantees, recovery of costs, emoluments	40	6
Group VAT management VAT credit	-	1,263
Current account interest	401	-
Mediadigit S.p.A.		
Services, recovery of costs, emoluments	252	-
Current account interest	1,154	-
Exchange, forex and valuation gains	46	-
International Media Services Ltd.		
Dividends	17,900	-
Publitalia '80 S.p.A.		
Services, commission on guarantees, recovery of costs, emoluments	238	2,295
Dividends	100,000	-
Elettronica Industriale S.p.A.		
Services, commission on guarantees, recovery of costs, emoluments	26	4
Group VAT management VAT credit	-	1,250
Promoservice Italia S.r.l.		
Recovery of costs, emoluments	3	3
Group VAT management VAT credit	-	163
Mediaset Investment S.a.r.l.		
Recovery of costs	18	23
Mediaset Group affiliated companies		
Gestevision Telecinco S.A.		
Gains on exchange	1	-
Dividends	4,315	-
Publiespana S.A.		
Dividends	8,135	-
Mediaset Group related companies		
Albacom S.p.A.		
Interest-bearing remittances, interests	61	12,541
Phone	5	-

(amounts in EUR thousands)

Receivables from operations

Company	Revenues and income + sales of fixed assets	Receivables + invoicing
Fininvest Group related companies		
Banca Mediolanum S.p.A.		
Services, recovery of costs	-	27
European Communication Ltd		
Royalties, rights	-	57
Valuation and exchange profits	30	-
Mediolanum Assicurazioni S.p.A.		
Sundry services	-	1
Medusa Video S.r.l.		
Royalties	53	64
Medusa Film S.p.A.		
Licences and technical services	33	2
Mediolanum S.p.A.		
Recovery of costs	-	6

It is also pointed out, in accordance with CONSOB Communications no. 1574 of February 20th, 1997 and no. 2064231 of September 30th, 2002, that during 2002 Mediaset S.p.A. incurred costs of EUR 260 thousand with respect to consulting relationships with the Sin&rgetica Group.

SIGNIFICANT EVENTS AFTER DECEMBER 31ST, 2002

- On **January 1st, 2003** the new wording of article 19.1 of the Act on private television (10/1988 of May 3rd) came into force in Spain, which had been approved at the end of 2002 within the accompanying law to the 2003 Budget, and which removes the previous 49% ceiling regarding the maximum shareholding permitted to a single shareholder in companies that have the authorisation to provide television services. On February 24th, 2003 the Spanish Ministry for Science and Technology, which received notification of the terms of the agreement stipulated on December 18th, 2002 between Mediaset and the Correo Group regarding the purchase by Mediaset of a 12% stake in Gestevision Telecinco S.A., gave its authorisation to the execution of this operation. On February 28th, 2003 Mediaset notified the terms of the agreement to the European Antitrust Commission. So far, while expecting the approval of this institution, the other suspension terms envisaged in the above mentioned agreement apply, as to the execution of the purchase and sale by Mediaset and Correo, respectively, of the 12% stakes is Gestevision Telecinco S.A. and Publiespana S.A.
- On **February 24th, 2003** Mediaset S.p.A. and the other shareholders of Albacom S.p.A., British Telecommunications Plc, Banca Nazionale del Lavoro S.p.A. (shareholders through Albacom Holdings Limited) and ENI S.p.A. stipulated an agreement according to which the shareholders grant an interest-bearing loan to fully cover the financial needs envisaged by Albacom industrial plan for the 2003 and 2004 fiscal years and the possible extension to 7 years of the short-term loan of EUR 250 million currently in place, which has been granted by Banca Nazionale del Lavoro S.p.A. to Albacom S.p.A. as well as the commitment by shareholders to guarantee, according to their stake, not jointly and severally between themselves, the reimbursement plan. In execution of the undertakings included in this agreement, Mediaset S.p.A. has so far made payments totalling EUR 20.3 million, of which EUR 12.5 million had already been made at December 31st, 2002 and EUR 7.2 million at February 2003.
- On **February 25th, 2003** Gestevision Telecinco S.A. started a survey among its shareholders with the objective of a company restructuring process, with a view to a possible listing of the Group at the stock exchange.
- On **March 11th, 2003** R.T.I. S.p.A. stipulated some agreements with local broadcasters for the acquisition of the availability of frequencies regarding the regions Lazio, Apulia and Sicily, which will be used within the experimentation of digital programmes envisaged by Act 66 of March 20th, 2001.

FORESEEABLE DEVELOPMENTS

- With an international economic situation where, mainly because of the current geopolitical situation, signs of acute uncertainty are still prevailing over recovery indicators which had emerged in the last part of 2002, the Italian advertising market should maintain in 2003, without considering the unforeseeable effects of developments in the current international crisis, the same levels achieved in 2002. Considering this scenario, Publitalia '80 further strengthened its market presence in order to consolidate the share of the television advertising market achieved in 2002. In the first two months of 2003, Publitalia '80 advertising sales regarding Mediaset networks basically remained the same as those recorded in the same period of the previous year. Also expectations regarding the development of the Spanish advertising market are affected in 2003 by the uncertain international picture; in this situation, Telecinco's objective this year is to maintain the market share it achieved in 2002 thanks to advertising sales that, especially in the first quarter, should increase with respect to the same period of the previous year, marked by a sharp market decrease. Publiespana's gross television advertising sales in the first two months of the year increased by 25.3% with respect to the same period of 2002.
- In the first two months of 2003, Mediaset networks recorded in the full day an average share of 43.5%, in line with that of the same period of the previous year, and in Prime Time an overall share of 46.3%, with a marked growth of 2 share points. In particular, the initial stage of the 2002-2003 television season, which started in September 2002, is confirming at national level the primacy of Canale 5 and the third position of Italia 1 in prime time.
  In the same period, Telecinco obtained an average share of 21.1% in the full day and 22.6% in Prime Time, which represent the best performance among private commercial televisions. The results achieved on the reference commercial target (13-54) was even more positive, since it reached 27.1% in Prime Time, which confirmed the absolute primacy of Telecinco, also with respect to the public broadcaster.
- With respect to foreseeable development of advertising sales on Mediaset networks, the Group will continue also in 2003, with respect to national television operations, the careful policy of strong containment of television costs, successfully carried out last year, aiming at maintaining the operating profitability levels achieved in 2002, with the objective to exploit at best, in terms of operative leverage, any higher and/or anticipated recovery of the advertising market with respect to the currently forecast development. Further initiatives regarding volumes and efficiencies of production operations will contribute to achieving this result, as well as a lower increase in amortisation of television rights, relating to the reduction of the investment profile already implemented in 2002. In 2003, the Group will continue to make investments finalised at the acquisition and completion of technological infrastructures as well as the use of resources dedicated to experimentation operation in order to prepare for the changeover to the terrestrial digital broadcasting system envisaged by Law 66 of March 20th, 2001.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL MEETING

1) Balance sheet and consolidated financial statements as of December 31st, 2002; Reports on Operations; Reports of the statutory auditors; resolution of the General Meeting

Dear Shareholders,

we are confident that you will agree with the format and accounting policies used in preparing the balance sheet, income statement and notes to the financial statements as at December 31st, 2002, and we call on you to approve them along with this report on operations.

We also invite you to approve the allocation of the net profit for the year of EUR 258,641,417.33, after the necessary provision of EUR 12,932,070.87 to the legal reserve, as required by law, and our proposal to distribute a dividend of EUR 0.21 per share, while partially utilising the extraordinary reserve, now amounting to EUR 99,263,026.53, for the part exceeding the available profit.

For your information, we point out that, with reference to the shares in circulation at March 25th, 2003 (1,181,227,564 shares minus 3,142,000 own shares) the distribution of the dividend above would amount to EUR 247,397,968.44, which would imply utilising EUR 1,688,621.98 from the extraordinary reserve.

2) Appointment of the Board of Directors, after determining the number of its members and the duration of their term; establishment of the emoluments; appointment of the Chairman

Dear Shareholders,

We remind you that, with the approval of the financial statements as at December 31st, 2002 the mandate conferred to the members of the Board of Directors expires. We therefore invite you to appoint the members of this administrative body, after determining the number of its members and the duration of their term, and to establish their emoluments and to appoint the Chairman.

3) Appointment of the Stock Option Plan Committee; relevant and consequent resolutions

Dear Shareholders,

We remind you that the mandate of the members of the Stock Option Plan Committee, set up by the General Meeting of April 20th, 2000 and consisting of three non executive Directors in charge for the duration of their term as Directors, expired with the approval of the financial statements as at December 31st, 2002. We also remind you that the General Meeting asked the Committee to manage the 1997/1999 Employee Stock Option Plan and the 2000/2002 Stock Option Plan. We therefore invite you to appoint, from amongst the non executive directors of the Board of Directors of the Company, the directors who will form the Stock Option Plan Committee.

Dear Shareholders,

We submit for your approval the following deliberation regarding competencies, duration and characteristics of the Stock Option Plan Committee:

"The General Meeting

decides

to entrust the Stock Option Plan Committee, consisting of three non executive directors appointed by the General Meeting, who will act jointly, will establish the rules of functioning of the Committee and will be assisted by the Chairman of the Board of Statutory Auditors, who will take part in the meetings without right to vote, with managing the 1997/1999 Employee Stock Option Plan and the 2000/2002 Stock Option Plan, as well as other plans or initiatives, to the benefit of employees of the company, the parent company or subsidiary companies, decided by the General Meeting or the Board of Directors, according to the features and the modes established in the relevant decisions. The above appointment will last until the expiration of the mandate of the Board of Directors that will be appointed by the General Meeting of April 16th, 2003."

4) Proposal to set up a "Stock Option" Plan; relevant and consequent resolutions

Dear Shareholders,

the 1997-1999 Employee Stock Option Plan and the 2000/2002 Stock Option Plan proved to be an excellent decision to provide the company with a tool to benefit and encourage employee loyalty, with the aim to focus their commitment to the achievement of strategic objectives. Institutional investors showed their appreciation for the plans above, which further made it possible for the management and therefore for the company to contribute to the process of value creation.

The Board therefore considers it appropriate to have, starting from 2003, another Stock Option Plan for the benefit of employees, which takes into account the experience accrued with previous Plans.

The new, three-year Plan would have similar features to those of previous 2000/2002 Stock Option Plan. In particular, it could feature annual allocations of rights of option for the purchase of company's own shares, whose modes will be defined by the Stock Option Plan Committee, already in charge of the management of the previous plan.

The Plan should envisage the allocation of rights for the purchase of ordinary shares owned by the Company. Rights of option will be personal and cannot be transferred "inter vivos".

Employees falling within the framework of the Plan will be selected by the Stock Option Plan Committee among executives, journalists and directors of business unit (or other company qualifications) of the company, its subsidiaries and the parent company, (that have relevant roles in the achievement of the Group's strategic results).

No allowances will be granted for the purchase of shares pursuant to article 2358, clause 3, of the civil code, and the regulation does not apply of encouraging to invest as per article 94 and following of Law Decree 58/1998 and relevant CONSOB regulation 11971/1999 (also in consideration of the number of receivers).

The right to purchase own shares could be subject to the achievement of economic and/or financial performance objectives, defined by the Stock Option Plan Committee, and to the fact of remaining within the group: these obligations will be specifically defined and regulated by the Committee in a specific Regulation.

The purchase price of shares will be the normal share value, in compliance with current tax regulations.

The Stock Option Plan Committee, that is in charge of preparing and submitting to the approval of the board of Directors the Regulation for regulating every aspect of the plan, will also be in charge of and responsible for managing all the necessary measures for the implementation of the Plan.

The Board also deems it to be appropriate to be able to set up plans, having the same features of the plan above, regarding shares of subsidiary companies or companies where Mediaset has a direct or indirect stake, if based on company strategies and company plans, the introduction of these devices to benefit employees and encourage their loyalty is functional to the value creation of Company shares.

Dear Shareholders,

We invite you therefore to take the following decisions:

"The General Meeting, considering the appropriateness of promoting the implementation of a Stock Option Plan, in order to encourage loyalty and increase the responsibility of those who will take part in the Plan for the management and the value creation of the Group,

decides

1) to approve the setting up of a Stock Option Plan on Company's own shares, which will last three years starting from 2003, for employees of the company, its subsidiaries and its parent company, that will be selected by the Stock Option Plan Committee from among executives, journalists and directors of business unit (or other company positions), which have relevant functions for the achievement of Group strategic result, as well as, if the Board of Directors deems it to be appropriate, the implementation of similar initiatives on shares of subsidiaries or companies in which the Company has a direct or indirect stake;

2) to give the Stock Option Plan Committee, appointed by the General Meeting, the management of the 2003/2005 Stock Option Plan; the Committee has the widest powers for the selection of participants, the definition of performance objectives, the assignment of rights of option and for the implementation of the plan in all its aspects. The Directors above, in the Committee, will define a Regulation for the implementation of the Stock Option Plan which will be submitted to the Board of Directors for its approval."

5) *Authorisation to Board of Directors for the purchase and sale of own shares; relevant resolutions*

Dear Shareholders,

We remind you that, with the approval of the financial statements as at December 31st, 2002 the option to purchase own shares attributed to the Board of Directors will expire. We believe it is useful and in the interest of the Company that this authorisation is renewed, in order to:

- carry out a stabilising action on the stock exchange markets and/or
- be in ownership of shares to give to Company's, subsidiaries' and parent company's employees which take part in Stock Option Plans, also with a view to the exercising of purchase options granted within such Plans and/or
- carry out operations for the development of Company's operations as well as operations of its subsidiaries.

We therefore submit for your approval that the Board of Directors be granted the possibility to purchase, also by means of negotiation of options and derivatives on Mediaset shares, up to a maximum of 30,000,000 (thirty million) ordinary own shares with a current par value of EUR 0.52 each (equal to 2.54% of the current share capital), one or more times, until the approval of the financial statements as at December 31st, 2003 and however for not more than 18 months from the date of the General Meeting resolutions. The amount above is covered by available reserves, as is stated in the latest financial statements, appropriately approved.

Purchases, to be made at the Stock Exchange where the shares are listed, shall be carried out at a price not higher than 20% and not lower than 20% of the reference price of the share in the Stock Exchange session previous to any single operation. These parameters are considered to be appropriate to find the value range within which the purchase is of interest to the Company.

The purchase operations shall not be made by means of public offering, but will be carried out on the market under the rules given by Borsa Italiana S.p.A. and pursuant to article 132 of Law Decree 58/98.

Purchased shares shall not be used for share capital decrease operations.

We also ask you to authorise the Board to sell purchased shares. Sales shall be carried out at the Stock Exchange where shares are listed and/or out of the Stock Exchange, at a price not lower than 90% of the reference price of the share in the Stock Exchange session previous to any single operation. This authorisation is given without time limits.

We invite you, for the purpose and to the effects of article 2357-ter of the Civil Code, to confirm the authorisation to the Board of Directors, so that it can sell own shares purchased on the basis of this resolution or however already held by the Company to Company's employees, or employees of subsidiary companies or of the parent company with respect to their exercise of purchase options of the shares that are granted to them, in line with the measures approved by the General Meeting of April 20th, 2000 regarding the setting up of a Stock Option Plan for 2000/2002. This authorisation is given without time limits.

We also invite you, for the purpose and to the effect of article 2357-ter of the Civil Code, to give authorisation to the Board of Directors, so that it can sell own shares purchased on the basis of this resolution of however already held by the Company to Company's employees, or employees of subsidiary companies or of the parent company with respect to their exercise of purchase options of the shares that are granted to them, in line with the measures approved by the General meeting of April 16th, 2003 regarding the setting up of a Stock Option Plan for 2003/2005. This authorisation is given without time limits.

for the board of Directors

the Chairman

MEDIASET S.p.A.

2002 Annual Report

Balance sheet and Income Statement

Balance sheet as of December 31st, 2002

(amounts in Euro)

		31/12/2002	31/12/2001
ASSETS			
A)	**RECEIVABLES FROM SHAREHOLDERS**	-	-
B)	**FIXED ASSETS**		
I	**Intangible fixed assets**		
1	start-up and expansion costs	16,988	32,009
4	concessions, licences, trademarks and similar rights	262,076,544	414,871,950
6	intangible assets under formation and advances	2,356,241	1,498,259
7	other	11,716	44,005
Total		**264,461,489**	**416,446,223**
II	**Tangible fixed assets**		
2	plant and machinery	96,168	164,223
4	other tangible fixed assets	965,048	1,172,887
5	fixed assets under construction and payments on account	4,900,000	-
Total		**5,961,216**	**1,337,110**
III	**Financial fixed assets**		
1	investments in:		
	a) subsidiary companies	669,993,905	825,101,117
	b) affiliated companies	97,789,813	98,006,831
	d) other companies	214,601,821	200,016,018
	Total	982,385,539	1,123,123,966
2	receivables:		
	d) other companies		
	- due after 1 year	503,206	535,658
Total		**982,888,745**	**1,123,659,624**
TOTAL FIXED ASSETS (B)		**1,253,311,450**	**1,541,442,957**
C)	**CURRENT ASSETS**		
I	**Inventory**	-	-
Total		-	-
II	**Receivables**		
1	trade receivables	239,741	2,004,229
2	due from subsidiary companies	99,735,040	143,790,652
3	due from affiliated companies	-	1,018
4	due from parent company	5,699,703	475,385
4bis	due from associated companies	12,698,136	5,766,810
5	other receivables		
	- due within 1 year	38,848,827	30,585,419
	- due after 1 year	52,728,909	68,776,949
	Total	91,577,736	99,362,368
Total		**209,950,356**	**251,400,462**
III	**Financial assets** (which are not fixed assets)		
5	own shares	27,438,202	12,083,818
7	receivables due from subsidiary companies	1,328,800,088	922,285,608
Total		**1,356,238,290**	**934,369,426**

Balance sheet as of December 31st, 2002

(amounts in Euro)

ASSETS		31/12/2002	31/12/2001
IV	**Liquid funds**		
1	bank and postal deposits	12,683,803	25,001,022
3	cash in hand and cash equivalents	24,774	3,332
Total		**12,708,577**	**25,004,354**
TOTAL CURRENT ASSETS (C)		**1,578,897,223**	**1,210,774,242**
D)	**PREPAYMENTS AND ACCRUED INCOME**		
1	accrued income	21,086,549	9,500,331
2	prepayments	1,933,363	503,245
TOTAL PREPAYMENTS AND ACCRUED INCOME (D)		**23,019,912**	**10,003,576**
TOTAL ASSETS		**2,855,228,585**	**2,762,220,775**

Balance sheet as of December 31st, 2002

(amounts in Euro)

	SHAREHOLDERS' EQUITY AND LIABILITIES	31/12/2002	31/12/2001
A)	**SHAREHOLDERS' EQUITY**		
I	Share capital	614,238,333	614,238,333
II	Share premium reserve	739,743,791	739,743,791
III	Revaluation reserve	-	-
IV	Legal reserve	74,304,469	61,167,487
V	Reserve for own shares	27,438,202	12,083,818
VI	Statutory reserves	-	-
VII	Other reserves	-	-
	merger reserves	130,140	130,140
	extraordinary reserve	99,263,027	112,837,646
	provisions for rounding figures	1	2
	reserve for dividends approved not paid	3,943,449	3,943,449
	Total other reserves	103,336,617	116,911,237
VIII	Retained earnings (losses)	229,875	229,875
IX	Profit (loss) for the year	258,641,417	262,739,641
	TOTAL SHAREHOLDERS' EQUITY (A)	1,817,932,704	1,807,114,182
B)	**PROVISIONS FOR RISKS AND CHARGES**		
1	for pension benefits and similar obligations	50,531	71,448
3	other reserves	6,659,720	136,303,795
	TOTAL PROVISIONS FOR RISKS AND CHARGES (B)	6,710,251	136,375,243
C)	**EMPLOYEE TERMINATION INDEMNITY**	4,199,258	3,618,602
D)	**PAYABLES**		
3	due to banks		
	- due within 1 year	259,284,255	546,823,517
	- due after 1 year	300,000,000	-
	Totale	559,284,255	546,823,517
5	advance payments received	1,833	1,833
6	trade accounts	18,760,974	23,020,331
8	due to subsidiary companies	26,203,192	28,588,321
9	due to affiliated companies	136,161	177,372
9bis	due to associated companies	5,654,124	688,424
10	due to the parent company	598,327	343,307
11	due to taxation authorities		
	- due within 1 year	729,059	633,814
	- due after 1 year	22,237	44,475
	Total	751,296	678,289
12	due to social security institutions	619,431	515,206
13	other sums payable	5,412,553	6,761,016
14	sums due to subsidiary companies	380,860,895	188,454,649
	TOTAL PAYABLES (D)	998,283,041	796,052,265
E)	**ACCRUALS AND DEFERRED INCOME**		
1	accruals	21,484,003	9,964,358
2	deferred income	6,619,328	9,096,125
	TOTAL ACCRUALS AND DEFERRED INCOME (E)	28,103,331	19,060,483
	TOTAL LIABILITIES	1,037,295,881	955,106,593
	TOTAL NET SHAREHOLDERS' EQUITY AND LIABILITIES	2,855,228,585	2,762,220,775

Balance sheet as of December 31st, 2002

(amounts in Euro)

OFF-BALANCE SHEET ITEMS	31/12/2002	31/12/2001
Personal securities given		
a) guarantees given		
1) in favour of subsidiaries	16,345,617	13,190,309
2) in favour of affiliated companies	504,578	504,578
5) in favour of third parties	22,132,669	19,140,198
Total	38,982,864	32,835,085
Total personal securities given	**38,982,864**	**32,835,085**
Collateral given	-	-
Commitments and risks		
a) potential liabilities guaranteed by Fininvest S.p.A.	1,116,457	516,457
b) forward financial operations		
foreign currency purchases	528,409,824	951,867,355
foreign currency sales	528,066,485	913,025,176
c) commitments to purchase financial fixed assets	476,000,000	-
Total commitments and risks	**1,533,592,766**	**1,865,408,988**
Other	-	-
TOTAL OFF-BALANCE SHEET ITEMS	**1,572,575,630**	**1,898,244,073**

MEDIASET S.p.A.

Income statement as of December 31st, 2002

(amounts in Euro)

		31/12/2002	31/12/2001
A)	**VALUE OF PRODUCTION**		
1	revenues from sales and services	227,183,035	359,550,544
5	other revenues and income		
	- sundry	5,484,082	2,950,521
	TOTAL VALUE OF PRODUCTION (A)	**232,667,117**	**362,501,065**
B)	**COST OF PRODUCTION**		
6	raw materials, consumables and supplies	313,015	384,568
7	services	15,094,563	17,521,452
8	leasing and rental	9,473,651	9,572,719
9	personnel expenses:		
	a) wages and salaries	13,836,086	11,352,200
	b) social security contributions	3,372,605	2,833,249
	c) employee termination indemnity	861,087	982,596
	d) pension benefits and similar obligations	-	2,913
	e) other expenses	377,719	49,227
	Total personnel expenses	18,447,497	15,220,185
10	amortisation, depreciation and write-downs		
	a) amortisation of intangible fixed assets	154,095,031	224,768,797
	b) amortisation of tangible fixed assets	540,827	707,844
	c) write-downs of fixed assets	-	2,205,271
	Total amortisation, depreciation and write-downs	154,635,858	227,681,912
12	provisions for risks	2,345,972	10,270
14	sundry operating costs		
	a) losses on disposals and out-of-period expenses	333,975	73,935
	b) other costs	1,157,631	6,239,047
	Total	1,491,606	6,312,982
	TOTAL COST OF PRODUCTION (B)	**201,802,162**	**276,704,088**
	DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (A-B)	**30,864,955**	**85,796,977**
C)	**FINANCIAL INCOME AND (CHARGES)**		
15	income from investments		
	a) subsidiary companies	390,490,531	446,928,073
	b) affiliated companies	12,450,000	22,988,713
	d) other companies	-	2,222,220
	Total income from investments	402,940,531	472,139,006
16	other financial income		
	a) from receivables included in fixed assets		
	- other	11,470	11,556
	d) other income		
	- subsidiary companies	47,678,883	41,703,010
	- associated companies	61,094	25,095
	- other	4,684,467	8,051,403
	Total	52,424,444	49,779,508
	e) foreign exchange gains	71,377,571	60,453,255
	Total other financial income	123,813,485	110,244,319
	Total financial income	**526,754,016**	**582,383,325**

Income statement as of December 31st, 2002

(amounts in Euro)

		31/12/2002	31/12/2001
17	interest and financial charges		
	a) interest and financial charges		
	- subsidiary companies	(10,809,829)	(13,366,192)
	- other companies	(21,761,490)	(32,242,966)
	Total	(32,571,319)	(45,609,158)
	b) foreign exchange losses	(71,045,028)	(58,255,768)
	Total interest and other financial charges	**(103,616,347)**	**(103,864,926)**
	TOTAL FINANCIAL INCOME AND (CHARGES) (C)	**423,137,669**	**478,518,399**
D)	**ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS**		
19	write-downs		
	a) investments	(51,371,170)	(161,318,097)
	TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)	**(51,371,170)**	**(161,318,097)**
E)	**EXTRAORDINARY INCOME AND (CHARGES)**		
20	income		
	- other	234,338	355,182
21	charges		
	- prior years' taxes	(92,743)	(31,678)
	- other	(785,909)	(318,708)
	Total extraordinary charges	**(878,652)**	**(350,386)**
	TOTAL EXTRAORDINARY INCOME AND (CHARGES) (E)	**(644,314)**	**4,796**
	PROFIT BEFORE TAXATION	**401,987,140**	**403,002,075**
22	Income taxes for the year		
	a) current taxation	144,691,651	185,687,270
	b) deferred taxation	(1,345,928)	(45,424,836)
	Total income taxes for the year	**143,345,723**	**140,262,434**
26	**PROFIT (LOSS) FOR THE YEAR**	**258,641,417**	**262,739,641**

MEDIASET S.p.A.

2002 Annual Report

Notes to the Financial Statements

MEDIASET S.p.A.

Notes to the financial statements as of December 31st, 2002

STRUCTURE AND CONTENT

The financial statements have been prepared in accordance with Italian Civil Code regulations and consist of the balance sheet (drafted in line with the scheme included in articles 2424 and 2424 bis of the Italian Civil Code), the income statement (drafted in line with the scheme included in articles 2425 and 2425 bis of the Italian Civil Code) and these explanatory notes (which provide the information required as per article 2427 of the Italian Civil Code).

All additional information considered necessary to provide a true and fair reflection of the Company's affairs has been provided, even if not specifically required by law.

VALUATION CRITERIA AND ACCOUNTING POLICIES

The accounting principles used in preparing the financial statements as of December 31st, 2002 are the same as those used for the financial statements as of December 31st, 2001.

In particular:

- there have been no exceptional circumstances making it necessary to depart from normal disclosure and valuation criteria;
- changes in assets and liabilities are analysed under the comments on the items container in the financial statements. Information is provided about the amount accrued to provisions and the amount utilised during the year;
- risks and charges relating to the period have been accounted for, even if they were identified after December 31st, 2002.

The most important valuation criteria used in preparing the financial statements as of December 31st, 2002, in accordance with article 2426 of the Italian Civil Code, are as follows:

Intangible fixed assets

Television rights were recorded at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.r.l. (now S.p.A.) which took place on December 31st, 1993, and at cost for purchases made in 1994 and after.

Amortisation of rights with a limited duration is calculated on a straight-line basis over the period of the relevant contract and, in any event, over a period not exceeding 120 months.

Amortisation of own rights and those with an unlimited duration is calculated on a straight-line basis over 60 months.

In keeping with previous practice, rights are amortised at the highest rates allowed for fiscal purposes, so as not to lose the related tax benefits:

- over three years for unlimited rights;
- on a straight-line basis over the period of the relevant contract for rights acquired with a limited duration.

The effect of this is explained in these notes to the financial statements.

In the event that, regardless of the amortisation already recorded, rights have been through all the showings available per contract, their residual value is totally expensed.

Intangible assets under formation and advances are recorded at acquisition cost, net of accumulated amortisation.

Start-up and expansion costs are amortised over five years.

Leasehold improvements are amortised over the residual length of the lease contract of the relevant asset and, in any case, over a period not exceeding five years.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition or transfer cost. Cost includes ancillary charges and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are depreciated in each accounting period on a straight-line basis, using depreciation rates which are determined in relation to the remaining potential use of the assets. Furthermore, supplementary depreciation values have been calculated in order to obtain tax benefits.

The depreciation rates used are:

– Plant and machinery	10-19%
– Motor vehicles	25%
– Office furniture and equipment	12-20%
– Equipment and fittings	7.5-10%

In the year an asset is purchased, it is depreciated using 50% of the above rates, as is allowed by current tax law.

Equity investments and securities (which are included in fixed assets)

Equity investments are valued at cost. The amount recorded is determined on the basis of the purchase price. The cost is reduced in the event of a permanent loss of value where the subsidiary companies incur in losses and expected immediate future earnings are not sufficient to offset the losses incurred; the original value is restored in subsequent years if the reasons for the write-down are no longer present.

Where the Company has made a payment to a subsidiary but it has not increased its share capital, such payments are recorded on the assets side of the balance sheet as ***capital contributions.***

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non-EMU area foreign currencies were valued using December 31st, 2002 exchange rates, as notified by the European Central Bank. Hedging contracts are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of purchase cost (method of the weighted average cost) or estimated realisable value determined from the market situation. The lower value is not maintained in subsequent years if the reason for the write-down no longer applies.

As to own shares for the approved Employee Stock Option plans, they are recorded at a value calculated on the purchase cost (method of the weighted average cost) or at the lower between the book value, the estimated realisable value determined from the market situation or the exercise value of the option in the year.

Prepayments and accrued income, accruals and deferred income

These items include portions of revenues and expenses common to two or more periods, in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain or likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which only a liability might arise, are disclosed in the notes to the Balance Sheet without setting up a provision.

Employee termination indemnity

The provision for employee termination indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices.

Payables

Payables are stated at face value; those in non-EMU area foreign currencies were translated using the December 31st, 2002 exchange rate, as notified by the European Central Bank. Forward contracts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

Revenues derive mainly from making the library of rights available to the subsidiary company Mediatrade S.p.A. on an exclusive basis and are recognised based on contractual agreements.

If a right is rented, as is normally the case in relation to foreign television networks, the revenue is recognised on an accruals basis in each year based on the duration of the rental contract.

Income taxes

Income taxes are recorded based on an estimate of taxable income as calculated under existing legislation, considering available exemptions.

Deferred taxes

Current year taxation has been calculated in accordance with existing legislation.

Pursuant to the Italian Accounting Standard no. 25, deferred tax assets have been calculated based on timing differences between the value attributed to an asset or liability under statutory reporting and that attributed to it for tax purposes. The deferred tax balances have been calculated by applying the tax rate in force when the differences will reverse to the said difference. Adjustments in the event of a future change in the tax rate are made provided that the law providing for such a change has already been issued at the annual report drafting date.

Deferred tax assets are recorded in accordance with the prudence concept and only when it is reasonably certain that, in the year the temporary differences will reverse, there will be taxable income not inferior to the timing differences.

Financial instruments

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in non-EMU area foreign currencies are valued consistently with the assets and liabilities being hedged. Those are booked by recognising income and charges in the income statement on an accruals basis.

For the valuation of the forward contracts existing at the period end, reference is made to Accounting Standard no. 26; whereas for the valuation of complex financial instruments, reference is made to IAS 39, as far as this is applicable with respect to current Italian legislation on financial statements.

Dividends

Dividends are recorded in the accounting period in which distribution is approved, which generally corresponds to the moment they are received. The tax credit for dividends received is accounted for in the accounting period that such dividends are received.

Where dividends are received the period after they were recorded, deferred tax is recognised in accordance with the aforementioned Accounting Standard no. 25.

Adjustments in value and provisions made exclusively for tax purposes

As permitted by statutory reporting requirements, certain adjustments in value and provisions exclusively made for tax purposes have been recorded.

These operations consist of:

- amortisation of owned rights or rights with unlimited duration over three years, rather than 60 months;
- amortisation of fixed-term rights on a straight-line basis over the period of the contract, even when this is longer than 10 years.

These items are booked to the same accounts of the income statement and balance sheet as similar value adjustments and provisions are calculated in accordance with statutory requirements. The effects of these tax related entries are shown under the individual items to which they refer.

The effects on shareholders' equity and on net income for the year are described in the section on shareholders' equity.

ADDITIONAL INFORMATION

Adjustment of the financial statements 2001

In the financial statements as of December 31st, 2002, the amounts of the corresponding items of the financial statements as of December 31st, 2001 have been recorded.

In order to make the classification criteria of 2001 financial statements comparable to those of 2002 financial statements (which have been adopted in compliance with Accounting Standard no. 19), we have made the following reclassification:

- the payables incurred for the additional months have been transferred from the item E1 (accruals and deferred income) to the item D13 (other payables).

Amounts recorded

As was the case for the financial statements as of December 31st, 2001, in compliance with article 2423 clause 5 of the Italian Civil Code, the tables of the financial statements are expressed in Euro excluding decimals (eliminated through rounding techniques) while the notes to financial statements – if not differently specified – record figures and figure comments in EUR thousands.

Exceptions permitted by article 2423 clause 4 of the Italian Civil Code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code were made in these financial statements.

CONSOB resolution no. 11971

We have provided the information called for by article 78 of CONSOB resolution no. 11971 of May 14th, 1999 and subsequent modifications concerning all sums of any kind paid to directors and statutory auditors by the Company or its subsidiary companies; and the shares allocated to directors under the 2000/2002 Employee Stock Option Plan, according to the criteria required by tables 1) and 2) mentioned in attachment 3c) of the said resolution.

Table I

Fees and other amounts paid to directors, statutory auditors and general managers

(amounts in Euro)

Full name	Position held in Mediaset S.p.A.		Emoluments (1)			
	Position held	Term of apppointment (6)	Emoluments (1) at the office	Benefits in kind	Bonus and other incentives (7)	Other remunerations (2)
Confalonieri Fedele (3)	Chairman of the Board	01.01.2002 - 31.12.2002	619,748.28	7,320.09		1,446,628.86
Berlusconi Pier Silvio (3)	Deputy Chairman	01.01.2002 - 31.12.2002	15,493.71	1,357.43		343,729.37
Adreani Giuliano (3)	Managin Director	01.01.2002 - 31.12.2002	258,228.45			1,140,357.35
Amigoni Franco	Director	01.01.2002 - 31.12.2002	15,493.71			
Ben Ammar Tarak	Director	01.01.2002 - 31.12.2002	15,493.71			
Berlusconi Marina	Director	01.01.2002 - 31.12.2002	15,493.71			
Cannatelli Pasquale (3)	Director	01.01.2002 - 31.12.2002	15,493.71	1,141.04	80,000.00	236,881.43
Concina Enzo (4)	Director	01.01.2002 - 31.12.2002	15,493.71			
Costa Maurizio	Director	01.01.2002 - 31.12.2002	15,493.71			
Crippa Mauro (3)	Director	01.01.2002 - 31.12.2002	15,493.71	83.82	90,000.00	274,695.43
Doni Gilberto (3)	Director	01.01.2002 - 31.12.2002	15,493.71	1,729.41		385,902.86
Ermolli Bruno	Director	01.01.2002 - 31.12.2002	15,493.71			
Galliani Adriano (5)	Director	01.01.2002 - 10.07.2002	7,746.85			
Giordani Marco	Director	01.01.2002 - 31.12.2002	15,493.71	1,214.47	80,000.00	258,150.16
Messina Alfredo	Director	01.01.2002 - 31.12.2002	15,493.71			
Mojto Jan	Director	01.01.2002 - 31.12.2002	15,493.71			
Nieri Gina (3)	Director	01.01.2002 - 31.12.2002	15,493.71	1,598.79	100,000.00	321,838.73
Ruozi Roberto	Director	01.01.2002 - 31.12.2002	15,493.71			
Sposito Claudio	Director	01.01.2002 - 31.12.2002	15,493.71			
Frattini Achille (3)	Chairman Board of Statutory Auditors	01.01.2002 - 31.12.2002	92,987.41			47,410.75
Giampaolo Francesco Antonio (3)	Statutory Auditor	01.01.2002 - 31.12.2002	61,991.61			50,793.54
Perotta Riccardo	Statutory Auditor	01.01.2002 - 31.12.2002	61,991.61			

(1) *The fees stated refer solely to the period during which the position was held.*
(2) *Includes emoluments for other officies held at subsidiaries and remuneration for work in full time employments and/or conusltitng activities and non-monetary benefits.*
(3) *Other positions held in subsidiary companies as shown in table 1-Bis.*
(4) *For the officies held, emoluments are directly paid to the company concerned.*
(5) *Wavies fees for the position held.*
(6) *Members of the Board of Directors expire with the approval of the Annual Report as of December 31, 2002*
(7) *Will be paid off after the approval of the Balance Sheet in which respective corporate missions are achieved*

Table 1-Bis

Responsibilities held by directors and statutory auditors of Mediaset S.p.A. in subsidiary companies

Full name	Company	Position			
		Position held	Term of appointment	Expiration of appointment	
Adreani Giuliano	Publitalia '80 S.p.A.	Chairman and M.D.	01.01.2002 - 31.12.2002	31.12.2004	(IV)
	R.T.I. S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Mediadigit S.p.A..	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
Berlusconi Pier Silvio	Mediatrade S.p.A. (II)	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	
	Mediadigit S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Publitalia '80 S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2004	(IV)
	R.T.I. S.p.A.	Chairman and M.D. (I)	01.01.2002 - 18.04.2002		
	R.T.I. S.p.A.	Chairman Board of Dir. (I)	18.04.2002 - 14.06.2002		
	R.T.I. S.p.A.	Chairman and M.D. (I)	14.06.2002 - 31.12.2002	31.12.2002	(IV)
Cannatelli Pasquale	R.T.I. S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Videotime S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Elettronica Industriale S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Mediadigit S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Mediatrade S.p.A. (II)	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	
	Publitalia '80 S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2004	(IV)
	Promoservice Italia S.r.l.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	RTI Music S.r.l. (III)	Director (I)	01.01.2002 - 30.06.2002		
	Mediadigit International S.a.r.l.	Director (I)	01.01.2002 - 31.12.2002		(V)
	Mediaset Investment S.a.r.l.	Director (I)	01.01.2002 - 31.12.2002	13.11.2004	
Confalonieri Fedele	Mediadigit S.p.A.	Chairman Board of Dir. (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
Crippa Mauro	R.T.I. S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
Doni Gilberto	R.T.I. S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Mediatrade S.p.A. (II)	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	
Nieri Gina	R.T.I. S.p.A.	Director (I)	01.01.2002 - 31.12.2002	31.12.2002	(IV)
Frattini Achille	Mediatrade S.p.A. (II)	Chairman B. of St. Auditors	01.01.2002 - 31.12.2002	31.12.2002	
	R.T.I. S.p.A.	Statutory Auditor	01.01.2002 - 31.12.2002	31.12.2003	(IV)
	Mediadigit S.p.A.	Statutory Auditor	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Promoservice Italia S.r.l.	Statutory Auditor	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2002 - 31.12.2002	31.12.2002	(IV)
Giampaolo Francesco Antonio	Mediatrade S.p.A. (II)	Statutory Auditor	01.01.2002 - 31.12.2002	31.12.2002	
	Promoservice Italia S.r.l.	Chairman B. of St. Auditors	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Mediadigit S.p.A.	Chairman B. of St. Auditors	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	R.T.I. S.p.A.	Statutory Auditor	01.01.2002 - 31.12.2002	31.12.2003	(IV)
	Videotime S.p.A.	Statutory Auditor	01.01.2002 - 31.12.2002	31.12.2002	(IV)
	Talk Show S.r.l. (in liquidation)	Chairman B. of St. Auditors	01.01.2002 - 24.12.2002		

(I) For the offices held, emolumens are directly paid to the company concerned

(II) Mediatrade S.p.A. was merged in R.T.I. S.p.A. starting from 1.1.2003

(III) RTI Music S.r.l. was merged in R.T.I. S.p.A. starting from 1.7.2002

(IV) In charge until annual report approval by the General Assembly

(V) In charge until annualment of appointment

Table 2

Stock-options allocated to directors and general managers

(amounts in Euro)

		Options held at the beginning of the year (*)			Options assigned during the year (*)			Options exercised during the year			Options expired during the year	Options held at the end of the year (*)		
Full name	Position held	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Number of options	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	40,000 1)	17.16	30.06.2004	142,500	9.64	30.06.2006					40,000	17.16	30.06.2004
		66,500 2)	A) 10.39	30.06.2005								170,000	7.26	30.06.2005
		170,000 3)	7.26	30.06.2005								142,500	9.64	30.06.2006
Giuliano Adreani	Managing Director	26,000 1)	17.16	30.06.2004	93,000	9.64	30.06.2006					26,000	17.16	30.06.2004
		43,000 2)	A) 10.39	30.06.2005								110,000	7.26	30.06.2005
		110,000 3)	7.26	30.06.2005								93,000	9.64	30.06.2006
Mauro Crippa	Director	11,000 1)	17.16	30.06.2004	39,500	9.64	30.06.2006					11,000	17.16	30.06.2004
		18,500 2)	A) 10.39	30.06.2005								50,000	7.26	30.06.2005
		50,000 3)	7.26	30.06.2005								39,500	9.64	30.06.2006
Gilberto Doni	Director	11,000 1)	17.16	30.06.2004	39,500	9.64	30.06.2006					11,000	17.16	30.06.2004
		18,500 2)	A) 10.39	30.06.2005								50,000	7.26	30.06.2005
		50,000 3)	7.26	30.06.2005								39,500	9.64	30.06.2006
Gina Nieri	Director	11,000 1)	17.16	30.06.2004	39,500	9.64	30.06.2006					11,000	17.16	30.06.2004
		18,500 2)	A) 10.39	30.06.2005								50,000	7.26	30.06.2005
		50,000 3)	7.26	30.06.2005								39,500	9.64	30.06.2006
Pasquale Cannatelli	Director	11,000 1)	17.16	30.06.2004	39,500	9.64	30.06.2006					11,000	17.16	30.06.2004
		18,500 2)	A) 10.39	30.06.2005								50,000	7.26	30.06.2005
		50,000 3)	7.26	30.06.2005								39,500	9.64	30.06.2006
Marco Giordani	Director	11,000 1)	17.16	30.06.2004	39,500	9.64	30.06.2006					11,000	17.16	30.06.2004
		18,500 2)	A) 10.39	30.06.2005								50,000	7.26	30.06.2005
		50,000 3)	7.26	30.06.2005								39,500	9.64	30.06.2006

(*) Options submitted meeting obligations
1) Options allocated during the year 2000
2) Options allocated during the year 2001
3) Options allocated during the year 2001
A) Obligations not met

COMMENTS ON THE MAIN ASSET ITEMS

(EUR thousands)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show historical cost, previous amortisation/depreciation, write-ups and write-downs, movements during the year and closing balances along with the total of re-valued assets still on the books at the end of the year.

Intangible fixed assets

Start-up and expansion costs include stamp duties and notary fees for capital increases, capitalised and amortised over 5 years. The total amortisation charge for 2002 was equal to EUR 15 thousand. Pursuant to article 2426 of the Italian Civil Code, until these costs have been fully amortised, dividends may only be distributed if there are sufficient free reserves to cover the balance of the capitalised costs still to be amortised.

The balance of ***Concessions, licences, trademarks and similar rights***, shown net of accumulated amortisation and write-downs, include the following:

	31/12/2002	31/12/2001
Concessions	32	60
Licences	448	418
Trademarks	71	18
Television rights		
Free TV rights	247,872	392,676
Pay TV rights	334	477
Home video rights	1,727	2,243
Dubbing	10,656	17,395
Ancillary expenses	937	1,585
Total	**262,077**	**414,872**

The balance at December 31st, 2002is shown net of write-downs for EUR 12,070 thousand (including utilisations totalling EUR 3,091 thousand). It includes rights that will take effect after December 31st, 2002 for an amount of EUR 24,578 thousand (EUR 52,767 thousand at December 31st, 2001), and which will begin to be amortised when they take effect.

The rights portfolio includes around EUR 5,024 thousand deriving from the transfer of the business of Reteitalia S.p.A. and EUR 260,512 thousand, with a residual value at December 31st, 2002, of EUR 112,323 thousand, in rights acquired in previous years from Fininvest Group companies (not including Mediaset Group companies) or their affiliated companies.

The increases in ***intangible fixed assets*** as of December 31st, 2002, which amounted to EUR 1,129 thousand, are mainly due to dubbing and ancillary expenses totalling EUR 678 thousand, of which EUR 128 thousand derives from the purchases recorded as ***intangible assets under formation and advances*** in previous years.

It should be noted that, as already mentioned in the ***valuation criteria*** section of these notes, in order not to lose certain tax benefits, rights have been amortised as permitted by Italian tax laws rather than following the standard accounting policy under which rights would be amortised over the period of the contract up to a maximum of 120 months.

Had amortisation in 2002 and previous years been calculated in this way, the net book value of the rights would have been lower by EUR 1,884 thousand.

Effects on shareholders' equity and profit for the year are shown in the comments on shareholders' equity.

Goodwill had a nil balance in 1999. It regarded the value resulting from the transfer of the business of Reteitalia S.p.A. Amortisation had been calculated over 5 years up until December 31st, 1997, in order to gain the tax benefits offered by tax laws at the time. As from 1998, amortisation has been calculated over 10 years as provided by law 449 of December 27th, 1997 which modified article 68 of the Tax Code and required amortisation of goodwill over 10 years.

If goodwill had been amortised over 10 years between 1994 and December 31st, 1997, a period more representative of the actual future utility of the asset, as described in the ***valuation criteria*** section, the net book value of goodwill would have been EUR 4,144 thousand higher. The effects on shareholders' equity and profit for the year are explained in the note on shareholders' equity.

Intangible assets under formation and advances include the following amounts:

	31/12/2002	31/12/2001
Unexecuted contracts	477	477
Production starts	860	860
Dubbings in progress	-	128
Other advances	1,019	33
Total	**2,356**	**1,498**

The balance at December 31st, 2002 is net of accumulated write-downs of EUR 21,313 thousand, previously allocated for options on productions that will presumably not be further developed. This value includes an utilisation for EUR 84 thousand.

Other intangible fixed assets amount to EUR 12 thousand (EUR 44 thousand at December 31st, 2001) and entirely consist of leasehold improvements.

Tangible fixed assets

Tangible fixed assets may be analysed as follows:

	31/12/2002	31/12/2001
Plant and machinery	96	164
Other tangible assets		
Equipment	67	78
Furniture and office equipment	219	262
Office machinery and IT equipment	679	829
Motor vehicles	-	4
Tangible assets under construction	4,900	-
Total	**5,961**	**1,337**

Tangible assets under construction entirely consist of investments made for the purchase of a building by the subsidiary company Mediolanum Vita S.p.A. with a deed signed on December 20th, 2002. Since this building is classified as part of the artistic and cultural Italian heritage and, as such, is subject to the provisions of Law Decree no. 490 of October 29th, 1999, the Ministry for Cultural Heritage has a right of pre-emption on it. This building was not amortised in 2002 due to the relevant suspension condition – lasting 60 days – that so far has not be exercised. The value of the purchased building is supported by an assessment made by an independent expert.

Financial fixed assets

Investments

Investments in subsidiary companies are set out below; they are all valued at cost:

	31/12/2002	31/12/2001
R.T.I. Reti Televisive Italiane S.p.A.	90,910	90,910
International Media Services Ltd.	53	53
Mediadigit International S.a.r.l.	41,500	26,500
Mediaset Investment S.a.r.l.	513,169	671,394
Mediaset Ireland Ltd.	0.052	0.052
Publitalia '80 S.p.A.	51,134	51,134
(Allowance for doubtful accounts)	(26,772)	(14,890)
Total	**669,994**	**825,101**

The following change took place during the year:

- on April 17th, 2002, Mediaset S.p.A. paid EUR 15,000 thousand to subscribe a capital increase in the company Mediadigit International S.a.r.l., as requested by the Company itself with a resolution dated March 20th, 2002. The share capital as of December 31st, 2002 was thus increased to EUR 41,500 thousand. The book value was rectified with provisions for EUR 26,772 thousand in order to adjust it to the shareholders' equity of the subsidiary company. This amount includes EUR 14,890 thousand corresponding to the write-downs that Mediadigit International S.a.r.l. allocated on December 31st, 2001 to cover the loss deriving from the balance sheet and the income statement of the subsidiary company Mediadigit S.p.A. at November 30th, 2001, in compliance with article 2446 of the Italian Civil

Code. The further increase of write-downs for EUR 11,882 thousand was allocated following the recovered losses as can be seen from the balance sheet and the income statement at June 30th, 2002. These are losses that reflect the result for the year of the subsidiary company Mediadigit S.p.A. in compliance with article 2446 of the Italian Civil Code;

- the decrease in value for EUR 158,225 thousand of the subsidiary company Mediaset Investment S.a.r.l. equalled the decrease in shareholders' equity that this company recorded for the period from July 1st, 2001 to June 30th, 2002, mainly due to the devaluation of the book value of the equity investment held in Kirch Media GmbH & Co. KgaA for a total amount of EUR 203,782 thousand. The devaluation, which totalled EUR 158,225 thousand, includes the amount which had already been allocated as of December 31st, 2001 to the write-downs for the loss incurred until December 31st, 2001 and for the residual part of EUR 29,312 thousand, and further write-downs in the first half of 2002. In the period from July 1st, 2002 to December 31st, 2002, this subsidiary company had positive results.

Investments in affiliated companies are listed below:

	31/12/2002	31/12/2001
Consorzio Aeromobili Fininvest	119	135
Gestevision Telecinco S.A.	72,504	72,504
Publiespana S.A.	24,168	24,168
Veleno S.p.A. In liquidazione	1,280	1,200
(Allowance for doubtful accounts)	(281)	-
Total	**97,790**	**98,007**

The following change took place during the year:

- the decrease in value of the investment in Consorzio Aeromobile Fininvest which is due to the transfer of 3% of the association fund for an amount of EUR 16 thousand, as established by the resolution dated October 30th, 2002, to the subsidiary company Fininvest S.p.A.;
- the increase in value of the investment in the company Veleno S.p.A. due to the acquisition of 2% of its capital for an amount of EUR 80 thousand, which occurred on April 5th, 2002; subsequently, this investment was written-down by EUR 281 thousand due to the total loss incurred until December 31st, 2002 and considered as permanent. On October 17th, 2002, the shareholders' meeting of the company Veleno S.p.A. decided that the company should be wound up.

The information required as per article 2427 clause 5 of the Italian Civil Code is provided in a list in the attachments pertaining to each subsidiary and affiliated company.

The difference between the book value and the corresponding portion of net equity of the affiliated company Publiespana S.A., for an amount of EUR 8,638 thousand, is explained by the valuation of goodwill from the company.

The consolidated financial statements of the Mediaset Group report what the effect would have been if the investments in the companies Gestevision Telecinco S.A. and Publiespana S.A. had been valued using the equity method, taking account of their results net of unrealised profits from intercompany transactions.

Investments in other companies are listed below:

	% held at	31/12/2002	31/12/2001
Albacom S.p.A.	19.50%	118,146	103,670
Olivetti S.p.A.	0.45%	-	96,342
Hopa S.p.A.	2.73%	96,454	-
Consorzio Servizi Vigilanza	1.00%	-	5
Auditel S.r.l.	6.45%	2	2
(Allowance for doubtful accounts)		-	(3)
Total		**214,602**	**200,016**

The following change took place during the year:

- as a result of the agreement signed between Mediaset S.p.A. and Fingruppo S.p.A. on December 6th, 2002, Mediaset S.p.A. took the following action:
  - Olivetti S.p.A.: on December 17th, 2002, the equity investment held by Mediaset S.p.A. was transferred to Holy S.p.A., a subsidiary company of Hopa S.p.A. for an amount of EUR 96,393 thousand, thus recording an increased value of EUR 51 thousand;
  - Hopa S.p.A.: on December 18th, 2002, Mediaset S.p.A. acquired from Fingruppo S.p.A. 2.73% of the share capital of Hopa S.p.A. for EUR 96,454 thousand, inclusive on the taxes on the Stock-Exchange contract. This value, which is EUR 22,774 thousand higher than the corresponding portion of the shareholders' equity stated in Hopa S.p.A.'s consolidated financial statements at December 31st, 2002 and approved by the Board on March 11th, 2003, is supported by the report of an independent expert.
- Depreciation of the investment in Albacom S.p.A. following that established by the Extraordinary Meeting of the company Albacom S.p.A. which, on July 3rd, 2002, decided that the residual losses incurred until March 31st, 2002 – totalling EUR 50,747 thousand – would be hedged by reducing the share capital. As a consequence, Mediaset S.p.A. wrote down pro-quota the investment for an amount of EUR 9,896 thousand. The company Albacom S.p.A. also decided that the investment for EUR 124,983 thousand should be converted into share capital. As far as Mediaset S.p.A. is concerned, this means an increase in the investment value for EUR 24,372 thousand. Based on currently available data, we considered it was not necessary to make more write-downs to absorb the losses recorded in the period between April 1st, 2002 and December 31st, 2002, since they are not considered as permanent, but temporary in consideration of the operational performance and future corporate plans. The company holds a 19.50% stake in the share capital of Albacom S.p.A. which was recorded in the financial statements for an amount of EUR 118,146 thousand. The pro-quota portion of the consolidated shareholders' equity as of December 31st, 2002 totalled EUR 61,500 thousand. Most of the shareholding value is confirmed by the value attributed to goodwill and by future corporate plans.
- The shareholding in Consorzio Servizi Vigilanza which amounted to EUR 5 thousand at December 31st, 2001 was reduced to zero, since it was transferred to the associated company Immobiliare Idra S.p.A. at book value at April 30th, 2002.

Receivables

Receivables from other companies

	Balance as at 31/12/2002				31/12/2001
		Due (years)			
	Total	Within 1	From 1 to 5	After 5	
Other financial receivables	503	-	503	-	536
Total	**503**	**-**	**503**	**-**	**536**

The amount of EUR 503 thousand (EUR 536 thousand at December 31st, 2001) primarily consists of advance tax payments on the employee termination indemnity equal to EUR 345 thousand.

Current assets

Receivables

Trade receivables

The item reflects trade receivables generated by the sale or rental of rights, mainly to Italian and foreign broadcasters and distributors. They are recorded for EUR 240thousand (EUR 2.004 thousand at December 31st, 2001), equal to their face value of EUR 1,554 thousand and a write-down of EUR 1,314 thousand. This decrease is mainly attributable to the discharge of residual credits between companies of the Mediaset and Kirch Groups. Mediaset S.p.A. transferred receivables for EUR 2,016 thousand to the subsidiary company Mediatrade S.p.A.

	Gross	ADA	Net amount	31/12/2001
Due within 1 year	1,229	(989)	240	2,004
Due from 1 to 5 years	325	(325)	-	-
Total	**1,554**	**(1,314)**	**240**	**2,004**

The *allowance for doubtful accounts* amounts to EUR 1,314 thousand (EUR 1,071 thousand at December 31st, 2001), with a reclassification of EUR 243 thousand from the *allowance for doubtful accounts with Group companies*, and represents a reasonable estimate of losses on receivables from third parties.

Here follows the analysis of the allowance for doubtful accounts due from third parties from a tax viewpoint:

	Tax free	Taxed	Total
Balance at 01/01/2002	-	1,071	1,071
Reclassifications	-	243	243
Total	**-**	**1,314**	**1,314**

Receivables due from subsidiary companies, affiliated companies, related companies and the parent company

This item can be broken down as follows:

	31/12/2002	31/12/2001
Due from subsidiary companies		
Trade receivables	70,762	127,768
Other receivables	32,512	21,271
(Allowance for doubtful accounts)	(3,539)	(5,248)
Total due from subsidiary companies	**99,735**	**143,791**
Due from affiliated companies		
Trade receivables	-	1
Totala due from affiliated companies	**-**	**1**
Due from parent company		
- Trade receivables	210	118
- Other receivables	5,490	357
Total due from parent company	**5,700**	**475**
Due from related companies		
- Trade receivables	70	68
- Other receivables	12,628	5,699
Total due from related companies	**12,698**	**5,767**
Total	**118,133**	**150,034**

The above receivables do not include any amounts due after more than one year.

Trade receivables due from subsidiary companies mainly relate to Mediatrade S.p.A., for an amount of EUR 68,046 thousand, and almost entirely regard contract for the rights library. Other receivables for EUR 32,512 thousand relate to the management of VAT on a Group basis.

Trade receivables due from the parent company Fininvest S.p.A. consist of amounts charged for services provided.

Other receivables due from the parent company Fininvest S.p.A. mainly consist of the charging back of costs which were covered by the guarantee of June 1996, mainly due to the charging back of the notice of assessment which is thoroughly commented below.

Trade receivables due from related companies almost entirely refer to the interesting-bearing loan – plus interest – granted to Albacom S.p.A., which includes the share of interest accrued where the interest rate applied is equal to the Euribor at 12 months + 0.85%.

The breakdown of receivables for all the Group companies is shown in a table included in the Report on Operations.

The *allowance for doubtful accounts* is equal to EUR 3,539 thousand, (EUR 5,248 at December 31st, 2001), with a reclassification for EUR 243 thousand to the *allowance for doubtful accounts due from third parties*. This value represents accumulated amounts accrued over the years in order to obtain the tax benefits available under article 71 of Presidential Decree 917/86, with EUR 1,466 being utilised, which is an amount higher than the deductible sum according to tax

laws. The effects on shareholders' equity and profit for the year are described in the note on shareholders' equity.

Here follows the analysis of the allowance for doubtful accounts with Group companies from a tax viewpoint:

	Tax free	Taxed	Total
Balance at 01/01/2002	5,248	-	5,248
Utilisation	(243)	-	(243)
Provisions allocated during the year	(1,466)	-	(1,466)
Total	**3,539**	-	**3,539**

Other receivables

This item may be analysed as follows:

	31/12/2002	31/12/2001
Due from taxation authorities	85,774	89,721
Due to social security institutions	91	-
Due from employees	187	208
Advances to suppliers	3,119	3,101
Advances to consultants and freelance staff	12	9
Other receivables	2,394	6,323
Total	**91,577**	**99,362**

This item records receivables due after 12 months for an amount of EUR 52,729 thousand.

Amounts due from taxation authorities mainly comprise advance tax paid of EUR 70,176 thousand for previous years, tax credits on dividends equal to EUR 134,133 thousand, net of Corporate Tax and Regional Tax provisions, net of the advances for a total of EUR 119,422 thousand. In compliance with accounting standard no. 25 regarding income taxes, deferred tax assets and liabilities have been accounted for.

The amount specified in the table represents the balance regarding deferred tax assets recognised in respect of the timing differences arising on the amounts recorded in the statutory financial statements and those recorded for tax purposes over the years as follows:

	31/12/2002	31/12/2001
Deferred tax liabilities:		
Gains on disposals of fixed assets	54	85
Total liabilities	**54**	**85**
Deferred tax assets:		
Entertainment costs	104	85
Maintenance	18	45
Reserve for penalties and disputes	1,716	1,743
Reserve for the depreciation of advance payments to distribution	791	867
Reserve for the depreciation of tax assets	6,794	7,149
Reserve for the depreciation of productions in progress	345	363
Reserve for the depreciation of rights paid with undefined times	1,617	1,702
Provision for copyright risks	17	55
Provision for the depreciation of finished screening rights	2,982	4,345
Reserve for the depreciation of agreements to stipulate	223	234
Allowance for doubtful accounts Mediadigit International S.a.r.l.	7,282	5,361
Allowance for doubtful accounts Consorzio Servizi Vigilanza	-	1
Directors' fees as yet unpaid	91	118
Allowance for doubtful accounts	447	385
Provision for other risks	680	46,409
Depreciation fund for stake in Mediaset Investment S.a.r.l.	43,037	-
Fund for contract renegotiations	59	-
Depreciation fund for stake in Veleno S.p.A.	78	-
Depreciation stake in Albacom S.p.A.	3,364	-
Tresury stakes depreciation	28	-
Stock option plan tresury stakes depreciation	503	-
Total assets	**70,176**	**68,862**

Deferred tax assets and liabilities were calculated using the tax rates in force at January 1st, 2003. This is felt to represent the tax rate that will be in force when the timing differences reverse.

The item *amounts due from taxation authorities* at December 31st, 2002 was adjusted so as to reflect the change in the Corporate Tax based on law no. 289 of December 27th, 2002 (2003 Financial Law). For this adjustment EUR 2,960 was recorded in the income statement as charges.

Financial assets which are not fixed assets

Own shares

This items includes shares in Mediaset S.p.A. acquired pursuant to the resolutions of the General Meeting held on April 20th, 2000, April 9th, 2001 and April 24th, 2002 that established that powers be granted to the Board of Directors for purchases up to a maximum of 30,000,000 shares (2.54% of the share capital).

At December 31st, 2000, the value of own shares amounted to EUR 27,438 thousand (EUR 12,084 thousand at December 31st, 2001), equal to 3,831,081 shares, out of which 3,102,000 were destined for the Employee Stock Option Plan. Their book value was recorded net of a write-down for EUR 4,979 thousand (of which EUR 3,061 thousand had already been transferred on December 31st, 2001) in order to be adjusted to the lower between the market

value and the value of the pre-emption right. As to the remaining 729,081 shares, a write-down for EUR 84 thousand was performed in order to adapt the book value to the market value at the end of December 2002.

During the year, in order to stabilise the course of the share and to meet the requirements of the Employee Stock Option Plan approved, as is described in the Report on Operations, 12,180,974 shares were purchased for an amount of EUR 127,166 thousand and 9,825,893 shares were sold, for EUR 106,748 thousand. These transactions produced net revenues of EUR 1,362 thousand.

Intercompany financial receivables

These relate to current account transactions with Group companies and are analysed as follows:

	31/12/2002	31/12/2001
Mediadigit S.p.A.	-	20,339
Mediatrade S.p.A.	979,200	745,468
R.T.I. S.p.A.	349,600	116,314
Videotime S.p.A.	-	40,165
Total	**1,328,800**	**922,286**

The current account transactions with subsidiary companies are regulated by a contract agreed on December 18th, 1995. It states that interest shall be calculated in relation to the Euribor rate (average Euribor 1 month flat rate for interest income and average Euribor 1 month + 1% for interest charges).

Liquid funds

The balance of 12,709 thousand (EUR 25,004 thousand at December 1st, 2001) includes current accounts held at major Italian banks equal to EUR 12,684 thousand (EUR 25,001 thousand at December 31st, 2001) plus cash and duty stamps totalling EUR 25 thousand (EUR 3 thousand at December 31st, 2001).

Net financial position

The net financial position of Mediaset S.p.A. at December 31st, 2002, compared to that of the previous year is as follows:

	31/12/2002	31/12/2001
Liquid funds	12,709	25,004
Financial income and securities (which are not fixed assets)	5,222	12,084
Net receivables from subsidiary companies	947,939	733,831
Total financial assets	**965,870**	**770,919**
Due to banks	(559,284)	(546,823)
Total financial liabilities	**(559,284)**	**(546,823)**
Net Financial Position	**406,586**	**224,096**

The increase in the net financial position, equal to EUR 182,490 thousand, relates primarily to dividends received by subsidiary and affiliated companies totalling EUR 268,808 thousand, the sale of financial fixed assets for EUR 96,411 thousand and the cash flow generated by operations. As to financial liabilities, it is worth noting the outlays for capital injections to Mediadigit International S.a.r.l. and Albacom S.p.A., equal to EUR 39,372 thousand, the purchase of financial fixed assets for EUR 5,197 thousand and the payment of dividends for EUR 247,823 thousand. These movements are explained in greater detail in the attached cash flow statement.

Financial liabilities are included only for the purposes of reporting the net financial position of Mediaset S.p.A. at December 31st, 2002.

Prepayments and accrued income

This item includes:

	31/12/2002	31/12/2001
Accrued income		
Unrealised exchange gains		
- mark to market	6,943	7,105
- fair value	14,142	2,183
- point	2	86
Other	-	127
Total accrued income	**21,087**	**9,501**
Prepayments		
Film proceeds	126	126
Insurance	49	35
Property rentals	4	4
Other	1,754	338
Total prepayments	**1,933**	**503**
Total prepayments and accrued income	**23,020**	**10,004**

Accrued income mainly consists of accruals relating to exchange rate hedging transactions not yet settled at December 31st, 2002. The above balance includes EUR 1,012 thousand in relation to third party financial brokers. The significant increase in value of the Euro compared to the US dollar, especially in the last quarter of 2002, had a positive impact on the year-end valuation of hedging transactions performed by Mediaset S.p.A. towards subsidiary companies. This increase was offset by the loss on foreign exchange rates coming from the valuation of market transactions.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITY ITEMS

(EUR thousands)

Shareholders' equity

Movements in shareholders' equity items are analysed in the attached table.

Comments on the main items and movements therein are set out below.

Share capital

At December 31st, 2002 share capital amounted to EUR 614,238 thousand (unchanged since December 31st, 2001), wholly subscribed and paid-up. It was made up of 1,181,227,564 ordinary shares with a par value of EUR 0.52 each. No change took place during the year.

Share premium reserve

At December 31st, 2002 the share premium reserve totalled EUR 739,744 thousand (unchanged since December 31st, 2001). No change took place during the year.

Legal reserve

At December 31st, 2002 this reserve amounted to EUR 74,304 thousand (EUR 61,167 thousand at December 31st, 2001). The increase over December 31st, 2001, equal to EUR 13,137 thousand, represents 5% of the net profit for 2001 allocated to the legal reserve in accordance with the resolution passed at the General Meeting of April 24th, 2002.

Reserve for own shares

At December 31st, 2002 the reserve for own shares was equal to the value of the company's shares owned, accounted for in the suitable item ***financial assets which are not fixed assets***, in line with article 2357 of the Italian Civil Code. The reserve at December 31st, 2002, amounted to EUR 27,438 thousand (EUR 12,084 thousand at December 31st, 2001), equal to 3,831,081 shares. During the year, 12,180,974 and 9,825,893 own shares were purchased and sold respectively.

Other reserves

These reserves amount to EUR 103,337 thousand (EUR 116,911 thousand at December 31st, 2001); the decrease over the previous year, equal to EUR 13,574 thousand, is the result of the following:

- allocation of the profit from the year 2001 to the extraordinary reserve for EUR 1,780 thousand in accordance with the resolution of the General Meeting of April 24th, 2002;
- transfer from the extraordinary reserve of EUR 15,354 thousand to a specific own share reserve.

As mentioned earlier in the notes to the single items, the financial statements for this year and the previous years contain adjustments in value and provisions made exclusively for tax purposes, as permitted by current law.

This accounting practice has reduced shareholders' equity by EUR 3,615 thousand and increased net profit for the year by EUR 19,384 thousand.

The tax effect taken into consideration for the determination of these effects was calculated based on the current theoretical tax rate.

Description	Shareholders' equity at 31.12.2002	Profit for the year
	higher (lower)	
Amortisation of rights in effect	1,884	30,872
Amortisation of goodwill on conferrals	(4,144)	-
Provision to allowance for doubtful accounts	(3,539)	1,466
Total effect of value adjustments	**(5,799)**	**32,338**
Theoretical tax effect	2,184	(12,954)
Net effect on shareholders' equity and profit for the year	**(3,615)**	**19,384**

Retained earnings

At December 31st, 2002 retained earnings amounted to EUR 230 thousand (EUR 230 thousand at December 31st, 2001). No change took place during the year.

Net profit for the year

Net profit for the year amounted to EUR 258,641,417.33 (EUR 262,739,640.66 at December 31st, 2001).

Provisions for risks and charges

These provisions and their movements may be analysed as follows:

	1/1/2002	Provisions	Utilised	31/12/2002
1. Provision for pension benefits and similar obligations	71	-	(20)	51
Total	**71**	**-**	**(20)**	**51**
3. Other provisions:				
Provision for future risks (penalties & disputes)	4,330	173	(16)	4,487
Provision for wage settlement		173		173
Provisions for other risks and charges	131,974	2,000	(131,974)	2,000
Total	**136,304**	**2,346**	**(131,990)**	**6,660**
Total	**136,375**	**2,346**	**(132,010)**	**6,711**

The decrease in the provisions at point 1. is attributable to the finalisation of a contract for an internal staff social security fund with the subsequent partial utilisation of available liquidity.

The item *provisions for other risks and charges* decreased by EUR 129,974 thousand. These provisions had been initially allocated for EUR 128,913 thousand in order to cover possible permanent losses of the subsidiary company Mediaset Investment S.a.r.l., following the provisions made by this company with reference to the events associated with Kirch Media GmbH & Co. KgaA. The financial statements of the subsidiary company at June 30th, 2002, which reflect the difficult situation of the German company, recorded the write-down of the investment. As a consequence, at June 30th, 2002 Mediaset S.p.A. performed a reclassification of the write-down so as to directly reduce the shareholding value. The residual provisions of EUR 3,061 thousand were made to cover the possible charges deriving from the future financial commitment of the company with the employees who entered the Employee Stock Option Plan decided by the Employee Stock Option Plan Committee as a result of the resolution of the General Meeting held on April 9th, 2001. These were partially utilised to hedge the write-down of own shares for this purpose. Provisions for EUR 2,000 thousand were estimated as the amount needed to spur the departure of employees.

It should also be noted that, with reference to the new Employee Stock Option Plan for the year 2002, totalling 2,626,000 ordinary shares, no provisions for risks were allocated since they were considered unnecessary given the lower market value compared to the allocation value. The same valuation – made according to the fair market value, which according to quantitative revision models (Black-Sholes method) represents the likely share value in the period when the rights connected with the above allocation will be exercised – would have meant a negative difference totalling EUR 3,736 thousand. It should also be noted that, after December 31st, 2002, more transactions were made to hedge this plan whose valuation will be made during 2003.

On December 16th, 2002 Mediaset S.p.A. received a notice of assessment. The income declared in the year 1996 was challenged and higher taxable income totalling EUR 85,555 thousand was suggested with subsequent higher taxes due for EUR 35,710 thousand, plus penalties for an equal amount. This notice of assessment is a consequence of the legal

proceedings where Mediaset S.p.A. was the injured party in the offence, as announced in the financial statements at December 31st, 2001. On December 21st, 2001 the Company received a notice of assessment where the income declared in the year 1995 was challenged and higher taxable income totalling EUR 22.3 million was suggested with subsequent higher taxex due for EUR 11.9 million, plus penalties for an equal amount.

This notices of assessment challenged a portion of the amortisation resulting from part of the rights acquired by Mediaset in 1994 and 1995 which, according to the Taxation Authorities, were purchased for a higher amount than what would be considered as "normal" (violation of article 76 clause 5 of Tax Laws).

On March 1st, 2002 Mediaset was notified the summary of the proceedings of the Tax Police according to whom the whole amount of the amortisation referring to a part of the TV rights purchased in 1994 and 1995 was not deductible. These were recorded by Mediaset in financial statements from 1996 to 2000 at EUR 164.9 million.

The company, in line with what specified in the financial statements at December 31st, 2001 and supported by authoritative legal counsel, considers that the assumptions of the Taxation Authorities are groundless. For this reason no provisions have been made. It should be noted that the copies of these documents have already been transmitted to the parent company Fininvest S.p.A., as established by the guarantee the company granted in relation with the public offering for the sale and subscription of shares in Mediaset S.p.A.

Moreover, on March 18th, 2003 Mediaset S.p.A. was informed of the decision taken by the Regional Taxation Commission of Milan that, on January 27th, 2003, lifted the reservation expressed during the hearing that was held on November 4th, 2002. During that hearing, the appeal requested by the Taxation Authorities of Milan against the decision of the Provincial Taxation Commission of Milan was discussed. The Commission had upheld the appeal requested by the Company, thus almost entirely cancelling the charges moved against the Company with the notices of assessment for the years 1994 and 1995, concerning the dispute on the benefits established by Law Decree no. 357 of June 10th, 1994 converted into Law no. 489 of August 8th, 1994. Following this hearing, the Regional Taxation Commission upheld the appeal of the Taxation Authorities thus confirming the validity of the notices of assessment. The motivations of this decision were filed with the Secretary on February 25th, 2003.

Considering that the relevant regulations have only recently been issued, Mediaset S.p.A. is now assessing whether to adhere to that established by Law no 289/2002, in coordination with Fininvest S.p.A. in compliance with the procedures followed so far for the execution of security obligations deriving from the guarantee granted on June 6th, 1996.

As to the outstanding dispute with the company Editorial Planeta S.A., it should be noted, as already mentioned in the financial statements at December 31st, 2001, that on November 28th, 2001 this company cited Mediaset S.p.A. and Mediaset Investment S.a.r.l. in front of the Civil Court of Madrid requiring indemnity for the alleged damage caused to Planeta during negotiations for the purchase of a 5% stake in Gestevision Telecinco S.A. and Publiespana S.A. held by the Planeta Group, which took place in the second half of 2000. On December 13th, Mediaset S.p.A. and Mediaset Investment S.a.r.l. appeared in front of the Civil Court to challenge Planeta's allegations and raised a preliminary objection which contested the competence of Spanish Courts in deciding upon this matter. This preliminary objection was upheld by the Madrid Civil Court with an order issued on April 2nd, 2002. The order established that the Madrid Civil Court was not competent to decide and condemned Planeta to pay for

legal proceedings. Planeta filed an appeal against this decision. Therefore, with reference to this dispute, supported by authoritative legal counsel and due to the developments of the matter so far, our opinion is – as it was on December 31st, 2001 – that no provisions should be made at December 31st, 2002.

Employee termination indemnity

Changes in the provision during the year were as follows:

Balance at 1/1/2002	**3,619**
Amount accrued and charged to income statement	861
Reserve transferred from subsidiary, affiliated and related companies	75
Advances paid during the year	(161)
Indemnities paid during the year	(115)
Mediafond	(59)
Substitute tax 11%	(14)
Provision transferred to subsidiary, affiliated and related companies	(7)
Balance at 31/12/2002	**4,199**

Payables

Our notes of the make-up of payables and changes during the year are set out below:

Due to banks

Amounts due to banks may be analysed as follows:

	Balance at 31/12/2002				**Balance at**
		Due (years)			
	Total	**Within 1**	**1 to 5**	**After 5**	**31/12/2001**
Overdraft	9,384	9,384	-	-	21,859
Lines of credit	549,900	249,900	300,000	-	524,965
Total	**559,284**	**259,284**	**300,000**	**-**	**546,824**

During the year 2002 the Company signed agreements for lines of credit with leading banks for an overall of EUR 549,900 thousand. More specifically, on November 4th, 2002 Mediaset S.p.A. signed a five-year financing agreement with a pool of leading Italian banks for a total amount of EUR 300,000 thousand. This amount will enable Mediaset S.p.A., due to the conditions negotiated in terms of rates and expiration terms, to optimise its current financial structure while simultaneously increasing the total borrowing capacity of the Group.

Trade accounts

This item may be analysed as follows:

	31/12/2002	31/12/2001
Trade accounts	13,839	16,223
Professionals	1,223	1,143
Contractual liabilities for purchase of rights	3,699	5,654
Total	**18,761**	**23,020**

Compared to December 31st, 2001 the balance has fallen by EUR 4,259 thousand. This is attributable to the gradual termination of the television rights purchase operations. Payables are entirely due within 12 months.

Due to subsidiary, affiliated, related companies and the parent company

This item may be analysed as follows:

Due to subsidiary companies	31/12/2002	31/12/2001
Trade payables	263	755
Other payables	25,940	27,833
Total	**26,203**	**28,588**

Other paybles due to subsidiary companies mainly comprise VAT payables and VAT payments on account for December paid by the subsidiary companies to Mediaset S.p.A. as part of the groupwide VAT management, as well as advances received as premium for the sale of options carried out on behalf of subsidiary companies to hedge foreign exchange rate risks.

Due to affiliated companies	31/12/2002	31/12/2001
Trade payables	136	177
Total	**136**	**177**

Due to associated companies	31/12/2002	31/12/2001
Trade payables	5,650	688
Other payables	4	-
Total	**5,654**	**688**

The sharp increase in *trade payables* is connected with the purchase of a building of the affiliated company Mediolanum Vita S.p.A. signed on December 20th, 2002, which was previously commented.

Due to parent company	31/12/2002	31/12/2001
Trade payables	81	343
Other payables	517	-
Total	**598**	**343**

Other payables due to the parent company refer to the payables attributable to reverses by Fininvest S.p.A. of amounts which were initially charged to the parent company and paid off in previous years to Mediaset S.p.A. in compliance with the guarantee granted on June 16th, 1996 and which later on, based on a joint recognition act signed on December 19th, 2002 with Fininvest S.p.A., proved to be not due since they were not covered by the guarantee.

Due to taxation authorities

This item may be analysed as follows:

	31/12/2002	31/12/2001
Due to taxation authorities for:		
Withholding tax on employees' wages and salaries	659	595
Withholding tax on freelance staff fees	45	14
Other	47	69
Total	**751**	**678**

Income tax for the year has a nil balance as the payments on accounts and especially tax credits on dividends exceed the liability of the year. Total payables due to taxation authorities include EUR 22 thousand due after more than 12 months.

Due to social security institutions

This item consists of amounts payable to social security institutions for employee and employer contributions on December wages and salaries. At December 31st, 2002, it amounted to EUR 619 thousand (EUR 515 thousand at December 31st, 2001).

The balance may be analysed as follows:

	31/12/2002	31/12/2001
Inps	64	53
Inail	2	-
Enpals	277	229
Inpdai/Inpgi	213	178
Fasi/Fasdac	1	-
Previndai/Fpdac	58	47
Casagit	4	8
Total	**619**	**515**

Other sums payable

This item may be analysed as follows:

	31/12/2002	31/12/2001
Due to employees for wages and salaries, accrued holiday pay and expenses	1,247	1,208
Due to insurance companies	89	40
Due to Directors	244	285
Due to Statutory Auditors	221	221
Advances on forex options	2,979	4,258
Due to shareholders for dividends	82	75
Other	551	674
Total	**5,413**	**6,761**

Intercompany financial payables

This item refers to current account transactions with subsidiary companies. It is analysed as follows:

	31/12/2002	31/12/2001
Elettronica Industriale S.p.A.	23,922	25,829
Epsilon Tv Production S.r.l.	337	-
Promoservice Italia S.r.l.	838	978
Publitalia '80 S.p.A.	343,754	158,706
RTI Music S.r.l.	-	2,942
Videotime S.p.A.	12,010	-
Total	**380,861**	**188,455**

These payables are subject to the interest rates already described in the section *intercompany financial receivables.*

Accruals and deferred income

	31/12/2002	31/12/2001
Accruals		
Forex:		
- mark to market	8,414	7,303
- fair value	11,938	2,182
- point	2	47
Altri ratei passivi	1,130	432
Total accruals	**21,484**	**9,964**
Deferred income		
Long-term rentals	6,364	9,096
Altri risconti passivi	255	-
Total deferred income	**6,619**	**9,096**
Total accruals and deferred income	**28,103**	**19,060**

Accruals on forex transactions relate to the valuation using December 31st, 2002 exchange rated of hedging contracts with R.T.I. S.p.A. and Mediatrade S.p.A. for a total amount of EUR 3,462 thousand and with third parties for EUR 16,892 thousand. The significant increase in value of the Euro compared to the US dollar, especially in the last quarter of 2002, had a positive impact on the year-end valuation of hedging transactions performed by Mediaset S.p.A. on the market. This increase was offset by the gains on foreign exchange rates coming from the valuation of mirror transactions with the subsidiary companies.

Deferred income mainly refers to *long-term rentals*. These decreased by EUR 3,686 thousand for the portion pertaining to the year 2002 in relation to contracts outstanding in 2001 and increased by EUR 954 thousand for the portion pertaining to future year income under contracts agreed in 2002.

COMMENTS TO THE OFF-BALANCE SHEET ITEMS

(EUR thousands)

Guarantees, endorsements and sureties

Guarantees given

These include guarantees totalling EUR 38,983 thousand (EUR 32,835 thousand at December 31st, 2001) given in favour of subsidiary companies, related companies and third parties. The most significant items in favour of subsidiary companies are guarantees given to Intesa BCI for lines of credit granted to subsidiary company R.T.I. S.p.A., equal to EUR 5,268 thousand, and to the sports club Calcio Napoli S.p.A. in the interest of the subsidiary company Publitalia '80 S.p.A. in order to guarantee the commitment made in sponsoring contracts for an amount of EUR 4,591 thousand. As to guarantees given in favour of third parties, there should be noted the non-bank guarantees granted to the VAT office in Milan in the interest of the subsidiary company Mediatrade S.p.A. for the surplus of VAT receivables for an amount of EUR 17,672 thousand.

Commitments and risks

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

It should be noted that the guarantee issued on June 6th, 1996 by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2002.

On December 19th, 2002 a joint recognition act was signed with the parent company in which Fininvest S.p.A. committed to grant a guarantee in favour of Mediaset S.p.A. and its subsidiary companies beyond expiration date, until no more consequences will be felt on the balance sheet and income statement due to the events covered by the guarantee occurred by December 31st, 2002 and notified to Fininvest S.p.A. by January 31st, 2003. It was also established that, with reference to the potential liabilities due to taxes and penalties arising from events covered by the guarantee, also the losses will be hedged deriving from subjective or objective extensions, should any arise after December 31st, 2002.

The following events were covered by the guarantee in 2002:

- with regard to the expenses that have already been verified and recorded in the 2002 financial statements, Mediaset S.p.A. requested Fininvest S.p.A. to receive compensation for losses totalling EUR 5,350 thousand and received the payment of EUR 130 thousand. EUR 5,220 thousand must still be received. Not yet defined litigation amounts to EUR 1,116 thousand.

Contingencies

This item amounts to EUR 1,056,477 thousand (EUR 1,864,892 thousand at December 31st, 2001) and regards transactions on foreign currencies for the hedging of exchange rate risks.

Mediaset S.p.A. works directly with institutional counterparts to hedge its own exchange rate risk and that of its subsidiary companies.

Commitment for the purchase of financial fixed assets

This newly created item amounts to EUR 476,000 thousand and refers to the commitments on shareholding purchases. More specifically, a commitment was taken in the agreement signed on December 18th, 2002 with the Correo Group for an amount of EUR 276,000 thousand. The object of this agreement is the purchase of a 12% share in the capital of Publiespana S.A. and Gestevision Telecinco S.A. which was made possible after the new Spanish Law on media came into force on January 1st, 2003. The agreement will be finalised when authorisation is given by the European anti-trust commission. In this agreement, Mediaset S.p.A. has given the Correo Group the faculty to adjust the price agreed upon for this transaction in the event that Telecinco is listed at the Stock-Exchange by 2006 with a share value higher than that agreed for this transaction. Another item for EUR 200,000 thousand was recorded as the minimum amount to be paid to ICE Finance B.V., should the put option granted by Mediaset S.p.A. be exercised. This option regards that 10% share that Mediaset S.p.A. holds in Publiespana S.A. and Gestevision Telecinco S.A.. This right can be exercised by ICE Finance B.V. until December 31st, 2005, and can be extended up to December 31st, 2007 at a price higher than EUR 200,000 thousand and a market value established by an independent expert. Based on the agreements signed between Mediaset S.p.A. and ICE Finance B.V., this pre-emption right cannot be exercised, should Telecinco be listed at the Stock-Exchange.

More information

It should be noted that, within the agreement signed on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset acquired – for an amount of EUR 40,000 - an option for the unconditioned sale to Fingruppo of a 2.73% stake, corresponding to 37,289,973 shares, held in HOPA S.p.A. for an amount of EUR 1.33 and 1.44 per share respectively. This value can be subject to variations according to the year period and, in any case, this option cannot be exercised after January 2008.

Mediaset also acquired an irrevocable and unconditioned right for the purchase of 80 million ordinary shares of Olivetti S.p.A. from Holinvest S.p.A., a subsidiary company of HOPA S.p.A. at a price established at EUR 1.7 per share. This option can be exercised until December 2007.

COMMENTS ON THE MAIN INCOME STATEMENT ITEMS

(EUR thousands)

Value of production

Revenues from sales and services

These amount to EUR 227,83 thousand (EUR 359,551 thousand in 2001) and include revenues from the sale of goods, rights and services.

In 2002, Mediaset S.p.A. agreed a one-year contract with its subsidiary company Mediatrade S.p.A. for the rental of its library. Under this agreement, Mediatrade is to pay EUR 220,000 thousand (EUR 351,191 thousand in 2001). The decrease in this amount is attributable to the fact that the library of Mediaset S.p.A. is no longer developed and, as a consequence, it has qualitatively and quantitatively been reduced during 2002.

Revenues are analysed in greater detail in the following table:

	2002	2001
Revenues from parent company	12	3
Revenues from subsidiary company	224,175	355,292
Revenues from associated companies	86	162
Revenues from affiliated companies	-	1
Revenues from third parties	2,910	4,093
Total revenues from sales and services	**227,183**	**359,551**

The breakdown of revenues for each individual company belonging to the Group is provided in the tables includes in the ***Report on Operations.***

The main types of revenues are as follows:

	2002	2001
Revenues from television activities	223,422	355,422
Fees, commissions and royalties	636	1,146
Other revenues	3,125	2,983
Total revenues	**227,183**	**359,551**

Other revenues and income

This item may be analysed as follows:

	2002	2001
Other revenues:		
Seconded personnel	62	62
Costs recovered	195	257
Other income:		
Gains on disposal of fixed assets	258	584
Out-of-period income	4,426	1,349
Cancellations of rights	-	12
Utilizzo del fondo ferie maturate e relativi contributi	91	-
Use of provisions for copywright risks	-	122
Use of reserve for complementary pension funds	-	150
Other	452	415
Total	**5,484**	**2,951**

The item *out-of-period income* almost entirely consists of the surplus amount of the provisions made in previous years in order to directly adjust the value of rights that – though exhausted – still had a useful residual life. It also consists of the utilisation of the allowance for doubtful debt for EUR 1,466 thousand, which was the portion exceeding the fiscally deductible limit.

Cost of production

Services

This item may be analysed as follows:

	2002	2001
Maintenance costs	36	35
Utilities and logistics	419	468
Advertising, public relations and hospitality	1,431	1,695
Transport and storage	158	177
Consultants' fees and external staff	6,940	8,397
Directors' emoluments	1,134	1,034
Statutory auditors' emoluments	221	221
Personnel expenses	471	491
Commissions on guarantees	24	21
Bank charges and commissions	945	1,065
Insurance costs	341	291
Sales commissions	52	103
Travel and expense accounts	496	545
Operation of Board of Directors and Statutory Auditors	1,643	2,018
Other services	784	960
Total	**15,095**	**17,521**

Leasing and rental

This item is made up as follows:

	2002	2001
Rentals and leases	4,823	4,885
Royalties	4,651	4,688
Total	**9,474**	**9,573**

Personnel expenses

The following table compares the number of employees at the end of 2001 and 2002:

	Employees at 31/12/2001	Employees at 31/12/2002	Year average
Managers	32	39	37
Middle managers	38	37	38
Office staff	132	140	136
Journalists	4	4	4
Total	**206**	**220**	**215**

Personnel expenses include wages and salaries, social security contributions and provisions for employee termination indemnity. This totalled EUR 18,447 thousand in 2002 (EUR 15,220 thousand at December 31st, 2001) and are detailed in the income statement.

The increase in these expenses is attributable both to remuneration policies and the strengthening of a few structures of the holding company and general service of the parent company.

Amortisation, depreciation and write-downs

This item includes the amortisation of intangible and tangible fixed assets.

Amortisation and depreciation came to EUR 154,636 thousand, including EUR 154,095 thousand on intangible assets, with a decrease of EUR 70,841 thousand from the previous year.

Depreciation of tangible assets amounted to EUR 541 thousand (EUR 708 thousand in 2001), including EUR 6 thousand as the portion of complementary amortisation and depreciation.

Provisions for risks

This item, equal to EUR 2,346 thousand (EUR 10 thousand in 2001), mainly refers to an estimate of the cost of a plan to encourage employees to leave, to the provisions for disputes and litigation underway and to an estimate of the amount that will be paid to employees on contract renewal in 2002.

Sundry operating costs

This item may be analysed as follows:

	2002	2001
Capital losses and out-of-period expenses:		
Loss on disposal of tangible assets	26	25
Loss on cancellation of rights	235	1
Out-of-period expenses	73	48
Total	**334**	**74**
Other charges:		
Taxes other than on income	63	70
Co-producer fees	44	56
Perizie e certificazioni	26	-
Membership fees	320	289
Donations	309	2,371
Other operating costs	396	3,453
Total	**1,158**	**6,239**

The decrease in the item is attributable to lower donations and to the end of the operating costs that had characterised this item in 2001.

Financial income and charges

Income from investments in subsidiary and affiliated companies

This item comprises dividends received from subsidiary and affiliated companies totalling EUR 268,808 thousand and related tax credits of EUR 134,133 thousand, as detailed in the table.

	2002	2001
Dividends from subsidiary companies:		
International Media Services Ltd.	17,900	-
R.T.I. S.p.A.	138,458	219,590
Publitalia 80 S.p..A	100,000	61,975
Tax credits on dividends	134,133	165,363
Total	**390,491**	**446,928**
Dividends from affiliated companies:		
Gestevision Telecinco S.A.	4,315	18,031
Publiespana S.A.	8,135	4,958
Total	**12,450**	**22,989**
Dividends from other companies:		
Olivetti S.p.A.	-	1,400
Tax credits on dividends	-	822
Total	-	**2,222**
Total	**402,941**	**472,139**

Other financial income

This item may be analysed as follows:

	2002	2001
Income included in fixed assets:		
Other receivables	11	12
Total	**11**	**12**
Interest income from banks	862	1,663
Income on own share trading	1,775	1,300
Income on call and put options	1,711	4,389
Interest income on financial receivables not included in fixed assets due from:		
Subsidiary companies	47,677	41,704
Associated companies	61	25
Other income	338	699
Total	**52,424**	**49,780**
Total	**52,435**	**49,792**

Most income on share trading and options aims at stabilising the market value of own shares.

An analysis of financial income for each individual company is provided in the tables included in the ***Report on Operations***.

Interest and financial charges

This item may be analysed as follows:

	2002	2001
Bank overdraft interest	-	20
Short-term loan interest	18,020	19,505
Interest payable to subsidiary companies	10,810	13,366
Loss on the valuation of own shares	2,002	-
Other financial charges	1,739	12,718
Total	**32,571**	**45,609**

Other financial charges primarily include losses from trading operations in own shares and the relevant agreements signed for an amount of EUR 1,659 thousand made to stabilise the market value. These losses are much lower than those recorded in the previous year.

Foreign exchange gains and losses

The gain of EUR 333 thousand (gain of EUR 2,197 thousand in 2001), consisting of *exchange gains* for EUR 71,378 thousand (including EUR 49,009 thousand of realised gains) and *exchange losses* for EUR 71,045 thousand (including EUR 49,962 thousand of realised losses), is essentially the result of exchange rate hedging transactions.

Write-downs

The loss on the valuation of shareholdings, equal to EUR 51,371 thousand (EUR 161,318 thousand in 2001), reflects the adjustment of the value of the stake held in the companies Mediaset Investment S.a.r.l. for EUR 29,312 thousand, Mediadigit International S.a.r.l. for EUR 11,882 thousand, Albacom S.p.A. for EUR 9,896 thousand and Veleno S.p.A. which is being disposed of for EUR 281 thousand recorded in receivables, considering the losses in the year already detailed in the notes to investments.

Extraordinary income and charges

The item amounts to minus EUR 645 thousand (plus EUR 5 thousand in 2001). It includes extraordinary charges regarding taxes referring to previous years equal to EUR 93 thousand and out-of-period expenses for EUR 786 thousand as well as extraordinary income for out-of-period income for EUR 234 thousand. More specifically, out-of-period expenses include charges for EUR 517 thousand for the transfer by Fininvest S.p.A. of amounts charged to Fininvest S.p.A. and already paid in the previous years to Mediaset S.p.A. in compliance with the guarantee given on June 16th, 1996. According to the recognition act signed with Fininvest S.p.A. on December 19th, 2002, these amounts were declared as not due since they are not covered by the above guarantee.

Income taxes for the year

These amount to EUR 143,346 thousand (EUR 140,263 thousand at December 31st, 2001), and include Corporate Income Tax (IRPEG) for EUR 142,307 thousand and Regional Income tax (IRAP) for EUR 2,385 thousand. The total has been adjusted in respect of deferred tax assets and liabilities arising during the year totalling EUR 18,192 thousand, more than compensated by utilisations for EUR 16,846 thousand. The change of the IRPEG rate from 36% down to 34% generated greater use of deferred tax assets and liabilities, in items on training before the year, for EUR 2,960 thousand.

for the Board of Directors

the Chairman

ATTACHMENTS

These attachments supplement the notes to the financial statements of which they form an integral part. They include the following information:

- analysis of changes in shareholders' equity for the years ended December 31st, 2002 and 2001;
- analysis of changes in intangible assets for the year ended December 31st, 2002;
- analysis of changes in tangible assets for the year ended December 31st, 2002;
- analysis of changes in financial assets for the year ended December 31st, 2002;
- cash flow statement for the years ended December 31st, 2002 and December 31st, 2001;
- list of investments in subsidiary and affiliated companies as of December 31st, 2002 (art. 2427 clause 5 of the Italian Civil Code).

Analysis of changes in shareholders' equity for the years ended December 31st, 2002 and 2001

(EUR thousands)

	Share capital	Share premium reserve	Revaluation reserves	Legal reserve	Reserve for company's own shares	Statutory reserves	Other reserves	Retained earnings (losses)	Profit (loss) for the year	Total shareholders' equity
Balance at 1/1/2001	**610,053**	**739,744**	**-**	**45,188**	**35,950**	**-**	**76,797**	**230**	**319,608**	**1,827,570**
Bonus issue as per resolution of Board of Directors' meeting of 09/04/2001	4,185	-	-	-	-	-	(4,185)	-	-	-
Allocation of 2000 net profit as per GM resolution of 09/04/2001	-	-	-	15,979	-	-	20,433	-	(319,608)	(283,196)
Other changes: Utilisation of extraordinary reserve for purchase/sale of own shares	-	-	-	-	(23,866)	-	23,866	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	-	-	262,740	262,740
Balance at 31/12/2001	**614,238**	**739,744**	**-**	**61,167**	**12,084**	**-**	**116,911**	**230**	**262,740**	**1,807,114**
Allocation of 2001 net profit as per GM resolution of 24/04/2002	-	-	-	13,137	-	-	1,780	-	(262,740)	(247,823)
Other changes: Utilisation of extraordinary reserves for purchase/sale of own shares	-	-	-	-	15,354	-	(15,354)	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	-	-	258,642	258,642
Balance at 31/12/2002	**614,238**	**739,744**	**-**	**74,304**	**27,438**	**-**	**103,337**	**230**	**258,642**	**1,817,933**

Analysis of changes in intangible assets for the year ended December 31st, 2002

(EUR thousands)

Intangible assets	Opening balance: Original cost	Opening balance: Revaluat.	Opening balance: (Write-downs) Write-backs	Opening balance: Accumulated amortisation	Opening balance: Balance at 1/1/2001	Changes during the year: Acquisitions	Changes during the year: Net reclassif. (*)	Changes during the year: Net disposals (**)	Changes during the year: Amortis.	Changes during the year: (Write-downs) Write-backs	Changes during the year: Revaluat.	Closing balance: Original cost	Closing balance: Revaluat.	Closing balance: (Write-downs) Write-backs	Closing balance: Accumulated amortisation	Closing balance: Balance at 31/12/2001
Start-up and expansion costs	49,428	-		(49,396)	32	-		-	(15)	-		49,428	-		(49,411)	17
Patents and intellectual property rights	878	-	-	(878)		-	-	-	-	-		878	-	-	(878)	-
Conc., licences, trademarks & sim. Rights	2,153,151	-	(15,161)	(1,723,118)	414,872	1,001	128	(2,875)	(154,048)	3,091		2,148,075	-	(12,070)	(1,873,928)	262,077
Goodwill	41,441	-	-	(41,441)	-	-	-	-	-	-		41,441	-	-	(41,441)	-
Intangible assets in progress & advances	22,895		(21,397)	-	1,498	986	(128)	(84)	-	84		23,669	-	(21,313)	-	2,356
Other intangible assets	1,225	-	-	(1,181)	44	-		-	(32)	-		1,225	-	-	(1,213)	12
Totale	**2,269,018**	-	**(36,558)**	**(1,816,014)**	**416,446**	**1,987**	-	**(2,959)**	**(154,095)**	**3,175**	-	**2,264,716**	-	**(33,383)**	**(1,966,871)**	**264,461**
(*) Of which:																
Cost																
Amortisation							-									
(**) Of wich:																
Cost								6,149								
Revaluations								-								
Write-downs								(3,189)								
Ordinary amortisation								-								
Accelerated amortisation								2,960								

Analysis of changes in tangible assets for the year ended December 31st, 2002

(EUR thousands)

Tangible assets	Opening balance					Changes during the year						Closing balance				
	Original cost	Revaluat.	Write-downs) Write-backs	Accumulated depreciation	Balance at 1/1/2002	Acquisitions	Net reclassif.	Net disposals	Depreciat.	Write-downs) Write-backs	Revaluat.	Original cost	Revaluat.	Write-downs" Write-backs	Accumulated depreciation	Balance at 31/12/2002
				(*)			(**)	(*) (***)	(*)						(*)	
Plant and machinery	590	-		(425)	165	9		-	(78)	-	-	599	-	-	(503)	96
Other tangible assets	4,412	-	-	(3,240)	1,172	288	-	(32)	(463)	-	-	4,592	-	-	(3,627)	965
Assets under construction/payments on accoun	-	-	-	-	-	4,900	-	-	-	-	-	4,900	-	-	-	4,900
Total	**5,002**	-	-	**(3,665)**	**1,337**	**5,197**	-	**(32)**	**(541)**	-	-	**10,091**	-	-	**(4,130)**	**5,961**
(*) Of which accelerated				73					(6)						67	
(**) Of which:																
Cost							140									
Depreciation							(140)									
							-									
(***) Of which:																
Cost								248								
Revaluations																
Write-downs																
Ordinary depreciation								(216)								
Accelerated depreciation								-								
								32								

Analysis of changes in financial assets for the year ended December 31st, 2002

(EUR thousands)

	Opening Balance				Changes during the year						Closing balance	
	Original cost	Revaluations	Write-downs) Write-backs	Balance at 1/1/2002	Increases	Reclassific.	Decreases	Revaluations	Write-downs) Write-backs	aluation under equity method	Balance at 31/12/2002	of which: revaluations
Investments in												
Subsidiary companies	839,992	-	(14,891)	825,101	15,000	-	(128,913)	-	(41,194)	-	669,994	-
Affiliated companies	98,007	-	-	98,007	80	-	(16)	-	(281)	-	97,790	-
Other companies	196,620	-	3,396	200,016	120,826	-	(96,344)	-	(9,896)	-	214,602	-
Total	**1,134,619**	-	**(11,495)**	**1,123,124**	**135,906**	-	**(225,273)**	-	**(51,371)**	-	**982,386**	-
Receivables												
from other companies	536	-	-	536	-	-	(33)	-	-	-	503	-
Total	**536**	-	-	**536**	-	-	**(33)**	-	-	-	**503**	-

Cash flow statement for the years ended December 31st, 2002 and December 31st, 2001

(EUR thousands)

	31/12/2002	31/12/2001
Profit (loss) for the year	258,642	262,740
Amortisation, depreciation and write-downs	154,636	225,477
Provisions, net	(81,378)	126,354
Cash flow from operations	**331,900**	**614,571**
Change in receivables	41,450	(28,036)
Change in prepayments and accrued income	(13,016)	8,876
Change in payables	(2,708)	(9,785)
Change in accruals and deferred income	9,043	(16,306)
Change in tax payables	73	(2,036)
Change in employee termination indemnity	580	469
Altri movimenti di patrimonio	(22,216)	-
Change in working capital and other assets/liabilities	**13,206**	**(46,818)**
Cash generated by operations	**345,106**	**567,753**
Revenues from the sale of intangible assets	2,959	6,594
Revenues from the sale of tangible assets	32	27
Revenues from the sale of financial assets	225,306	35
Total revenues from disposals	**228,297**	**6,656**
Total cash generated during the year	**573,403**	**574,409**
Investments in intangible assets	(1,987)	(10,993)
Investments in tangible assets	(5,197)	(218)
Investments in financial assets	(135,906)	(153,061)
Total cash (invested) during the year	**(143,090)**	**(164,272)**
Dividends paid	(247,823)	(283,195)
Other changes in shareholders' equity	1	(1)
Changes in shareholders' equity	**(247,822)**	**(283,196)**
Change in net financial position	**182,491**	**126,941**
Liquid funds	25,004	122,417
Financial receivables from subsidiary companies	922,286	509,218
Short-term securities	12,084	35,950
Financial payables to banks / other financial institutions	(546,824)	(333,643)
Financial payables to subsidiary companies	(188,455)	(236,788)
Opening net financial position	**224,095**	**97,154**
Liquid funds	12,709	25,004
Financial receivables from subsidiary companies	1,328,800	922,286
Short-term securities	5,222	12,084
Financial payables to banks / other financial institutions	(559,284)	(546,824)
Financial payables to subsidiary companies	(380,861)	(188,455)
Closing net financial position	**406,586**	**224,095**
Change in net financial position	**182,491**	**126,941**

List of investments in subsidiary and affiliated companies as of December 31st, 2002
(Article 2427 clause 5 of the Italian Civil Code)

(EUR thousands)

Name	Head office		Share capital	Par value per share	Shareholders' equity: Total	Shareholders' equity: Pro-quota amount (A)	Result for the year: Total	Result for the year: Pro-quota amount	% held	Number of shares held	Book value (B)	Value as per art 2426 (4) CC (C)	Difference: B-A	Difference: B-C
Subsidiary companies														
Publitalia '80 S.p.A.	Milan	Euro	52,000	0.52	142,855	142,855	64,836	64,836	100%	100,000,000	51,134	-	(91,721)	-
R.T.I. S.p.A.	Rome	Euro	56,691	0.52	713,016	713,016	459,962	459,962	100%	109,022,000	90,910	-	(622,106)	-
International Media Services Ltd	Malta	Euro	52	1.03	52	52	-	-	99.95%	49,999	53	-	1	-
Mediaset Investment S.a.r.l. (*)	Luxemburg	Euro	67,647	52.00	522,122	522,122	8,953	8,953	100%	1,300,900	513,169	-	(8,953)	-
Mediaset Ireland Ltd.	Dublin	Euro	0.052		-		-		100%		0.052	-	-	-
Mediadigit International S.a.r.l.	Luxemburg	Euro	41,500	100.00	14,607	14,607	(11,980)	(11,980)	100%	415,000	14,727	-	120	-
Affiliated companies														
Consorzio Aeromobili Fininvest	Milan	Euro	520	520.00	520	120	-	-	23%	230	120	-	-	-
Veleno S.p.A. in liquidation	Milan	Euro	5,000	1.00	3,918	1,019	(405)	(105)	26%	1,300,000	1,001	-	(18)	-
Publiespana S.A.	Madrid	Euro	601	6.01	62,120	15,530	32,518	8,130	25%	100,000	24,168	-	8,638	-
Gestevision Telecinco S.A.	Madrid	Euro	92,521	6.01	335,583	83,896	52,312	13,078	25%	15,394,488	72,504	-	(11,392)	-

(*) Profit (loss) result concerns period 1/07/2002-31/12/2002.

List of investments referring to article 125 of CONSOB Regulations no.11971/1999 and subsequent modifications

(reference date December 31st, 2002)

Company name	Country	Total owned stake %	Type of stake ownership %	Shareholder	Stake %
ABS Finance Fund Sicav	Luxembourg	22.92%	indirectly owned	Mediaset Investment S.a.r.l.	22.92%
Albacom S.p.A.	Italy	19.50%	directly owned	Mediaset S.p.A.	19.50%
Auditel S.r.l.	Italy	30.00%	indirectly owned	R.T.I. S.p.A.	23.55%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Epsilon TV Production S.r.l.	Italy	100.00%	indirectly owned	Mediaset Investiment S.a.r.l.	50.00%
			indirectly owned	Mediatrade S.p.A.	50.00%
Euromedia Luxembourg Two S.A.	Luxembourg	11.76%	indirectly owned	Mediaset Investiment S.a.r.l.	11.76%
Fascino Produzione Gestione Teatro S.r.l.	Italy	30.00%	indirectly owned	R.T.I. S.p.A.	30.00%
Gestevision Telecinco S.A.	Spain	40.00%	directly owned	Mediaset S.p.A.	25.00%
			inidirectly owned	Mediaset Investment S.a.r.l.	15.00%
International Media Services Ltd. *(in liquidation)*	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Mediadigit International S.a.r.l.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediadigit S.p.A.	Italy	100.00%	indirectly owned	Mediadigit International S.a.r.l.	100.00%
Mediaset Investment S.a.r.l.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Ireland Ltd.	Ireland	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediatrade S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Press TV S.p.A.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Promoservice Italia S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publiespana S.A.	Spain	40.00%	directly owned	Mediaset S.p.A.	25.00%
			indirectly owned	Mediaset Investment S.a.r.l.	15.00%
Publieurope International Ltd.	England	100.00%	indirectly owned	Publieuros Ltd.	100.00%
Publieuros Ltd.	England	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
TV Breizh S.A.	France	12.93%	indirectly owned	Mediaset Investment S.a.r.l.	12.93%
Veleno S.p.A. (in liquidation)	Italy	26.00%	directly owned	Mediaset S.p.A.	26.00%
Videotime S.p.A.	Italy	98.12%	indirectly owned	R.T.I. S.p.A.	98.12%

MEDIASET S.p.A.

2002 Annual Report

Reports of the Statutory Auditors
and External Auditors

MEDIASET S.p.A.

Milan – Via Paleocapa,3

Share capital EUR 614,238,333.=

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING CALLED TO APPROVE THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31ST, 2002

(article 153 of Law Decree no. 58/98)

Dear Shareholders,

During the year we have performed the duties required by law, taking into account the code of conduct recommended by the National Councils of Professional Accountants and Bookkeepers.

In particular:

- we attended the Board of Directors' meetings and the directors provided information about the activities undertaken and the transactions with the greatest impact on the income statement, balance sheet and financial position of the Company. We made sure that all the actions approved and implemented were in compliance with the law and the corporate articles of association, and that they were not incautious or risky, they did not involve any potential conflicts of interest and were neither in contrast to the resolutions passed by General Meetings nor such as to undermine the integrity of the Company's equity;

- we obtained knowledge of and monitored, to the extent of our responsibilities, the Company's organisational structure and confirmed that proper management procedures had been followed. This involved direct observation, information gathering and discussions with the external auditors Deloitte & Touche S.p.A. in order to exchange data and information. No aspects of importance emerged;
- we assessed and monitored the adequacy of the internal control system, of the activities performed by the people in charge of the internal control and accounting system and ensured that this system was reliable in that it properly reflected operations. This involved gathering information, reviewing company documents and analysing the results of the work performed by the external auditors. We also held regular meetings with the head of the internal control department and obtained information about reviews performed at subsidiary companies. We also took part in the meetings of the Internal Control Committee;
- we checked that the statutory and consolidated financial statements as at December 31st, 2002 and the Report on Operations were prepared and structured in accordance with the law. This was based on direct checks and on information provided by the external auditors;
- we examined the adequacy of the instructions issued to subsidiary companies. These instructions enabled them to promptly provide the parent company with information enabling it to meet its legal obligations regarding communication.

During our review work as described above we did not come across any significant matters for censure or any

omissions that would require being reported to external supervisory bodies or mentioned at this point.

Moreover, in accordance with the recommendations issued by CONSOB, the Board of Statutory Auditors states the following:

- no atypical and/or unusual transactions were observed with other Group companies or with related parties;
- the information provided by the Board of Directors, including transactions with other Group companies and related parties, are considered complete. More specifically, these operations are to be considered as connected to and regarding the fulfilment of corporate objectives. The characteristics and the economic effects of such ordinary transactions are specified in the Report on Operations and in the notes to the financial statements and are considered as in line with the interests of the Company.

  Furthermore, we have not identified any conflicts of interest or any transactions which could have a significant effect on the income statement, balance sheet or financial position of the company;
- During the year we held regular meetings and exchanged information with the external auditors Deloitte & Touche S.p.A. Though we had not yet seen their audit report on the statutory and consolidated financial statements, we have every reason to believe that it will express a clean opinion, although the assessment of the statutory financial statements should include an informative reference to a few items introduced in order to obtain tax benefits that would otherwise be unobtainable.

Their effects on shareholders' equity and the profit for the year were illustrated in the notes to the financial statements;

- during the year no opinions were expressed according to articles 2389 of the Italian Civil Code and articles 158 and 159 of Law Decree no. 58/98;
- during 2002 the Board of Directors met 8 times, the Executive Committee met 5 times and the Board of Statutory Auditors met 13 times;
- during 2002, besides auditing the statutory financial statements, the consolidated financial statements and the interim report, the company – with our approval – entrusted Deloitte & Touche S.p.A. with the task of developing a risk management system, for a fee of EUR 181,150. In this same period, the company did not give tasks to other entities linked to its external auditors by continuous relations;
- the company substantially adapted its code of conduct to the modifications suggested by the Corporate Governance Committee of companies listed in July 2002, as can be seen from the report on operations by the Board of Directors;
- we agree with the amount of dividend that the Board of Directors proposed to pay, bearing in mind the level of available reserves.

In conclusion, we inform you that we have received no accusations under article 2408 of the Italian Civil Code and express our approval of the financial statements as at December 31st, 2002, which report a net profit of EUR 258,641,417.

Lastly, we would remind you that, with the approval of these financial statements, the Board of Directors' mandate comes to an end. We would therefore ask you to take the necessary action.

Milan, March 28th, 2003

THE BOARD OF STATUTORY AUDITORS

Achille Frattini, Chairman

Francesco Antonio Giampaolo

Riccardo Perotta

Deloitte
& Touche

AUDITOR'S REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE OF FEBRUARY 24, 1998, N. 58

To the Shareholders of
Mediaset S.p.A

We have audited the financial statements of the Mediaset S.p.A. as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Auditing Standards recommended by Consob, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The December 31, 2002 accounts of one affiliated company with a March 31 financial year end, were examined by another audit firm, which has issued a report on the limited review performed. The financial statements of a subsidiary company were examined by other auditors who supplied their report. Our opinion, as expressed in this report, with regard to the aforementioned affiliated companies which represent 21.8% and 7.5% respectively of equity investments and total assets, is partly based on the review conducts by other auditors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statement of the prior year, which is presented for comparative purpose as required by law, reference should be made to the auditor's report by us on April 5th 2002.

In our opinion, the financial statements present fairly the financial position of Mediaset S.p.A. as of December 31, 2002, and the results of its operations for the year then ended in accordance with the Italian regulations governing financial statements.

As mentioned in the notes to the financial statements, the Company has made certain entries solely in order to obtain tax benefits, which would not otherwise be available. In the notes to the financial statements, the effects of these entries on shareholders' equity and net profit income for the year is adequately explained in the note on "Shareholders' equity".

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, March 31st, 2003

This report has been translated into the English language solely for the convenience of international readers.

EXTRACT OF THE RESOLUTIONS TAKEN BY THE GENERAL MEETING

The General Meeting was held on first call on April 16th, 2003.

1) With reference to the first item on the agenda, regarding the Balance sheet and Consolidated financial statements as at December 31st, 2002, the General Meeting, after taking notice of the Report on Operations of the Board of Directors, the Report of the Statutory Auditors, of the Independent auditors and the Consolidated financial statements, decided the following:

a) to approve the Financial Statements as of December 31st, 2002, which closed with a profit for the year of EUR 258,641,417.33, and the relevant Report on Operations;

b) to allocate the net profit for the year, amounting to EUR 258,641,417.33 as follows:

- EUR 12,932,070.87, equal to 5%, to the legal reserve;
- EUR 0.21 per share to the shareholders as dividend, gross of legal withholding taxes, with the exclusion of own shares held at May 16th, 2003, by using part of the extraordinary reserve, currently amounting to EUR 99,263,026.53 for the part exceeding the available profit;

c) to pay the dividend as of May 22nd, 2003. The payment will be made by means of the authorised organisations where shares are registered in "Sistema Monte Titoli"; as from May 19th, 2003 shares will be negotiated in the relevant market ex dividend. The payment of the dividend will give shareholders an ordinary tax credit amounting to 56.25%, since it can be included in the items mentioned at art. 105, first clause, paragraph a) of the *Testo Unico delle Imposte sui Redditi* (Single Act on Income Tax).

2) With reference to the second item on the agenda, regarding the appointment of the Board of Directors, after determining the number of its members, the duration of their term, the definition of their remuneration and the election of the Chairman, the Meeting decided as follows:

a) to grant the administration of the company to a Board of Directors including 15 members; elected Directors are:

Fedele Confalonieri
Pier Silvio Berlusconi
Giuliano Adreani
Franco Amigoni
Marina Berlusconi
Pasquale Cannatelli
Enzo Concina
Paolo Andrea Colombo
Maurizio Costa
Mauro Crippa
Bruno Ermolli
Marco Giordani
Alfredo Messina
Gina Nieri
Roberto Ruozi

b) to determine the duration of their term for the current year and the two following years and however until the Financial Statements as at December 31st, 2005 are approved;

c) to determine the gross annual remuneration of the Board of Directors in EUR 248,000.00 to be divided as follows:

- to the Chairman EUR 24,000.00;
- to each of the other Directors EUR 16,000.00;

d) to confirm Mr. Fedele Gonfalonieri as Chairman of the Board of Directors, who has, according to statute, the legal representation of the company with respect to third parties and in court.

3) With reference to the third item on the agenda, regarding the appointment of the Stock Option Plan Committee, the Meeting decided as follows:

a) to give the Stock Option Plan Committee, consisting of three non executive directors appointed by the Meeting, who will act jointly, will establish the Committee working rules and will be supported by the Chairman of the Board of Statutory Auditors who will take part in their meetings without right to vote, the task to manage the 1997/1999 employee stock option plan and the 2000/2002 stock option plan, as well as other plans or projects, to the benefit of employees of the company, the parent company or subsidiary companies, decided by the meeting and by the Board of Directors, according to the attributes and modes established in the relevant decisions. The task above will last until the expiry date of the board of Directors appointed by the General Meeting of April 16th, 2003;

b) to appoint as members of the Stock Option Plan Committee, the following non executive Directors:

- Marina Berlusconi
- Bruno Ermolli
- Paolo Andrea Colombo.

4) With reference to the fourth item on the agenda, regarding the proposal to set up a stock option plan, the Meeting decided the following:

a) to approve the setting up of a stock option plan on company own shares, for the duration of three years starting from 2003, for employees of the company, subsidiary companies and the parent company selected by the Stock Option Plan Committee among managers, journalists, and division directors (or other company qualifications), as well, should the Board of Directors deem it to be appropriate, the initiation of similar projects on shares of subsidiary companies or companies in which the company directly or indirectly holds a shareholding;

b) to give the Stock Option Plan Committee, appointed by the General Meeting, the management of the 2003/2005 stock option plan; the Committee is given the widest powers for the selection of participants, for the definition of performance objectives, for the allocation of option rights and the implementation of the plan in all its aspects. The above directors, making up the Committee, will define a regulation for the implementation of the stock option plan to be submitted to the Board of Directors for their approval.

5) With reference to the fifth item on the agenda, regarding the authorisation to the Board of Directors for the purchase and sale of own shares, the Meeting decided the following:

a) to grant the Board of Directors the possibility to purchase, also by means of negotiation of options or derivatives on Mediaset shares, up to a maximum of 30,000,000 ordinary own shares with a current par value of EUR 0.52 each (equal to 2.54% of the current share capital), one or more times, until the approval of the financial statements as at December 31st, 2003 and however for not more than 18 months from the date of the General Meeting resolution. The amount above is covered by the available reserves, as is stated in the latest financial statements appropriately approved. Purchases, to be made at the Stock Exchange where the shares are listed, shall be carried out at a price not higher than 20% and not lower than 20% of the reference price of the share in the Stock Exchange session previous to any single operation. These parameters are considered to be appropriate to find the value range within which the purchase is of interest to the company. The purchase operations shall not be made by means of public offering, but will be carried out on the market under the rules given by Borsa Italiana S.p.A. and pursuant to article 132 of Law Decree 58/98; purchased shares shall not be used for share capital decrease operations;

b) to authorise the Board to sell purchased shares and to carry out transfers, including exchanges. Sales shall be carried out at the Stock Exchange where shares are listed and/or out of the Stock Exchange, at a price not lower than 90% of the reference price of the share in the Stock Exchange session previous to any single operation. This authorisation is given without time limits;

c) to confirm the authorisation to the Board of Directors, in accordance with article 2357-ter of the Italian Civil Code, so that it can sell own shares purchased on the basis of this resolution or however already held by the company to company's employees, or employees of subsidiary companies or of the parent company with respect to their exercise of purchase options of the shares that are granted to them, in line with the measures approved by the General Meeting of April 20th, 2000 regarding the setting up of a Stock Option Plan for 2000/2002. This authorisation is given without time limits;

d) to authorise the Board of Directors, in accordance with article 2357-ter of the Italian Civil Code, so that it can sell own shares purchased on the basis of this resolution or however already held by the company to company's employees, or employees of subsidiary companies or of the parent company with respect to their exercise of purchase options of the shares that are granted to them, in line with the measures approved by the General Meeting of April 16th 2003 regarding the setting up of a Stock Option Plan for 2003/2005. This authorisation is given without time limits.